As confidentially submitted to the Securities and Exchange Commission on November 20, 2023.

This Amendment No. 7 to the draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

STUBHUB HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	7990	20-2082924
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

175 Greenwich Street, 59th Floor

New York, New York 10007

(888) 977-5364

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Eric H. Baker

StubHub Holdings, Inc.

175 Greenwich Street, 59th Floor

New York, New York 10007

(888) 977-5364

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael Benjamin Tad J. Freese Alison A. Haggerty Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200	Connie James Chief Financial Officer Mark Streams General Counsel StubHub Holdings, Inc. 175 Greenwich Street, 59th Floor New York, New York 10007 (888) 977-5364	Dave Peinsipp Kristin VanderPas Denny Won Cooley LLP 3 Embarcadero Center, 20th Floor San Francisco, California 94111 (415) 693-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Securities may not be sold until the preliminary prospectus filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                 , 2024

Preliminary Prospectus

            Shares

STUBHUB HOLDINGS, INC.

Class A Common Stock

This is the initial public offering of shares of Class A common stock of StubHub Holdings, Inc. We are offering             shares of our Class A common stock.

Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price for our Class A common stock will be between $             and $             per share. We intend to apply to list our Class A common stock on the             under the symbol “                .” It is a condition to the closing of this offering that the Class A common stock offered hereby has been duly listed on                 .

Upon completion of this offering, we will have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to                  votes per share and is convertible at any time, at the option of the holder, into one share of Class A common stock. See “Description of Capital Stock” for more information.

Immediately following this offering, all outstanding shares of our Class B common stock will be held by our founder and Chief Executive Officer, Eric Baker, and such shares will represent approximately     % of the voting power of our outstanding capital stock. As a result, Mr. Baker will have the ability to control the outcome of any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and stockholder amendments to our bylaws, and the approval of any merger or sale of substantially all of our assets. Upon completion of this offering, we will be a “controlled company” within the meaning of the corporate governance rules of            , and are therefore permitted to elect not to comply with certain corporate governance requirements thereunder.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in shares of our Class A common stock involves risks. See “Risk Factors” beginning on page 20 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body or state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting.”

We have granted the underwriters the option for a period of 30 days to purchase up to an additional             shares of Class A common stock from us at the initial public offering price less underwriting discounts and commissions.

The underwriters expect to deliver the shares of Class A common stock to purchasers on             , 2024.

J.P. Morgan	Goldman Sachs & Co. LLC	BofA Securities

Prospectus dated                 , 2024.

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the SEC. Neither we nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus we have prepared or that have been prepared on our behalf or to which we have referred you. Neither we nor any of the underwriters take responsibility for, and can provide assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell and seeking offers to buy shares of our Class A common stock but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock. Our business, financial condition and results of operations may have changed since such date.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit the use or possession or distribution of this prospectus or any related free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside the United States.

i

ABOUT THIS PROSPECTUS

We were incorporated as Pugnacious Endeavors, Inc. in the State of Delaware on December 17, 2004 and launched operations as viagogo in 2006. On February 13, 2020, we acquired the StubHub business (“StubHub”) from eBay Inc. (“eBay”) (the “StubHub Acquisition”), and on September 8, 2021, we changed our name to StubHub Holdings, Inc. (“StubHub Holdings”). StubHub is currently operated through our wholly owned subsidiary StubHub, Inc., and today, StubHub Holdings is the combination of the viagogo and StubHub businesses.

Certain amounts, percentages and other figures presented in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals, dollars or percentage amounts of changes may not represent the arithmetic summation or calculation of the figures that precede them.

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “we,” “us,” “our,” the “Company,” “StubHub Holdings,” and similar terms refer to StubHub Holdings, Inc. and its consolidated subsidiaries, including without limitation, StubHub, Inc.

GLOSSARY

In this prospectus, unless we state otherwise or the context otherwise requires, we use the following terms to describe attributes of our business:

Ecosystem Participants

•	“Buyer” refers to a fan that has bought a ticket to a live event on our marketplace in a given period.

•	“Fan” refers to an individual that attends a live event or visits our global ticketing marketplace. A fan can be a buyer or a seller.

•

“Seller” refers to an individual or business that has listed one or more tickets on our marketplace in a given period. We categorize sellers into three groups: the individual seller, the professional seller and the content rights holder.

•	“Individual seller” refers to an individual that is reselling tickets previously purchased or gifted to them, and often include season ticket holders or individuals whose plans have changed.

•

“Professional seller” refers to an individual or business that acquires tickets with an intent to distribute on ticketing marketplaces. Professional sellers often work directly with CRHs to broaden distribution and may buy tickets wholesale or manage tickets on a consigned basis.

•	“Content rights holder” or “CRH” refers to a content owner, such as a performer, artist or team, that sell original issuance tickets, for example, the Rolling Stones and New York Yankees.

Ticketing Business Models

•

“Original issuance” or “original issuance ticketing” refers to the initial sale of tickets by CRHs. These tickets can be sold through the direct issuance model, primary ticketing model or a combination.

•

“Direct issuance” refers to a model whereby CRHs distribute tickets through our global ticketing marketplace. Direct issuance does not require exclusivity, and can be complementary to other methods of ticket sales.

•

“Primary ticketing” refers to a third-party model whereby CRHs rely on box office services to facilitate sales of original issuance tickets. Primary ticketing is often bundled with other services, including access control services to authenticate tickets and manage the venue entry process.

•	“Secondary ticketing” refers to the subsequent resale of tickets following their original issuance by CRHs.

•

“Ticketing marketplace” refers to a business model whereby ticketing inventory is sourced and priced dynamically from sellers. Ticketing inventory can be either direct issuance or secondary and includes events across a range of box office and venue affiliations.

ii

PROSPECTUS SUMMARY

This summary highlights select information that is presented in greater detail elsewhere in this prospectus and does not contain all the information you should consider before making an investment decision. You should read the entire prospectus carefully, including the sections titled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our historical consolidated financial statements and related notes included elsewhere in this prospectus before making an investment decision.

Our Mission and Vision

Our mission is to be the global marketplace destination to access live entertainment. We envision a future where all live event tickets are widely available to be conveniently purchased and every seat at every venue is filled.

Our Business

Our journey began in 2000 when our Founder and CEO, Eric Baker, founded StubHub, the first online marketplace for secondary tickets, with the commitment to bring liquidity, transparency and trust to an opaque and inefficient category. When we started, secondary ticketing was a fragmented offline market, untouched by technology and data, with complicated problems to solve. To win in secondary ticketing, we had to create a technology-enabled marketplace where tickets were sourced and priced dynamically and all types of live events could be supported.

Today, we operate the largest global ticketing marketplace for live events where fans can buy tickets from sellers of all types. Our business model has achieved scale with high growth and generates significant revenue, profit and cash flow. We connect fans around the world with sellers who use our marketplace to reach passionate fans and price tickets efficiently. We operate our global ticketing marketplace through two brands: StubHub in North America and viagogo internationally.

In building our marketplace, we created and scaled core capabilities required to succeed in secondary ticketing:

•	Technology: End-to-end functionality capable of handling all types of events.

•	Distribution: Global distribution built to operate anywhere there is demand for live events.

•	Data: Data intelligence to optimize outcomes for both buyers and sellers.

•	Brand: Trusted brands that attract millions of participants without controlling the box office or venue access.

By bringing together buyers and sellers at scale, we unlocked a powerful flywheel effect and created an efficient monetization engine for sellers with a broad selection of tickets for fans. Our global scale and the core capabilities of our marketplace have enabled us to establish a leadership position and build durable competitive moats in secondary ticketing, and our focus is set on an even bigger opportunity.

There is a critical need for a global marketplace that ensures liquidity, transparency and trust for all ticketing transactions, whether they involve secondary sales or original issuance. We believe that by bringing our end-to-end technology, global distribution, data intelligence and trusted brands to even more categories of live events and experiences, we will capture a larger market opportunity and play an even more vital role in the ecosystem in the future. Across verticals, we have observed how content owners gravitate towards online marketplaces with similar capabilities and we believe this trend will eventually shape the distribution and consumption of live events, further propelling our market opportunity.

Our History

It was the spring of 1999 and Eric Baker had a very specific problem. He needed two tickets to see The Lion King on Broadway and the show was sold-out. The box office was a dead end, and he had no idea who to call for help. Should he canvass the streets around Times Square and hope to find someone with a “tickets for sale” sign? With no clear answers, he found himself at the mercy of an opaque market. Who had tickets to sell? Would those tickets be genuine, or would he be turned away and embarrassed at the entrance? Would they be good seats? He didn’t have a seat map for the theater. Was he getting good value? What other options were out there? There was no price or inventory transparency. And was it really a good idea to pull out a few hundred dollars in cash on a dark street in the middle of midtown Manhattan? At the time, the first wave of the Internet was transforming commerce. Eric could easily search the Internet and buy many things online—from books to beanie babies. But no dedicated marketplace existed for event tickets. There was no way to gain access to live events in a safe, liquid and transparent online marketplace.

Eric set out to solve this problem. In 2000, while a student at Stanford Business School, he founded StubHub with the goal of democratizing access to live events, from theater shows to football games to concerts. He focused on solving universal pain points around search, selection, transparency, ease and trust. With StubHub, fans in the U.S. were able to conveniently purchase authentic tickets to any event at any time at transparent, market-based prices.

In aggregating the demand for live event tickets, StubHub also empowered sellers to thrive. Individual sellers, fans themselves, could now make their initial purchase with confidence, knowing that they could conveniently and reliably resell their tickets through StubHub’s marketplace if their plans changed. Professional sellers could use StubHub to sell large volumes of tickets to passionate, high-value fans at efficient market-based prices.

Content rights holders—performers, artists and teams—also benefited from a liquid online secondary market. Reliable resale value for tickets meant they were able to get better value on their tickets at original issuance. Fans were more willing to buy tickets further in advance of shows and more willing to purchase season tickets in advance, derisking CRHs’ inventory positions and improving recurring revenue streams. A liquid secondary ticketing market also meant that fewer tickets would expire and go unused, boosting attendance at venues, revenue from concessions, merchandise and in-venue advertising and improving the fan experience. StubHub quickly became the go-to destination to buy and sell tickets to live events, building a highly- recognizable brand in the U.S. In January 2007, StubHub was acquired by eBay.

Eric left StubHub ahead of the sale to eBay and was planning to take some time off to travel the world. He arrived in London with a desire to attend his first Premier League soccer match. He soon found himself facing a familiar problem. StubHub, or any close approximation, didn’t exist internationally. Eric launched viagogo in 2006 with two objectives. First, to bring the same transformative experience that StubHub unlocked in the U.S. to an international audience. Second, to build the business on global-first technology that could scale seamlessly across borders and currencies. viagogo would bring a more innovative and data-centric approach to the industry at large. Over the following decade, viagogo became the leading international secondary ticketing marketplace, providing the same benefits to fans and sellers all over the world.

In November 2019, viagogo announced its acquisition of StubHub, with the intent of bringing together the two businesses that Eric founded. Once together, fans and sellers would be poised to benefit from StubHub and viagogo’s global scale and over 35 combined years of operating history.

When viagogo acquired StubHub, we believed that the combination of StubHub’s leading brand and scale in North America with viagogo’s international presence, technology and performance marketing expertise would accelerate the growth of the business and restore StubHub to a clear leadership position following over a decade of eBay ownership, while generating significant profit and cash flow. The acquisition of StubHub closed in February 2020, but underwent a regulatory review by the U.K. Competition and Markets Authority (the “U.K. CMA”). For 18 months, StubHub remained completely operationally independent of viagogo’s management and oversight. In September 2021, we satisfied the requirements of the U.K. CMA review and were able to begin the integration. A year later, in September 2022, we completed the integration.

Since then, we have achieved the core objectives of our acquisition thesis. Over the course of 2023, our business has generated significant growth, profit and cash flow, gaining market share while simultaneously reducing operating expenses.

In 2023,                million buyers from over                countries and territories purchased                 million tickets from                million sellers on our marketplace. During the years ended December 31, 2023 and 2022, we generated:

•	GMS of $ billion and $4.8 billion, respectively, representing annual growth of %;

•	Revenue of $ and $1.0 billion, respectively;

•	Net income (loss) of $ million and $(226.8) million, respectively; and

•	Adjusted EBITDA of $ million and $(50.6) million, respectively.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics and Non-GAAP Financial Measures” for additional information on GMS and the non-GAAP financial measure, Adjusted EBITDA.

We believe that the speed and success of the integration and our financial performance today reflects the operational excellence of our leadership team that has been at the very forefront of online ticketing marketplaces. Now that we have re-established category leadership in the North American secondary ticketing market, we are broadening our focus to include the massive opportunity ahead to create a marketplace where fans can conveniently access any ticket for any event in the world, whether the ticket is originally issued or resold.

Our Industry and the Need for a Global Marketplace

Live Events and Ticket Sales are Critical to Content Rights Holders

Live events and ticket sales are key drivers of revenue and fan engagement for artists, teams and venues. Ticket sales also provide upfront funding for the production of events. Musicians earn a majority of their music-related income from live performances. In sports, live events represent a significant source of revenue through ticket sales, concessions, merchandise and sponsorships. Concessions, merchandise and advertising are core revenue streams for venues, all of which are driven by attendance. Additionally, live events galvanize sports fan bases and at-home viewership, fostering the community and game-day atmosphere that drives broadcasting demand and cross-selling opportunities.

Secondary Ticketing Marketplaces are an Indispensable Part of the Live Events Ecosystem

The secondary ticketing market provides an important function for all constituents of the live events ecosystem. Secondary ticketing marketplaces provide fans with a convenient way to reliably purchase tickets for a wide range of events. It also provides greater flexibility, as fans can purchase tickets at any time, even minutes before an event, and can seamlessly sell tickets if plans change. For CRHs, reliable resale value increases the value of tickets at original issuance. It also allows CRHs to derisk their inventory positions through upfront sales as fans are more willing to buy further in advance of event day and it improves recurring revenue streams for sports teams as fans are more willing to purchase season tickets. A liquid secondary ticketing market also reduces the number of tickets that expire unused, which boosts attendance for venues, leading to more revenue from concessions, merchandise and in-venue advertising and improving the fan experience.

Legacy Primary Ticketing Players Fall Short in Serving Fans and CRHs

CRHs have historically relied on legacy primary ticketing models to sell original issuance tickets to fans. These models are typically based on bundled services sold to venues and CRHs, including access control services to authenticate tickets and manage the venue entry process as well as box office services to facilitate ticket sales. As transaction activity in other sectors has shifted to scaled online marketplaces, the limitations inherent in the primary ticketing model have become more apparent, including a frustrating consumer experience, narrow distribution of tickets and a lack of data intelligence to inform pricing. As a result, it is estimated that approximately     % of live event tickets go unsold. We estimate this contributes to approximately $             billion in lost ticket sales each year and that the total lost value to CRHs is much greater when factoring in missed concessions, merchandise and other ancillary revenue generated during the event.

The Live Events Ecosystem Needs an Open Marketplace that Serves All Stakeholders

We believe that all constituents would benefit from an open tech-enabled marketplace capable of directly connecting buyers and sellers at scale to create an ecosystem underpinned by transparency and efficiency. Across many of the largest internet and commerce verticals, this transition has already taken place, providing a blueprint for a model that can equitably benefit all stakeholders. Original issuance ticketing is one of the few verticals yet to experience a similar transition, and we believe that we are well-positioned to drive an industry transition in the same way we pioneered the global secondary ticketing market over the past 23 years.

Our Global Ticketing Marketplace

We operate the largest global ticketing marketplace for live events where fans can buy tickets from sellers of all types. Our global scale and the core capabilities of our marketplace enabled us to establish a leadership position and build durable competitive moats in secondary ticketing, and our focus is set on an even bigger opportunity. Through our marketplace, we are transforming the way tickets are discovered, accessed, priced and sold.

Our marketplace is built for fans. We believe that everyone is a fan, whether of sports, music, theater, comedy or other genres that shape and define our culture. Our marketplace is designed to provide a single source for fans around the globe to discover, search and purchase tickets on demand to any event on any device, in their local language and currency. Buyers can purchase safely and securely, knowing their ticket will be authentic and arrive in time for the event. As a result, fans are able to buy and sell tickets on demand to any live event through a highly liquid global ticketing marketplace and benefit from a trusted, consistent experience.

Our marketplace enables sellers of all types, including individual fans, professional sellers and CRHs. Sellers on our marketplace can use our technology, distribution, data and brand to reach passionate fans and price tickets efficiently. CRHs can also better fill seats in their venues by accessing the richest live event market dataset to inform dynamic pricing to sell tickets that may not otherwise sell. We manage end-to-end services for our sellers, including marketing, payments, fulfillment and customer support, making it easy for any seller to create a listing, set a price and allow us to market it to fans.

Our marketplace operates as an open ecosystem and competes on the basis of value created rather than contractual arrangement. We democratize access for fans by enabling them to visit a single destination to discover, search and purchase tickets to all types of events, regardless of the box office where it was originally sold or the access control service at the venue. We democratize access for sellers by allowing any seller to conveniently and seamlessly list their tickets on our marketplace. We believe that ticketing technology built as an open ecosystem is more accessible and attractive to a wider range of buyers and sellers and will capture more of the market over time.

Our category leadership is enabled by our technology, distribution, data and brands and is accelerated by our mutually reinforcing flywheels.

Technology: End-to-End Functionality Capable of Handling All Types of Events

Our scalable technology is purpose-built for live events and is designed to offer a superior product experience that addresses the spectrum of needs for buyers and sellers across the globe. Our technology is built to handle events regardless of their size, location, category or venue and includes end-to-end workflows and services that streamline the purchase and sale experience for buyers and sellers. For buyers, we provide a solution that encompasses search, price comparison, secure payment, delivery and customer service. For sellers, we provide inventory management solutions, pricing tools, customer analytics and support. We leverage our centralized technology and operations to reach buyers and sellers across the globe, supporting                languages and accepting payments in                currencies in 2023.

Distribution: Global Distribution Built to Operate Anywhere There Is Demand for Live Events

With one of the largest networks of buyers and sellers in the live events industry, our marketplace is built to offer broad, global distribution anywhere there is demand for live events. Our marketplace benefits from proficiency in customer acquisition and ability to find buyers across marketing channels, which reflects the combination of our brands and industry-leading performance marketing expertise. This marketing engine exists on a global scale. In 2023, buyers from over                 countries and territories were able to access a broad catalog of live events in over                countries and territories, and sellers of tickets on our marketplace were able to reach large, global audiences to drive higher revenue and attendance.

Data: Data Intelligence to Optimize Outcomes for Buyers and Sellers

Our leading scale, customer engagement and operating history provide us with valuable data intelligence that we use to optimize outcomes for buyers and sellers. As a category pioneer with over 35 combined years of operating history across StubHub and viagogo, we believe we have amassed a significant data advantage. Fans have purchased more than 400 million tickets through our marketplace since inception, giving us supply, demand and pricing data at scale across event categories and geographies. In addition, our marketplace dynamically sources and prices inventory in real-time, allowing us to track signals throughout the event lifecycle from the initial ticket release date until the day of the event. We leverage our data to inform product experimentation, customer acquisition, personalization, pricing recommendation algorithms and product innovation, which continuously improves the value we provide to buyers and sellers.

The StubHub and viagogo Brands: Trusted Brands That Attract Millions of Participants

Both StubHub and viagogo have built category-defining brands in their respective geographies. Our StubHub brand was built over the last 23 years to become one of the category-defining live events brands in the U.S. today. According to the StubHub Brand Study, StubHub enjoys an aided brand awareness of 75% in the U.S., making StubHub synonymous with live events and positioning our marketplace as the go-to destination for fans to access events.

Our Mutually Reinforcing Growth and Liquidity Flywheels

The success of our marketplace and our ability to attract supply and demand is accelerated by our mutually reinforcing flywheels that create a powerful network effect for our business.

•

Growth flywheel. We leverage our leading brands and performance marketing expertise to attract fans to our marketplace through organic and paid channels. The more fans we attract, the more engagement and purchase intent data we collect. More engagement and purchase intent data fuels our marketing and product conversion engine, allowing us to more efficiently get the right ticket to the right fan through the right product experience and convert them into a buyer. More buyers subsequently generate more transaction volume. As this cycle continues, return on marketing investment increases, powering growth and profitability.

•

Liquidity flywheel. More transaction volume from our growth flywheel draws more sellers and ticket inventory. More sellers and ticket inventory increases the selection on our marketplace, attracting more fans and converting them into buyers. As we attract more buyers and sellers, the transaction volume and liquidity of our marketplace increases.

Our entire marketplace benefits from our growth and liquidity flywheel effects as more buyers and sellers enhance our technology, distribution, data and brand, allowing us to better serve fans globally. Our data intelligence benefits from greater buyer and seller engagement and higher transaction volume as we generate increasingly valuable insights that support our marketing strategy, pricing recommendation algorithms and product strategy. As a result, we created a business model that generates strong returns with scale.

Our Direct Issuance Solution

We are in the early innings of disrupting the legacy primary ticketing model by making our tech-enabled marketplace available to CRHs to distribute original issuance tickets. We believe that buyers want a single, trusted and reliable destination to buy any ticket anywhere in the world in their native language and local currency and do not care whether a ticket is originally issued or resold. We also believe that all sellers want to maximize revenue and attendance through broad distribution and data to support smart dynamic pricing.

With our direct issuance solution, CRHs can distribute their tickets for sale through our marketplace as any other seller would. We do not require exclusivity, allowing CRHs to broadcast their inventory simultaneously across many channels to achieve the broadest possible distribution. By accessing our marketplace, CRHs can leverage our global reach, trusted brands and marketing expertise to maximize their distribution and use our wealth of marketplace data to inform intelligent pricing strategies to optimize yield on their ticketing inventory.

We believe that this model has a powerful track record across global digital marketplaces. Across industries, the platforms with the most effective distribution have become the de facto, one-stop shop for the broadest selection of content. We are already executing on this strategy and working with marquee franchises in major sports leagues in the U.S. and abroad and expect to continue growing our relationships with CRHs beyond the relationships in place today.

Trends in our Favor

As we execute our strategy, we believe there are numerous secular tailwinds that will propel our opportunity.

•

Consumers Are Prioritizing Live Events and Experiences Over Products. A multi-decade trend is underway as consumers have increasingly prioritized experiences and live events over material possessions. We believe the irreplaceable role that collective experiences play in fostering human connection will continue to accelerate and solidify the draw of, and demand for, live events in the years to come.

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Marketplaces Across Verticals Have Become Part of the Everyday Lives of Consumers. Across industries, consumer-facing marketplaces with category-defining brands have become part of our everyday lives. Whether taking a ride on Uber, ordering food through DoorDash, buying a crafted good from a creator on Etsy or booking a unique place to stay on Airbnb, these marketplaces have transitioned purchasing behavior from offline to online channels and removed friction from transaction workflows. Category-leading marketplaces have also demonstrated network effects to bring consumers the best selection at efficient prices while providing the broadest and most efficient distribution to suppliers.

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Across Verticals, Content Gravitates Towards Marketplaces with Leading Distribution. Content owners across verticals, such as in e-commerce, media and short-form video, distribute through the platforms with the largest audience in their space, such as Amazon, Netflix and YouTube, because they provide effective monetization channels for their content. This trend has led to a concentration of content on these and other category-defining platforms, making them the go-to destination for consumers and content owners alike. We believe this trend will also shape the distribution and consumption of live events.

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Consumers are Demanding More Content and Becoming Fans of a Broader Range of Live Events. Consumers are becoming fans of more artists, teams and leagues as more types of events gain prominence and fans track their favorite content creators around the globe with greater ease online. Fans are also using a broader range of mediums, such as social media, to discover and follow new artists and teams and, as a result, are increasingly seeing them live.

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Significant Investment in Live Event Production and Infrastructure is Underway to Meet Growing Demand. There is investment in new content to meet the strong demand for live events. For example, Major League Soccer in the U.S. has added 11 new clubs to the league since 2015. Formula 1 announced 24 races in 2024, the most in its history. In addition, over 30 stadiums with at least 15,000 seat capacity were under construction in 2023 around the world, building over half a million new seating capacity. As more events take place and more venues are constructed to meet increasing demand, we expect more tickets will require online distribution to reach fans.

•

Better Technology and Greater Demand for Tickets are Driving Increased Secondary Ticketing Velocity. Secondary ticketing market growth continues to outpace live events industry growth overall as resale technology improves and ticket face values rise. Technology has reduced friction in the purchase, sale and transfer of tickets, making it easier than ever for fans to resell. At the same time, growing demand for live events and experiences has increased the face value of tickets, reinforcing the universal need for a liquid resale market.

Our Market Opportunity

We are the category leader in the large and growing global secondary ticketing market, and we believe we have an enormous opportunity ahead of us in secondary ticketing alone. In 2023, we generated substantially all of our GMS from secondary ticketing. We are also focused on the larger opportunity to build the global, branded destination to access live entertainment, which will significantly expand our opportunity beyond secondary ticketing. Having signed direct issuance partnerships with major national sports teams in 2023, our direct issuance offering is in the early stages of what we believe will be a major disruption to the way original issuance tickets are distributed on behalf of CRHs, which represents a global market opportunity that is significantly larger than secondary ticketing. We believe that we are well-positioned to enable even more categories of live events and experiences on our marketplace, further monetize ancillary revenue streams and play an even more vital role in the ecosystem in the future.

We view our market opportunity in terms of a Serviceable Addressable Market (“SAM”), which we address today, and a Total Addressable Market (“TAM”), which we believe we can address over the longer-run. Our SAM today includes the global markets for secondary, original issuance and unsold tickets. We are the clear category leader in the global secondary ticketing market, which we estimate to be $             billion on a GMS basis. We believe that we can capture a significant share of the $             billion original issuance market and enable the distribution of approximately $             billion in unsold tickets through our marketplace. Together these markets represent our SAM, which we estimate to be $             billion. We have further identified several adjacent live events and experiences markets and ancillary services that we believe we can address over time. Including these markets, we estimate our TAM to be $             billion.

Our Value Proposition to Buyers

Our buyers are passionate and engaged fans of live events across the globe. The foundation of our success rests on our ability to offer buyers an experience built on liquidity, transparency, support, security, trust and ubiquitous access to “never sold-out” events of all types, regardless of their size, location or venue.

We offer several key value propositions to buyers:

•

Leading global selection. We offer access to a broad catalog of live events in over 75 countries and territories. In addition to accessing a diverse variety of live events, buyers are able to compare a wide selection of seat locations across a range of price points, many of which are below face value.

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Convenient on-demand access. “Never sold-out.” We offer buyers the convenience of buying tickets for a wide array of live events globally, in their local language and currency. Our liquid marketplace creates the experience of an event never being sold-out, even if all tickets have been purchased.

•

Superior product experience. We offer buyers a frictionless experience, from event discovery to ticket purchase to attending the event. Our easy-to-use applications are accessible on any device and include features such as price comparisons, detailed seat maps and views, secure global payments, ticket transfers and mobile tickets, among others.

•	Customer support. Our customer support teams are designed to service a global base of buyers. Our support teams ensure they can help our buyers with any issues on a 24/7 basis.

•

Security and trust. Every transaction on our marketplace is safeguarded by the highest standards of security and trust that start with secure payment and ticket delivery and extend to the buyer’s experience on event day. Our FanProtect program guarantees all purchases on our marketplace so buyers have peace of mind knowing their ticket is authentic. We believe that live events represent once-in-a-lifetime experiences; therefore, should any issue with the ticket arise, we have support teams that play a critical role in helping find substitute tickets to ensure a buyer can attend the event.

•

Ability to resell. Our marketplace provides liquidity for buyers to make purchases with confidence. Buyers can purchase tickets with the understanding that they can relist them should a conflict arise or they have a change of heart.

Our Value Proposition to Sellers

We connect sellers of all types—individual fans, professional sellers and CRHs—to our passionate and loyal buyers wherever demand for live events exists. Our sellers provide the selection and breadth of global live event inventory that creates a compelling value proposition for our buyers.

We offer several key value propositions to sellers:

•	Broad global reach. We believe our global ticketing marketplace is the only way for any seller to reach fans throughout the world, in their language and in their currency.

•

Marketing expertise. We make it easy for sellers to create a listing, set the price and merchandise their inventory. Once an inventory listing is active, we leverage our data to market it to buyers most likely to convert.

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Pricing intelligence. Our pricing tools are designed to help sellers leverage our proprietary dataset of real-time demand data and historical pricing trends. This enables sellers to intelligently set ticket prices and optimizes the process of matching their inventory with the right buyers.

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End-to-end fulfillment, payments and support. All sellers have to do is list a ticket, and we manage the rest. We handle all interactions with buyers on each seller’s behalf, from payment through delivery. We interface with buyers on payment collection and verification, customer service and any issues that may arise after the ticket is sold.

•

Security and trust. Our marketplace gives sellers confidence that they will receive payment for each ticket they sell. Sellers of tickets on our marketplace are able to collect payment through a trusted intermediary that serves as a single point of contact. Our technology automatically verifies buyers, payment methods, provides upfront collection of payment and subsequent settlement with the seller. Our seller support team is available 24/7.

•	Scalability and flexibility. We make our technology available to sellers of all types and across many geographies.

Our Competitive Strengths

We have identified several core strengths that create a competitive advantage for our business and allow us to enhance the live events ecosystem:

•	Our Leading Brands. Both StubHub and viagogo have built category-defining brands in their respective geographies.

•	Our Global Footprint and Scale. Our global presence provides leading distribution capabilities and reach among fans around the world.

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Our Performance Marketing Expertise. Our performance marketing expertise honed over the last decade provides us with a multi-faceted customer acquisition strategy that can deliver superior marketing efficiency and growth.

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Our Data Advantage. Our marketplace includes a comprehensive proprietary dataset of live event information, developed through more than 35 years of combined category-leading experience across the StubHub and viagogo businesses. Our ability to utilize this data allows us to better match buyers and sellers, convert potential buyers at a higher rate and generate more leads for sellers across the globe. Our data also allows us to optimize our marketing spend, enhance discovery, promote repeat purchasing behavior and provide personalization to our buyers.

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Our Leading Technology. Our suite of products and services streamlines the purchase and sale experience for buyers and sellers. Through our centralized technology and operations, we have solved a complex problem: the ability to operate across different countries, currencies and languages, without the need for local operations.

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Our Founder-Led Management Team with Track Record of Delivering Operational Excellence. Our team is led by our visionary founder, Eric Baker, who pioneered our category in the U.S. when he founded StubHub in 2000 and internationally when he launched viagogo in 2006.

Our Strategy for Growth

Our growth strategies are focused on extending the competitive strengths of our business.

Grow Adoption of Our Marketplace Globally

•	Grow Our Global Base of Buyers. We intend to grow our global base of buyers to increase our geographic reach and distribution capabilities.

•	Grow Our Global Base of Sellers. We intend to grow our global base of sellers and the selection and breadth of global live event inventory they provide.

•

Grow International Penetration and Unlock More Inventory. The secondary ticketing market outside of North America is more fragmented and takes place predominantly offline. We believe the value proposition we provide fans and sellers applies to all markets globally. As the secondary ticketing market leader, we believe that we are well-positioned to benefit as transaction activity migrates to online channels.

Expand Adoption of Our Direct Issuance Offerings

We intend to continue to grow our relationships with CRHs, expanding beyond the relationships we have in place today. We believe our value proposition, providing broadened distribution and superior pricing intelligence through an open distribution model, is well-positioned to attract more CRHs to use our direct issuance solution.

Continue Extending our Technology and Products for Buyers and Sellers

Our technology is built to support innovation, and we have a track record of launching new features and services for buyers and sellers. While we currently manage the services for our fans from end-to-end, including marketing, payment, fulfillment and customer support for all tickets sold on our marketplace, we see additional opportunities to further extend our offerings. Similarly, while our seller products today are primarily focused on inventory management and pricing intelligence, we plan to add additional features to our seller products and tools to continue reducing friction for sellers to list and sell their tickets on our marketplace.

Improve the Monetization of Our Marketplace Through Advertising

We believe that the range of options to enable advertising on our marketplace is broad, and that the scale, depth and high purchasing intent of our user engagement provide an opportunity to sell banner ads and promoted listings, among other types of advertising, in a similar manner to other scaled digital marketplaces.

Expand into Adjacent Market Opportunities Across Live Entertainment

In addition to ticketing, we see a number of growth opportunities to capture a portion of adjacent live event markets, such as sports betting and sports and music merchandising. Sports is one of the largest categories of ticket sales on StubHub, and we believe that over time we can leverage our proprietary data to monetize sports betting through partnerships, sponsorships and lead generation.

Expand into Additional Live Event and Experience Categories

While our marketplace was built to handle large experiences across sports, music, theater, comedy and other genres, it is extensible across events and experiences regardless of their size, geographic location or venue. We believe our strategic position in the live events ecosystem positions us to work with sellers of other live experiences, such as tours, attractions, museums, cinemas, esports and other experiences.

Summary Risk Factors

Our business is subject to a number of risks and uncertainties, as more fully described in the section titled “Risk Factors.” These risks could materially and adversely impact our business, financial condition and results of operations, which could cause the trading price of our Class A common stock to decline and could result in a loss of all or part of your investment. Additional risks, beyond those summarized below or discussed elsewhere in this prospectus, may apply to our business, activities or operations as currently conducted or as we may conduct them in the future or in the markets in which we operate or may in the future operate. Some of these risks include:

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Our business depends on supply and demand for and continued occurrence of large-scale sports, concerts, theater and other live events, and any decrease in the number of such events or the willingness of consumers to attend such events could have a material and adverse effect on our business, financial condition and results of operations.

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Our business depends on our ability to attract and retain buyers and sellers, and any adverse changes in these relationships could adversely affect our business, financial condition and results of operations.

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Changes in internet search engine algorithms and dynamics, or any limitation or discontinuation of support by such search engines for our paid search results, could have an adverse impact on traffic for our sites and ultimately, our business, financial condition and results of operations.

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We rely on third-party platforms to distribute our applications, and any change in our relationship with those platform providers could adversely impact our business, results of operations and financial condition.

•

We face intense competition in the ticketing industry, and we may not be able to maintain or increase our current revenue, which could adversely affect our business, financial condition and results of operations.

•	If we do not continue to maintain and improve our marketplace or develop successful new solutions and enhancements or improve existing ones, our business will be adversely affected.

•

The reputation and branding of our marketplace are important to our success, and if we are not able to maintain, enhance and differentiate our brands, our business, results of operations and financial condition may be adversely affected.

•	We may not be successful in executing our business strategy to expand our reach to more categories of events and experiences.

•

We operate in international markets and are subject to risks associated with the legislative, judicial, accounting, regulatory, political and economic conditions specific to such markets, which could adversely affect our business, financial condition and results of operations.

•

We are subject to extensive governmental regulations, including with respect to privacy laws and protection of personal data or sensitive information as well as consumer protection laws applicable to our sales and marketing activities, and our failure to comply with these regulations could adversely affect our business, financial condition and results of operations.

•

Cybersecurity risks, data loss or other breaches of our network security could adversely affect our business, financial condition and results of operations, and the processing, storage, use and disclosure of personal data or sensitive information could give rise to liabilities and additional costs as a result of governmental regulation, contract disputes, litigation and conflicting legal requirements relating to personal privacy rights and security of sensitive information.

•

We have identified material weaknesses in our internal control over financial reporting. If we experience material weaknesses in the future or otherwise fail to implement and maintain effective internal controls, we may not be able to accurately report our financial condition or results of operations which may adversely affect investor confidence in us and, as a result, the value of our Class A common stock.

•	We are controlled by our founder and Chief Executive Officer, Eric Baker, whose interests in our business may be different than yours.

•

We are exempt from certain corporate governance requirements since we are a “controlled company” within the meaning of              rules, and, as a result, our stockholders do not have the protections afforded by these corporate governance requirements.

Corporate Information

We were incorporated as Pugnacious Endeavors, Inc. in the State of Delaware on December 17, 2004 and launched operations as viagogo in 2006. On February 13, 2020, we acquired StubHub, and on September 8, 2021, we changed our name to StubHub Holdings, Inc. StubHub is currently operated through our wholly owned subsidiary StubHub, Inc., and today, StubHub Holdings is the combination of the viagogo and StubHub businesses. Our principal executive offices are located at 175 Greenwich Street, 59th Floor, New York, NY 10007. Our telephone number is (888) 977-5364 and our website address is                      . The information contained on, or that can be accessed through, our website is deemed not to be incorporated into this prospectus or to be part of this prospectus. You should not consider information contained on, or hyperlinked through, our website to be part of this prospectus in deciding whether to purchase shares of our Class A common stock.

Trademarks, Service Marks, Copyrights and Trade Names

We own or otherwise have rights to the trademarks, service marks and copyrights, including those mentioned in this prospectus, used in conjunction with the operation of our business. This prospectus includes our own trademarks, which are protected under applicable intellectual property laws, as well as trademarks, service marks, copyrights and trade names of other companies, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and trade names.

Channels for Disclosure of Information

Investors, the media and others should note that, following the effectiveness of the registration statement of which this prospectus forms a part, we intend to announce material information to the public through filings with the SEC, the investor relations page on our website (                     ), blog posts on our website, press releases, public conference calls and webcasts.

The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media and others to follow the channels listed above and to review the information disclosed through such channels.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Implications of Being an Emerging Growth Company

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise generally applicable to public companies. As a result:

•

we are required to include only two years of audited consolidated financial statements in this prospectus in addition to any required interim financial statements, and correspondingly only required to provide reduced disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•

we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

•	we are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes;” and

•

we are not required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to our median employee compensation.

We may take advantage of these reduced reporting and other requirements until the last day of the fiscal year during which the fifth anniversary of this offering occurs or such earlier time that we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenue is $1.235 billion or more; (ii) the last day of the fiscal year during which the fifth anniversary of this offering occurs; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

Under the JOBS Act, “emerging growth companies” also can delay adopting new or revised accounting standards until such time as those standards would otherwise apply to private companies. We currently intend to take advantage of this exemption. As a result, the information that we provide to stockholders may be different from the information you may receive from other public companies in which you hold equity.

For risks related to our status as an emerging growth company, see “Risk Factors—Risks Relating to this Offering and Ownership of Our Class A Common Stock—We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.”

THE OFFERING

Class A common stock offered by us	shares.

Option to purchase additional shares of Class A common stock offered by us	We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to additional shares of Class A common stock from us.

Class A common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Class B common stock to be outstanding immediately after this offering	shares.

Total Class A and Class B common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	We estimate that the net proceeds to us from the sale of shares of our Class A common stock in this offering will be approximately $ million (or $ million if the underwriters exercise their option to purchase additional shares in full), assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for . See “Use of Proceeds” for additional information.

Voting rights	Upon completion of this offering, we will have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to votes per share and is convertible at any time, at the option of the holder, into one share of Class A common stock. See “Description of Capital Stock” for more information.

Concentration of ownership

Immediately following this offering, all outstanding shares of our Class B common stock will be held by our founder and Chief Executive Officer, Eric Baker, and such shares will represent approximately            % of the voting power of our outstanding capital stock. As a result, Mr. Baker will have the ability to control the outcome of any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and stockholder amendments to our bylaws, and the approval of any merger or sale of substantially all of our assets. Upon completion of this offering, we will be a “controlled company” within the meaning of the corporate governance rules of                , and are therefore permitted to elect not to comply with certain corporate governance requirements thereunder.

Risk factors	You should carefully read the “Risk Factors” and other information included in this prospectus for a discussion of factors that you should carefully consider before deciding to invest in our Class A common stock.

Proposed symbol	“ ”

The number of shares of Class A common stock and Class B common stock to be outstanding immediately after this offering is based on                shares of Class A common stock and                shares of Class B common stock outstanding as of                , and excludes:

•

                shares of Class A common stock issuable upon exercise of stock options outstanding under our 2015 Stock Option Plan (the “2015 Plan”) and our 2022 Omnibus Incentive Plan (the “2022 Plan”) as of                 , with a weighted-average exercise price of $                per share;

•

                shares of Class A common stock issuable upon the vesting and settlement of restricted stock units (“RSUs”) outstanding under our 2012 Restricted Stock Unit Plan (the “2012 Plan”) and the 2022 Plan as of                 , excluding shares of Class A common stock issued pursuant to the RSU Settlement (as defined below);

•	shares of Class A common stock reserved for issuance under our 2022 Plan, as well as any future increases in the number of shares of Class A common stock reserved for issuance under the 2022 Plan; and

•

                shares of Class A common stock reserved for issuance under our 2024 Employee Stock Purchase Plan (the “ESPP”), which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, as well as any future increases in the number of shares of Class A common stock reserved for issuance under the ESPP.

Except as otherwise indicated, all information in this prospectus reflects and assumes:

•

the amendment of our amended and restated certificate of incorporation on                to provide for the reclassification of                 shares of Class C common stock outstanding as of                into an equal number of shares of Class A common stock (the “Reclassification”);

•

the exchange of                shares of Class A common stock held by our founder and Chief Executive Officer, Eric Baker, into                 shares of Class B common stock in connection with the completion of this offering pursuant to the terms of an exchange agreement to be entered into with us (the “Exchange”);

•

the automatic conversion of                 shares of Series J redeemable preferred stock and                  shares of Series I redeemable preferred stock, in each case outstanding as of                 into an aggregate of                 shares of our Class A common stock, which will occur immediately prior to the completion of this offering (the “Existing Preferred Stock Conversion”);

•	the issuance of shares of our Class A common stock subject to RSUs outstanding as of under our 2012 Plan, for which the time-based vesting condition was satisfied as of

, and for which the performance-based vesting condition will be satisfied upon the completion of this offering (the “RSU Settlement”);

•

the net exercise of                 outstanding warrants to purchase shares of our Class A common stock with an exercise price of $0.01 per share into                 shares of our Class A common stock, which will automatically occur immediately prior to the completion of this offering (the “Warrant Exercise”);

•	no exercise of outstanding stock options or vesting and settlement of RSUs described above (other than pursuant to the RSU Settlement) subsequent to ;

•	no exercise by the underwriters of their option to purchase up to additional shares of Class A common stock from us; and

•

the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering.

In addition, as of                    , we had outstanding an aggregate of                 shares of redeemable preferred stock that are not convertible into shares of our common stock. See “Description of Capital Stock—Redeemable Preferred Stock” for additional information.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

The following tables summarize our historical consolidated financial and operating information as of December 31, 2022 and for the years ended December 31, 2022 and 2021. The summary historical consolidated statements of operations information for the years ended December 31, 2022 and 2021 and the summary consolidated balance sheet information as of December 31, 2022 have been derived from our audited consolidated financial statements appearing elsewhere in this prospectus.

Our historical results are not necessarily indicative of the results that may be expected for any period in the future. You should read the following summary consolidated financial data together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our historical consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2022		2021
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue		$1,044,866	$672,788
Cost and expenses:
Cost of revenue (exclusive of depreciation and amortization)		194,140	89,020
Operations and support		72,931	46,303
Sales and marketing		652,426	326,585
General and administrative		222,658	371,730
Depreciation and amortization		85,047	223,090

Total costs and expenses		1,227,202	1,056,728

Loss from operations		(182,336)	(383,940)
Interest income		2,814	165
Interest expense		(122,597)	(135,370)
Other income (expense), net		12,572	(87)
Foreign currency gains		23,223	41,241
Loss on extinguishment of debt		—	(8,532)
Gains on derivatives		49,377	7,079
Loss on disposal		—	(130,829)

Total other expense, net		(34,611)	(226,333)

Loss before income taxes		(216,947)	(610,273)
Provision for income taxes		(9,894)	(19,677)

Net loss		$(226,841)	$(629,950)
Undeclared cumulative dividends and deemed dividend to preferred stockholders		(57,224)	(82,710)

Net loss attributable to common stockholders		$(284,065)	$(712,660)
Net loss per share attributable to common stockholders, basic and diluted(1)		$(4.73)	$(12.05)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted(1)		60,036,859	59,122,285

Pro forma net loss per share attributable to common stockholders, basic and diluted(2)	$

Pro forma weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted(2)

(1)

See Note 20, “Net Loss per Share Attributable to Common Stockholders” to our audited consolidated financial statements appearing elsewhere in this prospectus for an explanation of our calculation of basic and diluted net loss per share attributable to common stockholders.

(2)

Pro forma basic and diluted net loss per share attributable to common stockholders and the weighted-average number of shares used in the computation of the per share amount gives effect to the Existing Preferred Stock Conversion, the Warrant Exercise and the RSU Settlement and related stock-based compensation expense, as if each had occurred at                     . Pro forma basic and diluted net loss per share attributed to common stockholders also reflects cumulative stock-based compensation expense related to stock options which commence recognition of expense upon the occurrence of an underwritten initial public offering.

	December 31, 2022
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$403,451	$	$
Net working capital(4)	(803,073)
Total assets	4,312,332
Long-term debt obligations, current and non-current	2,401,271
Series I bifurcated derivative and J redeemable preferred stock liability	34,494
Redeemable preferred stock	380,970
Accumulated deficit	(1,841,384)
Total stockholders’ equity	592,037

(1)

The pro forma consolidated balance sheet data reflects the Reclassification, the Exchange, the Existing Preferred Stock Conversion, the RSU Settlement, the Warrant Exercise, cumulative stock-based compensation expense related to stock options which commence recognition of expense upon the occurrence of an underwritten initial public offering and the filing and effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws, which will occur immediately prior to the completion of this offering.

(2)

The pro forma as adjusted consolidated balance sheet data reflects (a) the pro forma adjustments set forth in footnote (1) above and (b) the sale and issuance of                shares of our Class A common stock in this offering, assuming an initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

The pro forma as adjusted information is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. For example, a $1.00 increase or decrease in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, each of cash and cash equivalents, net working capital, total assets and total stockholders’ equity by $                million or $                million, respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease, respectively, each of cash and cash equivalents, net working capital, total assets and total stockholders’ equity by $                million or $                million, respectively, assuming the assumed initial public offering price of $                per share remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(4)

We define net working capital as total current assets, excluding cash and cash equivalents, less total current liabilities, excluding current long-term debt obligations. Other companies may define working capital differently than us, which reduces its usefulness as a comparative measure.

Key Business Metrics and Non-GAAP Financial Measures

We regularly review a number of operating and financial measures, including the following key business metrics and non-GAAP financial measures, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. The measures set forth below should be considered in addition to, not as a substitute for or in isolation from, our financial results prepared in accordance with GAAP. Other companies, including companies in our industry, may calculate these measures differently or not at all, which reduces their usefulness as comparative measures. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics and Non-GAAP Financial Measures” for additional information on the operating metrics and non-GAAP financial measures set forth below, including a reconciliation of the non-GAAP financial measures, Adjusted EBITDA and unlevered free cash flow, to the most directly comparable financial measures calculated in accordance with GAAP and a discussion on the utility and limitations of Adjusted EBITDA and unlevered free cash flow as financial measures.

The following table summarizes our key business metrics and non-GAAP financial measures (along with the most directly comparable GAAP measures) for the periods indicated:

	Year Ended December 31,
	2023	2022
	(in thousands)
Key Business Metrics
Gross Merchandise Sales (GMS)(1)	$	$4,811,951
Gross Ticket Fees(2)	$	$1,148,290
Non-GAAP Financial Measures
Net loss (GAAP)	$	$(226,841)
Adjusted EBITDA(3)	$	$(50,567)
Net cash used in operating activities (GAAP)	$	$(48,779)
Unlevered free cash flow(4)	$	$104,409

(1)

GMS represents the total dollar value paid by buyers for ticket transactions and fulfillment. GMS includes fees we charge buyers and sellers that can vary by transaction, as well as the net proceeds we remit to sellers. Our definition of GMS does not include applicable sales or value-added taxes, shipping costs and the impact of event cancellations or expected cancellations after the initial transaction on our platform. We believe it is useful to exclude these items, primarily refunds due to event cancellations, as GMS is a key business metric used by management to measure the business performance. GMS does not represent revenue earned by us calculated in accordance with GAAP.

(2)

Gross Ticket Fees represents GMS less the amount we remit to sellers. Gross Ticket Fees is a key business metric used by management to measure the monetization of transaction volume on our marketplace.

(3)

Adjusted EBITDA is defined as net loss excluding results from non-operating sources including, interest income and expense, other (income) expense, net, foreign currency gains, gains on derivatives, depreciation and amortization, acquisition-related costs, stock-based compensation expense, provision for income taxes, employee relocation costs and offering-related costs.

(4)

Unlevered free cash flow is defined as net cash used in operating activities less purchases of property and equipment plus cash paid for interest on debt net of cash received on the settlement of interest rate swap derivatives and non-recurring costs (i.e., acquisition-related and offering-related costs).

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, before making a decision to invest in our Class A common stock. In addition, other risks and uncertainties not presently known to us or that we currently deem not material may also harm our business. If any of these risks actually occur, our business, financial condition, results of operations and prospects could be harmed. In that event, the trading price of our Class A common stock could decline, and you could lose part or all of your investment.

Risks Relating to Our Business and the Ticketing Industry

Our business depends on supply and demand for and continued occurrence of large-scale sports, concerts, theater and other live events, and any decrease in the number of such events or the willingness of consumers to attend such events could have a material and adverse effect on our business, financial condition and results of operations.

Ticket sales are sensitive to fluctuations in the number, frequency, pricing and popularity of sports, concerts, theater and other live events and activities offered by promoters, teams and facilities. We rely on third parties to create, perform and anticipate public demand for sports, concerts, theater and other live events, and any unwillingness to tour, lack of availability of popular artists, decrease in the number of games or performances held or inability to anticipate public demand could limit our ability to generate revenue. Moreover, we are dependent on consumers’ willingness and ability to attend these events. As such, adverse trends in the sports and entertainment industries as well as consumer behavior, spending and confidence generally could adversely affect our business, financial condition and results of operations.

Many of the factors affecting the number and availability of sports, concerts, theater and other live events are beyond our control. For instance, certain sports leagues have experienced labor disputes leading to threatened or actual player lockouts. Any such lockouts that result in shortened or canceled seasons could adversely impact our business both due to the loss of games and ticketing opportunities as well as the possibility of decreased attendance following such a lockout due to adverse fan reaction. In addition, we have no control over the tour schedules of artists and certain international sporting events, such as the World Cup, are not scheduled on an annual basis, which will affect the supply of tickets and demand for our business.

In addition, public health issues or crises (such as the COVID-19 pandemic) have and could in the future result in the widespread cancellation or lack of live entertainment events or reduction or stoppage of ticket sales if fans are unable or choose not to attend events. The COVID-19 pandemic had a significant impact on our business, financial condition and results of operations and we cannot assure you that a similar event or other adverse conditions will not occur in the future.

Moreover, general economic conditions, rates of unemployment, fuel prices, interest rates, changes in tax rates and tax laws that impact companies or individuals, inflation, consumer trends, work stoppages, public health issues, geopolitical conflicts, natural disasters or public concerns over terrorism and security incidents impact the supply and demand for and continued occurrence of large-scale sports, concerts, theater and other live events. For example, during periods of economic slowdown and recession, many consumers and corporations have historically reduced their discretionary spending, including spend on sports, concerts, theater and other live events, negatively impacting ticket sales. To the extent any of these general economic or other conditions negatively impact the supply and demand for and continued occurrence of large-scale sports, concerts, theater and other live events, it could adversely affect our business, financial condition and results of operations.

Our business depends on our ability to attract and retain buyers and sellers, and any adverse changes in these relationships could adversely affect our business, financial condition and results of operations.

Our business depends on obtaining and maintaining our deep and longstanding relationships with the parties that use our marketplace to buy and sell tickets, including individual fans who are ticket buyers and sellers, professional sellers and CRHs. We cannot assure you that we will be able to maintain existing relationships or establish new ones by attracting new buyers and sellers to our marketplace, and the failure to do so could have a material and adverse effect on our business, financial condition and results of operations.

In order to grow our revenue and our business, we must cost-effectively attract new buyers and sellers of all types, including individual sellers, professional sellers and CRHs, and drive their repeat usage of our marketplace over time. Our ability to attract buyers relies predominantly on leveraging our strong global brands, our expertise in customer acquisition and creating a best-in-class experience. In order to deliver a compelling value proposition to our buyers, we need to offer a large and diverse supply of ticket inventory. Our ability to offer this supply requires us to attract and maintain a large base of sellers and help them efficiently distribute their inventory so that they continue to utilize our platform and provide us with more event and experience listings. Any adverse change in these relationships, including our inability to adapt and meet the needs of the buyers and sellers on our marketplace, could adversely affect our business, financial condition and results of operations.

Changes in internet search engine algorithms and dynamics, or any limitation or discontinuation of support by such search engines for our paid search results, could have an adverse impact on traffic for our sites and ultimately, our business, financial condition and results of operations.

We rely heavily on internet search engines, such as Google, to generate traffic to our website, through a combination of organic and paid searches. Search engines frequently update and change the logic that determines the placement and display of results of a user’s search, such that the purchased or algorithmic placement of links to our website can be adversely affected. In addition, a search engine could alter its search algorithms or results causing our website to be placed lower in organic search query results. If a major search engine changes its algorithms in a manner that adversely affects the search engine ranking of our website or the websites of our partners, our business, financial condition and results of operations would be harmed. Furthermore, if we fail to successfully manage our search engine optimization, we could see a substantial decrease in traffic to our website, requiring us to increase spend to increase traffic, which could ultimately increase costs and adversely impact our business, financial condition and results of operations.

In addition, if we violate, or a search engine provider believes we have violated, the terms of service or if there is any change or deterioration in our relationship with these providers, the provider could limit or discontinue its support for our paid search results. For example, in 2019, Google temporarily suspended viagogo from its paid search results for alleged violations of Google’s advertising policy regarding clarity of ticket price, delivery and other fees in the shopping process, as well as certain claims regarding ticket validity, which resulted in a significant decline to viagogo’s GMS. If we were to experience future limitations or discontinuations, it could significantly reduce our ability to attract and retain buyers and sellers, which could materially and adversely affect our business, financial condition and results of operations.

We rely on third-party platforms to distribute our applications, and any change in our relationship with those platform providers could adversely impact our business, financial condition and results of operations.

We rely on third-party application platforms, such as the Apple App Store and Google Play Store, to enable downloads of our applications and these platforms are an important distribution channel for our applications. Each platform provider has broad discretion to make changes to its operating systems and to change and interpret its terms of service and other policies, and those changes may be unfavorable to us. For example, certain competing applications may be promoted or placed in a more favorable order within the platform, which could prevent or limit the ability of potential customers from discovering our applications. In addition, changes by the platforms could limit, eliminate or otherwise interfere with our applications, our ability to distribute our applications through their stores, and our ability to update our applications, including to make bug fixes or other feature updates or upgrades. Furthermore, if these platforms choose to charge commissions on our applications and we fail to negotiate favorable terms, it may harm our business, financial condition and results of operations.

We face intense competition in the ticketing industry, and we may not be able to maintain or increase our current revenue, which could adversely affect our business, financial condition and results of operations.

Our business faces significant competition from other international, national, regional and local original issuance and secondary ticketing service providers, some of whom have significantly greater financial and operating resources than we do. We face competition in the secondary ticketing market from auction websites and other secondary ticketing marketplaces and from other ticket resellers with online distribution capabilities. In addition, our new direct issuance business faces significant competition from other national, regional and local original issuance ticketing service providers as well as from companies that utilize self-ticketing systems, venue box offices and season and subscription sales. Some of these competitors are more established in the original issuance ticketing marketplace and may have exclusive booking rights with certain venues or events. The advent of new technology, particularly as it relates to online ticketing, has amplified this competition. The intense competition that we face in the ticketing industry could cause the volume of transactions on our marketplace to decline, which could adversely affect our business, financial condition and results of operations.

Other variables related to the competitive environment that could adversely affect our financial performance by, among other things, leading to decreases in the number of transactions on our marketplace, overall revenue and fees or profit margin include:

•	competitors’ offerings, which may include more favorable terms or pricing or exclusivity with certain venues or events;

•

technological changes and innovations that we are unable to adopt or are late in adopting that offer more attractive alternatives than we currently offer, which could lead to a loss of ticket sales or lower ticket fees; and

•	ticket selection and variety that is superior compared to the selection and variety listed on our marketplace.

In the markets in which we operate, we face significant competition from other secondary as well as original issuance ticketing service providers to secure new and retain existing buyers and sellers, including individual sellers, professional sellers and CRHs, on a continuous basis. Competitors that have historically focused exclusively on either secondary or original issuance ticketing services have begun to move into each other’s market, resulting in an increasing number of original issuance ticketing service providers entering into the secondary ticketing market. We face significant and increasing challenges from original issuance ticketing service providers that offer tickets at a price that fluctuates based on customer demand, thereby reducing the attractiveness of the secondary market for brokers. For additional information regarding our competitive landscape, see “Business—Competition.”

If we do not continue to maintain and improve our marketplace or develop successful new solutions and enhancements or improve existing ones, our business may be adversely affected.

Our ability to attract and retain buyers and sellers, including individual sellers, professional sellers and CRHs, depends in large part on our ability to provide a user-friendly, secure, efficient, easy-to-use and effective marketplace, develop and improve our marketplace and introduce compelling new solutions and enhancements. Our industry is characterized by rapidly changing technology, new service and product introductions and changing demands of buyers and sellers. We spend substantial time and resources understanding such parties’ needs and responding to them. Building new solutions is costly and complex, and the timetable for commercial release is difficult to predict and may vary from our historical experience. In addition, after development, buyers and sellers may not be satisfied with our enhancements or perceive that the enhancements do not adequately meet their needs. The success of a new solution or enhancement to our marketplace can depend on several factors, including timely completion and delivery, competitive pricing, adequate quality testing, integration with our marketplace, user awareness and overall market acceptance and adoption. If we do not continue to maintain and improve our marketplace or develop successful new solutions and enhancements or improve existing ones, our business, financial condition and results of operations may be harmed.

The reputation and branding of our marketplace are important to our success, and if we are not able to maintain, enhance and differentiate our brands, our business, financial condition and results of operations may be adversely affected.

Our marketplace connects fans around the world with sellers looking to sell tickets. We operate our global ticketing marketplace through two brands: StubHub in North America and viagogo globally. We believe that maintaining and enhancing our reputation and branding as a differentiated ticketing marketplace is critical to retaining our relationship with our existing buyers and sellers and to our ability to attract new buyers and sellers, including individual sellers, professional sellers and CRHs. The successful promotion of our brands’ attributes will depend on a number of factors that we control and some factors outside of our control.

The promotion of our brands requires us to make substantial expenditures and management investment, which will increase as our market becomes more competitive and as we seek to expand our marketplace. To the extent these expenditures yield increased revenue, this revenue may not offset the increased expenses we incur. If we do not successfully maintain and enhance our brands and successfully differentiate our marketplace from competitive products and services, our business may not grow, we may not be able to compete effectively, we could lose buyers or sellers, including individual sellers, professional sellers and CRHs, or we could fail to attract potential new buyers and sellers, all of which would adversely affect our business, financial condition and results of operations.

Negative perception of our marketplace may harm our business, including as a result of complaints or negative publicity about us, our inability to timely comply with local laws, regulations and/or consumer protection related guidance, the failure by sellers to fulfill orders placed on our marketplace, our responsiveness to issues or complaints and timing of refunds and/or reversal of payments on our marketplace, actual or perceived disruptions or defects in our marketplace, cybersecurity incidents, such as data breaches and compromised buyer or seller data or lack of awareness of our policies or changes to our policies that sellers, buyers or others perceive as overly restrictive, unclear or inconsistent with our values.

If we are unable to maintain a reputable marketplace that provides valuable solutions and desirable events, then our ability to attract and retain buyers and sellers could be impaired and our reputation, brands and business could be harmed.

In addition, as part of the StubHub Acquisition and the related divestiture of the StubHub international business required by competition regulators, we have agreed to certain restrictions on the use of our StubHub brand outside of the U.S. and Canada (collectively, “North America”), and have granted an exclusive long-term license to use the StubHub brand to the acquirer of the StubHub international business. Such licensing agreement with the purchaser of the StubHub international business materially limits our ability to market ourselves as StubHub outside of North America, and to market certain live events taking place outside of North America with our StubHub brand or on StubHub branded websites and applications, which over time may have a material adverse effect on our business and results of operations. Moreover, such licensing agreement may limit our rights to use or commercially exploit aspects of our patented technology, including in our viagogo platform and our StubHub business in North America. While we continue to maintain rights to the StubHub brand in North America, and although we have included various contractual protections regarding the use of the StubHub brand by the acquirer, the acquirer may fail to comply with such obligations or fail to maintain or enhance our brand image internationally. See “Business—StubHub Acquisition and U.K. Competition and Markets Authority Final Report” for additional information.

Our failure to successfully address the evolving market for transactions on mobile devices and to build mobile products could harm our business and prospects.

A significant and growing portion of our customers access our platform through mobile devices. The number of people who access the Internet and purchase services through mobile devices, including smartphones and handheld tablets or computers, has increased significantly in the past few years and is expected to continue to increase. If we are not able to provide customers with the experience or solutions they want on mobile devices, we may not be able to attract or retain customers or convert our website traffic into customers and our business may be harmed.

In addition, we face different fraud risks and regulatory risks from transactions sent from mobile devices than we do from personal computers. If we are unable to effectively anticipate and manage these risks, our business and prospects may be harmed.

We may not be successful in executing our business strategy to expand our reach to more categories of events and experiences.

We are focused on expanding our brands and marketplace to even more categories of events and experiences. New offerings and initiatives have a high degree of risk, as they may involve unproven businesses for us with which we have limited or no prior operating experience. For example, we have recently launched our direct issuance business. If CRHs are not convinced of the value proposition of our marketplace, if we are unsuccessful in building and maintaining relationships with CRHs, or if we do so in a way that is not profitable or fails to compete successfully against our current or future competitors, we may be unable to realize the objectives of this business strategy or realize our anticipated value in this market. Furthermore, the adoption of our direct issuance business is subject to a number of factors, some of which may be out of our control, including the ability or willingness of CRHs to use our platform to sell tickets, our competitors’ exclusivity rights governing ticket sales for certain events or venues or buyers’ willingness to engage with our brands and marketplace as a source for direct ticket purchases. There can be no assurance that demand for our direct issuance business or any future offerings and initiatives, including additional live event and experience categories and adjacent market opportunities across the live event ecosystem, will exist, develop or be sustained. Further, these efforts entail investments in and resources spent on our systems and infrastructure, payments platform, and increased legal and regulatory compliance expenses, which could distract management and divert capital and other resources from our more established offerings. If we are unsuccessful in executing on our business strategy to reach more categories of events and experiences, including through our direct issuance business, our business and growth prospects may be harmed.

Further, some of the categories of events and experiences we are focused on expanding into may have their own set of compliance and legal rules and regulations. There can be no assurance that we will be able to meet all compliance obligations under any applicable laws impacting these new offerings and initiatives, including obtaining any such licenses in all of the jurisdictions we plan to operate our marketplace in, and, even if we were able to do so, there could be substantial costs and potential product changes involved in complying with such laws, which may have a material and adverse effect on our business. Any noncompliance by us in relation to existing or new laws and regulations, or any alleged noncompliance, could result in reputational damage, litigation, fines, increased costs or liabilities and damages or require us to stop providing these new offerings and initiatives in certain markets. See “—Risks Related to Government Regulation and Litigation—Our failure to comply with existing laws, rules and regulations as well as changing laws, rules and regulations and other legal uncertainties, including as a result of lobbying by artists, teams and promoters, could adversely affect our business, financial condition and results of operations.”

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business may not grow at similar rates, or at all.

Market opportunity estimates and growth forecasts included in this prospectus are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. The estimates and forecasts included in this prospectus relating to size, addressability and expected growth of our target market may prove to be inaccurate. In addition, a large part of our potential market opportunity involves industries that are still nascent in our business, such as our direct issuance business, and given our limited experience in these industries, it may take us longer than we expect to realize some of these market opportunities, if at all. Even if the markets in which we compete and expect to compete meet the size estimates and growth forecasts included in this prospectus, our business may not grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties.

Our recent rapid growth may not be sustainable or indicative of future growth.

We have recently experienced significant and rapid growth. Our historical rate of growth and performance may not be sustainable or indicative of our future rate of growth or performance, and in future periods, our revenue could grow more slowly than we expect or decline. We believe that continued growth in revenue and our ability to improve or maintain margins, will depend upon, among other factors, our ability to address the challenges, risks and difficulties described elsewhere in this “Risk Factors” section. We cannot provide assurance that we will be able to successfully manage any such challenges or risks to our future growth. Any of these factors could cause our growth to slow or decline and may adversely affect our business and results of operations. Moreover, it may be difficult for us to accurately plan for and model future growth and performance. You should not rely on our historical rate of growth as an indication of our future performance. Failure to continue to grow our revenue or improve or maintain margins would adversely affect our business, financial condition and results of operations.

We have a history of losses and we may not be able to generate sufficient revenue to achieve and maintain profitability.

We incurred a net loss of $226.8 million and $630.0 million for the years ended December 31, 2022 and 2021, respectively, and as of December 31, 2022, we had an accumulated deficit of $1,841.4 million.

Part of our business strategy is to focus on our long-term growth. As a result, our profitability may be lower in the near term than it would be if our strategy were to maximize short-term profitability. Significant expenditures on sales and marketing efforts, expanding our platform, products, features and functionality and expanding our product development, each of which we intend to continue to invest in, may not ultimately grow our business or cause long-term profitability. If we are ultimately unable to achieve profitability at the level anticipated by industry or financial analysts and our stockholders, our stock price may decline.

Our efforts to grow our business may be costlier than we expect, or our revenue growth rate may be slower than we expect. We may not be able to increase our revenue enough to offset the increase in operating expenses resulting from these investments. If we are unable to continue to grow our revenue, the value of our business and Class A common stock may significantly decrease.

You should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. If we are unable to continue to grow revenue and manage our expenses effectively, we will not be able to achieve and maintain profitability.

Our results of operations vary from quarter to quarter and year over year, so our financial performance in certain financial quarters or years may not be indicative of, or comparable to, our financial performance in subsequent financial quarters or years.

We believe our financial results and cash needs will vary greatly from quarter to quarter and year to year depending on, among other things, the timing of and demand for certain tours, tour cancellations, event ticket sales, seasonal and other fluctuations in our results of operations, the timing of guaranteed payments, financing activities, acquisitions and investments and receivables management. For example, the timing of and demand for top sporting events and concert tours, such as the Super Bowl, the UEFA Champions League Final, Elton John’s “Farewell Yellow Brick Road” tour or Taylor Swift’s “Eras” tour, can impact comparability of quarterly results year-over-year, and potentially annual results also. Similarly, the number of games or matches in sports playoff series, the teams involved and demand for certain games or matches can vary year-over-year and impact our results. We have in the past experienced variations in revenue based on the timing of and demand for certain experiences or events, such as major sports league seasons, the timing of certain international sporting events, tour schedules of certain artists and popular theater or concert events. Because our results may vary significantly from quarter to quarter and year to year, our financial results for one quarter or year cannot necessarily be compared to another quarter or year and may not be indicative of our future financial performance in subsequent quarters or years. Moreover, seasonality in our business could create cash flow management risks if we do not adequately anticipate and plan for periods of decreased activity, which could adversely impact our ability to execute on our strategy, which in turn could harm our business, financial condition, results of operations and prospects.

We calculate certain key business metrics using internal systems and tools and do not independently verify such metrics. Certain metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may adversely affect our business, financial condition and results of operations.

We present certain key business metrics herein, including GMS and Gross Ticket Fees. We calculate these metrics using internal systems and tools that are not independently verified by any third party. These metrics may differ from estimates or similar metrics published by third parties or other companies due to differences in sources, methodologies or the assumptions on which we rely. Our internal systems and tools have a number of limitations, and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose on an ongoing basis. If the internal systems and tools we use to track these metrics undercount or overcount performance, including double counting data such as sellers or buyers on our marketplace or contain algorithmic or other technical errors, the data we present may not be accurate. While these numbers are based on what we believe to be reasonable estimates of our metrics for the applicable period of measurement, there are inherent challenges in measuring the size of these metrics. Furthermore, because we only recently completed the integration of the StubHub business in 2022 following the StubHub Acquisition, we have limited ability to track certain operational metrics on a combined historical basis. As a result, certain metrics may not be comparable or available at all on a historical basis. Limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which would affect our long-term strategies. If our key business metrics or our estimates are not accurate representations of our business, or if investors do not perceive our key business metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our operating and financial results could be adversely affected.

Our platform is highly complex, and any undetected errors could adversely affect our business, financial condition and results of operations.

Our platform is a complex system composed of many interoperating components and software. Our business is dependent upon our ability to prevent system interruption on our platform, to effectively implement updates to our systems and to appropriately monitor and maintain our systems. Our software, including open source software, may now or in the future contain undetected errors, bugs, vulnerabilities or backdoors. Some errors, bugs, vulnerabilities or backdoors in our software code have not been and may not be discovered until after the code has been released. Defects or errors in our system and software limitations could result in platform unavailability or system disruption or the inability of our systems to implement timely updates that are required for regulatory compliance. For example, defects or errors could result in the delay in making payments to sellers or refunds to buyers or overpaying or underpaying sellers, which would impact our cash position and may cause buyers and sellers to lose trust in our payment operations. Any errors, bugs, vulnerabilities or backdoors discovered in our code or systems released to production or found in third-party software, including open source software, that is incorporated into our code, any misconfigurations of our systems or any unintended interactions between systems could result in poor system performance, an interruption in the availability of our platform, incorrect payments, incorrect calculations, search ranking problems, buyer or seller account takeovers, fraudulent listings, issues with chatbot behavior, inadvertent failure to effectively comply with legal, tax or regulatory requirements, negative publicity, damage to our reputation, loss of existing and potential buyers and sellers, loss of revenue, liability for damages, a failure to comply with certain legal or tax reporting obligations and regulatory inquiries or other proceedings, any of which could adversely affect our business, financial condition and results of operations.

We rely on the experience and expertise of our senior management team, key technical employees and other highly skilled personnel and the failure to retain, motivate or integrate any of these individuals could have an adverse effect on our business, financial condition, results of operations and prospects.

Our success depends upon the continued service of our senior management team and key technical employees, especially Mr. Baker, our founder and Chief Executive Officer, as well as our ability to continue to attract and retain additional highly qualified personnel. Our future success depends on our continuing ability to identify, hire, develop, motivate, retain and integrate highly skilled personnel for all areas of our organization. Each of our executive officers, key technical personnel and other employees could terminate his or her relationship with us at any time. In addition, our compensation arrangements, such as our equity award programs, may not always be successful in retaining and motivating our existing employees. The loss of any member of our senior management team or key personnel might significantly delay or prevent the achievement of our business objectives and could harm our business and our relationships.

We face significant competition for qualified personnel, including members of management as well as key engineering, product development, design and marketing personnel. In particular, we face significant competition for talent from other technology and high-growth companies, which include both public and privately held companies. We may not be able to hire new employees quickly enough to meet our needs. To attract top talent, we have had to offer, and believe we will need to continue to offer, competitive compensation and benefits packages. We may also need to increase our employee compensation levels in response to competition. In addition, fluctuations in the price of our Class A common stock may make it more difficult or costly to use equity compensation to motivate, incentivize and retain our employees. If we fail to effectively manage our hiring needs or successfully integrate new hires, our efficiency, ability to meet forecasts and our employee morale, productivity and retention could suffer, which may adversely affect our business, financial condition, results of operations and prospects.

Our corporate culture has contributed to our success, and if we cannot maintain our corporate culture as we grow, we could lose the innovation, teamwork, passion and focus on execution that we believe contribute to our success, and our business may be harmed.

We believe that a critical component to our success has been our corporate culture. We have experienced, and may continue to experience, rapid growth and organizational change, including growth and organizational change resulting from our acquisition and subsequent integration of the StubHub business. As we continue to grow, we must effectively integrate, develop and motivate a large number of new employees and maintain what we consider to be the key aspects of our corporate culture. We have invested substantial time and resources into building our team and we will continue to require significant capital expenditures and the allocation of valuable management resources to grow and change without undermining our corporate culture. Any failure to preserve our culture as we grow could negatively affect our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives.

Impairment of goodwill and/or intangible assets could adversely impact our financial condition and results of operations.

In accordance with GAAP, we test goodwill and indefinite-lived intangible assets for impairment annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired. If the carrying value of the reporting unit including goodwill exceeds its fair value, then the implied fair value of the reporting unit’s goodwill is calculated and an impairment loss equal to the excess is recognized. As of December 31, 2022, we had goodwill of $2,658.8 million, which constituted 61.7% of our total assets at that date. Impairment may result from, among other things, a significant decline in our expected cash flows, an adverse change in the business climate and slower growth rates in our industry. We cannot provide assurance that our goodwill will not be impaired in future periods. If we are required to record an impairment charge for goodwill in the future, this would adversely impact our financial condition and results of operations.

Exchange rates may cause fluctuations in our results of operations that are not related to our operations.

Because we operate globally, derive revenue from our international operations and have a Euro-denominated loan, we may incur currency translation losses or gains due to changes in the values of foreign currencies relative to the U.S. dollar. We cannot predict the effect of exchange rate fluctuations on our future results of operations. For example, we recorded a foreign currency gain of $23.2 million for the year ended December 31, 2022, primarily caused by translation effect of the U.S. dollar on our outstanding Euro-denominated term loan, compared to a $41.2 million gain for the year ended December 31, 2021. In addition, for the years ended December 31, 2022 and 2021, our international operations accounted for 13% and 9% of our service fees, respectively. We cannot predict the future relationship between the U.S. dollar and the currencies used by our international businesses.

We may experience operational and financial risks in connection with acquisitions.

We may selectively seek potential acquisition targets to add complementary companies, products or technologies. The identification of suitable acquisition targets can be difficult, time-consuming and costly. We may be unable to identify suitable targets for acquisition or make acquisitions at favorable prices. If we identify a suitable acquisition candidate, our ability to successfully complete the acquisition would depend on a variety of factors, and may include our ability to obtain financing on acceptable terms and requisite government approvals. In addition, our Credit Facilities (as defined herein) restrict our ability to make certain acquisitions. In connection with future acquisitions, we could take certain actions that could adversely affect our business, including, among other things:

•	using a significant portion of our available cash and cash equivalents;

•	issuing equity securities, which would dilute current stockholders’ percentage ownership;

•	incurring substantial debt, which would further restrict our business and operations;

•	incurring or assuming contingent liabilities, known or unknown;

•	incurring amortization expenses related to intangibles; and

•	incurring large accounting write-offs or impairments.

In addition, acquisitions involve inherent risks which, if realized, could adversely affect our business and results of operations, including those associated with:

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integrating the operations, financial reporting, technologies and personnel of acquired companies, including establishing and maintaining a system of internal controls appropriate for a public company environment;

•	managing geographically dispersed operations;

•	the diversion of management’s attention from other business concerns;

•	the inherent risks in entering markets or lines of business in which we have either limited or no direct experience;

•	the potential loss of key employees, customers and strategic partners of acquired companies; and

•	the impact of laws and regulations relating to antitrust at the state, federal and international levels, which could significantly affect our ability to complete acquisitions and expand our business.

Risks Relating to Government Regulation and Litigation

The processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing applications of privacy regulations.

We receive, transmit and store a large volume of personal data and other user data. Numerous federal, state and international laws address privacy, data protection and the collection, storing, sharing, use, disclosure and protection of personal data and other user data. For example, in the U.S., the Federal Trade Commission and state regulators enforce a variety of data privacy issues, such as promises made in privacy policies or failures to appropriately protect information about individuals, as unfair or deceptive acts or practices in or affecting commerce in violation of the Federal Trade Commission Act or similar state laws. In addition, numerous states already have, and are looking to expand, data protection legislation requiring companies like ours to consider solutions to meet differing needs and expectations of buyers and sellers, including individual sellers, professional sellers and CRHs. For example, California enacted the California Consumer Privacy Act (“CCPA”), which took effect on January 1, 2020. The CCPA establishes a new privacy framework for covered businesses such as ours and imposes new and enhanced data privacy rights to California residents, including the right to access and delete their personal information, and receive detailed information about how their personal information is used and shared. The CCPA also created restrictions on “sales” of personal information that allow California residents to opt-out of certain sharing of their personal information and prohibits covered businesses from discriminating against consumers (e.g., charging more for services) for exercising any of their CCPA rights. The CCPA provides for potentially severe statutory penalties, and a private right of action for certain data breaches. In addition, in November 2020, California voters approved the California Privacy Rights Act (“CPRA”) ballot initiative which introduced significant amendments to the CCPA and established and funded a dedicated California privacy regulator, the California Privacy Protection Agency (“CPP Agency”). The amendments introduced by the CPRA took effect on January 1, 2023, and the CPP Agency has and is in the process of drafting regulations. Some observers have noted that the CCPA and CPRA could mark the beginning of a trend toward more stringent privacy legislation in the U.S., which has resulted in a patchwork of overlapping but different state laws which could increase our potential liability and adversely affect our business. For example, Virginia enacted the Virginia Consumer Data Protection Act, which entered into force on January 1, 2023, Colorado enacted the Colorado Privacy Act, which entered into force on July 1, 2023, and Connecticut enacted An Act Concerning Personal Data Privacy and Online Monitoring, which entered into force on July 1, 2023, such laws share some similarities to the CCPA and introduced new data privacy rights for residents of such states and new operational requirements for covered companies, including consent requirements for collection of sensitive personal data. At least ten such state laws (in Colorado, Delaware, Florida, Indiana, Iowa, Montana, Tennessee, Texas, Utah and Oregon) are also scheduled to take effect, starting in 2023, and similar laws have been proposed in other states and at the federal level. These developments reflect a trend toward more stringent privacy legislation in the U.S. These developments further complicate compliance efforts and increase legal risk and compliance costs for us and some third parties upon whom we rely.

Additionally, these and other laws, regulations, and standards are relevant to marketing, advertising and other activities conducted by telephone, email, mobile devices and the internet and/or use of generative and other artificial intelligence tools (such as chat bots powered by such tools), including use and disclosure of personal data in these contexts, may be or become applicable to our business, such as the Federal Communications Act, the Federal Wiretap Act, the Electronic Communications Privacy Act, the Telephone Consumer Protection Act (the “TCPA”), California’s Bot Disclosure Law and similar laws in other states, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, and similar state consumer protection and communication privacy laws, such as California’s Invasion of Privacy Act. In particular, the TCPA imposes significant restrictions on the ability to send text messages to mobile telephone numbers without the prior consent of the person being contacted. Federal or state regulatory authorities or private litigants may claim that the notices and disclosures we provide, form of consents we obtain, or our SMS texting practices are not adequate or violate applicable law. This may in the future result in civil claims against us.

Outside the U.S., personal data and other user data is increasingly subject to legislation and regulations in numerous jurisdictions around the world, the intent of which is to protect the privacy of information that is collected, processed and transmitted in or from the governing jurisdiction. In the European Economic Area (the “EEA”) and the United Kingdom (the “U.K.”), we are subject to the European Union General Data Protection Regulation (the “EU GDPR”) and the United Kingdom General Data Protection Regulation and Data Protection Act 2018 (collectively, the “U.K. GDPR”) (the EU GDPR and U.K. GDPR together referred to as the “GDPR”). The GDPR imposes a comprehensive data privacy compliance regime including: maintaining a record of data processing; providing detailed disclosures about how personal data is collected and processed (in a concise, intelligible and easily accessible form); demonstrating that appropriate legal bases are in place to justify data processing activities; complying with rights for data subjects in regard to their personal data (including data access, erasure (the right to be “forgotten”) and portability); ensuring appropriate safeguards are in place where personal data is transferred out of the EEA and the U.K.; notifying data protection regulators (and in certain cases, affected individuals) of significant data breaches; and complying with the principal of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit.

The EU GDPR regulates cross-border transfers of personal data out of the EEA. Case law from the Court of Justice of the European Union (“CJEU”) states that reliance on the standard contractual clauses—a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism—alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. On October 7, 2022, President Biden signed an Executive Order on ‘Enhancing Safeguards for U.S. Intelligence Activities’ which introduced new redress mechanisms and binding safeguards to address the concerns raised by the CJEU in relation to data transfers from the EEA to the U.S. and which formed the basis of the new EU-US Data Privacy Framework (“DPF”), as released on December 13, 2022. We currently rely on the E.U. standard contractual clauses to transfer personal data outside the EEA with respect to both intragroup and third-party transfers. We expect the existing legal complexity and uncertainty regarding international personal data transfers to continue. In particular, we expect international transfers to the U.S. and to other jurisdictions more generally to continue to be subject to enhanced scrutiny by regulators. As the regulatory guidance and enforcement landscape in relation to data transfers continue to develop, we could incur additional costs, complaints and/or regulatory investigations or fines; we may have to stop using certain tools and vendors and make other operational changes; we have had to and will have to implement revised standard contractual clauses for existing intragroup, customer and vendor arrangements within required time frames; and/or it could otherwise affect the manner in which we provide our services, and could adversely affect our business, operations and financial condition. In addition to fines, violations of the GDPR could result in regulatory investigations, reputational damage, orders to cease/ change our data processing activities, enforcement notices, assessment notices (for a compulsory audit) and/or civil claims (including class actions).

We are also subject to evolving privacy laws on cookies, tracking technologies and e-marketing in the European Union (the “E.U.”). Recent European court and regulator decisions are driving increased attention to cookies and tracking technologies. If the trend of increasing enforcement by regulators of the strict approach to opt-in consent for all but essential use cases, as seen in recent guidance and decisions continues, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins and subject us to additional liabilities. In light of the complex and evolving nature of E.U. and E.U. Member State privacy laws on cookies and tracking technologies, there can be no assurances that we will be successful in our efforts to comply with such laws, and violations of such laws could result in regulatory investigations, fines, orders to cease/change our use of such technologies, as well as civil claims including class actions and reputational damage. Other jurisdictions besides the U.S., U.K. and EEA also have laws governing data privacy and security or are considering the adoption of new laws.

On November 16, 2022, the Digital Services Act (the “DSA”) came into force in the E.U. Most of the substantive provisions of the DSA will take effect on February 17, 2024. The DSA governs, among other things, our potential liability for illegal services or products, content on our platform, obligations around traceability of business users, and requires enhanced transparency measures, including in relation to any recommendation systems (including the main parameters used by such systems and any available options for recipients to modify or influence them). If we present information about products in a way that would lead an average consumer to understand the product is provided by us directly, rather than by a third-party merchant, we may be liable directly under consumer protection law. Further, the DSA contains general requirements that user interfaces may not deceive or manipulate users which are yet to be clarified further by guidance. In particular, we could have obligations if we are considered an online marketplace to implement a KYC program to ensure sellers are identifiable and traceable, ensure interfaces enable compliance with contractual and product safety information applicable under E.U. law, and ensure our marketplace enables consumers access to sufficient information and protection from purchasing illegal products. The DSA may increase our compliance costs, require changes to our user interfaces, processes, operations and business practices which may adversely affect our ability to attract, retain and provide our services to users, and may otherwise adversely affect our business, operations and financial condition. In addition to fines, violations of the DSA can result in civil claims in respect of damage or loss suffered due to infringement by the provider to comply with the DSA.

We are also subject to the Payment Card Industry (“PCI”) Data Security Standard, which is a standard designed to protect credit card account data as mandated by payment card industry entities. See “—Risks Relating to Information Technology, Cybersecurity and Intellectual Property—Our payments system depends on a number of third-party providers and is subject to risks that may harm our business” for more information. We rely on vendors to handle a significant portion of PCI matters applicable to our business and to help ensure PCI compliance. Despite our compliance efforts, we may become subject to claims that we have violated the PCI Data Security Standard based on past, present and future business practices. Our actual or perceived failure to comply with the PCI Data Security Standard can subject us to fines, termination of banking relationships and increased transaction fees.

These requirements, and their application and interpretation are constantly evolving and developing. The interpretation and application of many privacy and data protection laws are, and will likely remain, uncertain, and it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or product features. If so, in addition to the possibility of fines, lawsuits and other claims and penalties, we could be required to fundamentally change our business activities and practices or modify our products, which could harm our business. In addition to government regulation, privacy advocacy and industry groups may propose new and different self-regulatory standards that either legally or contractually apply to us. Any inability to adequately address privacy, data protection and data security concerns or comply with applicable privacy, data protection or data security laws, regulations, policies and other obligations could result in proceedings, actions, orders to cease/change our data processing activities, enforcement notices, assessment notices (for a compulsory audit), civil claims (including class actions) and, in certain jurisdictions, criminal liability against us, additional cost and liability to us, damage our reputation, inhibit our sales and harm our business, any of which could adversely affect our business, financial condition and results of operations.

We also depend on a number of third parties in relation to the operation of our business, a number of which process personal data on our behalf. There can be no assurances that the privacy- and security-related measures and safeguards we have put in place in relation to these third parties will be effective to protect us and/or the relevant personal data from the risks associated with the third-party processing, storage and transmission of such data. Our failure, and/or the failure by the various third-party service providers and partners with which we do business, to comply with applicable privacy policies or federal, state or similar international laws and regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in the unauthorized release of personal data or other user data, or the perception that any such failure or compromise has occurred, could result in additional litigation and potential liability, adversely harm our brands and reputation, result in a loss of buyers or sellers, including individual sellers, professional sellers and CRHs, and discourage potential sellers or buyers from trying our marketplace, any of which could adversely affect our business, financial condition and results of operations.

Our failure to comply with existing laws, rules and regulations as well as changing laws, rules and regulations and other legal uncertainties, including as a result of lobbying by artists, teams and promoters, could adversely affect our business, financial condition and results of operations.

We are subject to a wide variety of statutes, rules, regulations, policies and procedures in various jurisdictions in the U.S. and abroad relating to the ticketing marketplace, which are subject to change at any time, and which in some cases regulate the amount of transaction and other fees that may be charged in connection with the ticket prices and for secondary ticketing services. New legislation of this nature is introduced from time to time in various (and is pending in certain) jurisdictions in which we operate. For example, several U.S. states and cities, Canadian provinces, the U.K. and certain European countries prohibit the resale of tickets at prices greater than the original face price (in the case of certain jurisdictions, without the consent of the venue) and/or prohibit the resale of tickets to certain types of events. Furthermore, as we expand into the direct issuance market through our direct issuance platform, we may be subject to new laws, rules and regulations. Complying with this new set of regulations could result in increased costs and additional liabilities. Additionally, artists, teams and promoters may attempt to disrupt the secondary ticketing market through lobbying for such restrictions regarding secondary ticketing policies or partnering with other secondary ticketing marketplaces on an exclusive basis. Our failure to comply with these laws and regulations could result in fines and/or proceedings against us by governmental agencies and/or consumers, which, if material, could adversely affect our business, financial condition and results of operations. In addition, the promulgation of new laws, rules and regulations that restrict or otherwise unfavorably impact the ability or manner in which we participate in the ticketing marketplace would require us to change certain aspects of our business, operations and buyer and seller relationships to ensure compliance, which could decrease demand for services, reduce revenue, increase costs and/or subject us to additional liabilities or limit or inhibit our ability to operate, or our users’ ability to continue to use, our platform. For example, New York amended its Arts and Cultural Affairs Law to require additional disclosures by ticket marketplaces and restricted a ticket marketplace’s ability to charge fees for the e-delivery of tickets.

We operate in international markets and are subject to risks associated with the legislative, judicial, accounting, regulatory, political and economic conditions specific to such markets, which could adversely affect our business, financial condition and results of operations.

We provide services in various jurisdictions abroad through a number of brands and businesses that we own and operate, and we expect to continue to expand our international presence. We face, and expect to continue to face, additional risks in the case of our existing and future international operations, including:

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political instability, adverse changes in diplomatic relations and unfavorable economic and business conditions in the markets in which we currently have international operations or into which we may expand, particularly in the case of emerging markets;

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more restrictive or otherwise unfavorable government regulation of the secondary ticketing industry or the ticket industry at large, which could result in increased compliance costs and/or otherwise restrict the manner in which we provide services and the amount of related fees charged for such services;

•	complying with different (and sometimes conflicting) laws and regulatory standards related to payment processing and money transmission;

•	limitations on the enforcement of intellectual property rights, including limitations and challenges with enforcing online “clickwrap” agreements, across multiple jurisdictions;

•	limitations on the ability of foreign subsidiaries to repatriate profits or otherwise remit earnings;

•	adverse tax consequences due both to the complexity of operating across multiple tax regimes as well as changes in, or new interpretations of, international tax treaties and structures;

•	expropriations of property and risks of renegotiation or modification of existing agreements with governmental authorities;

•	diminished ability to legally enforce our contractual rights in foreign countries;

•	limitations on technology infrastructure, which could limit our ability to migrate international operations to a common ticketing system;

•	lower levels of internet usage, credit card usage and consumer spending in comparison to those in the U.S.; and

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difficulties in managing operations and adapting to consumer desires due to distance, language and cultural differences, including issues associated with (i) business practices and customs that are common in certain foreign countries but might be prohibited by U.S. law and our internal policies and procedures, and (ii) management and operational systems and infrastructures, including internal financial control and reporting systems and functions, staffing and managing of foreign operations, which we might not be able to do effectively or cost-efficiently.

As we expand into new markets, these risks will be intensified and will have the potential to impact a greater percentage of our operations. While our ability to expand our international operations into new jurisdictions or further into existing jurisdictions will depend on limitations by federal, state and local statutes, rules, regulations, policies and procedures, such expansions will also depend in significant part, on our ability to identify potential acquisition candidates, joint venture or other partners, and enter into arrangements with these parties on favorable terms, as well as our ability to make continued investments to maintain and grow existing international operations. If the revenue generated by international operations is insufficient to offset expenses incurred in connection with the maintenance and growth of these operations, our business, financial condition and results of operations could be adversely affected. In addition, in an effort to make international operations in one or more given jurisdictions profitable over the long term, significant additional investments that are not profitable over the short term could be required over a prolonged period.

In foreign countries in which we operate, a risk exists that our employees, contractors or agents could, in contravention of our policies, engage in business practices prohibited by applicable U.S. laws and regulations, such as the U.S. Foreign Corrupt Practices Act, as well as the laws and regulations of other countries prohibiting corrupt payments to government officials such as the U.K. Bribery Act 2010. We maintain policies prohibiting such business practices and have in place global anti-corruption compliance and training programs designed to ensure compliance with these laws and regulations. Nevertheless, the risk remains that one or more of our employees, contractors or agents, including those based in or from countries where practices that violate such U.S. laws and regulations or the laws and regulations of other countries may be customary, as well as those associated with newly acquired businesses, will engage in business practices that are prohibited by our policies, circumvent our compliance programs and, by doing so, violate such laws and regulations. Any such violations, even if prohibited by our internal policies, could result in fines, criminal sanctions against us and/or our employees, prohibitions on the conduct of our business and damage to our reputation, which could adversely affect our business, financial condition and results of operations.

Our business also must be conducted in compliance with applicable economic and trade sanctions laws and regulations, such as those administered and enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of Commerce, the United Nations Security Council and other relevant trade sanctions authorities, which prohibit or restrict transactions involving certain designated persons and certain designated countries or territories, including Cuba, Iran, North Korea, Syria, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, and the Crimea Region of Ukraine. Our global operations expose us to the risk of violating, or being accused of violating, economic and trade sanctions laws and regulations. Our failure to successfully comply with these laws and regulations may expose us to reputational harm as well as significant penalties, including criminal fines, imprisonment, civil fines, disgorgement of profits, injunctions, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. While we have implemented and continue to implement compliance measures and controls, including geoblocking and other restricted party screening measures as well as policies and procedures to promote and achieve compliance with economic and trade sanctions laws, we may have been in the past and could in the future be, in violation of such laws particularly as the scope of such laws may be unclear and subject to changing interpretations. Despite our compliance efforts and activities, we cannot assure compliance by our employees or representatives for which we may be held responsible, and any such violation could adversely affect our reputation, business, financial condition and results of operations.

Our platform might be used for illegal or improper purposes, all of which could expose us to additional liability, damage our brands and reputation, and harm our business.

Our platform remains susceptible to potentially illegal or improper uses by creators or attendees. Illegal or improper uses of our platform may include money laundering, terrorist financing, drug trafficking, illegal online gaming, other online scams, illegal sexually oriented services, phishing and identity theft, prohibited sales of pharmaceuticals, fraudulent sale of goods or services, posting of unauthorized intellectual property, unauthorized uses of credit and debit cards or bank accounts and similar misconduct. Creators may also encourage, promote, facilitate or instruct others to engage in illegal activities. Despite measures we have taken to detect and lessen the risk of this kind of conduct, we cannot guarantee that these measures will stop all illegal or improper uses of our platform and such uses have occurred in the past. Our business could be harmed if creators use our system for illegal or improper purposes, which may expose us to liability as well as damage our brands and reputation, resulting in harm to our results of operations and future prospects. At the same time, if the measures we have taken to guard against these activities are too restrictive and inadvertently screen proper transactions, or if we are unable to apply and communicate these measures fairly and transparently, or if we are perceived to have failed to do so, this could diminish the experience of creators and attendees, which could harm our business, financial condition, results of operations and future prospects.

We are subject to extensive governmental regulations, including with respect to privacy laws and protection of personal data or sensitive information as well as consumer protection laws applicable to our sales and marketing activities, and our failure to comply with these regulations could adversely affect our business, financial condition and results of operations.

Our operations are subject to federal, state and local statutes, rules, regulations, policies and procedures, both domestically and internationally, which are subject to change at any time, governing matters such as:

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privacy laws and protection of personal data or sensitive information, as more particularly described above under the risk factor related to our processing, storage, use and disclosure of personal data or sensitive information;

•	consumer protection;

•	original issuance and secondary ticketing services;

•	intellectual property ownership and infringement;

•	enforceability of online “clickwrap” agreements across jurisdictions;

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compliance with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010 and similar regulations in other countries, and compliance with trade compliance and economic sanctions laws and regulations of the U.S. and applicable international jurisdictions as more particularly described above under the risk factor related to our international operations;

•	human health, safety and sanitation requirements;

•	working conditions, labor, minimum wage and hour, citizenship and employment laws;

•	sales and other taxes and withholding of taxes;

•	regulations on unfair competition;

•	billing and e-commerce;

•	telecommunication, digital content, mobile communications and media;

•	advertising and promotions;

•	payment processing and money transmission;

•	money laundering and the financing of terrorist activities; and

•	marketing activities via the telephone and online.

Our failure or allegations that we failed to comply with these laws and regulations could result in investigations, proceedings, injunctive relief, fines or penalties against us by governmental agencies and private actions brought by consumers, which if material, could adversely affect our business, financial condition and results of operations. While we attempt to conduct our business and operations in a manner that we believe to be in compliance with such laws and regulations, there can be no assurance that a law or regulation will not be interpreted or enforced in a manner contrary to our current understanding of the law or regulation. In addition, the promulgation of new laws, rules and regulations could restrict or unfavorably impact our business, which could decrease demand for services, reduce revenue, increase costs and/or subject us to additional liabilities. New legislation could be passed that may adversely impact our business, such as provisions that have recently been proposed in various jurisdictions that would restrict ticketing methods, require the disclosure of the identity of buyers and sellers, including individual sellers, professional sellers and CRHs on our marketplace, and attack current policies governing season tickets for sports teams. Additionally, governmental regulations, such as the economic and trade sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control and European regulators, as well as U.S. and foreign export control and import laws and regulations, could restrict or limit our business activities in certain areas, prohibit us from transacting or dealing with certain restricted or sanctioned parties, or subject us to sanction for non-compliance, even if inadvertent.

From time to time, international, federal, state and local authorities and/or consumers have commenced investigations, inquiries or litigation with respect to our compliance with applicable consumer protection, advertising, unfair business practice, antitrust (and similar or related laws) and other laws. Our businesses have historically cooperated with authorities in connection with these investigations and have satisfactorily resolved, or are in the process of resolving, material investigation, inquiry or litigation. For example, federal and state regulators in the U.S. commenced investigations into the StubHub business related to changes that the business made to refund and cancellation policies in March 2020 when the onset of the COVID-19 pandemic resulted in widespread event cancellations and postponements. In response to these investigations, we provided information and documents related to our COVID-19 refund policies and practices. In September 2021, the StubHub business agreed to publicly filed settlements with various U.S. state attorneys general to resolve their investigations, which included injunctive terms applicable to the StubHub business and cash refunds that StubHub already, voluntarily offered to certain U.S. consumers, among other things. We continue to have discussions with certain regulatory agencies in the U.S. related to our COVID-19 refund policies and practices and may agree to future resolutions with such agencies.

In the case of antitrust (and similar or related) matters, any adverse outcome could limit or prevent us from engaging in the ticketing business generally (or in a particular segment thereof) or subject us to potential damage assessments, all of which could adversely affect our business, financial condition and results of operations. For example, in connection with the StubHub Acquisition in February 2020, the U.K. CMA undertook an investigation of the transaction and concluded that the combination of StubHub and viagogo had resulted, or may be expected to result, in a substantial lessening of competition within the supply of uncapped secondary ticketing platform services for the resale of tickets to U.K. events. The U.K. CMA ultimately required us to undertake a divestiture of the international operations of the StubHub business. The final undertakings in connection with the StubHub Acquisition and the final report from the U.K. CMA relating to the divestiture of the StubHub international business were implemented in September 2021 and we were able to begin the integration. A year later, in September 2022, we completed the integration. In connection with the approval of the StubHub Acquisition and closing of its investigation, the U.K. CMA accepted the final undertakings in connection with the divestiture, which provided certain measures for implementing the divestiture. The post-closing obligations imposed on us by the final undertakings include, among other things: (i) that we refrain from using the StubHub brand (including in advertisement text or in links to websites) to target customers (using geographic targeting mechanisms available on the search engine advertising platforms) based in North America seeking U.K. live events using paid search advertising (including Google and other search engines) for a period of five years from the closing of the divestiture on September 3, 2021 (the “Divestiture Closing Date”); (ii) that we refrain from relisting the original StubHub mobile app on the Apple and Google app stores outside of North America for a period of 10 years from the Divestiture Closing Date; (iii) that we implement a mechanism to redirect sellers or buyers of tickets to U.K. live events from our website to the website of the purchaser of the StubHub international business for a period of five years from the Divestiture Closing Date; (iv) that we refrain from listing any tickets to U.K. live events on the StubHub North America domains for a period of five years from the Divestiture Closing Date; (v) that we implement a mechanism to redirect all sellers or buyers who appear to be located in the U.K. based on location settings of the customer’s device from the original StubHub mobile app to the mobile app of the purchaser of the StubHub international business for a period of five years from the Divestiture Closing Date; and (vi) that we refrain from displaying any inventory for U.K. live events on the original StubHub mobile app for a period of five years from the Divestiture Closing Date. In addition, the post-closing obligations require us to appoint a monitoring trustee, subject to approval by the U.K. CMA, to oversee the website and mobile redirection mechanisms, at our cost, and to provide any access or information that the monitoring trustee may require for the duration of the redirection mechanisms. See “Business—StubHub Acquisition and U.K. Competition and Markets Authority Final Report” for additional information.

Failure to comply with applicable anti-money laundering laws and regulations could harm our business and results of operations.

Due to the risk of our platform being used for illegal or illicit activity, any perceived or actual breach of compliance by us with respect to anti-money laundering (“AML”) laws, rules and regulations, including the Bank Secrecy Act, USA Patriot Act and Title 18 U.S.C. Sections 1956-57 and 1960, could have a significant impact on our reputation and could cause us to lose existing buyers and sellers, prevent us from obtaining new buyers and sellers, require us to expend significant funds to remedy civil and criminal problems caused by violations and to avert further violations and expose us to legal risk and potential liability that could have a material effect on our business. Several of these laws require certain companies to adopt an AML compliance program, including those companies that are characterized as a money services business or money transmitter. Moreover, many states have their own AML regulatory regimes and interpretations and applications of those legal principles are complex and varied. If the federal government or any state government took the position that we were a money services business or money transmitter, they could require us to register as such and obtain a money transmitter license.

While we maintain that we are not a money services business or money transmitter, we have voluntarily elected to adopt an AML compliance program to mitigate the risk of our platform being used for illegal or illicit activity and to help detect and prevent fraud. Our AML compliance program is designed to foster trust in our platform and services connecting buyers and sellers and also may mitigate our legal exposure should any federal or state regulator challenge our determination that we are not a money services business or money transmitter. Should a federal or state regulator make a determination that we have operated as an unlicensed money services business or money transmitter, we could be subject to civil and criminal fines, penalties, costs, legal fees, reputational damage or other negative consequences, all of which may have an adverse effect on our business, financial condition and results of operations.

There are various risks associated with the facilitation of payments from customers, including risks related to fraud, compliance with existing and evolving rules and regulations, and reliance on third parties and any failure to comply with laws and regulations related to payments, fraud or failure of a third party to perform could harm our business, results of operations and financial condition.

We rely upon third-party service providers to provide key components of our platform on our behalf, including payments processing and disbursement, compliance, identity verification, sanctions screening and fraud analysis. Our utilization of such payment processing tools may be impacted by factors outside of our control, including disruptions in the payment processing industry generally. If these service providers do not perform adequately, or if our relationships with these service providers were to change or terminate, it could negatively affect our sellers’ ability to receive payments, our buyers’ ability to complete purchases, and our ability to operate our platform, including maintaining certain compliance measures such as fraud prevention and detection tools. This could decrease revenue, increase costs, lead to potential legal liability and negatively impact our brands and business. In addition, if these providers increase the fees they charge us, our operating expenses could increase. Alternatively, if we respond by increasing the fees we charge to our sellers, some sellers may stop using our platform, stop listing their tickets for sale or even close their accounts altogether.

Moreover, if we or any of our third-party payment processors experience a security breach affecting payment card information, we could be subjected to fines, penalties and assessments arising out of state and federal regulatory enforcement, liability to consumers, the major card brands’ rules and regulations, contractual indemnification obligations or other obligations contained in user agreements and similar contracts, and we may lose our ability to accept card payments for our services and for ticket sales.

We have implemented internal controls related to managing customer funds. Any failure or insufficiency of such controls or failure to implement sufficient controls as our business grows or product offerings change could result in reputational harm, lead customers to discontinue or reduce their use of our platform or services, and result in significant penalties and fines from regulators, each of which (as well as any control failures) could materially adversely affect our business, financial condition and results of operations.

Our ability to expand our platform into additional countries is dependent upon the third-party service providers we use to support our services. As we expand the availability of our platform to additional markets or make new payment methods available to our sellers and buyers in the future, we may become subject to additional and evolving regulations and compliance requirements, and may be exposed to heightened fraud risk, which could lead to an increase in our operating expenses. See “—Risks Relating to Information Technology, Cybersecurity and Intellectual Property—Our payments system depends on a number of third-party providers and is subject to risks that may harm our business.”

The laws and regulations related to payments are complex and vary across different jurisdictions in the U.S. and globally. Furthermore, changes in laws, rules and regulations have occurred and may occur in the future, which may impact our business practices. We may be required to expend considerable time and effort to determine if such laws and regulations apply to our business and may be required to spend significant time and effort to comply, and ensure we are in compliance, with those laws and regulations. Any failure or claim of our failure to comply or any failure by our third-party service providers and partners to comply with such laws and regulations or other requirements, including the payment network rules and PCI Data Security Standard, could divert substantial resources, result in liabilities or force us to stop offering our services, which will harm our business and results of operations.

There can be no assurance that we will be able to meet all compliance obligations under applicable law, including obtaining any such licenses in all of the jurisdictions we operate in or offer a service in, and, even if we were able to do so, there could be substantial costs and potential product changes involved in complying with such laws, which could have a material and adverse effect on our business financial condition and results of operations. Any noncompliance by us in relation to existing or new laws and regulations, or any alleged noncompliance, could result in reputational damage, litigation, penalties, fines, increased costs or liabilities, damages or require us to stop offering payment services in certain markets. For example, if we are deemed to be a money transmitter as defined by applicable regulation, we could be subject to certain laws, rules and regulations enforced by multiple authorities and governing bodies in the U.S. and numerous state and local agencies who may define money transmitter differently. For example, certain states may have a more expansive view of money transmitters. Additionally, outside of the U.S., we could be subject to additional laws, rules and regulations related to the provision of payments and financial services, and as we expand into new jurisdictions, the foreign regulations and regulators governing our business that we are subject to will expand as well. If we are found to be a money transmitter under any applicable regulation and we are not in compliance with such regulations, we may be subject to fines or other penalties in one or more jurisdictions levied by federal, state or local regulators, including state Attorneys General, as well as those levied by foreign regulators. In addition to fines and penalties, consequences for failing to comply with applicable rules and regulations could include criminal and civil proceedings, forfeiture of significant assets or other enforcement actions. We could also be required to make changes to our business practices or compliance programs as a result of regulatory scrutiny. In addition, failure to predict how a U.S. law or regulation or a law or regulation from another jurisdiction in which we operate with respect to money transmission or similar requirements apply or will be applied to us could result in licensure or registration requirements, administrative enforcement actions and/or could materially interfere with our ability to offer certain payment methods or to conduct our business in particular jurisdictions. We cannot predict what actions the U.S. or other governments may take or what restrictions these governments may impose that will affect our ability to process, accept or transmit payments or to conduct our business in particular jurisdictions. Further, we may become subject to changing payment regulations and requirements that could potentially affect the compliance of our current payment processes and increase the operational costs we incur to support payments. The factors identified here could impose substantial additional costs, involve considerable delay to the development or provision of our solutions, require significant and costly operational changes, or prevent us from providing our products or solutions in any given market.

We are also subject to rules governing electronic funds transfers and payment card association rules. Any change in these rules and requirements, including as a result of a change in our designation by major payment card providers, could make it difficult or impossible for us to comply and could require a change in our business operations. In addition, similar to a potential increase in costs from third-party providers described above, any increased costs associated with compliance with payment card association rules or payment card provider rules could lead to increased fees for us or our sellers, which may negatively impact payments on our platform and usage of our platform.

Unfavorable outcomes in legal, regulatory and business disputes and proceedings, as well as unfavorable legislation, may adversely affect our business, financial condition and results of operations.

Our results may be affected by the outcome of pending and future governmental/regulatory investigations and litigation. Unfavorable rulings in our legal proceedings may have an adverse impact on us that may be significant depending on the nature of the rulings. In addition, we are currently, and from time to time in the future may be, subject to various other claims, investigations, legal and administrative cases and proceedings (whether civil or criminal) or lawsuits by governmental agencies or private parties. For example, we are currently defending a putative class action purporting that our StubHub business engaged in “drip pricing,” as further described in “Business—Legal Proceedings.” We also continue to have discussions with certain regulatory agencies in the U.S. related to our COVID-19 refund policies and practices and may agree to future resolutions with such agencies, as further described in “Business—Legal Proceedings.” We have incurred significant legal expenses in connection with the defense of governmental/regulatory investigations and litigation in the past and may be required to incur additional expenses both now and in the future regarding such investigations and litigation. If the results of these investigations, proceedings or suits are unfavorable to us or if we are unable to successfully defend against third-party lawsuits, we may be required to pay monetary damages or may be subject to fines, penalties, injunctions or other censure, non-monetary penalties and/or potential follow-on civil claims from consumers, all of which could have an adverse effect on our business, financial condition and results of operations. Even if we adequately address the issues raised by an investigation or proceeding or successfully defend a third-party lawsuit or counterclaim, we may have to devote significant financial and management resources to address these issues, which could harm our business, financial condition and results of operations.

In addition to concerns related to network and data security, the collection, transfer, use, disclosure, security and retention of personal data or sensitive information and other user data are governed by existing and evolving federal, state and international laws, as described above. We have expended significant capital and other resources to keep abreast of the evolving privacy landscape. However, due to the changes in the data privacy regulatory environment, we may incur additional costs and challenges to our business that restrict or limit our ability to collect, transfer, use, disclose, secure or retain personal data or sensitive information. These changes in data privacy laws may require us to modify our current or future services, programs, practices or policies, which may in turn impact the services available to our customers.

Additionally, some geographic markets regulate the secondary ticket market, such as by setting maximum resale prices, and any further regulation or unfavorable legislative outcomes imposing additional restrictions on ticket resales may adversely affect our industry and our business, financial condition and results of operations.

We could be subject to taxation related risks in multiple jurisdictions, including changes in tax rates, the adoption of new U.S. or international tax legislation or exposure to additional tax liabilities.

We are a multinational company subject to the tax laws in the U.S. and in numerous other foreign jurisdictions in which we do business. Our global provision for income taxes, deferred tax assets or liabilities and tax positions involve a significant amount of management judgment regarding interpretation of relevant facts and laws in the jurisdictions in which we operate. Future changes in applicable laws, projected levels of taxable income and tax planning could change the effective tax rate and tax balances recorded by us. In addition, tax authorities periodically review income tax returns filed by us and have and may in the future raise issues regarding filing positions, timing and amount of income and deductions and the allocation of income among the jurisdictions in which we operate.

We may recognize additional tax expense and be subject to additional tax liabilities and tax collection obligations, including as a result of changes in tax law, regulations, administrative practices, principles, interpretations related to tax, changes to the global tax framework, competition and other laws and accounting rules in various jurisdictions. Such changes could come about as a result of economic, political and other conditions. An increasing number of jurisdictions are considering or have adopted laws or administrative practices that impose new tax measures, including revenue-based taxes, such as digital services taxes or online sales taxes, targeting social media marketplaces and online marketplaces. These include new obligations to withhold or collect sales, consumption, value added or other taxes on online marketplaces or other requirements that may result in additional tax liability. We may also be subject to increased requirements for marketplaces to report, collect and remit indirect tax obligations, as a result of changes to regulations, administrative practices, outcomes of court cases and changes to the global tax framework. The interpretation and implementation of these new or revised taxes could have an adverse impact on our business, financial condition and results of operations.

We could be required to collect additional sales taxes or be subject to other indirect tax liabilities in various jurisdictions, which could adversely affect our results of operations.

The application of indirect taxes, such as sales and use tax, value-added tax, goods and services tax, business tax and gross receipts tax, to our business is complex and an evolving issue. Many of the statutes and regulations that impose these taxes were established before the adoption and growth of the internet and e-commerce. Significant judgment is required to evaluate applicable tax obligations, and, as a result, amounts recorded could be subject to adjustments. We may be subject to additional tax liabilities and related interest and penalties due to changes in indirect and non-income based taxes resulting from changes in U.S. federal, state, local or international tax laws, administrative interpretations, decisions, policies and positions, results of tax examinations, settlements or judicial decisions, changes in accounting principles and changes to our business operations, as well as evaluation of new information that results in a change to a tax position taken in prior periods.

Further, the U.S. Supreme Court held in South Dakota v. Wayfair that a U.S. state may require an online retailer to collect sales tax imposed by the state for online sales, even if the retailer has no physical presence in that state, thus permitting a wider enforcement of such sales tax collection requirements. A successful assertion by one or more tax authorities requiring us to collect taxes in jurisdictions in which we do not currently do so or to collect additional taxes in a jurisdiction in which we currently collect taxes could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest and additional administrative expenses and/or limits on the scope of our business activities if we decide not to conduct business in particular jurisdictions, all of which could adversely affect our business, financial condition or results of operations.

We have been audited and may in the future be audited by state and foreign tax authorities with regard to indirect taxes. We establish reserves for indirect tax matters when we determine that the likelihood of a loss is probable, and the loss is reasonably estimable. As of December 31, 2022, we had accrued a liability within other non-current liabilities of $46.7 million, related to a sales tax matter for which a loss is probable, which represents our management’s best estimates of our potential liability and includes potential interest and penalties. However, such reserves may be insufficient, and our financial condition could be harmed.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be materially adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes appearing elsewhere in this prospectus. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant estimates and assumptions involve those related to accruals for legal contingencies, estimated future event cancellations, the valuation of deferred income tax assets and uncertain tax positions, revenue recognition and related reserves, valuation of acquired intangible assets and goodwill, impairment of long-lived assets and indefinite-lived intangible assets, including goodwill, collection rates on receivables from sellers, useful lives of intangible assets and property and equipment, the fair value of derivatives and bifurcated derivatives, the fair value of preferred stock and the fair value of common stock and other assumptions used to measure stock-based compensation. Our results of operations may be materially adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our Class A common stock.

Our ability to use our net operating loss carryforwards may be limited.

Our ability to utilize our federal net operating loss carryforwards may be limited under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). These limitations apply if we experience an “ownership change,” which is generally defined as a greater than 50 percentage point change (by value) in the ownership of our equity by certain stockholders over a rolling three-year period. Similar provisions of state tax law may also apply to limit the use of our state net operating loss carryforwards. In addition, there may be periods during which the use of net operating loss carryforwards is suspended or otherwise limited. Under legislation enacted in 2017 and 2020, the deductibility of federal net operating loss carryforwards generated in taxable years beginning after December 31, 2017, is limited to 80% of taxable income in taxable years beginning after December 31, 2020. Accordingly, our ability to use our net operating loss carryforwards to offset taxable income may be subject to various limitations, which could adversely affect our results of operations. As of December 31, 2022, we had cumulative U.S. state net operating loss carryforwards of $582.0 million and U.S. federal and foreign net operating loss carryforwards of $975.2 million and $442.3 million, respectively. As a result, we established a valuation allowance against our U.S. and foreign net deferred tax assets of $312.8 million and $79.0 million, respectively, as of December 31, 2022.

Risks Relating to Information Technology, Cybersecurity and Intellectual Property

The success of our operations depends, in part, on the integrity of our systems and infrastructure, as well as affiliate and third-party computer systems, computer networks and other communication systems. System interruption or failure, system capacity constraints or the lack of integration and redundancy in these systems and infrastructure may have an adverse impact on our business, financial condition and results of operations.

System interruption or failure, system capacity constraints or the lack of integration and redundancy in the information systems and infrastructure, both of our own ticketing systems and other computer systems and of affiliate and third-party software, computer networks and other communications systems service providers on which we rely, may adversely affect our ability to operate websites, process and fulfill transactions, respond to customer inquiries and generally maintain cost-efficient operations. Similarly, due to our reliance on a network of technology systems, many of which are outside of our control, changes to interfaces upon which we rely or a reluctance of our counterparties to continue supporting our systems could lead to technology interruptions. Such interruptions could occur by virtue of natural disaster, malicious actions such as hacking or acts of terrorism or war, or human error. In addition, the loss of some or all of certain key personnel could require us to expend additional resources to continue to maintain our software and systems and could subject us to system interruptions. The infrastructure that is required to operate our systems requires an ongoing investment of time, money and effort to maintain or refresh hardware and software and to ensure it remains at a level capable of servicing the demand and volume of business that we receive. Failure to do so may result in system instability, degradation in performance or unfixable security vulnerabilities that could adversely impact both the business and the consumers using our services. While we have backup systems for certain aspects of our operations, disaster recovery planning by its nature cannot be sufficient for all eventualities. In addition, we may not have adequate insurance coverage to compensate for losses from a major interruption. If any of these adverse events were to occur, it could adversely affect our business, financial condition and results of operations.

We rely on the Google Cloud Platform to deliver our platform to our customers, and any disruption of, or interference with, our use of the Google Cloud Platform could adversely affect our business, financial condition and results of operations.

Google Cloud Platform (“GCP”) is a third-party provider of cloud infrastructure services. We outsource substantially all of the infrastructure relating to our cloud-native platform to GCP. For our marketplace to operate effectively, our buyers and sellers need to be able to access our platform at any time, without substantial interruption or degradation of performance. Our platform depends, in part, on the virtual cloud infrastructure hosted in GCP. Although we have disaster recovery plans, any incident affecting GCP infrastructure that may be caused by fire, flood, severe storm, earthquake or other natural disasters, power loss, telecommunications failures, cyber-attacks, terrorist or other attacks, and other similar events beyond our control, could adversely affect our cloud-native platform. Additionally, GCP may experience threats or attacks from computer malware, ransomware, viruses, social engineering (including phishing attacks), denial of service or other attacks, employee theft or misuse and general hacking have become more prevalent in our industry, particularly against cloud-native services and vendors of security solutions. Any of these security incidents could result in unauthorized access to, damage to, disablement or encryption of, use or misuse of, disclosure of, modification of, destruction of, or loss of our data or our marketplace users’ data or disrupt our ability to provide our platform or service. A prolonged service disruption affecting our marketplace for any of the foregoing reasons would adversely impact our ability to serve our marketplace and could damage our reputation with current and potential buyers and sellers, expose us to liability, result in substantial costs for remediation, cause us to lose customers, or otherwise harm our business, financial condition or results of operations. We may also incur significant costs for using alternative hosting sources or taking other actions in preparation for, or in reaction to, events that damage the GCP services we use.

Our commercial agreement with Google for GCP will remain in effect until the completion of its term or if terminated by Google or us for cause upon a breach of the agreement. Termination upon a material breach is subject to providing the breaching party prior notice and a cure period. In the event that our GCP service agreements are terminated, or there is a lapse of service, elimination of GCP services or features that we utilize, or damage to such facilities, we could experience interruptions in accessing our platform as well as significant delays and additional expense in arranging for or creating new facilities or re-architecting our platform for deployment on a different cloud infrastructure service provider, which would adversely affect our business, financial condition and results of operations.

Cybersecurity risks, data loss or other breaches of our network security could adversely affect our business, financial condition and results of operations, and the processing, storage, use and disclosure of personal data or sensitive information could give rise to liabilities and additional costs as a result of governmental regulation, contract disputes, litigation and conflicting legal requirements relating to personal privacy rights and security of sensitive information.

Due to the nature of our business, we process, store, use, transfer and disclose certain personal data about individuals or other sensitive information, including about our customers, employees, and employees of third-party service providers and partners with which we do business. Penetration of our network or other misappropriation or accidental or intentional misuse of personal data or sensitive information and data, including credit card information and other personally identifiable information, could cause interruptions in our operations and subject us to increased costs, litigation, inquiries and actions from governmental authorities, customers, or business partners and financial or other liabilities. In addition, data breaches, security incidents or the inability to protect information could lead to increased incidents of ticketing fraud and counterfeit tickets. Data breaches and security incidents could also significantly damage our reputation with buyers and sellers, including individual sellers, professional sellers and CRHs, and other third parties and could result in significant costs related to remediation efforts, such as credit or identity theft monitoring. Such incidents may occur in the future, resulting in unauthorized, unlawful or inappropriate access to, inability to access, disclosure of or loss of the personal data, and sensitive, proprietary and confidential information that we handle.

Although we have developed systems and processes that are designed to protect information about individuals and to prevent security breaches or incidents (which could result in data loss or other harm or loss), such measures cannot provide absolute security or certainty. It is possible that advances in computer and hacker capabilities (including from state sponsored actors or against organizations that do business in countries who are perceived as retaliating against other countries at war), new variants of malware (including ransomware), the development of new penetration methods and tools (including phishing), inadvertent violations of company policies or procedures or other developments could result in a compromise of information of individuals or a breach of the technology and security processes that are used to protect information of individuals. The techniques used to obtain unauthorized access, disable or degrade service or sabotage systems may change frequently and, as a result, may be difficult for our business to detect for long periods of time. In addition, despite our best efforts, we may be unaware of or unable to anticipate these techniques or implement adequate preventative measures. We have expended significant capital and other resources to protect against and remedy such potential security breaches, incidents and their consequences and will continue to do so in the future.

We also face risks associated with security breaches and incidents affecting third parties with which we are affiliated or with which we otherwise conduct business. Any failure by such third parties, or any other entity in our collective supply chain, to prevent or mitigate security breaches or improper access to, or use, acquisition, disclosure, alteration, or destruction of, such information could have similar adverse consequences for us. In particular, hardware, software or applications we develop or procure from third parties may contain defects in design or manufacture and/or may pose a security risk that could unexpectedly compromise information security. Further, supply chain breaches based on vulnerabilities in such third-party hardware, software, or applications are becoming more prevalent and we could become a victim of such attacks. Buyers and sellers are generally concerned with the security and privacy of the internet, and any publicized security problems affecting our businesses and/or third parties may discourage buyers and sellers from doing business with us, which could have an adverse effect on our business, financial condition and results of operations.

Laws in all states and U.S. territories, as well as many outside the U.S. (such as the GDPR), require businesses to notify affected individuals, governmental entities and/or credit reporting agencies of certain security incidents affecting personal data. For more information, see “Risks Relating to Government Regulation and Litigation—The processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing applications of privacy regulations.” Such laws are inconsistent, and compliance in the event of a widespread security incident is complex and costly and may be difficult to implement, and failure to comply with these regulations could subject us to regulatory scrutiny and additional liability. Our existing general liability and cyber liability insurance policies may not cover, or may cover only a portion of, any potential claims related to security breaches to which we are exposed or may not be adequate to indemnify us for all or any portion of liabilities that may be imposed. We also cannot be certain that our existing insurance coverage will continue to be available on acceptable terms or in amounts sufficient to cover the potentially significant losses that may result from a security incident or breach or that the insurer will not deny coverage of any future claim.

In addition, we are subject to an increasing number of further reporting obligations in respect of certain cybersecurity incidents, including in some jurisdictions an obligation to disclose our processes for assessing, identifying and managing material risks from cybersecurity threats. These reporting requirements have been proposed or implemented by a number of regulators in different jurisdictions, may vary in their scope and application, and could contain conflicting requirements. Failure to timely report incidents under these rules could also result in monetary fines, sanctions, or subject us to other forms of liability.

If we fail to adequately protect or enforce our intellectual property rights, our competitive position and our business could be adversely affected.

Our proprietary technologies and information, including our software, informational databases and other components that make our services, are critical to our success, and we seek to protect our technologies and services through a combination of intellectual property rights, including trademarks, domain names, copyrights, trade secrets and patents, as well as through contractual restrictions with employees, customers, suppliers, affiliates and others. Despite our efforts, the steps we take to obtain, maintain, protect and enforce our intellectual property rights may be inadequate, and it may be possible for third parties to copy or otherwise obtain and use our intellectual property without authorization. In addition, third parties may independently and lawfully develop services substantially similar to ours, duplicate our offerings or design around our intellectual property rights. We currently hold several patents and have been granted trademark registrations with the U.S. Patent and Trademark Office and/or various foreign authorities for certain of our brands. While we have been issued patents and registered trademarks in the U.S. and other foreign jurisdictions, and have additional patent and trademark applications pending, there can be no assurance that our issued patents and registered trademarks will not be limited in scope or invalidated or that our patent and trademark applications will result in issued patents and trademark registrations. Even if we continue to seek patent and trademark protection in the future, we may be unable to obtain or maintain patent protection for our technology or trademark registrations for our brands. In addition, any patents issued from pending or future patent applications or licensed to us in the future may not provide us with competitive advantages or may be successfully challenged by third parties. Any of our patents, trademarks or other intellectual property rights may be challenged or circumvented by others or invalidated or held unenforceable through administrative processes, including re-examination, inter partes review, interference and derivation proceedings and equivalent proceedings in foreign jurisdictions (for example, opposition proceedings), cancellation proceedings or litigation in the U.S. or in foreign jurisdictions.

Our use and registration of trademarks and domain names are subject to an exclusive license with the purchaser of certain rights, including the use of the StubHub name outside of North America, which materially limits our ability to market ourselves as StubHub outside of North America. Moreover, our ability to use certain patents and inventions is restricted by an exclusive license with the purchaser of certain rights, including the exclusive right to certain patents and inventions subsisting in the StubHub platform. The exclusive license is more particularly described above under the risk factor related to our necessary transition activities and covenants pursuant to the U.K. CMA final report and undertakings following the StubHub Acquisition.

We seek to protect our trade secrets and proprietary know-how and technology methods through confidentiality agreements and other access control measures. While we generally enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we share confidential information, we cannot assure you that these agreements will be effective in controlling access to, or preventing unauthorized distribution, use, misuse, misappropriation, reverse engineering or disclosure of our proprietary information, know-how and trade secrets. In addition, it is possible that these agreements may not have been properly entered into on every occasion with the applicable counterparty, and if one of these agreements were found to be defective under applicable law, it may not have effectively granted ownership of certain technology or other intellectual property to us. Further, these agreements do not prevent our competitors or partners from independently developing offerings that are substantially equivalent or superior to ours. These agreements may be breached, and we may not have adequate remedies for any such breach. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know-how is difficult, expensive and time-consuming and the outcome is unpredictable. In addition, some courts inside and outside the U.S. are less willing or unwilling to protect trade secrets and know-how. Failure of such strategies to protect our technology or our intellectual property in the future could have an adverse impact on our business, financial condition and results of operations.

We cannot be certain that the measures we implement will prevent infringement, misappropriation or other violations of our intellectual property rights, particularly in foreign countries where the laws may not protect our proprietary rights as fully as they do in the U.S. Further, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are constantly developing, uncertain, and may be applied or interpreted in ways that limit our ability to protect and enforce our rights. Moreover, policing unauthorized use of our technologies, trade secrets and intellectual property may be difficult, expensive and time-consuming, particularly in foreign countries where the laws may differ or not be as protective of intellectual property rights as those in the U.S. and where mechanisms for enforcement of intellectual property rights may be weak. Additionally, failure to comply with applicable procedural, documentary, fee payment, foreign filing license and other similar requirements with the U.S. Patent and Trademark Office and various similar foreign governmental agencies could result in abandonment or lapse of the affected patent, trademark or application. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property rights.

Moreover, a significant portion of our intellectual property has been developed by and/or acquired from third parties. While we have conducted diligence with respect to such acquisitions, we cannot guarantee that our diligence efforts identified and/or remedied all issues related to such intellectual property, including potential ownership errors, potential errors during prosecution of such intellectual property and potential encumbrances that could limit our ability to enforce such intellectual property rights.

Our failure to protect our intellectual property rights in a meaningful manner or challenges to our related contractual rights could result in erosion of our brand names or other intellectual property and could adversely affect our business, financial condition and results of operations. We may be required to spend significant resources to monitor and protect our intellectual property rights, and some violations may be difficult or impossible to detect. Litigation may be necessary in the future to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of proprietary rights claimed by others and such litigation could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights, and, if such defenses, counterclaims and countersuits are successful, we could lose valuable intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could impair the functionality of our platform, delay introductions of enhancements to our platform, result in our substituting inferior or more costly technologies into our platform or harm our reputation and brands. In addition, we may be required to license additional technology from third parties to develop and market new platform features, which may not be on commercially reasonable terms, or at all, and would adversely affect our ability to compete. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business, financial condition and results of operations.

We cannot be certain that the operation of our business does not, or will not, infringe or otherwise violate the intellectual property rights of third parties. We have been subject, are currently subject, and may in the future be subject, to legal proceedings and claims alleging that we infringe or otherwise violate the intellectual property rights of third parties. Our success depends, in part, on our ability to develop and commercialize our platform and services without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. However, we may not be aware if our platform is infringing, misappropriating, or otherwise violating third-party intellectual property rights, and third parties may bring claims alleging such infringement, misappropriation or violation. Because patent applications can take years to issue and are often afforded confidentiality for some period of time, there may currently be pending applications, unknown to us, that later result in issued patents that could cover one or more of our products and there is also a risk that we could adopt a technology without knowledge of a pending patent application, which technology would infringe a third-party patent once that patent is issued. Companies in the software and technology industries, including some of our current and potential competitors, are frequently subject to litigation based on allegations of infringement or other violations of intellectual property rights. Moreover, the law continues to evolve and be applied and interpreted by courts in novel ways that we may not be able to adequately anticipate, and such changes may subject us to additional claims and liabilities. In addition, certain companies and rights holders seek to enforce and monetize patents or other intellectual property rights they own, have purchased, or otherwise obtained. Many potential litigants, including some of our competitors, have the ability to dedicate substantial resources to assert their intellectual property rights and to defend claims that may be brought against them. Any litigation may also involve non-practicing entities or other adverse patent owners that have no relevant solution revenue, and therefore, our patent portfolio may provide little or no deterrence as we would not be able to assert our patents against such entities or individuals. In a patent infringement claim against us, we may assert, as a defense, that we do not infringe the relevant patent claims, that the patent is invalid or both. The strength of our defenses will depend on the patents asserted, the interpretation of these patents and our ability to invalidate the asserted patents. However, we could be unsuccessful in advancing non-infringement or invalidity arguments in our defense. In the U.S., issued patents enjoy a presumption of validity, and the party challenging the validity of a patent claim must present clear and convincing evidence of invalidity, which is a high burden of proof. Conversely, the patent owner need only prove infringement by a preponderance of the evidence, which is a lower burden of proof.

We have faced legal claims and may face additional legal claims in the future from artists, teams, event organizers and promoters for trademark infringement in connection with the use of trademarks that identify ticketed events. Such trademark claims and related claims under local penal codes may result in restrictions regarding the resale of tickets, may result in orders to pay fines and damages and could adversely affect our ability to refer to events on our platform, which would adversely affect our business, financial condition and results of operations.

With respect to any intellectual property rights claim, we may have to seek a license to continue operations found to be in violation of such rights, which may not be available on favorable or commercially reasonable terms, if at all, and may significantly increase our operating expenses. Some licenses may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. If a third party does not offer us a license to its intellectual property on commercially reasonable terms, or at all, we may be required to develop, acquire or license alternative, non-infringing technology, which could require significant time (during which we would be unable to continue to offer our affected platform features), effort and expense and may ultimately not be successful. Any of these events would adversely affect our business, financial condition and results of operations.

Intellectual property claims, whether or not successful, could divert management time and attention away from our business and harm our reputation and financial condition. In addition, the outcome of litigation is uncertain, and third parties asserting claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief against us, which could require us to rebrand, redesign or reengineer our marketplace, products or services, and/or effectively block or otherwise impair our ability to effectively distribute, market or sell our services. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on our business, financial condition and results of operations.

Our payments system depends on a number of third-party providers and is subject to risks that may harm our business.

We rely on a number of third-party providers to support our payment system, as our buyers primarily use credit, debit or payment cards to purchase tickets on our marketplace. If our third-party payment providers, any financial institution or bank that holds buyers’ or sellers’ funds or any of their respective vendors do not operate well with our marketplace, fail to perform, including bank failure, or otherwise experience fraud, our payments systems, business, financial condition and results of operations could be adversely affected and impacted funds could be at risk. If these providers do not perform adequately, determine certain types of transactions are prohibitive for any reason, or if our relationships with these providers, the banks or the payment card networks on which they rely were to terminate unexpectedly, buyers may find our marketplace more difficult to use and our payments systems, business, financial condition and results of operations could be adversely affected. In addition, such an outcome could harm the ability of sellers to use our marketplace, which could cause them to use our marketplace less and harm our business. Many of our third-party providers are able to terminate their agreements with us for convenience upon minimal notice. While we have access to alternative providers, any such termination could have a substantial adverse impact on the operation of our platform as we seek to migrate to alternative providers.

Our payment processing partners require us to comply with payment card network operating rules, which are set and interpreted by the payment card networks. The payment card networks could adopt new operating rules or interpret or re-interpret existing rules in ways that might prohibit us from providing certain services to some buyers or sellers, be costly to implement or difficult to follow. We are required to reimburse our payment processors for fines or penalties assessed by payment card networks if we, or buyers or sellers using our marketplace, violate these rules, such as our processing of various types of transactions that may be interpreted as a violation of certain payment card network operating rules. Changes to these rules and requirements, or any change in our designation by payment card networks, could require a change in our business operations and could result in limitations on or loss of our ability to accept payment cards, and expulsion from card acceptance programs, any of which could materially and adversely impact our business.

Additionally, while we deploy sophisticated technology to detect fraudulent transaction activity, we may incur losses if we fail to prevent fraudulent transactions or the use of fraudulent credit, debit or payment card information on transactions in the future. Fraud schemes are becoming increasingly sophisticated and common, and our ability to detect and combat fraudulent schemes may be adversely impacted by the adoption of new payment methods and new technology marketplaces or insufficiency or failure of internal controls. If we or our payment processing partners fail to identify fraudulent activity or are unable to effectively combat the use of fraudulent credit, debit or payment cards on our marketplace or if we otherwise experience increased levels of disputed credit, debit or payment card payments, our results of operations and financial positions could be materially adversely affected.

Finally, payment card networks and our payment processing partners could increase the fees they charge us for their services, which would increase our operating costs and reduce our margin. Any such increase in fees could also harm our business, financial condition and results of operations.

We currently rely on a number of third-party service providers to host and deliver a significant portion of our platform and services.

We currently rely on a number of third-party service providers to host and deliver a significant portion of our platform and services. We currently license, and may continue in future to license, software and other technology from third parties that we incorporate into or integrate with certain of our product offerings. We cannot be certain that our licensors are not infringing the intellectual property rights of third parties or that our licensors have sufficient rights to the licensed intellectual property in all jurisdictions in which we may sell access to our platform. In addition, such licenses may be non-exclusive, and therefore our competitors could also have access to the same technology licensed to us, and other licenses may be terminated by the counterparty for convenience without significant notice to us. If we are unable to continue to license any of this technology for any reason, our ability to develop and sell access to certain product offerings containing such technology could be harmed. Similarly, if we are unable to license technology from third parties now, or in the future, that we need in order to develop certain functionality on terms reasonably acceptable to us, we may be forced to acquire or develop alternative technology, which we may be unable to do in a commercially feasible manner, or at all, and we may be required to use alternative technology of lower quality or performance standards, or take a considerable amount of time to develop ourselves, which could adversely affect our business, financial condition and results of operations.

Our solutions utilize third-party open source software, which could negatively affect our ability to provide our marketplace to sellers and buyers and subject us to possible litigation, which could adversely affect our business.

Our marketplace contains software modules licensed to us by third-party authors under “open source” licenses, and we expect to continue to incorporate such open source software in our platform in the future. We also contribute to the open source developer community and encourage integration and development around our platform through our publicly available APIs. From time to time, companies that use third-party open source software have faced claims challenging the use of such open source software and compliance with the open source software license terms. We may be subject to suits by parties claiming ownership of what we believe to be open source software or claiming non-compliance with licensing terms. Some open source software licenses require end users who distribute or make available across a network software and services that include open source software to make publicly available all or part of such software (which in some circumstances could include valuable proprietary code). While we employ certain informal practices designed to monitor our compliance with third-party open source software licenses and protect our valuable proprietary source code, we may inadvertently use third-party open source software in a manner that exposes us to claims of non-compliance with the terms of the applicable license, including claims of intellectual property infringement or breach of contract. The terms of various open source licenses have generally not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our solutions. If portions of our proprietary software are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our solutions, or otherwise be limited in the licensing of our solutions, each of which could reduce or eliminate the value of our solutions. In addition to risks related to license requirements, use of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the functionality or origin of the software. Use of open source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to determine how to compromise our platform. Any of the foregoing could adversely affect our business, financial condition, results of operations and prospects.

Risks Relating to Our Financial Condition and Indebtedness

Our indebtedness could materially adversely affect our financial condition. Our indebtedness and liabilities could limit the cash flow available for our operations, expose us to risks that could materially adversely affect our business, financial condition and results of operations and impair our ability to satisfy our obligations under our indebtedness.

The agreements governing our Credit Facilities include restrictive covenants that, among other things, restrict our ability to:

•	incur additional debt;

•	make certain investments and acquisitions;

•	repurchase our stock and prepay certain indebtedness;

•	create liens;

•	enter into transactions with affiliates;

•	modify the nature of our business;

•	transfer and sell material assets;

•	merge or consolidate;

•	pay dividends and make distributions; and

•	make other payments in respect of our capital stock.

Our Credit Facilities include other restrictions. Our failure to comply with the terms and covenants of our indebtedness could lead to a default under the terms of the governing documents, which would entitle the lenders to accelerate the indebtedness and declare all amounts owed due and payable. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities” for additional information.

As of December 31, 2022, our total indebtedness, excluding unamortized debt discounts and debt issuance costs of $56.6 million, was $2,457.9 million. We may incur significant additional indebtedness in the future.

Our substantial indebtedness could have adverse consequences, including:

•	making it more difficult for us to satisfy our obligations;

•	increasing our vulnerability to adverse economic, regulatory and industry conditions;

•	limiting our ability to obtain additional financing for future working capital, capital expenditures, acquisitions and other purposes;

•	requiring us to dedicate a substantial portion of our cash flow from operations to fund interest and principal payments on our debt, thereby reducing funds available for operations and other purposes;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	making us more vulnerable to increases in interest rates; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt.

We depend on the cash flows of our subsidiaries in order to satisfy our obligations.

We rely on distributions and loans from our subsidiaries to meet our payment requirements under our obligations. If our subsidiaries are unable to pay dividends or otherwise make payments to us, we may not be able to make debt service payments on our obligations. Subject to certain exceptions, each of our subsidiaries guarantees our indebtedness under our Credit Facilities. We conduct substantially all of our operations through our subsidiaries. Our operating cash flows and, consequently, our ability to service our debt are therefore principally dependent upon our subsidiaries’ earnings and their distributions of those earnings to us and may also be dependent upon loans or other payments of funds to us by those subsidiaries. In addition, the ability of our subsidiaries to provide funds to us may be subject to restrictions under our Credit Facilities and may be subject to the terms of such subsidiaries’ future indebtedness, as well as the availability of sufficient surplus funds under applicable law.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our indebtedness service obligations to increase significantly.

Interest rates have fluctuated and may fluctuate in the future. Our exposure to interest rate risk is influenced primarily by changes in interest rates on interest payments related to our Credit Facilities. We had $2,457.9 million outstanding under our term loan Credit Facilities as of December 31, 2022. As interest rates increase, our debt service obligations on our variable rate indebtedness increase even though the amount borrowed remains the same, and our cash flows, including cash available for servicing our indebtedness, correspondingly decrease.

The U.S. has recently experienced historically high levels of inflation. According to the U.S. Department of Labor, the annual inflation rate for the U.S. was approximately 3.7% for the 12-month period ended September 30, 2023. The existence of inflation in the U.S. and global economy has and may continue to result in higher interest rates. Despite our interest rate risk management strategy put in place to mitigate the effects of the current high interest rate environment, these circumstances could have other important consequences to our business, financial condition and results of operations, including, but not limited to:

•	increasing vulnerability to, and reducing our flexibility to respond to, general adverse economic and industry conditions;

•	limiting flexibility in planning for, or reacting to, changes in our business and the competitive environment; and

•	limiting our ability to borrow additional funds and increasing the cost of any such borrowing.

We use interest rate derivatives, in the form of interest rate swaps, to manage our exposure to interest rate fluctuations. These interest rate swaps had the economic effect of offsetting the variable interest obligations associated with $2,200.0 million of our outstanding long-term debt obligations as of December 31, 2022, representing most of our variable interest obligations, so that the interest payable of such obligations effectively became fixed. As a result, we have not experienced meaningful increases in our costs related to our variable interest obligations. See our consolidated financial statements and related notes included elsewhere in this prospectus for more information. We cannot assure you that our interest rate risk management strategy will counteract any increase. Although we believe our interest rate risk management strategy will continue to mitigate any potential material impacts on our business, financial condition and results of operations, we have the ability and may find it necessary to increase the fees charged to our platform users in order to increase our cash flows and fulfill our debt obligations if our interest rate derivatives are unable to counteract future interest rate increases, and such increase in fees could negatively impact our sales volume.

In addition, we have transitioned our Credit Facilities and fixed interest rate swap contracts to utilize the Secured Overnight Financing Right (“SOFR”) in place of the London Interbank Offered Rate (“LIBOR”), which ceased publication on June 30, 2023. SOFR is intended to be a broad measure of the cost of borrowing cash overnight that is collateralized by U.S. Treasury securities. However, because SOFR is a broad U.S. Treasury repo financing rate that represents overnight secured funding transactions, it differs fundamentally from LIBOR. The change from LIBOR to SOFR could result in interest obligations that are more than or that do not otherwise correlate over time with the payments that would have been made on this debt if LIBOR were available. This may result in an increase in the cost of our borrowings under our existing variable rate indebtedness and any future borrowings and impact our ability to refinance some or all of our existing indebtedness. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk” for additional information.

Inflation may adversely affect our business, financial condition and results of operations.

Recently, inflation has increased throughout the U.S. economy. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, increased costs of labor, weakening exchange rates and other similar effects. Inflation can adversely affect us by affecting our costs as well as corporate spending and discretionary consumer spending as a result of inflation’s impact to unemployment rates, interest rates, wages, fuel prices and tax law changes, among others. While we do not believe that inflation has had a material impact on our financial condition or results of operations to date; we have experienced, and continue to experience, increases in the prices of labor and other costs of doing business. To the extent we take measures to mitigate the impact of inflation, these measures may not be effective and our business, financial condition and results of operations could be adversely affected.

We may not be able to generate sufficient cash flows or raise the additional capital necessary to fund our operations.

As of December 31, 2022, we had cash and cash equivalents of $403.5 million available to us to fund our operating, investing and financing activities. Our revenue was $1,044.9 million and $672.8 million and the net cash used in operating activities was $48.8 million and $136.1 million, in each case for the years ended December 31, 2022 and 2021, respectively. During the year ended December 31, 2022, our primary source of generating liquidity was cash from marketplace transactions.

We cannot assure you that our business will generate sufficient cash flow to fund our operations or other liquidity needs. We may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. Our ability to obtain financing will depend on a number of factors, including:

•	general economic and capital market conditions;

•	public perception regarding safety of large-scale events;

•	the availability of credit from banks or other lenders;

•	investor confidence in us; and

•	our results of operations.

If we raise additional equity financing, our security holders may experience significant dilution of their ownership interests, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A common stock.

If we need additional capital and cannot raise it on acceptable terms, if at all, we may not be able to, among other things:

•	develop and enhance our marketplace;

•	continue to invest in our technology development and marketing organizations;

•	hire, train and retain employees;

•	respond to competitive pressures or unanticipated working capital requirements; or

•	pursue acquisition opportunities.

Our inability to do any of the foregoing could reduce our ability to compete successfully and could have an adverse effect on our business.

Risks Relating to this Offering and Ownership of Our Class A Common Stock

The trading price of our Class A common stock may be volatile, and could decline significantly and rapidly.

The trading price of our Class A common stock could be subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our results of operations;

•	changes in the financial projections we may provide to the public or our failure to meet these projections;

•	failure of securities analysts to initiate or maintain coverage of us or changes in financial estimates by any securities analysts who follow our company;

•	variance in our financial performance from estimates of securities analysts or the expectations of investors;

•	trading volume of our Class A common stock;

•	overall performance of the equity markets and the economy as a whole;

•	changes in the pricing of our offerings;

•	actual or anticipated changes in our growth rate relative to that of our competitors;

•	changes in the anticipated future size or growth rate of our addressable markets;

•	announcements of new products, or of acquisitions, strategic partnerships, joint ventures or capital-raising activities or commitments, by us or by our competitors;

•	repurchases or expectations with respect to repurchases of our Class A common stock by us;

•	additions or departures of board members, management or key personnel;

•	rumors and market speculation involving us or other companies in our industry;

•

new laws or regulations or new interpretations of existing laws or regulations applicable to our business, including those related to privacy, data security, data protection and cybersecurity in the U.S. or globally;

•	lawsuits threatened or filed against us;

•	other events or factors, including those resulting from political unrest, war, incidents of terrorism, or responses to these events;

•	health epidemics, such as the COVID-19 pandemic, influenza and other highly infectious diseases;

•	expiration of lock-up agreements and market stand-off provisions; and

•	sales or expectations with respect to sales of shares of our capital stock by us or our security holders.

In addition, stocks of newly public companies and particularly companies in the technology industry have experienced significant price and volume fluctuations. Stock prices of many companies, including technology companies, have fluctuated in a manner often unrelated to the operating performance of those companies. These fluctuations may be even more pronounced in the trading market for our Class A common stock shortly following this offering.

Furthermore, in the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted.

An active, liquid, and orderly market for our Class A common stock may not develop or be sustained. You may be unable to sell your Class A common stock at or above the price you bought them for.

Prior to this offering, there has been no public market for our Class A common stock. An active, liquid, and orderly trading market for our Class A common stock may not develop following the completion of this offering or, if developed, it may not be sustained. The lack of an active market may reduce the fair value of your shares and impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

The initial public offering price of our Class A common stock may not be indicative of the market price of our Class A common stock after this offering.

The initial public offering price was determined by negotiations between us and representatives of the underwriters, based on numerous factors which we discuss in “Underwriting,” and may not be indicative of the market price of our Class A common stock after this offering. If you purchase our Class A common stock, you may not be able to resell those shares at or above the initial public offering price.

We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds to us from this, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, our ultimate use may vary substantially from our currently intended use. Investors will need to rely on the judgment of our management with respect to the use of proceeds. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations and prospects could be harmed, and the market price of our Class A common stock could decline.

You will experience immediate and substantial dilution in the net tangible book value of the shares of Class A common stock you purchase in this offering.

The initial public offering price of our Class A common stock is substantially higher than the pro forma net tangible book value per share of our Class A common stock immediately after this offering. If you purchase shares of our Class A common stock in this offering, you will experience immediate dilution of $                 per share, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to the sale of Class A common stock in this offering and the assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. See “Dilution.”

Additional stock issuances could result in significant dilution to our stockholders.

We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. For example, we have and expect to continue to grant equity awards to employees, directors and consultants under our equity incentive plans. Any issuances of common stock resulting from the exercise of outstanding stock options or the settlement of outstanding RSUs would be dilutive to holders of our common stock. We may also raise capital through equity financings in the future. In addition, as part of our business strategy, we may acquire or make investments in companies, products or technologies and issue equity securities to pay for any such acquisition or investment. The amount of dilution as a result of any of these issuances could be substantial and cause the trading price of our Class A common stock to decline.

Future sales of our Class A common stock in the public market could cause the market price of our Class A common stock to decline.

Sales of a substantial number of shares of our Class A common stock in the public market following the completion of this offering, or the perception that these sales might occur, could depress the market price of our

Class A common stock and could impair our ability to raise capital through the sale of additional equity securities. Many of our existing equity holders have substantial unrecognized gains on the value of the equity they hold based upon the price per share in this offering, and therefore, may take steps to sell their shares or otherwise secure the unrecognized gains on those shares. We are unable to predict the timing of or the effect that such sales may have on the prevailing market price of our Class A common stock.

In connection with this offering, we, all of our directors and executive officers, and holders of substantially all of our Class A common stock and securities exercisable for or convertible into our Class A common stock, have entered or will enter into lock-up agreements with the underwriters and/or agreements with market stand-off provisions that restrict our and their ability to sell or transfer shares of our capital stock, and securities convertible into or exercisable or exchangeable for shares of our capital stock, for a period of days from the date of this prospectus, which we refer to as the lock-up period, subject to certain customary exceptions and certain provisions that provide for the early release of certain shares. See “Shares Eligible for Future Sale” and “Underwriting” for additional information. All of our shares of Class A common stock, other than those sold in this offering, which are freely tradable, will become eligible for sale upon expiration of the lock-up period, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act of 1933 (the “Securities Act”).

In addition, after this offering and giving effect to the Reclassification, the Exchange, the Existing Preferred Stock Conversion, the RSU Settlement and the Warrant Exercise, up to             shares of our Class A common stock may be issued upon exercise of outstanding stock options or vesting and settlement of outstanding RSUs, and up to             shares of our Class A common stock are available for future issuance under our 2015 Plan, 2012 Plan, 2022 Plan and our ESPP, and will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, exercise limitations, the lock-up agreements and market stand-off provisions, and Rule 144 and Rule 701 under the Securities Act. We intend to register all of the shares of Class A common stock issuable upon exercise of outstanding options or other equity incentive awards we may grant in the future for public resale under the Securities Act. Shares of Class A common stock will become eligible for sale in the public market to the extent such options are exercised and RSUs settle, subject to the lock-up agreements and market stand-off provisions described above and compliance with applicable securities laws. If these additional shares of Class A common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our Class A common stock could decline.

Further, holders of approximately                 shares as of                 or approximately            % of our capital stock after the completion of this offering, will have rights, subject to some conditions and the lock-up agreements and market stand-off provisions described above, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders.

We have identified material weaknesses in our internal control over financial reporting. If we experience material weaknesses in the future or otherwise fail to implement and maintain effective internal controls, we may not be able to accurately report our financial condition or results of operations which may adversely affect investor confidence in us and, as a result, the value of our Class A common stock.

As a result of becoming a public company, we will be required, under Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting beginning with our second Annual Report on Form 10-K. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. To comply with the requirements of being a reporting company under the Exchange Act, including performing the evaluation needed to comply with Section 404, we will need to implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. We have spent and expect to continue to spend significant time and resources designing, evaluating, testing and integrating the accounting procedures and internal controls of the combined businesses. Prior to this offering, we have never been required to test our internal control over financial reporting within a specified period. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective.

In the course of preparing our financial statements as of December 31, 2020, material weaknesses were identified in our internal control over financial reporting and continue to exist. The material weaknesses identified related to the following:

•

we did not design or maintain an effective control environment commensurate with our financial reporting requirements; specifically, we did not maintain a sufficient complement of personnel with an appropriate degree of accounting knowledge, experience and training to appropriately analyze, record and disclose accounting and reporting requirements; and

•

we did not effectively design and maintain effective controls in response to the risks of material misstatement; specifically, changes to existing controls or the implementation of new controls have not been sufficient to respond to changes to the risks of material misstatement to financial reporting.

These material weaknesses contributed to the following additional material weaknesses:

•

we did not design and maintain formal accounting policies, procedures and controls over significant accounts and disclosures to achieve complete, accurate and timely financial accounting, reporting and disclosures, including segregation of duties and adequate controls related to the preparation and review of journal entries and account reconciliations; and

•

we did not design and maintain controls over the accounting for revenue and associated reserves, stock-based compensation, income taxes, foreign currency translation, derivatives, acquisitions and the preparation of the financial statements including the statement of cash flows and related disclosures.

The material weaknesses described above resulted in audit adjustments to revenue and associated reserves, stock-based compensation, income taxes, other income (expense), interest expense, other comprehensive loss, goodwill, acquisition-related costs and classification of financial statement accounts which were not material to the financial statements for the years ended December 31, 2021 or December 31, 2022. Additionally, these material weaknesses could result in a misstatement of substantially all of our accounts or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

In addition to the above, we did not design and maintain effective controls over IT general controls for information systems that are relevant to the preparation of the consolidated financial statements. Specifically, we did not design and maintain: (i) program change management controls for financial systems to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately, (ii) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate personnel, (iii) computer operations controls to ensure that critical batch jobs are monitored and data backups are authorized and monitored and (iv) testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements. These IT deficiencies did not result in any misstatements to the financial statements; however, the deficiencies, when aggregated, could impact our ability to maintain effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected on a timely basis. Accordingly, we have determined these deficiencies in the aggregate constitute a material weakness.

We are in the process of implementing a plan to remediate these material weaknesses. Our remediation plan includes the hiring of additional accounting and financial reporting personnel and implementing additional policies, procedures and controls, all of which have and will continue to cause us to incur additional costs. We have performed a risk assessment and begun identifying control activities to be implemented in response to the identified risks, which will include improving our IT general controls, segregation of duties controls, period-end financial reporting controls, journal entry controls and additional procedures and controls within the areas of revenue and associated reserves, stock-based compensation, income taxes, derivatives accounting, foreign currency translation, acquisition accounting and the preparation for the financial statements including the statement of cash flows and related disclosures. In addition, we have engaged a third-party provider to help us assess and improve our internal controls in preparation for compliance with the Sarbanes-Oxley Act. When we are satisfied these internal controls associated with the material weaknesses have operated within our business for a sufficient period of time, we will determine if we have remediated our material weaknesses. We have not been required to provide a management assessment of internal controls under section 404(a) of the Sarbanes-Oxley Act. It is possible that if we had a 404(a) assessment, additional material weaknesses may have been identified. Additionally, our registered independent public accounting firm has not been engaged to perform an audit of our internal controls over financial reporting.

In the future, it is possible that additional material weaknesses may be identified that we may be unable to remedy before the requisite deadline for those reports. Our ability to comply with the annual internal control reporting requirements will depend on the effectiveness of our financial reporting and data systems and controls across our company. Any weaknesses or deficiencies or any failure to implement required new or improved controls, or difficulties encountered in the implementation or operation of these controls, could harm our results of operations and cause us to fail to meet our financial reporting obligations or result in material misstatements in our consolidated financial statements, which could adversely affect our business and reduce our stock price.

If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness in our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our Class A common stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

When we cease to be an “emerging growth company” as defined under the JOBS Act, our auditors will be required to express an opinion on the effectiveness of our internal control over financial reporting, unless we are then eligible for any other exemption from such requirement. If we are unable to confirm that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our Class A common stock to decline.

We are controlled by our founder and Chief Executive Officer, Eric Baker, whose interests in our business may be different than yours.

Mr. Baker, our founder and Chief Executive Officer, controls approximately             % of the combined voting power of our common stock. As a result, Mr. Baker has the ability to substantially control our company, including the ability to control the outcome of any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and stockholder amendments to our by-laws, and the approval of any merger or sale of substantially all of our assets. This concentration of ownership and voting power may also delay, defer or even prevent an acquisition by a third party or other change of control of our company, and may make some transactions more difficult or impossible without the support of Mr. Baker, even if such events are in the best interests of minority stockholders. This concentration of voting power may have an adverse impact on the price of our Class A common stock. In addition, because each share of our Class B common stock has     votes per share on matters submitted to a vote of our stockholders, Mr. Baker will continue to control the outcome of matters submitted to stockholders so long as he holds                 shares of Class B common stock, which represents             % of the outstanding shares of all our common stock outstanding. Moreover, in the future, we may decide to issue additional shares of Class B common stock, including upon the vesting and exercise or settlement of existing or future equity awards, to Mr. Baker or other employees or third parties. Any future issuance of Class B common stock would be dilutive to holders of Class A common stock and would have the effect of further increasing the voting power held by any individual or entity that receives such shares.

For additional information regarding the share ownership, see “Principal Stockholders.”

We cannot predict the impact our capital structure and the concentrated control by Mr. Baker may have on our stock price or our business.

We cannot predict whether our multiple share class capital structure, combined with the concentrated control by Mr. Baker, our founder and Chief Executive Officer, will result in a lower trading price or greater fluctuations in the trading price of our Class A common stock or will result in adverse publicity or other adverse consequences. In addition, some indices may exclude companies with multiple share classes from their membership under certain circumstances. Exclusion from indices could make our Class A common stock less attractive to investors and, as a result, the market price of our Class A common stock could be adversely affected.

We are exempt from certain corporate governance requirements since we are a “controlled company” within the meaning of             rules, and, as a result, our stockholders do not have the protections afforded by these corporate governance requirements.

Mr. Baker, our founder and Chief Executive Officer, controls more than 50% of our combined voting power. As a result, we are considered a “controlled company” for the purposes of             rules and corporate governance standards, and therefore we are permitted to, and we intend to, elect not to comply with certain corporate governance requirements of                 , including those that would otherwise require our board of directors to have a majority of independent directors and require that we either establish Compensation and Nominating and Corporate Governance Committees, each comprised entirely of independent directors, or otherwise ensure that the compensation of our executive officers and nominees for directors are determined or recommended to the board of directors by the independent members of the board of directors. Accordingly, holders of our Class A common stock do not have the same protections afforded to stockholders of companies that are subject to all of the rules and corporate governance standards of                , and the ability of our independent directors to influence our business policies and affairs may be reduced. We expect to remain a controlled company until Mr. Baker no longer controls more than 50% of our combined voting power. See “Management—Controlled Company.”

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our Class A common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

•

authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights and preferences determined by our board of directors that may be senior to our Class A common stock;

•	the ability of stockholders to act by written consent only as long as holders of our Class B common stock hold at least 50% of the voting power of our capital stock;

•

specify that from and after the date that holders of our Class B common stock hold less than 50% of the voting power of our capital stock, special meetings of our stockholders can be called only by our board of directors, the chairperson of our board of directors or our chief executive officer;

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors; and

•	prohibit cumulative voting in the election of directors.

These provisions may disrupt or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law (the “DGCL”), which generally, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder. Any delay or prevention of a change of control transaction or changes in our management could cause the market price of our Class A common stock to decline.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law.

In addition, as permitted by Section 145 of the DGCL, our amended and restated bylaws to be effective upon the completion of this offering and our indemnification agreements that we have entered into with our directors and officers will provide that:

•

We will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	We may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•

We are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•

We will not be obligated pursuant to our amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except with respect to proceedings authorized by our board of directors or brought to enforce a right to indemnification.

•

The rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons.

We may not retroactively amend our amended and restated bylaw provisions to reduce our indemnification obligations to directors, officers, employees and agents.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our Class A common stock less attractive to investors. In addition, if we cease to be an emerging growth company, we will no longer be able to use the extended transition period for complying with new or revised accounting standards.

We will remain an emerging growth company until the earliest of: (1) the last day of the fiscal year following the fifth anniversary of this offering; (2) the last day of the first fiscal year in which our annual gross revenue is $1.235 billion or more; (3) the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities; and (4) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates.

We cannot predict if investors will find our Class A common stock less attractive if we choose to rely on these exemptions. For example, if we do not adopt a new or revised accounting standard, our future results of operations may not be comparable to the results of operations of certain other companies in our industry that have adopted such standards. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock, and our stock price may be more volatile.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the U.S. of America as the exclusive forums for substantially all disputes between us and our stockholders, which will restrict our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation will provide that, unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware, or the Court of Chancery, is the exclusive forum for the following types of actions, suits or proceedings: any derivative action, suit or proceeding brought on our behalf, any action, suit or proceeding asserting a claim of breach of fiduciary duty owed by a current or former director, officer or other employee or stockholder of the Corporation, any action, suit or proceeding asserting a claim against us arising under the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws (as either may be amended or restated) or as to which the Delaware General Corporation Law confers exclusive jurisdiction on the Court of Chancery, and any action, suit or proceeding asserting a claim against us that is governed by the internal affairs doctrine. If the Court of Chancery does not have subject matter jurisdiction thereof, such actions, suits or proceedings shall be brought in the federal district court of the District of Delaware or other state courts of the State of Delaware. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation will further provide that the federal district courts of the U.S. will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act or any other claim for which the federal courts of the U.S. have exclusive jurisdiction. We cannot be certain that a court would enforce such a provision. While the Delaware Supreme Court has recently upheld provisions of the certificates of incorporation of other Delaware corporations that are similar to these forum provisions and courts in California and New York have also upheld similar exclusive forum provisions, there is currently a circuit split as to whether exclusive forum provisions requiring derivative litigation to be filed in the Delaware Court of Chancery could foreclose a derivative suit alleging a violation of the Exchange Act. Neither the Delaware nor the Securities Act forum provisions are intended by us to limit the forums available to our stockholders for actions or proceedings asserting claims arising under the Exchange Act, which are already limited to the federal courts of the United States pursuant to the Exchange Act.

Notwithstanding the foregoing provisions, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These exclusive forum provisions may (i) increase the costs for an investor and/or (ii) limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition and results of operations.

General Risk Factors

Our business may be materially and adversely affected by the occurrence of extraordinary events, such as terrorist attacks, geopolitical and military conflicts, disease epidemics or pandemics, severe weather events and natural disasters.

The occurrence and threat of extraordinary events, such as terrorist attacks, intentional or unintentional mass-casualty incidents, geopolitical and military conflicts, public health concerns such as contagious disease epidemics or pandemics, natural disasters, including fires and earthquakes, or similar severe weather events, may deter artists from touring, teams from holding games and/or substantially decrease the use of and demand for our services, which may decrease our revenue or expose us to substantial liability. Terrorism and security incidents in the past, military actions in foreign locations, periodic elevated terrorism alerts and fears from publicized contagious disease epidemics and pandemics have raised numerous challenging operating factors, including public concerns regarding air travel, military actions and additional national or local catastrophic incidents, causing a nationwide disruption of commercial and leisure activities. In the event of actual or threatened terrorism events, some artists may refuse to travel or book tours, which could adversely affect our business. Attendance at events may decline due to fears over terrorism, which could adversely impact our results of operations. The occurrence of these events may deter buyers from attending and purchasing tickets to sports, concerts, theater and other live events, which could adversely impact our business and financial performance.

Moreover, performers, venues, teams or promoters may decide to cancel sports, concerts, theater and other live events due to social distancing requirements, such as those imposed in response to the COVID-19 pandemic, or due to severe weather events, natural disasters or military conflicts. Cancellations of events can adversely affect our financial performance, as a result of lower GMS processed on our platform and fee and ticket refunds or credits that we provide to buyers in connection with canceled events.

Growing focus on evolving environmental, social, and governance issues (“ESG”) by investors, buyers, sellers, regulators, politicians, employees and other stakeholders may impose additional risks and costs on our business.

ESG matters have become an area of growing and evolving focus among our stakeholders, including among investors, buyers, sellers, employees, regulators, politicians and the general public in the U.S. and abroad. Expectations regarding voluntary and potential mandatory ESG initiatives and disclosures may result in increased costs, changes in demand for certain products, enhanced compliance or disclosure obligations, or otherwise adverse impacts to our business, financial condition or results of operations. Companies are facing heightened expectations with respect to their practices, disclosures, and performance in relation to climate change, diversity, equity and inclusion, human rights, human capital management, data privacy and security and supply chains (including human rights issues), among other topics. Any requirements to monitor, report and comply with ESG commitments and reporting obligations will result in additional costs and will require additional resources that may adversely affect our business, financial condition and results of operations.

Because we do not anticipate paying any cash dividends on our Class A common stock in the foreseeable future, capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.

You should not rely on an investment in our Class A common stock to provide dividend income. While we declared and paid a cash dividend on our common stock in 2018, we do not intend to declare or pay a cash dividend on our Class A common stock. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the terms of any existing or future debt agreements may preclude us from paying dividends. For example, our Credit Facilities restrict us from making certain dividend payments. As a result, capital appreciation, if any, of our Class A common stock will be your sole source of gain for the foreseeable future. Investors seeking cash dividends should not purchase our Class A common stock.

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, the market price and trading volume of our Class A common stock could decline.

The market price and trading volume of our Class A common stock following the completion of this offering will be heavily influenced by the way analysts interpret our financial information and other disclosures. We do not have control over these analysts. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, our stock price would be negatively affected. If securities or industry analysts do not publish research or reports about our business, downgrade our Class A common stock, or publish negative reports about our business, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Class A common stock could decrease, which might cause our stock price to decline and could decrease the trading volume of our Class A common stock.

If our operating and financial performance in any given period does not meet any guidance that we provide to the public, the market price of our Class A common stock may decline.

We may, but are not obligated to, provide public guidance on our expected operating and financial results for future periods. Any such guidance will be comprised of forward-looking statements subject to the risks and uncertainties described in this prospectus and in our other public filings and public statements. Our actual results may not always be in line with or exceed any guidance we have provided, especially in times of economic uncertainty. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts, or if we reduce our guidance for future periods, the market price of our Class A common stock may decline. Even if we do issue public guidance, there can be no assurance that we will continue to do so in the future.

As a public company, we will be subject to additional requirements and regulations with respect to our disclosure obligations, accounting procedures and internal controls, which will make it more difficult and costly for us to operate our business.

Following this offering, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of                    . For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees, or as executive officers. In addition, stockholder activism and the level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional significant compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate. If we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions, other regulatory action and potentially civil litigation.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company, which we expect to further increase after we are no longer an “emerging growth company.” The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act,              rules, and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel will need to devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. These forward-looking statements reflect our current views with respect to, among other things, future events and our future business, financial condition and results of operations. These statements are often, but not always, made through the use of words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “could,” estimate,” “expect,” “intend,” “may,” “outlook,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will” and “would” or the negative version of those words or phrases or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not statements of historical fact, and are based on current expectations, estimates and projections about our industry as well as certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our ability to compete in the ticketing industry against current or future competitors;

•	our ability to maintain relationships with buyers and sellers, including individual sellers, professional sellers and CRHs;

•	the demand for tickets on our platform or for live events in general;

•	our ability to continue to improve our platform and maintain and enhance our brands;

•	the impact of extraordinary events or adverse economic conditions on discretionary consumer and corporate spending or on the supply and demand of live events;

•	our ability to rely on third-party platforms to distribute our applications or host our ticketing platform;

•	our ability to expand into our new direct issuance business, into adjacent market opportunities across live entertainment and into additional live event and experience categories;

•	our ability to comply with domestic regulatory regimes;

•	our ability to successfully defend against litigation;

•	the effects of seasonal trends on our results of operations;

•	our ability to maintain the integrity of our information systems and infrastructure, and to mitigate possible cybersecurity risks;

•	our ability to generate sufficient cash flows or raise additional capital necessary to fund our operations or service our debt, contractual commitments or obligations;

•	our ability to effectively manage our exposure to fluctuations in foreign currency exchange rates and rising inflation rates;

•	the increased expenses associated with being a public company;

•	our ability to attract and retain a qualified management team and other team members while controlling our labor costs; and

•	our intended use of proceeds from this offering and our existing cash and cash equivalents.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. And while we believe such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information, actual results, revised expectations, or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

MARKET AND INDUSTRY DATA

This prospectus includes estimates regarding market and industry data. Unless otherwise indicated, information concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity and market size, are based on our management’s knowledge and experience in the markets in which we operate, together with currently available information obtained from various sources, including publicly available information, industry reports and publications, surveys, our customers, trade and business organizations and other contacts in the markets in which we operate. Certain information is based on management estimates, which have been derived from third-party sources, as well as data from our internal research.

In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. While we believe the estimated market and industry data included in this prospectus is generally reliable, such information is inherently uncertain and imprecise. Market and industry data is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of such data. In addition, projections, assumptions and estimates of the future performance of the markets in which we operate are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us.

The source of certain statistical data, estimates and forecasts contained in this prospectus are the following independent industry publications or reports:

•

CoLab Group, StubHub Brand Study conducted on Qualtrics, 2021. The StubHub Brand Study, which we commissioned, included quantitative and qualitative analysis of the top industry brands, encompassing responses from 2,036 individuals. The StubHub Brand Study ranked the most aided brand awareness in the United States based on the question “Which of the following brands have you heard of?” while showing the individual seven of the top industry brands.

•	IBISWorld, Sports Franchises in the US, 2023.

•	L.E.K. Consulting, Experiences With Character: The New Leisure Economy, 2019.

•	Major League Soccer, MLS history! El Tráfico at Rose Bowl sets single-game attendance record, 7/04/2023.

•	Music Industry Research Association and the Princeton University Survey Research Center, Inaugural Music Industry Research Association (MIRA) Survey of Musicians, 2018.

•	Pollstar, Data on Average Ticket Prices Across top 100 North American Tours, 2023.

The content of the above sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of shares of our Class A common stock in this offering will be approximately $             million (or $             million if the underwriters exercise their option to purchase additional shares in full), assuming an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease, respectively, the net proceeds that we receive from this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease, respectively, the net proceeds that we receive from this offering by approximately $             million, assuming the assumed initial public offering price of $             per share remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds that we receive from this offering for                 .

As of the date of this prospectus, we cannot specify with certainty the specific allocations or all of the particular uses for the net proceeds to be received upon completion of this offering. The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions, which could change in the future as or plans and business conditions evolve. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application and specific allocations of the net proceeds of this offering. Pending the uses described above, we intend to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments or other securities.

DIVIDEND POLICY

We declared a dividend of $286.1 million on October 11, 2018 for the holders of our Class A common stock, Class B common stock and Class C common stock, of which $277.5 million was paid in 2018, $5.2 million was paid in 2019, $0.1 million was paid in 2020, no amount was paid in 2021 or in 2022. The remaining amount of $3.3 million was recorded within accrued expenses and other current liabilities on the consolidated balance sheets as of December 31, 2022 and 2021. We do not currently anticipate paying any additional dividends on our Class A common stock or Class B common stock. Any declaration and payment of future dividends to holders of our Class A common stock or Class B common stock will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, the provisions of Delaware law affecting the payment of dividends and distributions to stockholders and other considerations that our board of directors may deem relevant. In addition, our ability to pay cash dividends is currently restricted by the terms of our outstanding debt instruments. See “Risk Factors—Risks Relating to this Offering and Ownership of Our Class A Common Stock—Because we do not anticipate paying any cash dividends on our Class A common stock in the foreseeable future, capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.” Future agreements governing our indebtedness may also further limit our ability to pay dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of                 on:

•	an actual basis;

•

a pro forma basis to give effect to (a) the reclassification of             shares of Class C common stock outstanding as of             into an equal number of shares of Class A common stock, (b) the exchange of             shares of Class A common stock held by our founder and Chief Executive Officer, Eric Baker, into             shares of Class B common stock, (c) the automatic conversion of             shares of Series J redeemable preferred stock outstanding as of             and             shares of Series I redeemable preferred stock outstanding as of             into an aggregate of             shares of our Class A common stock, (d) the issuance of             shares of our Class A common stock subject to RSUs outstanding as of             under our 2012 Plan, for which the time-based vesting condition was satisfied as of             , and for which the performance-based vesting condition will be satisfied upon the completion of this offering, (e) the net exercise of             outstanding warrants as of             to purchase             shares of our Class A common stock, which will automatically occur in connection with this offering, and (f) the filing and effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws, which will occur immediately prior to the completion of this offering; and

•

a pro forma as adjusted basis to give effect to (a) the pro forma adjustments described above and (b) the sale and issuance of             shares of our Class A common stock in this offering, assuming an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus and “Summary Consolidated Financial and Operating Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

December 31, 20
	Actual	Pro Forma	Pro Forma As Adjusted(1)
(in thousands, except share and per share data)
Cash and cash equivalents	$	$	$
Revolving credit facility
Series I bifurcated derivative and Series J redeemable preferred stock liability
Long-term debt

Redeemable preferred stock, par value $0.001 per share; 28,000,000 shares authorized, actual;              authorized, pro forma;              shares issued and outstanding, actual; and                  shares issued and outstanding, pro forma and pro forma as adjusted

Stockholders’ equity:

Class A common stock, par value $0.001 per share; 65,000,000 shares authorized, actual;              shares authorized, pro forma;              shares issued and outstanding, actual; and              shares issued and outstanding, pro forma and pro forma as adjusted

Class B common stock, par value $0.001 per share; 10,000,000 shares authorized, actual;              shares authorized, pro forma;              shares issued and outstanding, actual; and              shares of issued and outstanding, pro forma and pro forma as adjusted

Class C common stock, par value $0.001 per share; 3,215,435 shares authorized, actual; no shares authorized, pro forma;              shares issued and outstanding, actual; and no shares issued and outstanding, pro forma and pro forma as adjusted

Additional paid-in capital
Accumulated other comprehensive income
Accumulated deficit

Total stockholders’ equity

Total capitalization	$	$	$

(1)

The pro forma as adjusted information is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. For example, a $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $             million or $             million, respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease, respectively, each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $             million or $             million, respectively, assuming the assumed initial public offering price of $             per share remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of Class A common stock and Class B common stock to be outstanding immediately after this offering on a pro forma and pro forma as adjusted basis is based on              shares of Class A common stock and              shares of Class B common stock outstanding as of                     , and excludes:

•	shares of Class A common stock issuable upon exercise of stock options outstanding under the 2015 Plan and 2022 Plan as of , with a weighted-average exercise price of $ per share;

•

             shares of Class A common stock issuable upon the vesting and settlement of RSUs outstanding under the 2012 Plan and 2022 Plan as of                 , excluding shares of Class A common stock issued pursuant to the RSU Settlement;

•	shares of Class A common stock reserved for issuance under our 2022 Plan, as well as any future increases in the number of shares of Class A common stock reserved for issuance under the 2022 Plan; and

•

             shares of Class A common stock reserved for issuance under our ESPP, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, as well as any future increases in the number of shares of Class A common stock reserved for issuance under the ESPP.

DILUTION

If you invest in our Class A common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after this offering.

Our historical net tangible book value as of                  was $             million, or $             per share. Historical net tangible book value per share represents the amount of our total tangible assets less our total liabilities and redeemable preferred stock, which are not included within stockholders’ equity, divided by the number of shares of our common stock outstanding as of                 .

Our pro forma net tangible book value as of                  was $             million, or $             per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities and redeemable preferred stock, which are not included within stockholders’ equity, divided by the number of shares of our common stock outstanding as of                 , after giving effect to the Reclassification, the Exchange, the Existing Preferred Stock Conversion, the RSU Settlement, the Warrant Exercise and the filing and effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws, which will occur immediately prior to the completion of this offering.

After giving further effect to the issuance and sale of              shares of our Class A common stock in this offering, assuming an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of                  would have been $             million, or $             per share. This represents an immediate increase in pro forma as adjusted net tangible book value per share of $             to existing stockholders and immediate dilution of $             in pro forma as adjusted net tangible book value per share to new investors purchasing Class A common stock in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of	$
Pro forma increase in net tangible book value per share as of

Pro forma net tangible book value per share as of
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share immediately after this offering

Dilution in pro forma as adjusted net tangible book value per share to new investors purchasing shares in this offering		$

The dilution information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. For example, a $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, our pro forma as adjusted net tangible book value per share after this offering by $             and dilution per share to new investors purchasing shares in this offering by $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease, respectively, the pro forma as adjusted

net tangible book value per share after this offering by $             and $            , respectively, and decrease or increase, respectively, the dilution per share to new investors participating in this offering by $             and $            , respectively, assuming the assumed initial public offering price of $             per share remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of Class A common stock in full, our pro forma as adjusted net tangible book value per share immediately after this offering would be $             and the dilution in pro forma as adjusted net tangible book value per share to new investors purchasing shares in this offering would be $            .

The following table summarizes, as of                 , on the pro forma as adjusted basis described above, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares of Class A common stock in this offering, assuming an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Weighted- Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors			%			%	$

Total		100.0%		$	100.0%

If the underwriters exercise their option to purchase additional shares of Class A common stock in full, the number of shares of our common stock held by existing stockholders would be reduced to                % of the total number of shares of our Class A common stock outstanding after this offering, and the number of shares of Class A common stock held by new investors participating in the offering would be increased to                % of the total number of shares of our common stock outstanding after this offering.

The foregoing tables and calculations above (other than the historical net tangible book value calculations) are based on             shares of Class A common stock and             shares of Class B common stock outstanding as of                 , and excludes:

•	shares of Class A common stock issuable upon exercise of stock options outstanding under the 2015 Plan and 2022 Plan as of , with a weighted-average exercise price of $ per share;

•

                shares of Class A common stock issuable upon the vesting and settlement of RSUs outstanding under the 2012 Plan and 2022 Plan as of                 , excluding shares of Class A common stock issued pursuant to the RSU Settlement;

•	shares of Class A common stock reserved for issuance under our 2022 Plan, as well as any future increases in the number of shares of Class A common stock reserved for issuance under the 2022 Plan; and

•

                 shares of Class A common stock reserved for issuance under our ESPP, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, as well as any future increases in the number of shares of Class A common stock reserved for issuance under the ESPP.

To the extent that outstanding options are exercised, new stock options, RSUs or restricted stock are issued under our 2015 Plan, 2012 Plan or 2022 Plan or we issue additional shares of common stock in the future, you will experience further dilution.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with the “Prospectus Summary—Summary Consolidated Financial and Operating Information” as well as our historical consolidated financial statements and related notes included elsewhere in this prospectus.

Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of forward-looking statements and important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Our mission is to be the global marketplace destination to access live entertainment. We envision a future where all live event tickets are widely available to be conveniently purchased and every seat at every venue is filled.

Our journey began in 2000 when our Founder and CEO, Eric Baker, founded StubHub, the first online marketplace for secondary tickets, with the commitment to bring liquidity, transparency and trust to an opaque and inefficient category. When we started, secondary ticketing was a fragmented offline market, untouched by technology and data, with complicated problems to solve. To win in secondary ticketing, we had to create a technology-enabled marketplace where tickets were sourced and priced dynamically and all types of live events could be supported.

Today, we operate the largest global ticketing marketplace for live events where fans can buy tickets from sellers of all types. Our business model has achieved scale with high growth and generates significant revenue, profit and cash flow. We connect fans around the world with sellers who use our marketplace to reach passionate fans and price tickets efficiently. We operate our global ticketing marketplace through two brands: StubHub in North America and viagogo internationally.

In building our marketplace, we created and scaled core capabilities required to succeed in secondary ticketing:

•	Technology: End-to-end functionality capable of handling all types of events

•	Distribution: Global distribution built to operate anywhere there is demand for live events

•	Data: Data intelligence to optimize outcomes for both buyers and sellers

•	Brand: Trusted brands that attract millions of participants without controlling the box office or venue access

By bringing together buyers and sellers at scale, we unlocked a powerful flywheel effect and created an efficient monetization engine for sellers with a broad selection of tickets for fans. Our global scale and the core capabilities of our marketplace have enabled us to establish a leadership position and build durable competitive moats in secondary ticketing, and our focus is set on an even bigger opportunity. There is a critical need for a global marketplace that ensures liquidity, transparency and trust for all ticketing transactions, whether they involve secondary sales or original issuance. We believe that by bringing our end-to-end technology, global distribution, data intelligence and trusted brands to even more categories of live events and experiences, we will capture a larger market opportunity and play an even more vital role in the ecosystem in the future. Across verticals, we have observed how content owners gravitate towards online marketplaces with similar capabilities and we believe this trend will eventually shape the distribution and consumption of live events, further propelling our market opportunity.

Over the last two decades, we have made material investments in our business to build a scaled global ticketing marketplace. We expect to be able to leverage existing investments to drive further growth in secondary ticketing and other categories of live events and experiences with minimal incremental investment. With our competitive advantages in technology, distribution, data and brand, we believe we are well-positioned to continue generating growth, profit and cash flow into the future.

In 2023,      million buyers from over      countries and territories purchased      million tickets from million sellers on our marketplace. During the years ended December 31, 2023 and 2022, we generated:

•	GMS of $ billion and $4.8 billion, respectively, representing annual growth of %;

•	Revenue of $ and $1.0 billion, respectively;

•	Net income (loss) of $ million and $(226.8) million, respectively; and

•	Adjusted EBITDA of $ million and $(50.6) million, respectively.

See “—Key Business Metrics and Non-GAAP Financial Measures” for additional information on GMS and the non-GAAP financial measure, Adjusted EBITDA.

Our History and Key Milestones

Since the founding of StubHub and viagogo and through the recent combination of the two businesses, we have experienced several key milestones. We view the history of our businesses as occurring in three distinct phases:

Phase I: Founding and scaling secondary ticketing marketplaces globally

•	2000: Eric Baker founded StubHub, which quickly became the de facto standard for buying and selling secondary tickets in the U.S.

•	2006: Eric launched viagogo internationally to create a similar transformative experience for fans and sellers around the world.

•	2007: StubHub was sold to eBay.

•

2019: viagogo has become the de facto standard for buying and selling secondary tickets internationally, positioning Eric to bring together the two companies he founded to create a business with global scale.

Phase II: Acquisition and integration of StubHub

•	November 2019: viagogo announced the acquisition of StubHub from eBay, with the intention of accelerating growth and profitability following a decade-plus period of eBay ownership.

•	February 2020: viagogo closed the acquisition of StubHub, but StubHub remained completely operationally independent of viagogo’s management and oversight due to a regulatory review by the U.K. CMA.

•	March 2020: The World Health Organization declared COVID-19 a global pandemic, leading to the near-total cancellation of large-scale live events globally.

•	September 2021: Requirements of the U.K. CMA review were satisfied, and viagogo began integration of StubHub following an 18-month hold. The combined company was renamed StubHub Holdings.

•	September 2022: Full platform integration of the two companies was completed and rapid transformation of StubHub in the U.S. began.

Phase III: Operating the leading global ticketing marketplace with a vision for all live events and experiences

•	January 2023: Beginning of growth acceleration and market share recapture in the U.S.

•	September 2023: Completion of the first full year of integration, successfully accelerating growth, capturing market share and generating significant profit and cash flow.

We believe that the speed and success of the integration and our financial performance today reflects the operational excellence of our leadership team that has been at the very forefront of online ticketing marketplaces.

Business Model

Transaction-Based Revenue Model Benefitting from Network Effects

We have created a business model where all constituents win. We generate substantially all of our revenue from fees we charge to facilitate purchase and sale transactions between buyers and sellers of tickets on our marketplace. As a marketplace business, we generally do not own the supply or take inventory risk. Rather, ticket inventory is provided dynamically by sellers on our marketplace.

Our business model benefits from network effects. As we attract more buyers and improve our distribution and network, sellers add more inventory and selection, which in turn leads to more buyers and greater distribution. We accept inventory from any valid source and enable sellers of all types, whether individual sellers, professional sellers or CRHs, to list their tickets on our marketplace and find the right consumer to purchase them. Transaction activity on our marketplace also generates valuable data and insights that support our marketing strategy, pricing insights and merchandising capabilities. As a result, we believe scale drives compounding value to both sides of the marketplace.

Transaction Economics

The table below illustrates the economics of an average transaction on our marketplace.

Gross Merchandise Sales (GMS)(1)	$110
Less: Amount remitted to sellers(2)	$(85)
Gross Ticket Fees(3)	$25

(1)

GMS represents the total dollar value paid by buyers for ticket transactions and fulfillment. GMS includes fees we charge buyers and sellers that can vary by transaction, as well as the net proceeds we remit to sellers. Our definition of GMS does not include applicable sales or value-added taxes, shipping costs and the impact of event cancellations or expected cancellations after the initial transaction on our platform. We believe it is useful to exclude these items, primarily refunds due to event cancellations, as GMS is a key business metric used by management to measure the business performance. GMS does not represent revenue earned by us calculated in accordance with GAAP. See “ —Key Business Metrics and Non-GAAP Financial Measures” below for more information.

(2)

We remit to sellers the GMS amount we collect from buyers net of fees we charge the buyers and sellers. We collect GMS when we facilitate a transaction on our platform and remit payment to sellers at a later date.

(3)

Gross Ticket Fees represents GMS less the amount we remit to sellers . Gross Ticket Fees is a key business metric used by management to measure the monetization of transaction volume on our marketplace. See “—Key Business Metrics and Non-GAAP Financial Measures” below for more information.

Operating Efficiency Enabling a Scalable, Highly Profitable and Cash Flow Generative Business

The combination of high margin on incremental revenue, capital efficiency and favorable working capital dynamics has enabled our business to have a high cash flow generative profile.

We Have a Scalable Marketplace that Generates High Margin on Incremental Revenue

We have made material investments in our technology, distribution, data and brand to enable our platform to be highly scalable. We leverage these investments in our platform to drive growth without material incremental investments. Particularly, the combination of improving marketing efficiency and low fixed cost requirements has enabled us to grow our revenue while decreasing our operating expenses. During the year ended December 31, 2023, our revenue increased to $             million from $1,044.9 million during the year ended December 31, 2022, representing incremental revenue of $             million. During the year ended December 31, 2023, our total operating expenses decreased to $             million from $1,227.2 million during the year ended December 31, 2022, representing a change of $             million. Our historical ability to grow our revenue faster than our operating expenses provides our business with higher potential profitability.

Our Business Model is Capital Efficient

We operate an asset-light business model, which does not require us to make significant investments in inventory or fixed assets. As an online marketplace with global distribution, we can reach large audiences and generate substantial revenue with limited ongoing capital requirements. During the years ended December 31, 2023 and 2022, we spent $             million and $2.3 million on capital expenditures, representing approximately     % and 0.2% of our revenue, respectively. As we continue to grow and expand our business, we will continue to focus on capital efficiency to generate meaningful returns for our shareholders.

We Benefit from Favorable Working Capital Dynamics

Our business model allows us to operate with negative net working capital. For transactions on our marketplace, we collect the full amount of GMS at the time of sale and remit payment to the seller at a later date. This provides us with a net working capital dynamic that benefits our operating cash flow as we grow. We believe that the negative working capital dynamics in our business will continue as we scale, with further operating cash flow generation from working capital as our GMS grows.

Key Factors Affecting Our Performance

We believe that the growth and future success of our business depend on many factors. While each of these factors presents significant opportunities for our business, they also pose important challenges that we must continue to successfully address in order to sustain our growth and improve our results of operations.

Our Ability to Drive Revenue Growth

Attract Buyers Efficiently

In order to drive transaction activity on our marketplace, we must attract buyers efficiently. Our ability to do this relies on leveraging the strength of our leading global brands and performance marketing expertise. By combining unpaid traffic with high-return-on-investment marketing spend, we have a multi-faceted customer acquisition strategy that is designed to drive high-intent users to our marketplace and deliver superior buyer acquisition efficiency. Through our performance marketing channels, we are able to achieve consistent gross profit in excess of sales and marketing expenses on transactions. We believe that the combined strength of our StubHub brand in North America and viagogo brand internationally, as well as our performance marketing expertise will continue to enable us to attract buyers to the platform efficiently through these channels and continue to achieve strong profitability.

Attract More Sellers

In order to deliver a compelling value proposition to buyers, we need a large and diverse inventory of live event tickets on our marketplace. Our ability to offer sufficient inventory requires us to maintain a large base of sellers and help them efficiently sell tickets so that they continue to utilize our marketplace. StubHub’s large base of individual sellers offers a unique breadth and depth of inventory that we believe sets us apart in the live event ticketing ecosystem. In addition to individual sellers, professional sellers and CRHs also provide inventory on our marketplace. If we fail to attract new sellers, retain existing sellers or fail to provide a wide enough selection of tickets on our marketplace, the value proposition to buyers may be diminished.

Monetize GMS by Capturing Gross Ticket Fees

In order to grow our business, we must monetize our GMS by charging fees to buyers and sellers to facilitate ticketing transactions. While the fees we charge can vary by transaction, we have maintained a consistent ratio of Gross Ticket Fees to GMS over our history. In 2023 and 2022, our Gross Ticket Fees as a percentage of GMS was     % and 23.9%, respectively. Our ability to maintain attractive transaction economics reflects our value proposition to buyers and sellers.

Continued Production and Popularity of Live Events

Our ability to generate revenue and achieve growth is dependent on sports leagues, teams, venues, performing artists and other CRHs offering live events as well as the number and popularity of these events in a given period. Consequently, if large-scale events or tours are canceled, reduced, do not repeat or do not achieve the same level of popularity, it will adversely impact our financial performance in affected periods.

Our Ability to Drive Profitable Growth

Operating Expense Efficiency

Our ability to continue to drive profitable growth depends on maintaining cost discipline across our operating expense line items. In particular, to continue expanding our operating margin, we need to grow our revenue faster than our operating expense. During the years ended December 31, 2023 and 2022, our total operating expenses were $         million and $1,227.2 million, respectively. Over the same time period, our revenue grew to $         million from $1,044.9 million.

Investments in Our Technology, Products and Services

We plan to make focused investments in technology, products and services to support buyers and sellers on our marketplace. With over a combined 35 years of operating history across the StubHub and viagogo brands, we have already made significant investments in our marketplace to provide us with a leading market position today. We plan to continue to make targeted investments in products and services for buyers to enhance live event discovery, personalization and seamless purchase functionality. We will also continue to invest in our platform to provide our sellers the ability to price and sell tickets in an efficient and informed manner. As we expand into new live events and experiences categories, we may make further investments in our technology in order to continue providing a trusted, end-to-end experience for buyers and sellers on our marketplace. Our results of operations may fluctuate as we make these investments to attract buyers and sellers and drive additional growth.

Components of Results of Operations

Revenue

We generate substantially all of our revenue from fees we charge buyers and sellers for the services we provide to facilitate their transactions to sell and purchase live event tickets on our platform. Our fees are generally set as a percentage of the GMS value of a transaction conducted on our platform. Revenue earned from transaction facilitation that occurs during a financial reporting period is recorded net of incentives, refunds for actual canceled events not previously reserved as well as an estimate for future canceled events.

Costs and Expenses

Cost of Revenue (Exclusive of Depreciation and Amortization)

Cost of revenue (exclusive of depreciation and amortization) includes payment processing costs, substitution and replacement costs, costs associated with the maintenance and support of our platform and shipping costs. Payment processing costs consists of merchant fees, chargebacks and expenses associated with the usage of cloud infrastructure. Costs associated with the maintenance and support of our platform includes employee-related expenses, hosting and bandwidth and allocated overhead costs. We expect our cost of revenue to continue to increase in absolute dollars as we continue to invest in our business to support revenue growth.

Operations and Support

Operations and support expense is not directly related to revenue activities and primarily consists of compensation expenses for employees and outside contractors who provide buyer and seller support. Operations and support expense also includes allocated overhead costs as well as certain third-party costs resulting from the transition services agreement (the “TSA”) we entered into with eBay in connection with the StubHub Acquisition, which expired September 2021. We expect our operations and support expenditures to continue to increase in absolute dollars as we continue to invest in our business to support revenue growth.

Sales and Marketing

Sales and marketing expense primarily consists of fixed and variable marketing and advertising expenses, including sponsorship fees paid to certain CRHs, and personnel-related costs for sales and marketing employees, including allocated overhead costs. We expect selling and marketing expense to continue to increase in absolute dollars as we enhance existing and implement new marketing strategies.

General and Administrative

General and administrative expense includes personnel-related expenses for functions such as product development, finance and accounting, legal and human resources as well as legal expenses, restructuring costs, professional services expenses, information technology costs and allocated overhead costs. General and administrative expense also includes transition services charges under the TSA, which expired in September 2021. We expect our general and administrative expense to increase in absolute dollars as we continue to grow our business. In addition, we expect to incur additional general and administrative expense as a result of operating as a public company, including expenses to comply with the rules and regulations of the SEC and listing rules of             , as well as higher expenses for directors and officers insurance, investor relations, and professional services.

Depreciation and Amortization

Depreciation and amortization expense primarily consists of depreciation and amortization expenses associated with our property and equipment and intangible assets. Depreciation includes expenses associated with computer equipment and software, office furniture and equipment and leasehold improvements. Amortization includes expenses associated with our acquired intangible assets. Depreciation and amortization are excluded from cost of revenue and operating expense line items.

Other Income (Expense)

Interest Income

Interest income consists of interest earned on bank deposits and cash held at online payment companies, which are primarily comprised of short-term, highly liquid investments with original maturities of three months or less when purchased.

Interest Expense

Interest expense consists of cash interest incurred on borrowings and debt issuance costs that are amortized using the effective interest method, over the term of the debt.

Foreign Currency Gains (Losses)

Foreign currency gains (losses) represent the remeasurement of monetary assets to be received or liabilities to be paid for the settlement of a transaction denominated in a currency other than the functional currency.

Gains (Losses) on Derivatives

To finance the StubHub Acquisition, we entered into a credit facility with loans that expose us to the risk of variable cash flows due to changes in interest rates. We entered into interest rate swaps to manage such interest rate risk so that the interest payable on certain of these loans effectively became fixed. See Note 11, “Long-Term Debt Obligations” and Note 12 “Interest Rate Derivatives” to our consolidated financial statements included elsewhere in this prospectus for more information.

For derivative instruments that are not designated as hedging instruments any change in fair value during the reporting period is recognized in our consolidated statements of operations. For derivative instruments that are designated as cash flow hedges, any change in fair value during the period is reported as a component of accumulated other comprehensive loss on our consolidated balance sheets and subsequently reclassified into our consolidated statements of operations in the same period the forecasted hedged interest payments affects earnings.

Provision for Income Taxes

We are subject to income taxes in the U.S. and foreign jurisdictions in which we do business. Foreign jurisdictions have different statutory tax rates than those in the U.S. Additionally, certain of our foreign earnings may also be taxable in the U.S. Accordingly, our effective tax rate is subject to significant variation due to several factors, including variability in our pre-tax and taxable income and loss and the mix of jurisdictions to which they relate, intercompany transactions, changes in how we do business, acquisitions, investments, tax audit developments, changes in our deferred tax assets and liabilities and their valuation, foreign currency gains and losses, changes in statutes, regulations, case law, and administrative practices, principles, and interpretations related to tax, including changes to the global tax framework, competition and other laws and accounting rules in various jurisdictions, and relative changes of expenses or losses for which tax benefits are not recognized. Additionally, our effective tax rate can vary based on the amount of pre-tax income or loss. We have established valuation allowances against the majority our net deferred tax assets. We expect to maintain these valuation allowances until it becomes more likely than not that the benefit of our deferred tax assets will be realized by way of expected future taxable income in the U.S. and foreign jurisdictions.

Results of Operations

The following tables set forth our results of operations for the periods presented:

	Year Ended December 31,
	2022	2021
	(in thousands)
Revenue	$1,044,866	$672,788
Costs and expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below)	194,140	89,020
Operations and support	72,931	46,303
Sales and marketing	652,426	326,585
General and administrative	222,658	371,730
Depreciation and amortization	85,047	223,090

Total costs and expenses	1,227,202	1,056,728

Loss from operations	(182,336)	(383,940)
Interest income	2,814	165
Interest expense	(122,597)	(135,370)
Other income (expense), net	12,572	(87)
Foreign currency gains (losses)	23,223	41,241
Loss on extinguishment of debt	—	(8,532)
Gains (losses) on derivatives	49,377	7,079
Loss on disposal	—	(130,829)

Total other expense, net	(34,611)	(226,333)

Loss before income taxes	(216,947)	(610,273)
Provision for income taxes	(9,894)	(19,677)

Net loss	$(226,841)	$(629,950)

Comparison of the Years Ended December 31, 2022 and 2021

Revenue

	Year Ended December 31,		$ Change	% Change
	2022	2021
	(dollars in thousands)
Revenue	$1,044,866	$672,788	$372,078	55.3%

The overall increase in our revenue in the amount of $372.1 million for the year ended December 31, 2022 as compared to the year ended December 31, 2021 is attributable to improvement in GMS, which was primarily due to an increase in transaction volume on our platform, as the impact of the COVID-19 pandemic on our business continued to decrease resulting in a significant increase in the number of live events that were held.

Cost of Revenue (Exclusive of Depreciation and Amortization)

	Year Ended December 31,		$ Change	% Change
	2022	2021
	(dollars in thousands)
Cost of revenue (exclusive of depreciation and amortization)	$194,140	$89,020	$105,120	118.1%

The overall increase in our cost of revenue (exclusive of depreciation and amortization) in the amount of $105.1 million for the year ended December 31, 2022 as compared to the year ended December 31, 2021 is primarily attributable to an increase in payment processing and other costs incurred during 2022 related to the increase in the volume of transactions we facilitated during 2022 as compared to 2021 as the impact of the COVID-19 pandemic on our business continued to subside, as well as one-time costs related to our integration efforts in connection with the StubHub Acquisition.

Operations and Support

	Year Ended December 31,		$ Change	% Change
	2022	2021
	(dollars in thousands)
Operations and support	$72,931	$46,303	$26,628	57.5%

The overall increase in operations and support expenses in the amount of $26.6 million for the year ended December 31, 2022 as compared to the year ended December 31, 2021 is primarily attributable to an increase in employee headcount and number of contractors to support the increase in the volume of transactions.

Sales and Marketing

	Year Ended December 31,		$ Change	% Change
	2022	2021
	(dollars in thousands)
Sales and marketing	$652,426	$326,585	$325,841	99.8%

The overall increase in sales and marketing expenses in the amount of $325.8 million for the year ended December 31, 2022 as compared to the year ended December 31, 2021 is primarily attributable to a $322.3 million increase in paid search costs with additional impact from an increase in sponsorship fees paid to certain CRHs during 2022 compared to 2021. These increases were attributable to the continued reduction of the impact of the COVID-19 pandemic on our business and the related increase in transactional activity. Paid search costs increased by $315.9 million and sponsorship fees paid to certain CRHs increased by $6.4 million.

Sales and marketing expenses included stock-based compensation charges of $1.5 million and $0.7 million for the years ended December 31, 2022 and 2021, respectively.

General and Administrative

	Year Ended December 31,		$ Change	% Change
	2022	2021
	(dollars in thousands)
General and administrative	$222,658	$371,730	$(149,072)	(40.1)%

The overall decrease in general and administrative expense in the amount of $149.1 million for the year ended December 31, 2022 as compared to the year ended December 31, 2021 is primarily attributable to a $91.6 million decrease in stock-based compensation expense during 2022. Bonus costs, including retention bonuses related to the StubHub Acquisition, and transition service charges from eBay decreased $33.2 million and $28.5 million, respectively. These decreases were partially offset by an increase in headcount year over year to support our growing business.

Depreciation and Amortization

	Year Ended December 31,		$ Change	% Change
	2022	2021
	(dollars in thousands)
Depreciation and amortization	$85,047	$223,090	$(138,043)	(61.8)%

Depreciation and amortization expenses decreased $138.0 million for the year ended December 31, 2022 as compared to the year ended December 31, 2021 primarily due to reduced amortization related to customer relationship and developed technology intangible assets which were fully amortized during the year ended December 31, 2022.

Interest Income

	Year Ended December 31,		$ Change	% Change
	2022	2021
	(dollars in thousands)
Interest income	$2,814	$165	$2,649	1605.5%

Interest income increased $2.6 million for the year ended December 31, 2022 as compared to the year ended December 31, 2021 primarily due to higher interest rates.

Interest Expense

	Year Ended December 31,		$ Change	% Change
	2022	2021
	(dollars in thousands)
Interest expense	$(122,597)	$(135,370)	$12,773	9.4%

Interest expense decreased $12.8 million for the year ended December 31, 2022 as compared to the year ended December 31, 2021 primarily due to refinancing of our USD Term Loan B1 debt in July 2021 resulting in a lower interest rate.

Other Income (Expense), Net

	Year Ended December 31,		$ Change	% Change
	2022	2021
	(dollars in thousands)
Other income (expense), net	$12,572	$(87)	$12,659	*

*	Not meaningful

Other income (expense) for the year ended December 31, 2022 is primarily attributable to one time release of $11.7 million related to the favorable resolution of a sales tax matter.

Foreign Currency Gains (Losses)

	Year Ended December 31,		$ Change	% Change
	2022	2021
	(dollars in thousands)
Foreign currency gains	$23,223	$41,241	$(18,018)	(43.7)%

Foreign currency gains decreased $18.0 million for the year ended December 31, 2022 as compared to the year ended December 31, 2021, which is primarily attributable to the remeasurement of our Euro Term Loan B obligation due to changes in the U.S. dollar to euro exchange rate.

Loss on Extinguishment of Debt

	Year Ended December 31,		$ Change	% Change
	2022	2021
	(dollars in thousands)
Loss on extinguishment of debt	$—	$(8,532)	$8,532	*

*	Not meaningful

Loss on extinguishment of debt decreased $8.6 million for the year ended December 31, 2022 as compared to the year ended December 31, 2021, which is attributable to the write-off of unamortized debt issuance costs related to the repricing of our Term B1 Loans on July 26, 2021. See Note 11, “Long-Term Debt Obligations” to our consolidated financial statements included elsewhere in this prospectus for more information.

Gains on Derivatives

	Year Ended December 31,		$ Change	% Change
	2022	2021
	(dollars in thousands)
Gains on derivatives	$49,377	$7,079	$42,298	597.5%

Gains on derivatives increased $42.3 million for the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily as a result of interest rate movements during the period.

Loss on Disposal

	Year Ended December 31,		$ Change	% Change
	2022	2021
	(dollars in thousands)
Loss on disposal	$—	$(130,829)	$130,829	*

*	Not meaningful

Loss on disposal in the year ended December 31, 2021 is attributable to the impairment loss recognized upon the sale of the StubHub international business in 2021.

Provision for Income Taxes

	Year Ended December 31,		$ Change	% Change
	2022	2021
	(dollars in thousands)
Provision for income taxes	$(9,894)	$(19,677)	$9,783	49.7%

Key Business Metrics and Non-GAAP Financial Measures

We regularly review the following key business metrics and non-GAAP financial measures to evaluate our business, measure our performance, identify trends, prepare financial projections and make business decisions. The measures set forth below should be considered in addition to, not as a substitute for or in isolation from, our financial results prepared in accordance with GAAP. Other companies, including companies in our industry, may calculate these measures differently or not at all, which reduces their usefulness as comparative measures. A reconciliation of the non-GAAP financial measures, Adjusted EBITDA and unlevered free cash flow, to the most directly comparable financial measures calculated in accordance with GAAP is set forth below under “—Non-GAAP Financial Measures.”

The following table summarizes our key business metrics and non-GAAP financial measures (along with the most directly comparable GAAP measures) for the periods indicated:

	Year Ended December 31,
	2023	2022
	(in thousands)
Key Business Metrics
GMS(1)	$	$4,811,951
Gross Ticket Fees(2)	$	$1,148,290
Non-GAAP Financial Measures
Net (loss) income (GAAP)	$	$(226,841)
Adjusted EBITDA(3)	$	$(50,567)
Net cash used in operating activities (GAAP)	$	$(48,779)
Unlevered free cash flow(4)	$	$104,409

(1)	See “—Key Business Metrics—Gross Merchandise Sales” below for more information.
(2)	See “—Key Business Metrics—Gross Ticket Fees” below for more information.
(3)	See “—Non-GAAP Financial Measures—Adjusted EBITDA” below for more information.
(4)	See “—Non-GAAP Financial Measures—Unlevered Free Cash Flow” below for more information.

Key Business Metrics

Gross Merchandise Sales

GMS represents the total dollar value paid by buyers for ticket transactions and fulfillment. GMS includes fees we charge buyers and sellers that can vary by transaction, as well as the net proceeds we remit to sellers. Our definition of GMS does not include applicable sales or value-added taxes, shipping costs and the impact of event cancellations or expected cancellations after the initial transaction on our platform. We believe it is useful to exclude these items, primarily refunds due to event cancellations, as GMS is a key business metric used by management to measure the business performance. GMS does not represent revenue earned by us calculated in accordance with GAAP. In accordance with GAAP, we recognize revenue from fees we charge buyers and sellers when a transaction is executed on our platform net of incentives, refunds for actual canceled events not previously reserved and an estimate for future canceled events. See “—Critical Accounting Policies and Estimates—Revenue Recognition” below for more information.

Our revenue depends significantly on the dollar value of GMS flowing through our platform. Hence, we believe that growth in GMS is an important indicator of our ability to attract and satisfy buyers and sellers, the overall health of our marketplace and the scale and growth of our business.

Gross Ticket Fees

Gross Ticket Fees represents GMS less the amount we remit to sellers. Gross Ticket Fees is a key business metric used by management to measure the monetization of transaction volume on our marketplace.

Other marketplaces may not present GMS or Gross Ticket Fees or may calculate these measures differently, which would reduce their usefulness as comparative measures.

Non-GAAP Financial Measures

Adjusted EBITDA

We calculate Adjusted EBITDA as net loss excluding results from non-operating sources including, interest income and expense, other (income) expense, net, foreign currency gains, gains on derivatives, depreciation and amortization, acquisition-related costs, stock-based compensation expense, provision for income taxes, employee relocation costs and offering-related costs.

Adjusted EBITDA is a key performance measure that our management team uses to assess our operating performance. We present Adjusted EBITDA because management believes it is helpful in highlighting trends in our operating results as it excludes certain items, such as stock-based compensation expense, which are non-cash or whose fluctuations from period-to-period do not necessarily correspond to changes in the operating results of our business. Moreover, it is frequently used by analysts, investors, and other interested parties to evaluate companies in our industry.

Adjusted EBITDA has limitations as an analytical measure, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect interest income, interest expense or other non-operating gains and losses, which may represent an increase to or reduction in cash available to us;

•

Adjusted EBITDA excludes non-cash charges for depreciation of property and equipment and amortization of intangible assets, and although the assets being depreciated and amortized may have to be replaced in the future;

•	Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•

Adjusted EBITDA does not reflect acquisition costs, integration costs or other costs that we do not consider to be routine in nature for the ongoing financial performance of our business, which may represent a reduction in cash available to us;

•	Adjusted EBITDA excludes non-cash charges for stock-based compensation expense, which is expected to continue to be part of our compensation strategy; and

•	Adjusted EBITDA does not reflect provisions for income taxes, which may represent a reduction in cash available to us.

Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net loss and our other GAAP results.

The following table presents a reconciliation of net loss, the most directly comparable financial measure presented in accordance with GAAP, to Adjusted EBITDA.

	Year Ended December 31,
	2023	2022
	(in thousands)
Net loss	$	$(226,841)
Interest income		(2,814)
Interest expense		122,597
Other (income) expense, net		(12,572)
Foreign currency gains		(23,223)
Gains on derivatives		(49,377)
Depreciation and amortization		85,047
Acquisition-related costs(1)		21,576
Stock-based compensation expense(2)		21,366
Provision for income taxes		9,894
Employee relocation costs(3)		181
Offering-related costs(4)		3,599

Adjusted EBITDA	$	$(50,567)

(1)

During the year ended December 31, 2022, we incurred $21.6 million of transaction and integration costs attributable to activities associated with the StubHub Acquisition. For the year ended December 31, 2022, these costs include certain personnel-related integration costs for certain StubHub employees we retained following the StubHub Acquisition, significant legal and other consultative fees in connection with the U.K. CMA’s approval proceedings, and efforts to integrate acquired information technology infrastructure. We do not consider these costs to be representative of the ongoing financial performance of our core business, and we do not expect these costs to be significant in 2023.
(2)

If an underwritten initial public offering had occurred on December 31, 2023, we would have recorded $     million of cumulative stock-based compensation expense for options and RSUs containing service-based and performance-based vesting conditions. For awards with vesting conditions tied to achieving certain stock price thresholds, additional expense may be accelerated upon achieving their respective thresholds in advance of their derived service period. See “—Critical Accounting Policies and Estimates—Stock-Based Compensation” for more information. We expect to continue to issue non-cash stock-based compensation to attract and retain employees as these are normal and recurring costs necessary to operate our business. We may also pay cash bonuses or provide other incentives as part of our ongoing compensation strategy.

(3)

During the year ended December 31, 2022, we incurred costs associated with the relocation of the majority of our employees located in the U.K. to the U. S. in 2018. These relocation arrangements include bonus payments that are earned by the employees over multiple service periods, of generally one to three years, in an aggregate amount of $19.4 million, of which $0.2 million was recognized during the year ended December 31, 2022. We do not consider these costs to be representative of the ongoing financial performance of our core business.

(4)	Represents transaction costs and professional service fees related to the initial public offering which were not capitalizable and were expensed as incurred.

Unlevered Free Cash Flow

We define unlevered free cash flow as net cash used in operating activities less purchases of property and equipment plus cash paid for interest on debt net of cash received on the settlement of interest rate swap derivatives and non-recurring costs (i.e., acquisition-related and offering-related costs). We believe that unlevered free cash flow is a meaningful indicator of liquidity for management and investors. A limitation of the use of unlevered free cash flow is that it does not represent the total increase or decrease in our cash balance for the period. Unlevered free cash flow should not be considered in isolation or as an alternative to cash flows from operations and should be considered alongside our other financial liquidity measures, such as net cash used in operating activities and our other GAAP results.

The following table presents a reconciliation of net cash used in operating activities, the most directly comparable financial measure presented in accordance with GAAP, to unlevered free cash flow:

	Year Ended December 31,
	2023	2022
	(in thousands)
Net cash used in operating activities	$	$(48,779)
Less: Purchases of property and equipment		(2,306)
Add:
Cash paid for interest on debt(1)		118,153
Acquisition-related costs(2)		29,600
Offering-related costs(3)		7,741

Unlevered free cash flow	$	$104,409

(1)	Consists primarily of cash payments made for interest on our debt net of cash received on the settlement of interest rate swap derivatives.
(2)

During the year ended December 31, 2022, we incurred transaction and integration costs attributable to activities associated with the StubHub Acquisition. For the year ended December 31, 2022, these costs include certain personnel-related integration costs for certain StubHub employees we retained following the StubHub Acquisition, significant legal and other consultative fees in connection with the U.K. CMA’s approval proceedings, and efforts to integrate acquired information technology infrastructure. We do not consider these costs to be representative of the ongoing financial performance of our core business, and we do not expect these costs to be significant in 2023. The above amount represents the cash payments made toward these expenses during the period.

(3)	Represents cash payments made for transaction costs and professional service fees related to the initial public offering which were not capitalizable and were expensed as incurred.

Liquidity and Capital Resources

As of December 31, 2022, we had cash and cash equivalents of $403.5 million. Cash and cash equivalents consist of short-term, highly liquid investments with original maturities of three months or less when purchased and are primarily comprised of bank deposits and cash held at online payment companies.

We expect our existing cash and cash equivalents will be sufficient to fund anticipated cash requirements for at least the next 12 months. Our debt facilities mature at various dates in 2027. We expect we will be required to refinance our Credit Facilities at some point in the future. There is no assurance we would be able to obtain such funding or refinancing on acceptable terms and conditions, or at all. If we are unable to raise additional capital when desired, our business, results of operations and financial condition will be adversely affected.

During the years ended December 31, 2022 and 2021, we reported a net loss of $226.8 million and $630.0 million, respectively, and net cash used in operating activities of $48.8 million and $136.1 million, respectively. We have historically incurred cumulative losses and negative cash flows from our operations and we expect to incur additional losses for the foreseeable future.

Our primary requirements for liquidity are for general corporate purposes and servicing our indebtedness. During the year ended December 31, 2022, our primary source of generating liquidity was cash from marketplace transactions.

Credit Facilities

On February 13, 2020, in connection with the financing of the StubHub Acquisition, we entered into a long-term credit agreement with JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and the lenders party thereto (as amended, the “Credit Agreement”) for a credit facility comprised of the USD Term Loan B, the Euro Term Loan B and the Revolving Credit Facility (collectively, the “Original Credit Facilities”).

The USD Term Loan B consists of a $1,700.0 million U.S. dollar denominated loan. The loan interest rate per annum is equal to LIBOR, subject to a floor of 0.00%, plus 3.50%. The loan matures in February 2027, and we have an option to prepay part or all of the loan prior to maturity without penalty. We are required to repay 0.25% of the aggregate principal amount borrowed on a quarterly basis.

The Euro Term Loan B consists of a €452.4 million euro denominated loan. The loan interest rate is equal to EURIBOR, subject to a floor of 0.00%, plus 3.50%. The loan matures in February 2027, and we have an option to prepay part or all of the loan prior to maturity without penalty.

The Revolving Credit Facility allows for an initial aggregate principal amount of $125.0 million including: (i) a $30.0 million letter of credit sublimit, and (ii) a $30.0 million swingline loans sublimit. On December 31, 2022, the interest rate per annum on borrowings under the Revolving Credit Facility was equal to LIBOR, subject to a floor of 0.00%, plus 3.50%. As of December 31, 2022, there were no amounts drawn on the Revolving Credit Facility.

On August 24, 2020, we entered into the first amendment to the Credit Agreement, pursuant to which we borrowed an additional $330.0 million for general corporate purposes (the “USD Term Loan B1”). During the year ended December 31, 2021, the USD Term Loan B1 was refinanced and replaced by the USD Term Loan B2, as described below.

On July 26, 2021, we entered into the second amendment to the Credit Agreement to refinance the USD Term Loan B1 and enter into a new term loan having an aggregate principal of $328.0 million (the “USD Term Loan B2” and together with the Original Credit Facilities, the “Credit Facilities”). The proceeds of the USD Term Loan B2 were utilized to repay the full principal amount outstanding of $327.5 million under the USD Term Loan B1 immediately prior to July 26, 2021, accrued interest thereon, and to pay fees, expenses and premiums incurred in connection with the refinancing. The loan interest rate per annum on the USD Term Loan

B2 is equal to LIBOR, subject to a floor of 0.50%, plus 4.25%, which results in an effective interest rate of 9.04% for year ended December 31, 2022 and 6.18% the year ended December 31, 2021. We recognized an $8.5 million loss on extinguishment of debt primarily associated with the write-off of remaining debt issuance costs under the USD Term Loan B1 in the year ended December 31, 2021.

On March 13, 2023, due to the transition from LIBOR to SOFR, a third amendment to the Credit Agreement was executed to replace all LIBOR-based interest rates applicable to the USD Term Loan B, the USD Term Loan B2 and the Revolving Credit Facility with SOFR-based rates, each plus a spread, effective as of June 30, 2023. The amended loan interest rate per annum is equal to SOFR, subject to a floor of 0.00%, plus 3.61448% for USD Term Loan B and Revolving Credit Facility and SOFR, subject to a floor of 0.50%, plus 4.36448% for USD Term Loan B2.

The Credit Facilities contain customary representations and warranties, affirmative covenants, reporting obligations, and negative covenants. The Credit Facilities are secured by (i) a first priority lien on substantially all of our and our domestic subsidiaries’ tangible and intangible personal property, including but not limited to intellectual property and accounts receivable, and (ii) a first priority pledge of 100% of our equity interests and each of our material direct, wholly owned subsidiaries limited to 65% of the voting capital stock and 100% of the non-voting stock of certain foreign subsidiaries, in each case, subject to certain exceptions.

As of December 31, 2022, we had $2,457.9 million outstanding under our term loan Credit Facilities, and there were no amounts drawn on the Revolving Credit Facility.

Our Credit Facilities are subject to variable interest rates. Recent high levels of inflation in the U.S. and interest increases by the Federal Reserve and other central banks to combat inflation have resulted in a high interest rate environment, which has caused the interest rates of our Credit Facilities to increase. Although we believe our interest rate risk management strategy will continue to mitigate any potential material impacts on our liquidity and capital resources, future interest rate increases could materially impact our business, financial condition and results of operations. For more information, see “Risk Factors—Risks Relating to Our Financial Condition and Indebtedness—Our variable rate indebtedness subjects us to interest rate risk, which could cause our indebtedness service obligations to increase significantly.”

Recent Activities Impacting Our Liquidity and Capital Resources

The U.S. has recently experienced historically high levels of inflation. The existence of inflation in the U.S. and global economy has and may continue to result in higher interest rates. Although we are exposed to increasing interest rates due to our variable rate debt, we have counteracted the impact of increasing interest rates though our interest rate hedging activities. Although we believe our interest rate risk management strategy will continue to mitigate any potential material impacts on our liquidity and capital resources, the current high interest rate environment and future interest rate increases could materially impact our business, financial condition and results of operations in the future. For more information, see “—Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk” below and “Risk Factors—Risks Relating to Our Financial Condition and Indebtedness—Our variable rate indebtedness subjects us to interest rate risk, which could cause our indebtedness service obligations to increase significantly.”

Subsequent to the fiscal year ended December 31, 2020, we have taken the following actions that have impacted our liquidity and capital resources:

•

During March 2021, we issued 65,785 shares of Series J redeemable preferred stock for gross proceeds of $65.8 million. The dividend rate on the new Series J redeemable preferred stock is set at 0.00% until March 10, 2025 and after which the rate becomes 5.00%. We intend to use the proceeds from the issuance for general corporate purposes.

•

During May 2021, we announced that certain customers of StubHub who purchased tickets for events in the U.S. and Canada prior to March 25, 2020 and who were defaulted to a 120% sales credit when their event was canceled will be given a choice to either: (i) keep their existing sales credit, which will expire by December 31, 2022, if unused; or (ii) default to a 100% cash refund and forgo the extra 20% sales credit offered originally. This program, referred to as the “Make it Whole” program, required customers to elect to maintain their existing sales credit by May 16, 2021 or default to a cash refund to be issued by May 31, 2021. As a result of this program, we refunded $103.4 million during the second quarter of 2021 to customers who did not elect to receive a sales credit.

•

During July 2021, we issued 365,000 shares of Series K redeemable preferred stock for net proceeds of $350.4 million which we used, together with cash, to redeem 300,000 shares of our Series G redeemable preferred stock, of which $364.3 million was then outstanding. The dividend rate on the new Series K redeemable preferred stock is set at 9.875% if paid in kind and 9.375% if paid in cash.

•

During August 2021, we exchanged 32,893 shares of Series J redeemable preferred stock for 134,066 newly issued shares of Class A common stock and amended certain terms applicable to the remaining 32,892 shares outstanding of Series J redeemable preferred stock held by the investors following the exchange to require automatic conversion into shares of Class A common stock upon a Qualified IPO before February 20, 2023, which was subsequently amended to change the conversion date to February 20, 2026; otherwise, we will be required to redeem all of the shares of Series J redeemable preferred stock then issued and outstanding.

•

During October 2021, we issued 85,894 shares of Class A common stock in exchange for the cancellation of 20,000 issued and outstanding shares of Series I redeemable preferred stock and simultaneously amended the terms of 20,000 of the remaining 30,000 outstanding shares of Series I redeemable preferred stock, such that upon a Qualified IPO, the 20,000 shares will automatically convert into shares of Class A common stock.

•	During December 2021, we issued 395,226 shares of Class A common stock at a purchase price of $253.02 per share for cash proceeds of $99.9 million, net of issuance costs.

•

During February 2022, we paid an aggregate total of $112.1 million in cash, and issued a total of 98,806 shares of Class A common stock, in exchange for the repurchase and retirement of 100,000 issued and outstanding shares of Series H redeemable preferred stock.

•

During March 2023, we issued 115,000 shares of Series L redeemable preferred stock for proceeds of $114.9 million, net of issuance costs. The dividend rate on the new Series L redeemable preferred stock is set at 0.00% until March 30, 2027 and after which the rate becomes 5.00%.

Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of our sales and marketing efforts, our ability to attract and retain customers and their willingness and ability to pay for our offerings, and any investments or acquisitions we may choose to pursue in the future.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,
	2022	2021
	(in thousands)
Net cash used in operating activities	$(48,779)	$(136,086)
Net cash used in investing activities	(710)	(49,001)
Net cash (used in) provided by financing activities	(134,153)	126,131

Cash Flows from Operating Activities

For the year ended December 31, 2022, net cash used in operating activities was $48.8 million, primarily resulting from a net loss of $226.8 million, after consideration of non-cash charges of $43.3 million. Net cash inflows from the change in net operating assets and liabilities of $134.7 million were primarily due to a $149.0 million increase in payments due to buyers and sellers driven by improvements in GMS and an increase in accounts payable of $19.3 million, partially offset by a $18.2 million decrease in accrued expenses and other current liabilities and a decrease in other non-current liabilities of $12.3 million. The non-cash charges included in our net loss for the year ended December 31, 2022 relate primarily to amortization of intangible assets of $78.5 million, stock-based compensation of $21.4 million, partially offset by gains on derivatives of $49.0 million and unrealized foreign exchange gains of $22.6 million.

For the year ended December 31, 2021, net cash used in operating activities was $136.1 million, primarily resulting from a net loss of $630.0 million, after consideration of non-cash charges of $455.4 million. Net cash inflows from the change in net operating assets and liabilities of $38.5 million were primarily due to a $52.2 million increase in payments due to buyers and sellers driven by improvements in GMS and an increase of $9.2 million of accounts receivable, partially offset by a $22.5 million decrease in other non-current liabilities and a decrease in other non-current assets of $15.7 million. The non-cash charges included in our net loss for the year ended December 31, 2021 relate primarily to amortization of intangible assets of $197.0 million, depreciation of $26.1 million, stock-based compensation of $113.0 million and loss on disposal of $130.8 million, partially offset by unrealized foreign exchange gains of $42.3 million.

Cash Flows from Investing Activities

Net cash used in investing activities during the year ended December 31, 2022 was $0.7 million, which was primarily related to purchase of property partially offset by proceeds from sale of equipment.

Net cash used in investing activities during the year ended December 31, 2021 was $49.0 million, which was primarily related to cash transferred in connection with disposal of our StubHub international operations of $45.4 million.

Cash Flows from Financing Activities

Net cash used in financing activities during the year ended December 31, 2022 was $134.2 million, which was primarily comprised of redemption of Series H redeemable preferred stock of $112.1 million and repayment of long-term debt obligations of $20.3 million.

Net cash provided by financing activities during the year ended December 31, 2021 was $126.1 million, which was primarily from net cash proceeds raised from the issuance of Class A common stock of $99.9 million, issuance of Series J redeemable preferred stock of $65.8 million and issuance of long-term debt obligations of $105.7 million, offset by $124.7 million repayment of long-term debt obligations and a net use of cash of $13.9 million in connection with the issuance of Series K redeemable preferred stock and simultaneous redemption of Series G redeemable preferred stock. Net cash provided by financing activities was used for general corporate purposes.

Contractual Obligations

The following table summarizes our payments due in future periods for contractual obligations as of December 31, 2022:

	Payments Due by Period
	Total	Less than 1 Year	1 to 3 Years	3-5 Years	More than 5 Years
	(in thousands)
Operating lease commitments	$8,668	$3,253	$4,567	$848	$—
Contractual partnership payments	9,497	9,140	357	—	—

Total contractual obligations	$18,165	$12,393	$4,924	$848	$—

Our contractual obligations as of December 31, 2022 include operating lease obligations, which are comprised of the minimum commitments for our office space. See Note 13, “Leases,” to our consolidated financial statements included elsewhere in this prospectus for more information, including the timing of cash payments related to these lease obligations. Our annual contractual partnership payments relate to sponsorship fees. See Note 14, “Commitments and Contingencies,” to our consolidated financial statements included elsewhere in this prospectus for more information.

In February 2020, we entered into the USD Term Loan B for $1,700.0 million and the Euro Term Loan B for €452.4 million euro ($555.5 million). In August 2020 we entered into the USD Term Loan B1 for $330.0 million and in July 2021 we entered into the USD Term Loan B2 for $328.0 million to refinance the outstanding principal of USD Term Loan B1. All of these loan obligations mature in 2027. Principal and interest components of these loans are not included in the table above. For more information regarding the Credit Facilities, including applicable interest rates, see “—Credit Facilities.”

Off-Balance Sheet Arrangements

As of December 31, 2022, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

Our consolidated financial statements and accompanying notes included elsewhere in this prospectus have been prepared in accordance with GAAP. The preparation of our consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts and events reported and disclosed in the consolidated financial statements and accompanying notes included elsewhere in the prospectus. We evaluate our estimates and assumptions on an ongoing basis. We base our estimates on historical experience and on various other assumptions and factors, including the current economic environment, that we believe to be reasonable under the circumstances. Actual results under different conditions could differ from those estimates and any such differences may be material to our consolidated financial condition, results of operations and cash flows. Changes in estimates will be reflected in our consolidated financial statements in future periods.

The critical accounting policies and estimates, assumptions, and judgments that we believe have the most significant impact to the preparation of our consolidated financial statements are described below. See Note 2, “Basis of Presentation and Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this prospectus for more information.

Revenue Recognition

We recognize revenue in accordance with ASC 606, Revenue from Contracts with Customers. Our revenue is primarily generated from the services we provide to facilitate transactions on our platform between individual buyers and sellers of live event tickets. Revenue primarily consists of fees charged to buyers and sellers.

Revenue is recognized at the point in time we satisfy our performance obligations. We have identified two performance obligations related to the core services we offer to buyers and sellers: (i) transaction facilitation between buyers and sellers, and (ii) shipping facilitation. We provide incentives to buyers and sellers in various forms, including discounts on fees, discounts on items sold, and coupons. Promotions and incentives which are consideration payable to a customer are recognized as a reduction of revenue at the later of when revenue is recognized or when we pay or promise to pay the incentive.

The determination of whether we act as a principal or an agent in the fulfillment of our transaction and shipping facilitation performance obligations is based on an evaluation of whether we control the goods and services before being transferred to the customer under the terms of an arrangement. We do not set prices for tickets and are not responsible for providing tickets but rather provide transaction facilitation between a buyer and a seller. As such, revenue from transaction facilitation we earn for providing access to our marketplace platform and performing listing and transaction facilitation services is recorded net of the price of the tickets since we act as an agent in these transactions. As part of facilitating transactions on our marketplace platform, we provide buyers with the ability to have tickets shipped to a specified address and sellers the ability to ship paper tickets by providing them access to our pre-negotiated shipping contracts for a fee. We set the shipping fee and act as a principal for shipping facilitation. As such, payments by customers to us for shipping facilitation are recognized as revenue in the consolidated statements of operations, while our shipping expenses are included in cost of revenue (exclusive of depreciation and amortization).

We are required to refund the buyer the total amount of their ticket purchase, inclusive of transaction facilitation fees, if an event is canceled. Revenue earned from transaction facilitation that occurs during a financial reporting period is recorded net of refunds for actual canceled events not previously reserved as well as an estimate for future canceled events. We assess whether an event is likely to be canceled based on event policies, historical information, and other factors including forecasted economic conditions. The refund estimates for canceled events are determined based on historical data and market conditions. Refunds for estimated canceled events are recorded as a liability within accrued expenses and other current liabilities. If an event is canceled, the amounts due to buyers are recorded within refunds payable to buyers.

We also record a receivable for any amounts we are due from ticket sellers. If an event is expected to be canceled, this receivable is recorded within prepaid expenses and other current assets on the consolidated balance sheets when the cancellation becomes probable. If an event is canceled, the receivable is recorded within seller receivables, net. In most cases, we do not fund sellers the proceeds of the sale of the ticket(s) until after the live event has occurred in order to mitigate the liquidity risk associated with future cancellations and our requirement to refund the buyer the total amount of their ticket purchase.

Accordingly, due to the increased likelihood of event cancellations caused by the circumstances of the COVID-19 pandemic, we recorded liabilities as of December 31, 2022 and 2021 of $41.7 million and $57.4 million, respectively, for events that have been canceled within refunds payable to buyers on the consolidated balance sheets and $17.0 million and $62.1 million, respectively, for events expected to be canceled within accrued expenses and other current liabilities on the consolidated balance sheets.

Revenue is recognized net of value-added tax and sales taxes and estimated cash refunds and sales credits.

Stock-Based Compensation

We issue stock-based compensation awards to employees, officers, directors and non-employees in the form of stock options and RSUs. We measure and recognize compensation expense for stock-based awards based on the fair value of the award on the date of grant. We account for forfeitures of stock-based awards when they occur.

For options that vest based on continuous service or contain a performance-based vesting condition, the fair value of stock options is measured on the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the award, the expected volatility of our common stock, risk-free interest rates, and the expected dividend yield of our common stock. These assumptions used to determine the fair value of awards represent management’s best estimates, which involve inherent uncertainties and require the application of management judgement. The fair value of each stock option with only service-based vesting conditions is amortized on a straight-line basis and is recognized over the requisite service period of the awards. The requisite service period is generally five years from the date of grant; however, this term may vary.

The fair value of RSUs is measured using the fair value of our common stock on the date of grant. Certain RSUs contain a performance-based vesting condition, which will be satisfied upon the occurrence of a liquidity event, defined as the earlier of a qualifying sale of our common stock in a public listing or a change in control event, both of which are not deemed probable until consummated.

For options and RSUs that include performance-based vesting conditions, we recognize the associated expense over the requisite service period, using the accelerated attribution method, once the performance-based vesting condition becomes probable of being achieved. For options and RSUs that contain market-based vesting conditions (i.e., achievement of a specified equity return or stock price), we value such awards on the date of grant using a binomial option model. The binomial model requires the input of highly subjective assumptions, including the expected volatility, the exercise multiple, the risk-free rate and the dividend yield.

If an underwritten initial public offering had occurred on December 31, 2023, we would have recorded $                 million of cumulative stock-based compensation expense for options and RSUs containing service-based and performance-based vesting conditions. The total unrecognized stock-based compensation expense related to these awards would be $                 million. This amount is expected to be recognized over a weighted-average recognition period of                 . For awards with vesting conditions tied to achieving certain stock price thresholds, additional expense may be accelerated upon achieving their respective thresholds in advance of their derived service period.

We offer partial-recourse loans to certain employees to fund the exercise of the employee’s stock options to purchase shares of our common stock. The loans are partially secured by the purchased shares and are forgiven if the employee provides continuous service through the loan forgiveness date. The employee may also voluntarily repay the loan at any time without penalty. The purchased shares are considered restricted until the loans are repaid or forgiven. The loan program is accounted for as a stock-based compensation arrangement as the loans are treated as nonrecourse for accounting purposes.

The fair value of the purchased shares is measured using the fair value of our common stock on the date of the grant since we intend to forgive the loan, subject to the employee’s continuous service. As the employee may also voluntarily repay the loan at any time without penalty, the portion of the award’s grant date fair value associated with this stock option is recognized immediately on the grant date using the Black-Scholes option pricing model. The remaining grant date fair value is expensed over the requisite service period of the loan, beginning on the grant date and ending on the loan forgiveness date. The requisite service period ranges from one month to four years. We account for forfeitures when they occur.

Additionally, liability-classified awards associated with relocation arrangements are remeasured each reporting period at fair value until the award is settled, and compensation cost is recognized in earnings on a straight-line basis over the requisite service period for each award, adjusted for changes in fair value each reporting period. The fair value of the liability-classified awards is measured using the fair value of our common stock at each reporting period.

The fair value of each stock option with only service-based or performance-based vesting conditions is estimated on the date of grant using the Black-Scholes option-pricing model along with the following weighted average assumptions:

Year Ended December 31, 2021
Risk free interest rate	0.86%
Expected term	5.1 years
Dividend yield	0.00%
Expected volatility	84.50%

Common Stock Valuations

The fair value of our common stock underlying our stock-based awards has historically been determined by our board of directors, with input from management and contemporaneous independent third-party valuations. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately Held Company Equity

Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock at each grant date. These factors include:

•	the prices, rights, preferences and privileges of our redeemable preferred stock relative to those of our common stock;

•	the prices paid for our redeemable preferred stock sold to third-party investors by us and prices paid in secondary transactions for our common stock in arm’s-length transactions;

•	the lack of marketability of our common stock;

•	our operating and financial performance;

•	current business conditions and projections;

•	hiring of key personnel and the experience of our management;

•	the history of the Company;

•	likelihood of achieving a liquidity event, such as an initial public offering, a merger, or acquisition of our company given prevailing market conditions;

•	the market performance of comparable publicly traded companies; and

•	U.S. and global capital market conditions.

In valuing our common stock, the fair value of our business was determined using various valuation methods, including combinations of income and market approaches with input from management. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate that is derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or engaged in similar business operations as of each valuation date and is adjusted to reflect the risks inherent in our cash flows. The market approach estimates value based on a comparison of the subject company to comparable public companies engaged in similar business operations. From the comparable companies, a representative market value multiple is determined and then applied to the subject company’s financial forecasts to estimate the value of the subject company.

The fair value of our business determined using the income and market approaches was then allocated to the common stock using the Option Pricing Method (“OPM”). After the allocation to our common stock, a discount for lack of marketability (“DLOM”) was applied to arrive at a fair value of our common stock. A DLOM was meant to account for the lack of marketability of a stock that was not publicly traded.

In making the final determination of our common stock value, we also considered and included secondary transactions involving our capital stock in our valuations. In our evaluation of secondary transactions, we considered the facts and circumstances of transactions that took place to determine the extent to which they represented a fair value exchange and assigned the transactions an appropriate weighting in the valuation of our common stock. Factors considered include the number of participants, transaction volume, timing relative to the valuation date, whether the transactions occurred between willing and unrelated parties and whether the transactions involved investors with access to our financial information.

Application of these approaches and methodologies involves the use of estimates, judgments, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable public companies and the probability of and timing associated with possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.

Once our stock is publicly traded, the fair value of each share of underlying common stock will be determined based on the closing price as reported on the date of grant on the primary stock exchange on which our common stock is traded. Future stock-based compensation amounts for any particular period could be affected by changes in our assumptions or market conditions.

Business Combinations

The fair value valuation of assets acquired and liabilities assumed in a business combination under ASC 805 requires management to make significant estimates and assumptions. Critical estimates in determining the fair value of certain intangible assets include, but are not limited to: future expected cash flow from trademarks and trade names, certain seller relationships, and developed technologies, as well as the costs to recreate certain managed marketplace seller relationships and buyer customer relationships. We considered asset lives, discount rates and asset recreation costs as key inputs in the development of the valuation models.

Impairment of Goodwill and Indefinite-Lived Intangible Assets and Other Long-Lived Assets

Goodwill and Indefinite-Lived Intangible Assets

We evaluate indefinite-lived intangible assets, including goodwill and trademarks and trade names, annually during the fourth quarter for impairment or more frequently if events and circumstances indicate that it is more likely than not that the goodwill or other indefinite-lived intangible assets are impaired.

Events that could indicate impairment of goodwill and other indefinite-lived intangible assets that trigger an impairment assessment include, but are not limited to, adverse economic market conditions, long-term declining industry outlook conditions, entity-specific financial underperformance and other adverse legal and regulatory events. We perform our goodwill impairment assessment at the reporting unit level. Our reporting unit is aligned with the organizational structure of our business, and we have concluded that we have a single reporting unit.

We perform impairment testing for goodwill and other indefinite-lived intangible assets using a two-step process. First, a qualitative assessment using relevant events and circumstances is performed to determine whether it is more likely than not that the fair value of a reporting unit or the fair value of an indefinite-lived intangible asset is less than its carrying value. Second, if the qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit or indefinite-lived intangible asset is less than its carrying amount, a quantitative assessment is required. We may also bypass the qualitative assessment for a reporting unit or indefinite-lived asset and directly perform a quantitative assessment.

When a quantitative assessment is performed, the fair value of the reporting unit or the fair value of an indefinite-lived intangible asset is compared with its carrying amount. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, then such indefinite-lived intangible asset is written down by an amount equal to the excess of carrying value over fair value. If the carrying value of a reporting unit exceeds its fair value, then we recognize a goodwill impairment for the amount by which the reporting unit’s carrying value exceeds its fair value, limited to the total amount of goodwill allocated to the reporting unit.

To evaluate goodwill and indefinite-lived intangible assets in a quantitative impairment assessment, the fair value of the reporting unit or the fair value of an indefinite-lived intangible asset is estimated using income and market approaches. The discounted cash flow method, a form of the income approach, uses expected future cash flows, discounted using a market participant discount rate. Failure to achieve these expected results, or changes in the discount rate or market pricing metrics may cause a future impairment of goodwill at the reporting unit or an indefinite-lived intangible asset.

We evaluated events and circumstances during the years ended December 31, 2022 and 2021, including our annual impairment tests on October 1, 2022 and 2021, to identify whether or not indicators of impairment existed for our goodwill or other indefinite-lived intangible assets. We did not identify any indicators of impairments to our goodwill or other indefinite-lived intangible assets during the years ended December 31, 2022 or 2021.

Long-Lived Assets

We evaluate long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset group may not be recoverable. Events that could indicate impairment of long-lived assets that trigger an impairment assessment include, but are not limited to, adverse economic market conditions, long-term declining industry outlook conditions, entity-specific financial underperformance and adverse legal and regulatory events. An asset group held and used is considered impaired to the extent its carrying amount exceeds the undiscounted future net cash flows the asset group held and used is expected to generate. An asset group to be disposed of is reported at the lower of its carrying amount or fair value less costs to sell. Assets to be disposed are not depreciated or amortized while they are classified as held for sale. The fair value less costs to sell of a long-lived asset or disposal group is reassessed in each reporting period in which it is classified as held for sale. We recognize any subsequent increase in fair value less cost to sell, only to the extent that it is not in excess of the cumulative loss previously recognized.

We evaluated events and circumstances during the years ended December 31, 2022 and 2021 to assess whether or not indicators of impairment existed for our long-lived assets. We did not identify any indicators during the years ended December 31, 2022 and 2021 that our long-lived assets were not recoverable.

Interest Rate Derivatives

We use interest rate swaps to manage interest rate risk on future cash flows, with certain of these swaps designated and accounted for as cash flow hedges. Derivative instruments are recognized on the consolidated balance sheets at fair value each reporting period. We use interest rate swaps to manage interest rate risk on future cash flows, with certain of these swaps designated and accounted for as cash flow hedges. Derivative instruments are recognized on the consolidated balance sheets at fair value each reporting period. Gains and losses resulting from changes in the fair value of derivative instruments not qualifying as a cash flow hedge are recognized within losses on derivatives in the consolidated statements of operations. If the derivative instrument is designated as a cash flow hedge gains and losses resulting from changes in fair value are deferred in unrealized losses on cash flow hedges, net of tax in accumulated other comprehensive income (loss) until the hedged transaction affects earnings and is presented within interest expense in the consolidated statements of operations.

The criteria used to determine if hedge accounting treatment is appropriate are: (a) formal designation and documentation of the hedging relationship, the risk management objective, and hedging strategy at hedge inception; (b) eligibility of hedged items, transactions, and corresponding hedging instrument; and (c) effectiveness of the hedging relationship both at inception of the hedge and on an ongoing basis in achieving the hedging objectives. Effectiveness of designated hedges are required to be assessed at inception and on a quarterly basis. See Note 12, “Interest Rate Derivatives” to our consolidated financial statements included elsewhere in this prospectus for more information.

We recognize the estimated amounts we would receive or pay upon a termination of interest rate derivatives prior to their schedule expiration dates as assets or liabilities measured at fair value. These assets and liabilities are recognized as Level 2 within the fair value hierarchy as they are measured based on observable inputs. See Note 4, “Fair Value Measurements” to our consolidated financial statements included elsewhere in this prospectus for more information.

Series J Redeemable Preferred Stock

We have classified all outstanding shares of our Series J redeemable preferred stock as a liability within other current liabilities on the consolidated balance sheets and elected the fair value option to remeasure the Series J redeemable preferred stock at each reporting period with changes recorded through interest expense in the consolidated statements of operations. We utilized the income approach to measure the fair value of the Series J redeemable preferred stock. The fair value of this liability is the present value of the expected future cash flows using a discount rate that approximates assumptions used by market participants for similar liabilities, adjusted to reflect inherent risks of our future cash flows. Significant changes in the discount rate would result in a significant decrease or increase in the fair value measurement.

Loss Contingencies

We record a liability in accrued expenses and other current liabilities and other non-current liabilities on the consolidated balance sheets when we believe that it is both probable that a loss has been incurred and the amount can be reasonably estimated. We disclose contingencies when we believe that a loss is not probable but reasonably possible. Significant judgment is required to determine both probability and the estimated amount. See Note 14, “Commitments and Contingencies” to our consolidated financial statements included elsewhere in this prospectus for more information.

Provision for Income Taxes

We are subject to income taxes in the U.S. and numerous foreign jurisdictions. Tax regulations within each jurisdiction are subject to interpretation of the related tax laws and regulations. Judgment is required in determining our provision for income taxes and deferred tax assets and liabilities, including evaluating uncertainties in the application of accounting principles and complex tax laws.

We utilize the asset and liability method of accounting for income taxes under which deferred tax assets and liabilities arise from the temporary differences between the tax basis of an asset or liability and our reported amount in the consolidated financial statements, as well as from net operating loss and tax credit carryforwards. In establishing deferred income tax assets and liabilities, management makes judgments based on the enacted tax laws and published tax guidance applicable to us as well as the amount and jurisdiction of future taxable income. Deferred tax assets and liabilities are recorded and the need for valuation allowances is evaluated to reduce the deferred tax assets to amounts expected to be realized.

We account for uncertainty in tax positions by recognizing a tax benefit from uncertain tax positions when it is more likely than not that the position will be sustained upon examination. We record valuation allowances based on an assessment of positive and negative evidence on a jurisdiction-by-jurisdiction basis, which is highly judgmental and requires subjective weighting of such evidence. As of December 31, 2022, we established a valuation allowance against our U.S. and foreign net deferred tax assets of $312.8 million and $79.0 million, respectively. If our assumptions and estimates that resulted in our forecast of future taxable income for each tax-paying component prove to be incorrect, we may need to adjust the carrying value of our deferred tax balances. An increase or decrease in the valuation allowance would result in a respective increase or decrease in our effective tax rate in the period the increase or decrease occurs.

Recent Accounting Pronouncements

See Note 2, “Basis of Presentation and Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this prospectus for more information.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain market risks in the ordinary course of business. These risks primarily result from interest rate fluctuations and foreign currency exchange rates.

Interest Rate Risk

Our exposure to interest rate risk is influenced primarily by changes in interest rates on interest payments related to our Credit Facilities. We had $2,457.9 million outstanding under our Credit Facilities as of December 31, 2022. See Note 11, “Long-Term Debt Obligations” to our consolidated financial statements included elsewhere in this prospectus for more information.

Management periodically reviews our exposure to interest rate fluctuations and periodically implements strategies to manage the exposure. When deemed appropriate, we manage our risk from interest rate fluctuations through the use of derivative instruments, such as interest rate swaps to establish fixed rates on variable rate debt.

In February 2020, and as amended in June 2023, we entered into several fixed interest rate swap contracts to address the variable interest rate risk on our term loan debt. These interest rate swaps had the economic effect of modifying the variable interest obligations based on SOFR and EURIBOR, each plus a spread associated with $2,200.0 million of the long-term debt so that the interest payable on these effectively became fixed. See Note 12, “Interest Rate Derivatives” to our consolidated financial statements included elsewhere in this prospectus for more information.

As of December 31, 2022, after taking into account the effect of our interest rate swap agreements that were in effect as of such date, approximately 87% of our long-term debt then outstanding was at a fixed interest rate, with the remainder at variable interest rates. Given our long-term debt position, a hypothetical 10% change in interest rates would not have had a material impact on our consolidated financial statements as of December 31, 2022.

We had cash and cash equivalents of $403.5 million as of December 31, 2022. Cash and cash equivalents consist of cash in banks and time deposits purchased with an initial maturity of three months or less. Our cash and cash equivalents are held for working capital purposes. Such interest-earning instruments carry a degree of interest rate risk. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these instruments, a hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements as of December 31, 2022.

Foreign Currency Exchange Risk

We report our financial results in U.S. dollars. We conducted a substantial portion of our business outside of the U.S. prior to the StubHub Acquisition and will continue to do so in the future. The financial position and operating results of our foreign operations are consolidated using USD or the local currency as the functional currency. We have experienced and will continue to experience fluctuations in our financial results due to foreign currency exchange transaction risk and translation risk.

Transaction Risk

Movements in currency exchange rates affect the remeasurement of monetary assets to be received or liabilities to be paid for the settlement of a transaction denominated in a currency other than the functional currency, commonly referred to as foreign currency transaction risk. Remeasurement of such amounts are reported as foreign currency (losses) gains in our consolidated statements of operations. Our Euro Term Loan B obligation is exposed to foreign currency transaction risk, thus changes in the euro to U.S. dollar exchange rate will cause foreign currency gains or losses. A hypothetical 10% change in the euro to U.S. dollar exchange rate applied to the Euro Term Loan B obligation as of December 31, 2022 would have resulted in a $44.1 million change to foreign currency losses as reported in our consolidated statement of operations for the year ended December 31, 2022. Excluding the impact to our Euro Term Loan B, a hypothetical 10% change in foreign currency exchange rates applied to net monetary assets and liabilities as of December 31, 2022 denominated in currencies other than their functional currencies would not have had a material impact on our consolidated financial results. At this time, we do not, but we may in the future, enter into derivatives or other financial instruments in an attempt to hedge our foreign currency transaction risk. Accordingly, we expect foreign currency transaction risk to continue to impact our financial results, especially as it relates to our euro denominated Euro Term Loan B.

Translation Risk

Movements in currency exchange rates affect the remeasurement of net asset or liability positions of our foreign operations from their functional currency to our U.S. dollars reporting currency. The consequences of translating such amounts are reported as a component of accumulated other comprehensive income on our consolidated balance sheets.

Emerging Growth Company Status

We are an emerging growth company, as defined in the JOBS Act. Section 107 of the JOBS Act provides that an “emerging growth company” may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Therefore, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act until the earlier of the date we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

BUSINESS

Our Mission and Vision

Our mission is to be the global marketplace destination to access live entertainment. We envision a future where all live event tickets are widely available to be conveniently purchased and every seat at every venue is filled.

Our Business

Our journey began in 2000 when our Founder and CEO, Eric Baker, founded StubHub, the first online marketplace for secondary tickets, with the commitment to bring liquidity, transparency and trust to an opaque and inefficient category. When we started, secondary ticketing was a fragmented offline market, untouched by technology and data, with complicated problems to solve. To win in secondary ticketing, we had to create a technology-enabled marketplace where tickets were sourced and priced dynamically and all types of live events could be supported.

Today, we operate the largest global ticketing marketplace for live events where fans can buy tickets from sellers of all types. Our business model has achieved scale with high growth and generates significant revenue, profit and cash flow. We connect fans around the world with sellers who use our marketplace to reach passionate fans and price tickets efficiently. We operate our global ticketing marketplace through two brands: StubHub in North America and viagogo internationally.

In building our marketplace, we created and scaled core capabilities required to succeed in secondary ticketing:

•	Technology: End-to-end functionality capable of handling all types of events.

•	Distribution: Global distribution built to operate anywhere there is demand for live events.

•	Data: Data intelligence to optimize outcomes for both buyers and sellers.

•	Brand: Trusted brands that attract millions of participants without controlling the box office or venue access.

By bringing together buyers and sellers at scale, we unlocked a powerful flywheel effect and created an efficient monetization engine for sellers with a broad selection of tickets for fans. Our global scale and the core capabilities of our marketplace have enabled us to establish a leadership position and build durable competitive moats in secondary ticketing, and our focus is set on an even bigger opportunity.

There is a critical need for a global marketplace that ensures liquidity, transparency and trust for all ticketing transactions, whether they involve secondary sales or original issuance. We believe that by bringing our end-to-end technology, global distribution, data intelligence and trusted brands to even more categories of live events and experiences, we will capture a larger market opportunity and play an even more vital role in the ecosystem in the future. Across verticals, we have observed how content owners gravitate towards online marketplaces with similar capabilities and we believe this trend will eventually shape the distribution and consumption of live events, further propelling our market opportunity.

Our History

It was the spring of 1999 and Eric Baker had a very specific problem. He needed two tickets to see The Lion King on Broadway and the show was sold-out. The box office was a dead end, and he had no idea who to call for help. Should he canvass the streets around Times Square and hope to find someone with a “tickets for sale” sign? With no clear answers, he found himself at the mercy of an opaque market. Who had tickets to sell? Would those tickets be genuine, or would he be turned away and embarrassed at the entrance? Would they be good seats? He didn’t have a seat map for the theater. Was he getting good value? What other options were out there? There was no price or inventory transparency. And was it really a good idea to pull out a few hundred dollars in cash on a dark street in the middle of midtown Manhattan? At the time, the first wave of the Internet was transforming commerce. Eric could easily search the Internet and buy many things online—from books to beanie babies. But no dedicated marketplace existed for event tickets. There was no way to gain access to live events in a safe, liquid and transparent online marketplace.

Eric set out to solve this problem. In 2000, while a student at Stanford Business School, he founded StubHub with the goal of democratizing access to live events, from theater shows to football games to concerts. He focused on solving universal pain points around search, selection, transparency, ease and trust. With StubHub, fans in the U.S. were able to conveniently purchase authentic tickets to any event at any time at transparent, market-based prices.

In aggregating the demand for live event tickets, StubHub also empowered sellers to thrive. Individual sellers, fans themselves, could now make their initial purchase with confidence, knowing that they could conveniently and reliably resell their tickets through StubHub’s marketplace if their plans changed. Professional sellers could use StubHub to sell large volumes of tickets to passionate, high-value fans at efficient market-based prices.

Content rights holders—performers, artists and teams—also benefited from a liquid online secondary market. Reliable resale value for tickets meant they were able to get better value on their tickets at original issuance. Fans were more willing to buy tickets further in advance of shows and more willing to purchase season tickets in advance, derisking CRHs’ inventory positions and improving recurring revenue streams. A liquid secondary ticketing market also meant that fewer tickets would expire and go unused, boosting attendance at venues, revenue from concessions, merchandise and in-venue advertising and improving the fan experience. StubHub quickly became the go-to destination to buy and sell tickets to live events, building a highly-recognizable brand in the U.S. In January 2007, StubHub was acquired by eBay.

Eric left StubHub ahead of the sale to eBay and was planning to take some time off to travel the world. He arrived in London with a desire to attend his first Premier League soccer match. He soon found himself facing a familiar problem. StubHub, or any close approximation, didn’t exist internationally. Eric launched viagogo in 2006 with two objectives. First, to bring the same transformative experience that StubHub unlocked in the U.S. to an international audience. Second, to build the business on global-first technology that could scale seamlessly across borders and currencies. viagogo would bring a more innovative and data-centric approach to the industry at large. Over the following decade, viagogo became the leading international secondary ticketing marketplace, providing the same benefits to fans and sellers all over the world.

In November 2019, viagogo announced its acquisition of StubHub, with the intent of bringing together the two businesses that Eric founded. Once together, fans and sellers would be poised to benefit from StubHub and viagogo’s global scale and over 35 combined years of operating history.

When viagogo acquired StubHub, we believed that the combination of StubHub’s leading brand and scale in North America with viagogo’s international presence, technology and performance marketing expertise would accelerate the growth of the business and restore StubHub to a clear leadership position following over a decade of eBay ownership, while generating significant profit and cash flow. The acquisition of StubHub closed in February 2020, but underwent a regulatory review by the U.K. CMA. For 18 months, StubHub remained completely operationally independent of viagogo’s management and oversight. In September 2021, we satisfied the requirements of the U.K. CMA review and were able to begin the integration. A year later, in September 2022, we completed the integration.

Since then, we have achieved the core objectives of our acquisition thesis. Over the course of 2023, our business has generated significant growth, profits and cash flow, gaining market share while simultaneously reducing operating expenses.

In 2023,              million buyers from over countries and territories purchased million tickets from million sellers on our marketplace. During the years ended December 31, 2023 and 2022, we generated:

•	GMS of $ billion and $4.8 billion, respectively, representing annual growth of %;

•	Revenue of $ and $1.0 billion, respectively;

•	Net income (loss) of $ million and $(226.8) million, respectively; and

•	Adjusted EBITDA of $ million and $(50.6) million, respectively.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics and Non-GAAP Financial Measures” for additional information on GMS and the non-GAAP financial measure, Adjusted EBITDA.

We believe that the speed and success of the integration and our financial performance today reflects the operational excellence of our leadership team that has been at the very forefront of online ticketing marketplaces. Now that we have re-established category leadership in the North American secondary ticketing market, we are broadening our focus to include the massive opportunity ahead to create a marketplace where fans can conveniently access any ticket for any event in the world, whether the ticket is originally issued or resold.

Our Industry and the Need for a Global Marketplace

Live Events and Ticket Sales are Critical to Content Rights Holders

Live events and ticket sales are key drivers of revenue and fan engagement for artists, teams and venues. Ticket sales also provide upfront funding for the production of events. Musicians earn a majority of their music-related income from live performances. According to a 2018 study by the Music Industry Research Association and Princeton University, more than 60% of the median musician’s music-related income comes from live events. This is even more pronounced for top artists. In sports, live events represent a significant source of revenue through ticket sales, concessions, merchandise and sponsorships. According to IBISWorld, major sports franchises in the U.S. are expected to earn approximately 37% of their revenue in 2023 from ticket sales and concessions. Concessions, merchandise and advertising are core revenue streams for venues, all of which are driven by attendance. Additionally, live events galvanize sports fan bases and at-home viewership, fostering the community and game-day atmosphere that drives broadcasting demand and cross-selling opportunities.

Secondary Ticketing Marketplaces are an Indispensable Part of the Live Events Ecosystem

The secondary ticketing market provides an important function for all constituents of the live events ecosystem. Secondary ticketing marketplaces provide fans with a convenient way to reliably purchase tickets for a wide range of events. It also provides greater flexibility, as fans can purchase tickets at any time, even minutes before an event, and can seamlessly sell tickets if plans change. For CRHs, reliable resale value increases the value of tickets at original issuance. It also allows CRHs to derisk their inventory positions through upfront sales as fans are more willing to buy further in advance of event day and it improves recurring revenue streams for sports teams as fans are more willing to purchase season tickets. A liquid secondary ticketing market also reduces the number of tickets that expire unused, which boosts attendance for venues, leading to more revenue from concessions, merchandise and in-venue advertising and improving the fan experience.

Legacy Primary Ticketing Players Fall Short in Serving Fans and CRHs

CRHs have historically relied on legacy primary ticketing models to sell original issuance tickets to fans. These models are typically based on bundled services sold to venues and CRHs, including access control services to authenticate tickets and manage the venue entry process as well as box office services to facilitate ticket sales.

As transaction activity in other sectors has shifted to scaled online marketplaces, the limitations inherent in the primary ticketing model have become more apparent:

•

Frustrating consumer experience. Fans are forced to buy from a single outlet with a cumbersome product experience based on an online version of the legacy box office, including online waiting rooms, limited availability and limited selection.

•	Narrow distribution. CRHs have historically tended to distribute through a single channel, preventing them from reaching the broadest set of fans.

•

Lack of data intelligence. CRHs are only able to leverage data from transaction activity taking place through the channel they are affiliated with, giving them insights into a limited subset of the overall market and leading to inefficiently marketed and priced tickets.

As a result, it is estimated that approximately     % of live event tickets go unsold. We estimate this contributes to approximately $     billion in lost ticket sales each year and that the total lost value to CRHs is much greater when factoring in missed concessions, merchandise and other ancillary revenue generated during the event.

The Live Events Ecosystem Needs an Open Marketplace that Serves All Stakeholders

We believe that all constituents would benefit from an open tech-enabled marketplace capable of directly connecting buyers and sellers at scale to create an ecosystem underpinned by transparency and efficiency. Across many of the largest internet and commerce verticals, this transition has already taken place, providing a blueprint for a model that can equitably benefit all stakeholders. Original issuance ticketing is one of the few verticals yet to experience a similar transition, and we believe that we are well-positioned to drive an industry transition in the same way we pioneered the global secondary ticketing market over the past 23 years.

Our Global Ticketing Marketplace

We operate the largest global ticketing marketplace for live events where fans can buy tickets from sellers of all types. Our global scale and the core capabilities of our marketplace enabled us to establish a leadership position and build durable competitive moats in secondary ticketing, and our focus is set on an even bigger opportunity. Through our marketplace, we are transforming the way tickets are discovered, accessed, priced and sold.

Our marketplace is built for fans. We believe that everyone is a fan, whether of sports, music, theater, comedy or other genres that shape and define our culture. Our marketplace is designed to provide a single source for fans around the globe to discover, search and purchase tickets on demand to any event on any device, in their local language and currency. Buyers can purchase safely and securely, knowing their ticket will be authentic and arrive in time for the event. As a result, fans are able to buy and sell tickets on demand to any live event through a highly liquid global ticketing marketplace and benefit from a trusted, consistent experience.

Our marketplace enables sellers of all types, including individual fans, professional sellers and CRHs. Sellers on our marketplace can use our technology, distribution, data and brand to reach passionate fans and price tickets efficiently. CRHs can also better fill seats in their venues by accessing the richest live event market dataset to inform dynamic pricing to sell tickets that may not otherwise sell. We manage end-to-end services for our sellers, including marketing, payments, fulfillment and customer support, making it easy for any seller to create a listing, set a price and allow us to market it to fans.

Our marketplace operates as an open ecosystem and competes on the basis of value created rather than contractual arrangement. We democratize access for fans by enabling them to visit a single destination to discover, search and purchase tickets to all types of events, regardless of the box office where it was originally sold or the access control service at the venue. We democratize access for sellers by allowing any seller to conveniently and seamlessly list their tickets on our marketplace. We believe that ticketing technology built as an open ecosystem is more accessible and attractive to a wider range of buyers and sellers and will capture more of the market over time.

Our category leadership is enabled by our technology, distribution, data and brands and is accelerated by our mutually reinforcing flywheels.

Technology: End-to-End Functionality Capable of Handling All Types of Events

Our scalable technology is purpose-built for live events and is designed to offer a superior product experience that addresses the spectrum of needs for buyers and sellers across the globe. Our technology is built to handle events regardless of their size, location, category or venue and includes end-to-end workflows and services that streamline the purchase and sale experience for buyers and sellers. For buyers, we provide a solution that encompasses search, price comparison, secure payment, delivery and customer service. For sellers, we provide inventory management solutions, pricing tools, customer analytics and support.

Our technology is built to operate globally and at scale. We believe our end-to-end technology allows us to successfully manage the inherent complexity of matching highly fragmented and localized supply with global demand. We leverage our centralized technology and operations to reach buyers and sellers across the globe, supporting              languages and accepting payments in              currencies in 2023.

Distribution: Global Distribution Built to Operate Anywhere There Is Demand for Live Events

With one of the largest networks of buyers and sellers in the live events industry, our marketplace is built to offer broad, global distribution anywhere there is demand for live events. Our marketplace benefits from proficiency in customer acquisition and ability to find buyers across marketing channels, which reflects the combination of our brands and industry-leading performance marketing expertise. This marketing engine exists on a global scale. In 2023, buyers from over          countries and territories were able to access a broad catalog of live events in over          countries and territories, and sellers of tickets on our marketplace were able to reach large, global audiences to drive higher revenue and attendance.

Data: Data Intelligence to Optimize Outcomes for Buyers and Sellers

Our leading scale, customer engagement and operating history provide us with valuable data intelligence that we use to optimize outcomes for buyers and sellers. As a category pioneer with over 35 combined years of operating history across StubHub and viagogo, we believe we have amassed a significant data advantage. Fans have purchased more than 400 million tickets through our marketplace since inception, giving us supply, demand and pricing data at scale across event categories and geographies. In addition, our marketplace dynamically sources and prices inventory in real-time, allowing us to track signals throughout the event lifecycle from the initial ticket release date until the day of the event. We leverage our data to inform product experimentation, customer acquisition, personalization, pricing recommendation algorithms and product innovation, which continuously improves the value we provide to buyers and sellers.

The StubHub and viagogo Brands: Trusted Brands That Attract Millions of Participants

Both StubHub and viagogo have built category-defining brands in their respective geographies. Our StubHub brand was built over the last 23 years to become one of the category-defining live events brands in the U.S. today. According to the StubHub Brand Study, StubHub enjoys an aided brand awareness of 75% in the U.S., making StubHub synonymous with live events and positioning our marketplace as the go-to destination for fans to access events. In 2023,     % of our traffic across our global ticketing marketplace came through organic channels. We believe buyers trust the StubHub and viagogo brands to guide them to events they otherwise would not have found on their own with confidence, knowing they are transacting in a trusted environment.

Our Mutually Reinforcing Growth and Liquidity Flywheels

The success of our marketplace and our ability to attract supply and demand is accelerated by our mutually reinforcing flywheels that create a powerful network effect for our business. The combination of our end-to-end technology, global distribution and data intelligence enhanced by our category-defining brands, creates mutually reinforcing flywheel effects that continually increase the growth and liquidity of our global ticketing marketplace.

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Growth flywheel. We leverage our leading brands and performance marketing expertise to attract fans to our marketplace through organic and paid channels. The more fans we attract, the more engagement and purchase intent data we collect. More engagement and purchase intent data fuels our marketing and product conversion engine, allowing us to more efficiently get the right ticket to the right fan through the right product experience and convert them into a buyer. More buyers subsequently generate more transaction volume. As this cycle continues, return on marketing investment increases, powering growth and profitability.

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Liquidity flywheel. More transaction volume from our growth flywheel draws more sellers and ticket inventory. More sellers and ticket inventory increases the selection on our marketplace, attracting more fans and converting them into buyers. As we attract more buyers and sellers, the transaction volume and liquidity of our marketplace increases.

Our entire marketplace benefits from our growth and liquidity flywheel effects as more buyers and sellers enhance our technology, distribution, data and brand, allowing us to better serve fans globally. Our data intelligence benefits from greater buyer and seller engagement and higher transaction volume as we generate increasingly valuable insights that support our marketing strategy, pricing recommendation algorithms and product strategy. As a result, we created a business model that generates strong returns with scale.

Our Direct Issuance Solution

We are in the early innings of disrupting the legacy primary ticketing model by making our tech-enabled marketplace available to CRHs to distribute original issuance tickets. Content owners across verticals have gravitated towards online marketplaces with leading brands, comprehensive data and global distribution because of the unmatched revenue opportunities they provide. We believe this trend will eventually shape the distribution and consumption of live events.

We believe that buyers want a single, trusted and reliable destination to buy any ticket anywhere in the world in their native language and local currency and do not care whether a ticket is originally issued or resold. We also believe that all sellers want to maximize revenue and attendance through broad distribution and data to support smart dynamic pricing.

With our direct issuance solution, CRHs can distribute their tickets for sale through our marketplace as any other seller would. We do not require exclusivity, allowing CRHs to broadcast their inventory simultaneously across many channels to achieve the broadest possible distribution. By accessing our marketplace, CRHs can leverage our global reach, trusted brands and marketing expertise to maximize their distribution and use our wealth of marketplace data to inform intelligent pricing strategies to optimize yield on their ticketing inventory.

We believe that this model has a powerful track record across global digital marketplaces. Across industries, the platforms with the most effective distribution have become the de facto, one-stop shop for the broadest selection of content. We are already executing on this strategy and working with marquee franchises in major sports leagues in the U.S. and abroad and expect to continue growing our relationships with CRHs beyond the relationships in place today.

Trends in our Favor

As we execute our strategy, we believe there are numerous secular tailwinds that will propel our opportunity.

Consumers Are Prioritizing Live Events and Experiences Over Products

A multi-decade trend is underway as consumers have increasingly prioritized experiences and live events over material possessions, which is illustrated by Americans’ spending habits. According to a report by L.E.K. Consulting, consumer spend on experiences as a percentage of discretionary expenditure in the U.S. is expected to reach 32% by 2030, up from 22% in 1985.

Source: Bureau of Economic Analysis; as published in L.E.K. Consulting’s “Experiences With Character: The New Leisure Economy”

© 2021 L.E.K. Consulting.

Live events bring people together around shared passions and create a sense of belonging for fans. By connecting fans with the opportunity to see the artists, musicians and teams they follow live, fans are able to connect with entertainment they love and with other fans that share similar passions. We believe the irreplaceable role that collective experiences play in fostering human connection will continue to accelerate and solidify the draw of, and demand for, live events in the years to come.

Marketplaces Across Verticals Have Become Part of the Everyday Lives of Consumers

Across industries, consumer-facing marketplaces with category-defining brands have become part of our everyday lives. Whether taking a ride on Uber, ordering food through DoorDash, buying a crafted good from a creator on Etsy or booking a unique place to stay on Airbnb, these marketplaces have transitioned purchasing behavior from offline to online channels and removed friction from transaction workflows. Category-leading marketplaces have also demonstrated network effects to bring consumers the best selection at efficient prices while providing the broadest and most efficient distribution to suppliers.

Across Verticals, Content Gravitates Towards Marketplaces with Leading Distribution

Content owners across verticals, such as in e-commerce, media and short-form video, distribute through the platforms with the largest audience in their space, such as Amazon, Netflix and YouTube, because they provide effective monetization channels for their content. In ecommerce, merchants list their products on Amazon to benefit from a large and loyal customer base, which was built through sophisticated data analytics and consumer-friendly fulfillment. In streaming entertainment, studios publish content on Netflix to reach its global subscriber base, retained through data-driven content recommendations. Individual creators are drawn to YouTube’s massive audience, which has given rise to unmatched monetization opportunities. This trend has led to a concentration of content on these and other category-defining platforms, making them the go-to destination for consumers and content owners alike. We believe this trend will also shape the distribution and consumption of live events.

Consumers are Demanding More Content and Becoming Fans of a Broader Range of Live Events

Consumers are becoming fans of more artists, teams and leagues as more types of events gain prominence and fans track their favorite content creators around the globe with greater ease online. For example, the popularity of Formula 1 has surged in recent years, and in 2022, 49% of grand prix attendees were first-time attendees, according to Formula 1. Major League Soccer (“MLS”) set a new single-game attendance record in July 2023 when the 20th El Tráfico edition between LA Galaxy and LA Football Club drew 82,110 fans. This single-game attendance exceeded the number of fans that went to Super Bowl LVII earlier in the year. Fans are also using a broader range of mediums, such as social media, to discover and follow new artists and teams and, as a result, are increasingly seeing them live.

Significant Investment in Live Event Production and Infrastructure is Underway to Meet Growing Demand

There is investment in new content to meet the strong demand for live events. For example, the MLS in the U.S. has added 11 new clubs to the league since 2015. Formula 1 announced 24 races in 2024, the most in its history. In addition, over 30 stadiums with at least 15,000 seat capacity were under construction in 2023 around the world, building over half a million new seating capacity. As more events take place and more venues are constructed to meet increasing demand, we expect more tickets will require online distribution to reach fans.

Better Technology and Greater Demand for Tickets are Driving Increased Secondary Ticketing Velocity

Secondary ticketing market growth continues to outpace live events industry growth overall as resale technology improves and ticket face values rise. Technology has reduced friction in the purchase, sale and transfer of tickets, making it easier than ever for fans to resell. At the same time, growing demand for live events and experiences has increased the face value of tickets, reinforcing the universal need for a liquid resale market. According to Pollstar, the face value of an average concert ticket across the top 100 North American tours was $111.49 in 2022, an increase of over 300% since 1996, creating a greater incentive not to let tickets expire unused.

Our Market Opportunity

We are the category leader in the large and growing global secondary ticketing market, and we believe we have an enormous opportunity ahead of us in secondary ticketing alone. In 2023, we generated substantially all of our GMS from secondary ticketing. We are also focused on the larger opportunity to build the global, branded destination to access live entertainment, which will significantly expand our opportunity beyond secondary ticketing. Having signed direct issuance partnerships with major national sports teams in 2023, our direct issuance offering is in the early stages of what we believe will be a major disruption to the way original issuance tickets are distributed on behalf of CRHs, which represents a global market opportunity that is significantly larger than secondary ticketing. We believe that we are well-positioned to enable even more categories of live events and experiences on our marketplace, further monetize ancillary revenue streams and play an even more vital role in the ecosystem in the future.

We view our market opportunity in terms of a Serviceable Addressable Market (“SAM”), which we address today, and a Total Addressable Market (“TAM”), which we believe we can address over the longer-run. Our SAM today includes the global markets for secondary, original issuance and unsold tickets. We are the clear category leader in the global secondary ticketing market, which we estimate to be $     billion on a GMS basis. We believe that we can capture a significant share of the $     billion original issuance market and enable the distribution of approximately $     billion in unsold tickets through our marketplace. Together these markets represent our SAM, which we estimate to be $     billion. We have further identified several adjacent live events and experiences markets and ancillary services that we believe we can address over time. Including these markets, we estimate our TAM to be $     billion.

Serviceable Addressable Market (SAM)

Secondary Ticketing Market

StubHub is the global leader in the estimated $             billion secondary ticketing market, which includes estimated gross ticket sales of approximately $             billion in North America and approximately $             billion in the rest of the world. In North America, our marketplace has become an established part of the live events ticketing infrastructure, which has contributed to our leading market share in North America and higher levels of overall secondary ticketing adoption.

Our rapid growth in recent periods has been driven by market share gains in North America, secular trends propelling growth of the broader live events industry and the increasing penetration of secondary ticketing within the overall ticketing market as secondary ticketing plays an increasing role in helping fans access events and preventing tickets from going unsold or unused, increasing ticket trading velocity.

We believe we are also the category leader in secondary ticketing in the rest of the world, where the ticketing market outside of North America is more fragmented and takes place predominantly offline. We believe the value proposition we provide fans and sellers applies to all markets globally. Accordingly, we expect international markets to follow the same trend as North America as online penetration increases and marketplace models take hold in ticketing, as they have in other categories such as ride hailing and short-term rentals. We believe we will be able to capture further market share as transaction activity migrates to online channels outside of North America.

Original Issuance Market

We estimate the original issuance market consists of $             billion in annual ticket sales globally as of 2023. We see the opportunity for our global ticketing marketplace to help CRHs and fans solve problems created by the legacy primary ticketing model which we believe does not meet the needs of fans or CRHs. We believe our model represents a better solution to serve all stakeholders by maximizing revenue and attendance for CRHs. Our direct issuance solution does not require exclusivity and provides teams and artists with an additional channel for their tickets sales through our global ticketing marketplace. We are already working with marquee franchises in major sports leagues in the U.S. and with international CRHs to allow them to sell their tickets through our global ticketing marketplace, and we believe we are positioned to further penetrate this market.

Unsold Tickets Market

It is estimated that approximately     % of live event tickets go unsold. We estimate this contributes to approximately $             billion in lost ticket sales each year and that the total lost value to CRHs is much greater when factoring in missed concessions, merchandise and other ancillary revenue generated during the event. Unsold tickets are a result of the inability to find the right fan at the right price due to narrow distribution and lack of pricing intelligence in original issuance ticketing. We believe that our marketplace can provide superior yield management to sellers and CRHs, helping fill seats and capture additional revenue.

Total Addressable Market (TAM)

We estimate our TAM to be $             billion, including our $             billion SAM, $             billion in advertising, $             billion in gaming and sports betting, $             billion in sports and music merchandising and $             billion in tours and attractions, movie tickets and esports tickets. We believe that our market-leading positions will allow us to capture a portion of these adjacent monetization opportunities over the longer-run.

Sports and Music Advertising Market

We believe that the range of options to enable advertising through our marketplace and network of customers is broad, and that the scale, depth and high purchasing intent of our user engagement provides an attractive opportunity to advertise and sell into our sports and music customer base. We believe this will enable us to sell display ads and promoted listings, among other advertising opportunities. Given the existing infrastructure and traffic, we believe that further monetizing our marketplace through advertising will require minimal incremental investment.

Sports Betting Market

Sports is one of the largest categories of ticket sales on StubHub, and we believe that over time we can leverage our proprietary data to monetize sports betting through partnerships, sponsorships and lead generation. Through frequent searches and ticket browsing, the scale of our fan base and data intelligence will enable us to offer differentiated insights to potential future partners in sports betting. Given our existing presence in sports, we anticipate limited technological infrastructure will be required to monetize this adjacency through partnerships, sponsorships and lead generation.

Sports and Music Merchandising Market

Event merchandise, including jerseys and concert memorabilia, are a ubiquitous element of the live event experience. We intend to partner with CRHs to enable them to leverage our distribution to sell merchandise to fans. Given our existing fan and seller relationships, we believe this is a natural extension of our marketplace that we can tap into with limited incremental investment.

Tours and Other Attractions Market

Over the longer-run, we envision ourselves as the global ticketing marketplace for all experiences, including tours, attractions, museums, cinemas and esports. Given our existing brand and global distribution capabilities, we believe we can address the large and fragmented tours and attractions market economically.

Our Value Proposition to Buyers

Our buyers are passionate and engaged fans of live events across the globe. The foundation of our success rests on our ability to offer buyers an experience built on liquidity, transparency, support, security, trust and ubiquitous access to “never sold-out” events of all types, regardless of their size, location or venue. In 2023,                  million buyers purchased                  million tickets on our marketplace.

We offer several key value propositions to buyers:

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Leading global selection. We offer access to a broad catalog of live events in over 75 countries and territories. In addition to accessing a diverse variety of live events, buyers are able to compare a wide selection of seat locations across a range of price points, many of which are below face value.

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Convenient on-demand access. “Never sold-out.” We offer buyers the convenience of buying tickets for a wide array of live events globally, in their local language and currency. Whether buyers are looking to purchase tickets months in advance or minutes on the day of an event, they can access the events they are most passionate about with the flexibility to make a purchase when they know their schedule. For buyers, this creates the experience of an event never being sold-out, even if all tickets have been purchased, as tickets are constantly bought and sold on our liquid marketplace.

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Superior product experience. We offer buyers a frictionless experience, from event discovery to ticket purchase to attending the event. Our easy-to-use applications are accessible on any device and include features such as price comparisons, detailed seat maps and views, secure global payments, ticket transfers and mobile tickets, among others. In 2023, we supported                 languages and accepted                 payments in currencies.

•	Customer support. Our customer support teams are designed to service a global base of buyers. Our support teams ensure they can help our buyers with any issues on a 24/7 basis.

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Security and trust. Every transaction on our marketplace is safeguarded by the highest standards of security and trust that start with secure payment and ticket delivery and extend to the buyer’s experience on event day. Our FanProtect program guarantees all purchases on our marketplace, so buyers have peace of mind knowing their ticket is authentic. We believe that live events represent once-in-a-lifetime experiences; therefore, should any issue with the ticket arise, we have support teams that play a critical role in helping find substitute tickets to ensure a buyer can attend the event.

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Ability to resell. Our marketplace provides liquidity for buyers to make purchases with confidence. Buyers can purchase tickets with the understanding that they can relist them should a conflict arise, or they have a change of heart.

Our Value Proposition to Sellers

We believe that sellers of all types are looking to maximize their revenue, and CRHs are additionally looking to maximize attendance at their events. We connect sellers of all types—individual fans, professional sellers and CRHs—to our passionate and loyal buyers wherever demand for live events exists. Our sellers provide the selection and breadth of global live event inventory that creates a compelling value proposition for our buyers. We believe the breadth and diversity of our sellers, including a large base of individual sellers, set our marketplace apart and create differentiated supply. In 2023,                 million sellers sold                  million tickets on our marketplace.

We offer several key value propositions to sellers:

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Broad global reach. We believe our global ticketing marketplace is the only way for any seller to reach fans throughout the world, in their language and in their currency. Our scaled presence and global footprint attract a diverse and passionate base of buyers across sports, music, theater, comedy and other genres, allowing our sellers to connect with their target audience.

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Marketing expertise. We make it easy for sellers to create a listing, set the price and merchandise their inventory. Once an inventory listing is active, we leverage our historical consumer data to market it to buyers most likely to convert.

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Pricing intelligence. Our pricing tools are designed to help sellers leverage our proprietary dataset of real-time demand data and historical pricing trends. This enables sellers to intelligently set ticket prices and optimizes the process of matching their inventory with the right buyers.

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End-to-end fulfillment, payments and support. All sellers have to do is list a ticket, and we manage the rest. We handle all interactions with buyers on each seller’s behalf, from payment through delivery. We interface with buyers on payment collection and verification, customer service and any issues that may arise after the ticket is sold.

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Security and trust. Our marketplace gives sellers confidence that they will receive payment for each ticket they sell. Sellers of tickets on our marketplace are able to collect payment through a trusted intermediary that serves as a single point of contact. Our technology automatically verifies buyers, payment methods, provides upfront collection of payment and subsequent settlement with the seller. Our seller support team is available 24/7.

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Scalability and flexibility. We make our technology available to sellers of all types and across many geographies, from CRHs to individuals selling a single event ticket. We provide technology that allows our sellers to succeed.

Our Competitive Strengths

We have identified several core strengths that create a competitive advantage for our business and allow us to enhance the live events ecosystem.

Our Leading Brands

Both StubHub and viagogo have built category-defining brands in their respective geographies. Our StubHub brand was built over the last 23 years to become one of the category-defining live events brands in the U.S. today. According to the StubHub Brand Study, StubHub enjoys an aided brand awareness of 75% in the U.S., making StubHub synonymous with live events and positioning our marketplace as the go-to destination for fans to buy and sell tickets to live events. In 2023,         % of our traffic across our global ticketing marketplace came through organic channels. We believe buyers trust the StubHub and viagogo brands to guide them to events they otherwise would not have found on their own with confidence, knowing they are transacting in a trusted environment.

Our Global Footprint and Scale

Our global presence provides leading distribution capabilities and reach among fans around the world. In 2023, buyers from over          countries and territories were able to access a broad catalog of live events in over          countries and territories in          languages and make payments in          currencies, and sellers were able to reach large, global audiences to drive more revenue. Through our marketplace, we facilitate millions of experiences for fans each year. For sellers, we offer aggregated demand for live events wherever it exists, a self-reinforcing global advantage as our large and passionate base of buyers attracts global inventory to our marketplace, which further attracts buyers. In a world where events are increasingly global and cross-border, the breadth of our distribution and trusted brands allow us to provide liquidity to meet the needs of buyers and sellers.

Our Performance Marketing Expertise

Our performance marketing expertise honed over the last decade provides us with a multi-faceted customer acquisition strategy that can deliver superior marketing efficiency and growth. We complement organic traffic generated by our leading brands with high return-on-investment marketing strategies designed to drive high intent fans to our marketplace and leverage a robust experimentation engine powered by our marketplace data to drive customer conversion. Our data intelligence for performance marketing is enhanced by our flywheel, which benefits from greater buyer and seller engagement and higher transaction volume as we generate increasingly valuable insights that support product innovation, conversion optimization, marketing strategies and recommendation algorithms. The combined approach of our performance marketing strategy and our leading brand, supported by our flywheel, provides us with robust user acquisition and seller distribution capabilities.

Our Data Advantage

Our marketplace includes a comprehensive proprietary dataset of live event information, developed through more than 35 years of combined category-leading experience across the StubHub and viagogo businesses. Our ability to utilize this data allows us to better match buyers and sellers, convert potential buyers at a higher rate and generate more leads for sellers across the globe. Our data also allows us to optimize our marketing spend, enhance discovery, promote repeat purchasing behavior and provide personalization to our buyers. Our global scale and capabilities further our data advantage, providing cross-border insights that allow us to better match buyers and sellers around the world.

Our Leading Technology

Our suite of products and services streamlines the purchase and sale experience for buyers and sellers. Our technology was built for events regardless of their size, geographic location or venue. Our technology allows us to facilitate cross-border payments, and our centralized customer support centers provide support in multiple languages. Through our centralized technology and operations, we have solved a complex problem: the ability to operate across different countries, currencies and languages, without the need for local operations.

Our Founder-Led Management Team with Track Record of Delivering Operational Excellence

Our team is led by our visionary founder, Eric Baker, who pioneered our category in the U.S. when he founded StubHub in 2000 and internationally when he launched viagogo in 2006. When viagogo acquired StubHub, we believed that the combination of StubHub’s leading brand and scale in North America with viagogo’s international presence, technology and performance marketing expertise would accelerate the growth of the business and restore StubHub to a clear leadership position following over a decade of eBay ownership, while generating significant profit and cash flow. Since completing the integration in September 2022, we have achieved significant topline, profit and cash flow growth while re-baselining our cost structure. The speed and success of the integration and our financial performance today reflect the operational excellence of the team that pioneered online ticketing marketplaces and is leading our mission to build the global ticketing marketplace for any live event or experience.

Our Strategy for Growth

Our growth strategies are focused on extending the competitive strengths of our business.

Grow Adoption of Our Marketplace Globally

Grow Our Global Base of Buyers

We intend to grow our global base of buyers to increase our geographic reach and distribution capabilities. In 2023, approximately                  million buyers purchased tickets on our marketplace. We believe the nearly universal demand for live events means there are still a significant number of potential buyers in the countries where our marketplace currently offers tickets to live events. We also intend to grow our buyer base by expanding the depth of events on our marketplace, covering more live events taking place all around the world. Lastly, as more buyers purchase tickets on our marketplace, we will be able to generate more data insights into buyer behavior, allowing us to enhance our personalization capabilities and provide more value to buyers.

Grow Our Global Base of Sellers

We intend to grow our global base of sellers and the selection and breadth of global live event inventory they provide. In 2023, approximately                  million sellers sold                  million tickets on our marketplace. We will continue to expand the availability of our technology to sellers of all types who can benefit from our ability to optimize their revenue and attendance.

Grow International Penetration and Unlock More Inventory

The secondary ticketing market outside of North America is more fragmented and takes place predominantly offline. We believe the value proposition we provide fans and sellers applies to all markets globally. Accordingly, we expect international markets to follow the same trend as North America. As the secondary ticketing market leader, we believe that we are well-positioned to benefit as transaction activity migrates to online channels. We are focused on gaining market share in regions where we already have a strong presence such as Europe, as well as expanding into countries where our presence is lower, such as Japan, and entering new countries and territories. We see significant opportunity to continue to grow our international presence and believe increasing online ticket adoption and secondary penetration globally will provide durable growth for our marketplace.

Expand Adoption of Our Direct Issuance Offerings

We intend to continue to grow our relationships with CRHs, expanding beyond the relationships we have in place today. We believe our value proposition, providing broadened distribution and superior pricing intelligence through an open distribution model, is well-positioned to attract more CRHs to use our direct issuance solution. We aim to expand our offerings to include a full suite of services for CRHs seeking to use StubHub for direct issuance to make accessing our marketplace at scale as seamless as possible.

Continue Extending our Technology and Products for Buyers and Sellers

Our technology is built to support innovation, and we have a track record of launching new features and services for buyers and sellers. While we currently manage the services for our fans from end-to-end, including marketing, payment, fulfillment and customer support for all tickets sold on our marketplace, we see additional opportunities to further extend our offerings. Historically, our buyer products and services have focused primarily on demand fulfillment. We see an opportunity to continue developing innovative products for buyers in order to further enhance event discovery and personalization and drive demand creation by converting more fans to buyers and increasing their transaction frequency. Similarly, while our seller products today are primarily focused on inventory management and pricing intelligence, we plan to add additional features to our seller products and tools to continue reducing friction for sellers to list and sell their tickets on our marketplace.

Improve the Monetization of Our Marketplace Through Advertising

There are meaningful sources of additional monetization of our marketplace activity that we do not offer today and intend to offer in the future. For example, we believe that the range of options to enable advertising on our marketplace is broad, and that the scale, depth and high purchasing intent of our user engagement provide an opportunity to sell banner ads and promoted listings, among other types of advertising, in a similar manner to other scaled digital marketplaces. Given the existing infrastructure and traffic on our marketplace, we believe that monetizing through advertising will require minimal incremental investment.

Expand into Adjacent Market Opportunities Across Live Entertainment

In addition to ticketing, we see a number of growth opportunities to capture a portion of adjacent live event markets, such as sports betting and sports and music merchandising. Sports is one of the largest categories of ticket sales on StubHub, and we believe that over time we can leverage our proprietary data to monetize sports betting through partnerships, sponsorships and lead generation. Event merchandise, including jerseys and concert memorabilia, are a ubiquitous element of the live event experience. We intend to partner with CRHs to enable them to leverage our distribution to sell merchandise to fans. Given our existing fan and seller relationships, we believe these are natural extensions of our marketplace that we intend to address over time.

Expand into Additional Live Event and Experience Categories

While our marketplace was built to handle large experiences across sports, music, theater, comedy and other genres, it is extensible across events and experiences regardless of their size, geographic location or venue. We believe our strategic position in the live events ecosystem positions us to work with sellers of other live experiences. For example, expanding our offering to include tickets for tours, attractions, museums, cinemas, esports and other experiences is a logical next step for our marketplace. We believe that our end-to-end technology, global distribution, data and brand will enable us to address more types of experiences.

Our Products and Services for Buyers

Our marketplace serves as a starting point for fans to access tickets to live events. Our products and services for buyers are designed to help them find and purchase tickets to the events they are most interested in across a variety of parameters.

Website and Mobile Application

Buyers can visit our marketplace through StubHub and viagogo interfaces on desktop, tablet, mobile web and mobile applications on iOS and Android. We have built a number of capabilities across website and mobile applications to ensure that buyers have a frictionless transaction experience. These capabilities include:

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Live event search. We allow buyers to sort through our broad live event catalog using filters such as time, location, genre and price, among others. For example, our “best seats” filter allows buyers to see the highest quality seats within a venue, considering several factors including seat location, seat details—such as an aisle seat—and other amenities, such as a parking pass. Additionally, we leverage location data of buyers across our website and mobile application to highlight live events occurring in their proximity.

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Price comparison. Our depth of inventory allows us to offer buyers a variety of tickets across dates, venues and locations. To facilitate a frictionless purchasing experience, our platform enables buyers to compare prices across a number of these parameters. Our platform also gives buyers the ability to view prices with estimated fees to provide them with transparency and comfort in their purchase.

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Frictionless payment experience. Buyers are able to use all major credit cards, debit cards and other payment methods including StubHub gift cards, PayPal, Apple Pay and Google Pay. Additionally, we have partnered with Affirm to provide buyers with financing options for larger purchases.

FanProtect Guarantee for Buyers

The StubHub FanProtect Guarantee promises that buyers who transact on our marketplace will receive valid tickets to the event or their money back, which allows buyers to purchase with confidence. In rare instances when there is an issue with an order, our customer support team works to help buyers find replacement tickets. If an event is canceled and not rescheduled, buyers have the option of receiving a credit or cash refund.

Deep Customer Support

We have made significant investments in customer support to help buyers with any issues that they may face. Our network of 24/7 customer support teams are based in multiple call centers around the world and are proficient in many languages. Our support teams provide a wide range of services for buyers throughout their transaction experience, from helping them secure tickets to highly sought-after events to tracking order delivery status to finding replacement tickets should any issue arise with an order.

Our Products and Services for Sellers

Our marketplace helps fans sell tickets to any event, regardless of the number of tickets they are selling. Our products and services enable sellers to list, price, manage and effectively sell their inventory in a secure manner.

Inventory Management

We offer sellers a comprehensive inventory management solution with the ability to create, update, delete and manage their listings all from a single dashboard view. The solution generates unique barcodes for mobile and desktop listings that enable tickets to be transferred between devices and used for event entry.

Pricing Tools and Price Guidance

We leverage our proprietary live events data to provide pricing recommendations to sellers. For sellers with single listings, our price comparison tool makes it easy to gauge the premium or discount of their offering compared to similar active listings. For sellers with multiple listings, we offer more advanced pricing features such as market insights and price comparisons to other events. Our tools also give sellers the ability to set alerts to better manage their inventory and pricing in real-time as the event approaches.

Customer Analytics and Engagement

We enable our sellers to better manage their businesses by providing a deeper lens into their end-customers’ behavior and engagement. Our solution provides a transparent view into the buyer journey to better inform our sellers and help them optimize their listings.

Accounting Tools

We provide our sellers with key accounting tools to help sellers track their sales data.

FanProtect Guarantee for Sellers

Our FanProtect Guarantee also covers sellers, allowing them to sell tickets with confidence in the security of the sale. The guarantee promises sellers that it is free to list tickets, that they are able to set their price and adjust it at any time before the tickets are sold and that they will receive hassle-free and timely payment.

Deep Customer Support

Our customer support infrastructure helps sellers resolve any issues they may encounter from listing, pricing and fulfilment of their tickets to utilization of our seller tools. We leverage the same global, multi-lingual customer support network that we have built for our buyers to support our sellers.

Sales and Marketing

Our sales and marketing strategy is designed to attract a large number of buyers and sellers to our marketplace. We do this through multiple means. We leverage the complementary strengths of our brands and our expertise in performance marketing globally to drive efficient customer acquisition costs.

StubHub has historically pursued a brand marketing-driven strategy and has established an aided brand awareness of 75% in the U.S., according to the StubHub Brand Study. This allows us to attract most buyers organically through our brand awareness. We supplement organic traffic with performance marketing, which is focused on attracting high-intent visitors to our sites through search engine marketing and social media marketing.

StubHub Acquisition and U.K. Competition and Markets Authority Final Report

On February 13, 2020, we entered into a stock purchase agreement to acquire StubHub from eBay for $4,114.1 million in cash consideration. The U.K. CMA undertook an investigation of the StubHub Acquisition and concluded that the combination of StubHub and viagogo had resulted, or may be expected to result, in a substantial lessening of competition within the supply of uncapped secondary ticketing platform services for the resale of tickets to U.K. events. The U.K. CMA ultimately required us to undertake a divestiture of the international operations of the StubHub business. The final undertakings in connection with the StubHub Acquisition and the final report from the U.K. CMA relating to the divestiture of the StubHub international business were implemented in September 2021, allowing us to begin full operational integration of the two businesses.

Prior to this and in connection with the same investigation, the U.K. CMA issued orders dated February 7, 2020 and July 3, 2020 (referred to as “hold separate orders”) that required us to pause any action related to the integration of StubHub with the viagogo business to ensure that no action was taken which might prejudice or impede the taking of any action by the U.K. CMA. As a result of the U.K. CMA investigation (including particularly the hold separate orders), we could not proceed with full integration of the two businesses until the U.K. CMA completed its investigation. Notwithstanding the hold separate orders, under the supervision of a monitoring trustee, we were permitted to make resource allocation decisions on a combined basis and take certain cost reduction measures during the pendency of the hold separate orders, in part, due to the unique circumstances of the COVID-19 pandemic. On October 22, 2020, the U.K. CMA provisionally found that the completed acquisition had resulted, or may be expected to result, in a substantial lessening of competition. The U.K. CMA also published a notice of possible remedies with the provisional findings on October 23, 2020.

In January 2021, we submitted a remedy proposal to the U.K. CMA that comprised the divestiture of StubHub’s international business, including its business in the U.K., together with certain behavioral measures (the “Remedy”). On February 2, 2021, the U.K. CMA issued its final report in which it concluded that the Remedy was its preferred remedy and that the integration of the StubHub business could proceed subject to the Remedy. The Remedy would allow the purchaser of the StubHub international business to compete successfully in the U.K. on an ongoing basis, and provide an attractive foundation for the growth of that business. On April 9, 2021, we provided final undertakings to the U.K. CMA to implement the Remedy, which the U.K. CMA accepted. On August 6, 2021, we entered into a share purchase agreement to sell the StubHub international business, and the divestiture was completed on September 3, 2021 (the “Divestiture Closing Date”). The U.K. CMA issued its case closure summary on September 8, 2021, which brought its investigation to a close. Following the completion of the divestiture and the U.K. CMA’s investigation, we began full operational integration of the undivested StubHub business with viagogo.

In connection with the approval of the StubHub Acquisition and closing of its investigation, the U.K. CMA accepted the final undertakings in connection with the divestiture, which provided certain measures for implementing the divestiture. The post-closing obligations imposed on us by the final undertakings include, among other things: (i) that we refrain from using the StubHub brand (including in advertisement text or in links to websites) to target customers (using geographic targeting mechanisms available on the search engine advertising platforms) based in North America seeking U.K. live events using paid search advertising (including Google and other search engines) for a period of five years from the Divestiture Closing Date; (ii) that we refrain from relisting the original StubHub mobile app on the Apple and Google app stores outside of North America for a period of 10 years from the Divestiture Closing Date; (iii) that we implement a mechanism to redirect resellers or buyers of tickets to U.K. live events from our website to the website of the purchaser of the StubHub international business for a period of five years from the Divestiture Closing Date; (iv) that we refrain from listing any tickets to U.K. live events on the StubHub North America domains for a period of five years from the Divestiture Closing Date; (v) that we implement a mechanism to redirect all sellers or buyers who appear to be located in the U.K. based on location settings of the customer’s device from the original StubHub mobile app to the mobile app of the purchaser of the StubHub international business for a period of five years from the Divestiture Closing Date; and (vi) that we refrain from displaying any inventory for U.K. live events on the original StubHub mobile app for a period of five years from the Divestiture Closing Date. In addition, the post-closing obligations require us to appoint a monitoring trustee, subject to approval by the U.K. CMA, to oversee the website and mobile redirection mechanisms, at our cost, and to provide any access or information that the monitoring trustee may require for the duration of the redirection mechanisms.

The sale of the StubHub international business was completed on September 3, 2021, pursuant to the share purchase agreement entered into on August 6, 2021 between us and a third party. No cash consideration was received from the buyer for the sale of the business, and we provided aggregate cash funds of $45.4 million to the buyer, which included working capital adjustments, and have agreed to indemnify the buyer for up to $23.0 million of claims (subject to certain additional baskets for breaches of our ancillary documents and litigation- and tax-related matters, in addition to an overall carve out to the cap for fraud claims). The transaction also includes a customary purchase price adjustment for working capital and indebtedness.

Competition

We operate in a highly competitive environment. As we seek to continue growing our marketplace globally, we face competition in attracting buyers and sellers.

We compete to attract and retain buyers to and on our marketplace, as buyers have a range of options to search and discover tickets for live events and experience. We compete for buyers based on many factors, including differentiated inventory, our brands, ease of use of our marketplace and the trust and safety of our offerings. We compete to attract and retain sellers on our platform to list their tickets, as sellers have a range of options for doing so. We compete for sellers based on many factors including the scale of our buyers, ease of use of our marketplace, our brands and seller trust and security.

We believe we compete favorably based on multiple factors, including the global scale and geographic reach of our marketplace, the strength and loyalty of our buyers and sellers, our brands, organic traffic, differentiated breadth and depth of our inventory, our product functionality, including payments, security protections, and the extensibility of our platform.

Intellectual Property

Our business relies substantially on the creation, use and protection of intellectual property related to our platform and services. We place great value on the protection of our intellectual property. We protect our intellectual property through a combination of intellectual property rights, including numerous trademarks, service marks domain names, copyrights, trade secrets and patents, as well as through contractual protections with employees, contractors, customers, suppliers and others.

We have registered domain names, trademarks and service marks in the U.S. and numerous foreign countries, and we have filed U.S. and foreign patent applications and have obtained U.S. and foreign patents. Our principal trademarks include viagogo, StubHub and FanProtect. While the duration of trademark registrations varies from country to country, trademarks are generally valid and may be renewed indefinitely so long as they are in use and their registrations are properly maintained.

Protecting our intellectual property can be costly and time consuming given the expanse of jurisdictions in which we operate, and third-party infringement claims may arise from time to time. For more information, see “Risk Factors—Risks Relating to Information Technology, Cybersecurity and Intellectual Property—If we fail to adequately protect or enforce our intellectual property rights, our competitive position and our business could be materially adversely affected.”

As part of the U.K. CMA final undertakings, we have exclusively licensed the trademarks and domain names associated with the StubHub brand outside of the U.S. and Canada to the acquirer of the StubHub international business. In addition, we have also exclusively licensed certain patents, inventions and other technology subsisting in the StubHub platform on a worldwide basis to the same entity.

Government Regulation

Government regulation impacts key aspects of our business. These laws and regulations govern matters such as privacy, data protection, intellectual property, competition, consumer protection, ticketing, payments, anti-corruption, anti-money laundering compliance, transmitting money, billing and ecommerce, labor and employment and taxation, among other matters. For example, we are required to comply with federal, state and international laws, regulations and other standards designed to protect personal data, including the California Consumer Protection Act, the GDPR and the PCI Data Security Standard, which govern privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and user data, an area that is increasingly subject to legislation and regulations in numerous jurisdictions.

We are required to comply with laws, regulations and rules of various jurisdictions with respect to commerce, including the Federal Trade Commission Act of 1914. We are subject to consumer protection laws applicable to all consumer services and all digital platforms. Moreover, we are subject to laws, regulations and rules of various jurisdictions with respect to original issuance and secondary ticketing services, including the Better Online Ticket Sales Act of 2016. Certain jurisdictions have laws that require registration or license for the secondary ticketing business and/or provide limitations on the ability of ticket sellers to resell tickets. From time to time, federal, state, local and international authorities and/or consumers commence investigations, inquiries or litigation with respect to our compliance with applicable consumer protection, advertising, unfair business practice, antitrust (and similar or related laws) and other laws. Some jurisdictions prohibit the resale of event tickets (anti-scalping laws) at prices above the face value of the tickets or at all, or highly regulate the resale of tickets, and new laws and regulations or changes to existing laws and regulations imposing these or other restrictions could limit or inhibit our ability to operate, or our users’ ability to continue to use, our platform. We regularly work with outside counsel to support our compliance with such laws and regulations and adjust our secondary ticketing policies accordingly.

In addition, ticketing laws and regulations vary among jurisdictions, and it is unclear how such laws will be applied to our business as a result of the COVID-19 pandemic. As a result of the COVID-19 pandemic, we experienced a high volume of event reschedules, postponements, and cancellations and made certain changes to our refund practices. Such changes to our refund practices drew the attention of, and inquiries from, various U.S. state attorneys general and other federal regulators, and resulted in publicly filed settlements with certain U.S. state attorneys general, as described above in “Risk Factors—Risks Relating to Government Regulation and Litigation.”

We are subject to laws and regulations that affect companies conducting business on the internet in many jurisdictions where we operate. With the continued state adoption of internet sales tax laws and marketplace facilitator laws, more buyers will encounter sales tax for the first time on our platform in the future. Tax collection responsibility and the additional costs associated with complex sales and use tax collection, remittance and audit requirements could create additional burdens for buyers and sellers on our website and mobile app.

Many of the laws and regulations to which we are subject are still evolving and being tested in courts and could be interpreted in ways that could harm our business. In addition, the application and interpretation of these laws and regulations often are uncertain, particularly in the rapidly evolving industry in which we operate. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and variances and inconsistencies from jurisdiction to jurisdiction may further increase the cost of compliance and doing business. As we expand and localize our international activities, we are increasingly becoming obligated to comply with additional laws of countries or markets in which we operate. In addition, because our services are accessible worldwide and we facilitate sales of goods and provide services to users worldwide, one or more jurisdictions may claim that we or our users are required to comply with their laws based on the location of our servers or one or more of our users, or the location of the product or service being sold or provided in an ecommerce transaction. We may be subject to multiple overlapping legal or regulatory regimes that impose conflicting requirements on us (e.g., in cross-border trade).

Data Privacy and Security

Maintaining the trust of buyers and sellers who use our platform is fundamental to our success. Compliance with applicable data protection, data privacy and security laws, rules, regulations, policies, industry standards and other legal obligations regulating the collection, storage, sharing, disclosure, transfer, use and other processing of personal data is integral to our business strategy and to the creation and maintenance of trust in our platform. We take a variety of technical and organizational security measures and other procedures and protocols designed to protect our data and information, including personal data and other data pertaining to buyers and sellers, employees and other parties, and to maintain compliance with changing domestic and international data privacy regulations. Our policies and procedures detail operational requirements that are designed to support system specifications, security commitments and compliance with relevant laws and regulations, and we evaluate these control mechanisms and our data privacy and security related risks internally on an ongoing basis.

Despite our systems and processes that are designed to protect information and prevent security breaches or incidents, we may be unable to anticipate or prevent accidental or unauthorized access to or processing of data. In addition, much of the personal data that we collect, especially financial information, is regulated by multiple laws, including several data privacy laws. Such laws may be interpreted and applied inconsistently from country to country. In many cases, these laws apply not only to third-party transactions, but also to transfers of information between or among ourselves, our subsidiaries and other parties with which we have commercial relationships. See “Risk Factors—Risks Relating to Government Regulation and Litigation—Cybersecurity risks, data loss or other breaches of our network security could materially harm our business and results of operations, and the processing, storage, use and disclosure of personal data or sensitive information could give rise to liabilities and additional costs as a result of governmental regulation, contract disputes, litigation and conflicting legal requirements relating to personal privacy rights and security of sensitive information” for more information.

Facilities

Our principal executive office is located at 175 Greenwich Street, 59th Floor, New York City, New York 10007 and consists of approximately 44,000 square feet of space under a lease that expires in September 2026. We also lease additional office spaces in Ireland, Switzerland, Malta, Taiwan and Los Angeles, California. We lease all of our facilities and do not own any real property. We intend to procure additional space in the future as we continue to add employees and expand geographically. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Our People and Human Capital Resources

We aim to hire driven, courageous, inventive and diverse team members. We foster a richly diverse culture that accepts and encourages the ideas of all people to fuel further innovations and drive the continued growth of the business. Therefore, diversity and inclusion are a key priority for us as a company, as it is both imperative to our business success as well as a fundamental part of our core values. Our diversity and inclusion initiatives include Communities of Inclusion, which are employee-led, leader-sponsored groups that promote a culture of belonging with chapters all over the world.

Our employees are based in locations around the world, including key hubs in New York, Los Angeles, Salt Lake City, Ireland and Switzerland. As of September 30, 2023, we had 974 full-time employees, including 259 employees employed outside of the U.S. As of September 30, 2023, our team also included 47 contractors and consultants.

None of our employees are represented by a labor union or subject to a collective bargaining agreement. We have not experienced any work stoppages due to employee disputes, and we believe our relationship with our employees to be good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards.

Legal Proceedings

We are involved in legal and regulatory proceedings, claims and inquiries on an ongoing basis in the ordinary course of our business. Other than as set out below, we are not presently a party to any legal proceedings that we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition or cash flows. However, certain of these legal and regulatory proceedings, claims and governmental inquiries are in early stages and may result in an indeterminate amount of liability. The results of any current or future legal or regulatory proceeding, claim or inquiry cannot be predicted with certainty, and regardless of the outcome, any such matter could have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

Wang v. StubHub

StubHub is defending a putative class action in San Francisco County Superior Court, State of California, captioned Susan Wang, Rene’ Lee and all others similarly situated v. StubHub Inc., CGC-18-564120. This case was filed on February 5, 2018 and asserts claims on behalf of the class purporting that StubHub engaged in “drip pricing,” allegedly misleading customers with an initial headline price before application of unavoidable taxes and fees charged at checkout. Plaintiff asserts claims under California’s Unfair Competition Law, False Advertising Law and Consumers Legal Remedies Act and seeks injunctive relief, restitution, compensatory and punitive damages and attorneys’ fees and costs.

After the parties reached an agreement in principle and signed a non-binding term sheet to settle the case, a preliminary settlement agreement was submitted to the court on July 14, 2021. The parties submitted supplemental briefings requested by the court on September 10, 2021. In the fourth quarter of 2022, this matter was settled resulting in (1) attorney and administration fees of $3.1 million, (2) cash settlement to class members of $1.5 million and (3) $20.0 million in sales credits for future ticket purchases.

The settlement agreement does not include any injunctive relief or require us to change any of our business practices.

COVID-19 Refund Policy Investigations

On March 25, 2020, StubHub modified its refund policy under its FanProtect guarantee so that it only provided for marketplace credit for events canceled due to the COVID-19 pandemic, rather than a cash refund as previously guaranteed. Following the change in policy, regulatory investigations were commenced by the Federal Trade Commission (“FTC”) and over ten U.S. state Attorneys General. As the effects of the COVID-19 pandemic on public events began to subside, StubHub, in May 2021, announced a program to offer impacted fans the opportunity to choose between a cash refund for tickets to events that had been cancelled during the pandemic or to retain their marketplace credit. StubHub subsequently entered into settlement agreements with 11 state Attorneys General whereby StubHub among other things, agreed to offer cash refunds, the majority of which StubHub had already provided and paid through its aforementioned May 2021 program. We continue to have discussions with certain regulatory agencies in the U.S. related to our COVID-19 refund policies and practices and may agree to future resolutions with such agencies. Because, as noted above, StubHub has already offered refunds to impacted fans, StubHub does not believe that the FTC or state regulators in the U.S. will require the payment of any material fines or other relief that will negatively impact the business.

MANAGEMENT

The following table sets forth information regarding our executive officers and directors as of September 30, 2023:

Name	Age	Position(s)
Executive Officers
Eric H. Baker	50	Founder, Chief Executive Officer and Director
Connie James	42	Chief Financial Officer
Nayaab Islam	37	President
Artem Yegorov	42	Chief Technology Officer
Mark Streams	50	General Counsel
Non-Employee Directors
		Director
		Director

Eric H. Baker founded StubHub in 2000 and founded viagogo in 2006. He has served as Chief Executive Officer and member of the board of directors of viagogo since 2006, and Chief Executive Officer and member of the board of directors of StubHub Holdings since February 2020. Prior to founding StubHub and viagogo, Mr. Baker worked for McKinsey & Company, a management consulting firm, and Bain Capital, a private equity firm. Mr. Baker holds a Bachelor of Arts from Harvard College and received an MBA from Stanford Business School. We believe Mr. Baker’s experience in the industry and extensive business knowledge qualifies him to serve on our board of directors.

Connie James has served as our Chief Financial Officer since August 2023. Ms. James joined us from Light & Wonder (NASDAQ: LNW and ASX: LNW), a games and entertainment company, where she worked from January 2020 to August 2023 and most recently served as Chief Financial Officer, Treasurer and Corporate Secretary. From March 2019 to January 2020, Ms. James worked at Cargill, a global agriculture company, where she served as a Corporate VP of Finance. Prior to Cargill, she spent seven years at Aristocrat Leisure (ASX: ALL), a gaming and technology company, where she held the role of Chief Financial Officer of the Global Land Based Gaming division. Ms. James also previously served as a member of the board of directors of SciPlay Corporation. Ms. James holds a Bachelor of Science from the University of Nevada, Las Vegas and is a licensed CPA in the State of Nevada.

Nayaab Islam has served as our President since 2022 and in various other roles at viagogo and StubHub, including Head of Product, since August 2007 and StubHub Holdings since February 2020. Mr. Islam holds both a Bachelor of Arts and Master of Arts from the University of Cambridge.

Artem Yegorov has served as our Chief Technology Officer since March 2022. Prior to that time, Mr. Yegorov served as SVP of Research and Development at The Trade Desk since March 2014.

Mark Streams has served as General Counsel of viagogo since August 2011 and StubHub Holdings since February 2020. Mr. Streams holds a Bachelor of Arts from Duke University and a Juris Doctor from Harvard Law School.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Composition of our Board of Directors

Our board of directors is currently composed of                  members. Our amended and restated certificate of incorporation will provide that the number of directors of our board shall be established from time to time by our board. Mr. Baker will serve as the chair of the board of directors.

Director Independence

Our board of directors has undertaken a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Our board of directors has affirmatively determined that each of our directors, other than Mr. Baker, is an “independent director,” as defined under the rules of                 . In making these determinations, our board of directors considered the current and prior relationships that each director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each director and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.” In addition to determining whether each director satisfies the director independence requirements set forth in the listing requirements of                 , in the case of members of the audit committee, our board of directors made an affirmative determination that such members also satisfy separate independence requirements and current standards imposed by the SEC and                 . Mr. Baker, our founder and Chief Executive Officer, controls more than 50% of our combined voting power. As a result, upon the completion of this offering, we will be a “controlled company” within the meaning of the corporate governance standards of                 . Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may, and intend to, elect not to comply with certain corporate governance requirements, including                 .

Leadership Structure of the Board

Our amended and restated bylaws and corporate governance guidelines provide our board of directors with flexibility to combine or separate the positions of chair of the board of directors and Chief Executive Officer and to implement a lead director in accordance with its determination regarding which structure would be in the best interests of our company.

Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Role of Board in Risk Oversight Process

Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies and presents the steps taken by management to mitigate or eliminate such risks.

Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. While our board of directors is responsible for monitoring and assessing strategic risk exposure, our audit committee is responsible for overseeing our major financial and cybersecurity risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee also approves or disapproves any related person transactions.

Audit Committee

Our audit committee will be responsible for, among other things:

•	appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

•	discussing with our independent registered public accounting firm its independence from management;

•	reviewing with our independent registered public accounting firm the scope and results of their audit;

•	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the quarterly and annual financial statements that we file with the SEC;

•	overseeing our financial and accounting controls and compliance with legal and regulatory requirements;

•	reviewing our policies on risk assessment, risk management and risk oversight, including responsibility for oversight of risks and exposures associated with major financial and cybersecurity risks;

•	reviewing related person transactions; and

•	establishing procedures for the confidential, anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Our audit committee will consist of                 ,                  and                 , with                  serving as chair. Our board of directors has affirmatively determined that                 ,                  and                  each meet the definition of “independent director” for purposes of serving on the audit committee under Rule 10A-3 under the Exchange Act and                  rules. Each member of our audit committee also meets the financial literacy requirements of                  listing standards. In addition, our board of directors has determined that                  will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors will adopt a written charter for the audit committee, to be effective in connection with the effectiveness of the registration statement of which this prospectus forms a part, which will be available on our principal corporate website at              . The information contained on, or that can be accessed through, our website is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Indemnification and Insurance

We maintain directors’ and officers’ liability insurance. Our amended and restated certificate of incorporation and amended and restated bylaws will include provisions limiting the liability of directors and officers and indemnifying them under certain circumstances. We have entered into indemnification agreements with all of our directors to provide our directors and certain of their affiliated parties with additional indemnification and related rights. See “Description of Capital Stock—Limitation on Liability of Directors and Indemnification.”

Code of Conduct and Ethics

We will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. In connection with the effectiveness of the registration statement of which this prospectus forms a part, our code of business conduct and ethics will be posted on our principal corporate website at              . In addition, we intend to post on our website all disclosures that are required by law or                  listing standards concerning any amendments to, or waivers from, any provision of the code. The information contained on, or that can be accessed through, our website is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Director Compensation

The following table sets forth information concerning the compensation earned by our non-employee directors during the fiscal year ended December 31, 2022. Although Mr. Baker and Mr. Streams serve as members of our board of directors, each was employed by us during fiscal year ended December 31, 2022 and did not receive any additional compensation from us for service on our board. In addition, none of our directors other than                  received compensation from us for service on our board of directors. Accordingly, each has been omitted from the table below.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)

(1)

Amounts shown represent the grant date fair value of stock awards granted during fiscal year 2022 as calculated in accordance with ASC Topic 718. See Note 17, “Stock-Based Compensation” to our consolidated financial statements included elsewhere in this prospectus for the assumptions used in calculating this amount.

The table below shows the aggregate numbers of unvested stock awards held as of December 31, 2022 by each non-employee director who was serving as of December 31, 2022.

Name	Shares Underlying Options Outstanding at Fiscal Year End	Unvested Stock Awards Outstanding at Fiscal Year End

EXECUTIVE COMPENSATION

The following is a discussion and analysis of compensation arrangements of our named executive officers (“NEOs”). This discussion contains forward looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

We seek to ensure that the total compensation paid to our executive officers is reasonable and competitive. Compensation of our executives is structured around the achievement of individual performance and near-term corporate targets as well as long-term business objectives.

Our NEOs for fiscal year 2022 were as follows:

•	Eric Baker, our Chief Executive Officer;

•	Nayaab Islam, our President; and

•	Artem Yegorov, our Chief Technology Officer.

2022 Summary Compensation Table

The following table sets forth total compensation paid to our NEOs for the fiscal year ended December 31, 2022.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Eric Baker Chief Executive Officer	2022 2021	2,500,000 2,500,000	2,000,000 11,862,989	— —	— 2,500,000	620,178 8,775,636	5,120,178 25,638,625
Nayaab Islam President	2022 2021	2,000,000 2,000,000	1,000,000 2,250,000	— —	2,000,000 2,500,000	11,025,079 15,665,558	16,025,079 22,415,558
Artem Yegorov(5) Chief Technology Officer	2022	1,187,500	1,000,000	22,715,121	—	11,539	24,914,160

(1)

$2,000,000 of the amount reported for Mr. Baker and $1,000,000 of the amount reported for Mr. Islam constitute the minimum bonus payable to each executive under our performance-based bonus program. The amount reported for Mr. Yegorov constitutes sign-on bonuses paid to Mr. Yegorov in connection with his commencement of employment with us.

(2)

Amounts shown represent the grant date fair value of RSUs granted during fiscal year 2022 as calculated in accordance with ASC Topic 718. During 2022, Mr. Yegorov was granted RSUs that are subject to both service-based and liquidity event vesting conditions. The grant date fair value of RSUs granted in 2022 reported in the table above assumes achievement of the liquidity event condition. Note that although the grant date fair value assuming achievement of the liquidity event condition is included in the table above, the liquidity event condition was not deemed probable on the grant date. See Note 17, “Stock-Based Compensation” to our consolidated financial statements included elsewhere in this prospectus for the assumptions used in calculating these amounts.

(3)	Amount reported for Mr. Islam constitutes cash bonus awarded to the executive in 2022 upon achievement of certain performance goals for 2022.
(4)	The following table provides the amounts of other compensation, paid to, or on behalf of, NEOs during 2022 included in the “All Other Compensation” column:

Name	Supplemental Health Coverage ($)	Tax/Estate Planning Services ($)	Child Care Expenses ($)	Private School Tuition ($)	Housing Allowance ($)	Loan Forgiveness ($)	Tax Gross Up Payments	Total ($)
Eric Baker	119,365	105,121	227,499	168,193	—	—	—	620,178
Nayaab Islam	—	—	—	—	120,000	5,026,580	5,878,499	11,025,079
Artem Yegorov	11,539	—	—	—	—	—	—	11,539

(5)

Mr. Yegorov Commenced employment with us on March 14, 2022 at an annual salary rate of $1,500,000. The amount reported reflects his prorated annual salary for the portion of the year in which he was employed by us.

Narrative to Summary Compensation Table

2022 Salaries

Our NEOs each receive a base salary to compensate them for services rendered to our company. The base salary payable to each NEO is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.

For fiscal year 2022, Mr. Baker, Mr. Islam and Mr. Yegorov had an annual base salary of $2,500,000, $2,000,000, and $1,500,000, respectively. Mr. Yegorov commenced employment with us on March 14, 2022 and his salary was prorated for the portion of the year in which he was employed by us.

Our board of directors and compensation committee may adjust base salaries from time to time in their discretion.

2022 Annual Bonuses

We maintain an annual performance-based cash bonus program in which Messrs. Baker and Islam participated in fiscal year 2022 and pursuant to which each was entitled to receive a bonus based on the achievement of certain financial goals. Mr. Baker and Mr. Islam were guaranteed to be paid a minimum of $2,000,000 and $1,000,000, respectively, under the program irrespective of performance.

Sign-On Bonuses

Mr. Yegorov is entitled to sign-on bonuses in the aggregate amount of $1,500,000 under his offer letter with us. $1,000,000 of the sign-on bonuses were paid in 2022.

Equity-Based Compensation

We have granted stock options and RSUs to our NEOs to attract and retain them, as well as to align their interests with the interests of our stockholders. Our stock options generally vest over four years subject to continued service to the Company and, prior to our Class A common stock becoming publicly traded, our restricted stock units vest based on satisfaction of both a liquidity event condition and a service-based condition. The liquidity event condition will be satisfied once shares of our Class A common stock become publicly traded. The service-based condition is generally satisfied over four years subject to continued service to the Company.

2022 RSU Grants

In December 2022, per the terms of his offer letter, we granted Mr. Yegorov 134,409 RSUs under our 2022 Omnibus Incentive Plan (the “2022 Plan”). The service-based condition of the RSUs is satisfied as to 20% of the RSUs on the first anniversary of the grant date and as to 6.67% of the RSUs each quarter thereafter, subject to Mr. Yegorov’s continued service to us through the applicable date. The liquidity event vesting condition of Mr. Yegorov’s RSUs will be satisfied as described above.

We adopted our 2022 Plan in order to facilitate the grant of cash and equity incentives to directors, employees (including our NEOs) and consultants of our company and certain of its affiliates and to enable us to obtain and retain services of these individuals, which is essential to our long-term success. The 2022 Plan became effective on January 1, 2022. For additional information about the 2022 Plan, please see“—Equity Compensation Plans” below.

Other Elements of Compensation

Retirement Savings and Health and Welfare Benefits

We currently maintain a 401(k) retirement savings plan for our employees, including our NEOs, who satisfy certain eligibility requirements. Our NEOs are eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our NEOs, in accordance with our compensation policies.

All of our full-time employees, including our NEOs, are eligible to participate in our health and welfare plans, including medical, dental and vision benefits; medical and dependent care flexible spending accounts; short-term and long-term disability insurance; and life and AD&D insurance.

Perquisites and Other Personal Benefits

Mr. Baker receives the following executive benefits under our Key Executive Benefits Plan: (i) reimbursement of up to $50,000 per year to offset medical and health care costs and expenses; (ii) payment for the cost of one physical examination per year for the executive and the executive’s spouse; (iii) reimbursement of up to $50,000 per year for the costs of tax and estate planning; (iv) $100,000 for child-care expenses, provided that the executive has worked on a full-time, five days per week basis in the New York or Los Angeles office during the calendar year; (v) reimbursement of up to $40,000 per year per child (up to three children) for private school tuition; and (vi) reimbursement for air travel expenses for his spouse if his spouse accompanies him on business travel. We also gross up any taxes incurred by Mr. Baker in connection with the foregoing perquisites.

Mr. Islam’s employment agreement provides that he is entitled to receive the following perquisites and additional benefits: (a) reimbursement for the costs of up to six round-trip business class airfares for him and his family between New York and London, England during the 2022 calendar year; (b) a housing allowance of $10,000 per month for his flat in London; and (c) if the Company terminates him without cause (as defined in the employment agreement), we will pay or reimbursement up to $50,000 in expenses related to his relocation back to London.

In addition, we have provided Mr. Islam loans to facilitate the purchase of our common stock through the exercise of stock options. During 2022, we forgave the principal and accrued interest on four loans previously extended to Mr. Islam in the aggregate amount of $5,878,499 and paid him $5,026,580 as a full gross up to cover the taxes he incurred in connection with such loan forgiveness and such payment.

Prior to the completion of this offering, we will forgive the principal and accrued interest on additional loans previously extended to Mr. Islam and pay him a bonus intended to cover the taxes he incurs in connection with such loan forgiveness along with the taxes incurred on the bonus. See “—Executive Compensation Arrangements” below for additional information on the loans, loan forgiveness and bonus payments.

Mr. Yegorov’s offer letter with us provides for him to receive supplemental health benefits covering up to $25,000 of medical and health care costs and expenses and an annual physical for himself and his spouse.

Outstanding Equity Awards at 2022 Fiscal Year End

The following table lists all outstanding equity awards held by our NEOs as of December 31, 2022.

			Option Awards
Name	Vesting Commencement Date		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised, Unearned Options (#)(1)	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)(2)
Eric Baker			147,863	—	—	$2.73	7/1/2026	—	—
			—	—	1,839,042	$30.21	5/1/2028	—	—
	5/1/2018	(3)	93,333	6,667	—	$40.00	5/1/2028	—	—
Nayaab Islam	9/1/2016		38,394	—	—	$2.73	9/1/2026	—	—
	12/17/2018	(4)	180,000	45,000	—	$30.21	12/17/2028	—	—
			220,000	—	87,000	$30.21	12/17/2028	—	—
			—	—	—	—	—	—	—
Artem Yegorov	12/19/2022	(5)	—	—	—	—	—	134,409	22,715,121

(1)	Vests upon the achievement of certain performance goals related to the fair market value of our Class A common stock.
(2)

Amounts are calculated by multiplying the number of shares shown in the table by $169.00 per share of common stock underlying the RSUs, which constitutes the fair market value per share as of December 31, 2022, as determined by the board of directors.

(3)	Option vests and becomes exercisable as to 1/60th of the total number of shares on each monthly anniversary of the vesting commencement date.
(4)

Represents an option that vests and becomes exercisable as to 20% of the underlying shares on the first anniversary of the vesting commencement date and as to 5% of the underlying shares on each quarterly anniversary of the vesting commencement date thereafter, in each case, subject to the holder continuing to provide services to the Company through the applicable vesting date.

(5)

Represents RSUs that vest based on the satisfaction of both a liquidity event condition and a service-based condition. The liquidity event condition will be satisfied upon completion of this offering. The service-based condition is satisfied as to 20% of the RSUs on the first anniversary of the vesting commencement date and as to 6.67% of the RSUs on the last day of each quarter thereafter, in each case, subject to the holder continuing to provide services to the Company through the applicable date.

Executive Compensation Arrangements

We currently are not party to an offer letter or employment agreement with Mr. Baker. We have entered into an employment agreement with Mr. Islam and an offer letter with Mr. Yegorov, each of which is described below.

Agreements with Nayaab Islam

In 2018, we entered into an employment agreement with Mr. Islam, which agreement has since been amended. Mr. Islam’s employment agreement, as amended, provides for an annual base salary of $2,000,000, effective January 1, 2021. The agreement further provides that his annual incentive bonus will be equal to 1% of our EBITDA for the applicable year. If he is employed for at least six months during the applicable fiscal year during which his employment is terminated without cause (as defined in the employment agreement), he will receive a prorated bonus based on the period of service during the applicable fiscal year. If his employment is terminated for any reason, he will receive the annual bonus declared or earned for the completed fiscal year that is declared but not yet paid as of the termination date.

Mr. Islam’s employment agreement provided for an initial equity award that was granted in 2018 in connection with his commencement of employment with us. Consistent with the terms of the employment agreement, we also entered into a secured, partial recourse loan agreement with Mr. Islam in 2018, pursuant to which we loaned to Mr. Islam $2,881,581, which was forgiven as to 50% of the outstanding principal and accrued interest on January 15, 2020, and as to the remaining 50% of the outstanding principal and accrued interest on January 15, 2021. Pursuant to the terms of the employment agreement, we paid Mr. Islam a gross up payment after each of January 15, 2020 and January 15, 2021, equal to his taxes incurred and payable with respect to the forgiveness amount (and incremental taxes thereon).

In addition, consistent with the terms of the employment agreement, on December 23, 2020, we granted Mr. Islam the option to purchase 200,000 shares of our Class A common stock under our 2015 Plan, which was fully vested at grant, and entered into a secured, partial recourse loan agreement with Mr. Islam in the principal amount of $10,000,000 in connection with his exercise of the option. In accordance with the loan agreement and consistent with the terms of the employment agreement, we forgave 50% of the outstanding principal and accrued interest on the loan on January 15, 2021 and the remaining 50% of the outstanding principal and accrued interest on January 15, 2022. Pursuant to the terms of the employment agreement, we paid Mr. Islam a gross up payment on each of January 25, 2021 and January 25, 2022, equal to his taxes incurred and payable with respect to the forgiveness amount up to a 50% effective tax rate (and incremental taxes thereon).

Apart from Mr. Islam’s employment agreement, we loaned Mr. Islam an aggregate of $1,132,165 of which $180,209 was forgiven on January 15, 2020 and the remainder of which was forgiven on January 15, 2021. We paid Mr. Islam a gross up payment after each of January 15, 2020 and January 15, 2021, equal to his taxes incurred and payable with respect to the forgiveness amount (and incremental taxes thereon).

Mr. Islam’s employment agreement provides that he will be eligible to participate in the Company’s benefit plans applicable to employees generally. He is also entitled to receive the perquisites and additional benefits described above under “—Other Elements of Compensation—Perquisites and Other Personal Benefits.”

Offer Letter with Artem Yegorov

In February 2022, we entered into an offer letter with Mr. Yegorov that provided for Mr. Yegorov to serve as our Senior Vice President of Engineering and Chief Technology Officer. Under Mr. Yegorov’s offer letter, he is entitled to be paid an annual base salary of $1,500,000 and to receive sign-on bonuses in an aggregate amount of $1,500,000, paid in installments of $250,000 on each of March, June, September and December 14, 2022 and $500,000 on March 14, 2023. Each of the first four sign-on bonus installments was subject to claw back in the event Mr. Yegorov’s employment were to terminate prior to March 14, 2023. Mr. Yegorov’s offer letter also provided for Mr. Yegorov to be granted RSUs having a value of $25,000,000. The RSUs vest over 4 years, with 20% vesting on March 14, 2023 and the remainder vesting in substantially equal quarterly installments over the subsequent 3 years, in each case, subject to continued service to us. Mr. Yegorov’s offer letter also provides for Mr. Yegorov to receive supplemental health benefits covering up to $25,000 of medical and health care costs and expenses and an annual physical for himself and his spouse. Under the offer letter, Mr. Yegorov was obligated to enter into our standard Confidentiality, Restricted Covenant and Intellectual Property Agreement.

Equity Compensation Plans

The following summarizes the material terms of the long-term incentive compensation plan in which our named executive officers will be eligible to participate following the consummation of this offering and our existing equity plans, under which we have previously made periodic grants of equity and equity-based awards to our named executive officers and other key employees.

2022 Omnibus Incentive Plan

We currently maintain our 2022 Plan, which became effective on January 1, 2022. The purpose of the 2022 Plan is to promote the interests of the Company and our stockholders by providing certain employees, directors and consultants with incentives and rewards to encourage them to continue in the service of the Company. The 2022 Plan provides for the grant of stock options, other stock-based awards, including awards in the form of stock appreciation rights (“SARs”), restricted stock, RSUs or deferred stock units, and cash awards.

The 2022 Plan supersedes and replaces our 2015 Plan and our 2012 Plan.

Stock Subject to the 2022 Plan. Subject to adjustment in the event of certain transactions or changes in capitalization in accordance with the 2022 Plan, the aggregate number of shares of our Class A common stock that may be issued under the 2022 Plan will be 12,200,000 shares. In addition, the number of shares that may be issued under the 2022 Plan will be increased on January 1 of each calendar year beginning in 2023 and ending in 2032, equal to the lesser of (A) 5% of the aggregate number of shares of our common stock outstanding on the last day of the immediately preceding calendar year and (B) such smaller number of shares of common stock as determined by our board of directors, except that no more than 12,200,000 shares of common stock may be issued upon the exercise of incentive stock options.

Shares of common stock that will only be counted as issued under the 2022 Plan to the extent they are actually issued and delivered to a participant. In addition, the following counting provisions will be in effect for the share reserve under the 2022 Plan:

•

shares of common stock that are tendered or withheld to satisfy any tax withholding requirement in connection with an award will be added to the shares available for delivery pursuant to other awards under the 2022 Plan;

•	shares of common stock that are subject to an award that is forfeited, canceled or returned will not be treated as issued pursuant to the 2022 Plan;

•	shares of common stock underlying awards that are settled in cash will be added to the shares available for delivery pursuant to other awards under the 2022 Plan;

•

shares of common stock underlying awards granted in connection with the assumption, replacement, conversion or adjustment of outstanding equity-based awards in the context of a corporate acquisition or merger will not be treated as issued pursuant to the 2022 Plan; and

•

shares of common stock issued in assumption of, or in substitution for, outstanding awards of any entity acquired by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2022 Plan (except that shares of common stock issued upon exercise of substitute incentive stock options will reduce the number of shares of common stock that may be issued upon the exercise of incentive stock options under the 2022 Plan, as described above).

Beginning on the first public trading date of our common stock, a non-employee director may not be granted awards under the 2022 Plan in a single fiscal year for such individual’s service on our board of directors that, taken together with cash fees paid to the director, have a value in excess of $750,000 (calculated based on the grant date fair value of the award for financial reporting purposes), except that for any fiscal year in which a non-employee director first becomes a director, serves on a committee of our board or serves as lead director or chair of the board, this limit will be $1,000,000.

Administration. The compensation committee of our board of directors is expected to administer the 2022 Plan unless our board of directors assumes authority for administration. The compensation committee must consist of at least two members of our board of directors, each of whom is intended to qualify as a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act and an “independent director” within the meaning of the rules of the applicable stock exchange, or other principal securities market on which shares of our Class A common stock are traded. The 2022 Plan provides that the board or compensation committee may delegate its powers and duties under the plan, including the authority to grant awards to employees other than executive officers and certain senior executives of the Company to a committee consisting of one or more members of our board of directors or one or more of our officers, other than awards made to our non-employee directors, which must be approved by our full board of directors. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2022 Plan. The full board of directors will administer the 2022 Plan with respect to awards to non-employee directors.

The administrator has broad discretion to administer the 2022 Plan, including to select the persons to whom awards are to be made, to determine the type of awards to be granted, the number of shares to be subject to awards and the terms of conditions of awards, to provide for the payment of dividends or dividend equivalents with respect to any award, and to take all other actions necessary or appropriate for the administration of the 2022 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2022 Plan. Beginning on the first public trading date of our common stock, we may reprice any option or SARs or purchase underwater options or SARs from a participant for value in excess of zero, in each case, without receiving additional stockholder approval.

Eligibility. Options, other stock-based awards and cash awards under the 2022 Plan may be granted to individuals who are then our employees, non-employee directors or consultants or are employees or consultants of our subsidiaries. Only employees of our company or certain of our subsidiaries may be granted incentive stock options (“ISOs”).

Awards. The 2022 Plan provides that the administrator may grant or issue stock options, other stock-based awards, including awards in the form of SARs, restricted stock, RSUs or deferred stock units, and cash awards. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•

Nonstatutory Stock Options, or NSOs, granted under the 2022 Plan provide for the right to purchase shares of our Class A common stock at a specified price, which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of performance conditions established by the administrator. NSOs may be granted for any term specified by the administrator that does not exceed ten years.

•

Incentive Stock Options granted under the 2022 Plan are designed in a manner intended to comply with the provisions of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, and are subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2022 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

•

Stock Appreciation Rights may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. A SAR is the right to receive an amount equal to the excess of the fair market value of one share of common stock on the exercise date over the strike price of the SAR. The administrator will determine the terms and conditions of SARs granted under the 2022 Plan.

•

Restricted Stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, for restricted stock awards that are subject to performance conditions, dividends and dividend equivalents will not be paid until, and only to the extent that, the performance conditions are met.

•	Restricted Stock Units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, RSUs may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying RSUs will not be issued until the RSUs have vested, and recipients of RSUs generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

•

Deferred Stock Units may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Unlike RSUs, which are typically settled by delivery of the underlying common stock on or shortly after the vesting date, deferred stock units are granted with a deferral feature, which defers settlement of the stock unit beyond the vesting date until a future payment date or event set forth in the participant’s award agreement.

•

Other Stock-Based or Cash Based Awards are awards of cash, fully vested shares of our Class A common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our Class A common stock. Other stock or cash awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The administrator will determine the terms and conditions of other stock-based or cash awards, which may include vesting conditions based on continued service or performance conditions.

Any award may be granted as a performance award, meaning that the award will be subject to vesting and/or payment based on the attainment of specified performance goals.

Change in Control. In the event of a change in control, unless otherwise provided by the administrator in an award agreement or at the time an award was granted, the administrator may take one or more of the following actions with respect to awards contingent upon the closing or completion of the change in control: (i) arrange for the surviving or acquiring corporation (or a parent) to assume or continue the award or to substitute a similar award for the award granted under the 2022 Plan (including, without limitation, an award to acquire the same consideration paid to our stockholders pursuant to the corporate transaction), provided that if an award is not assumed, continued or substituted in connection with such change in control, any unvested portion of the award will automatically accelerate and fully vest as of the effective time of such change in control and to the extent any such award is subject to performance vesting conditions, the award will be deemed to be vested at the greater or target or actual performance; (ii) terminate the vested portion of the award in exchange for a payment, in such form as the administrator determinates, equal to the value of the property the participant would have received upon the issuance of common stock under the award and the purchase of common stock by the acquiring corporation in connection with the change in control, provided that payments under this provision may be delayed as a result of escrows, earn outs, holdbacks and any other contingencies; and (iii) such other actions the administrator deems appropriate with respect to unvested awards, including modifying the vesting conditions of the awards or deeming performance vesting conditions unsatisfied or satisfied at any level determined by the administrator.

Adjustments of Awards. In the event of any stock dividend or split, recapitalization, merger, consolidation, combination or exchange of shares, spin-off or similar corporate change, or extraordinary cash dividend, the maximum number of shares available for grant under the 2022 Plan, the number and type of securities underlying any award, the exercise or base price of any award, and the applicable performance targets or criteria will be equitably adjusted or substituted by the administrator to prevent the enlargement or reduction in rights granted under the award. In the event of any change in the number of shares of our common stock outstanding by reason of any other event or transaction, the administrator may, to the extend it deems appropriate, make adjustments to the type or number of shares of common stock with respect to which awards may be granted.

Amendment and Termination. Our board of directors may suspend, terminate or amend the 2022 Plan at any time. However, we must generally obtain stockholder approval to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule).

No incentive stock options may be granted pursuant to the 2022 Plan after January 1, 2032, the tenth anniversary of the date the 2022 Plan was approved. Any award that is outstanding on the termination date of the 2022 Plan will remain in force according to the terms of the 2022 Plan and the applicable award agreement.

2015 Stock Option Plan

We currently maintain our 2015 Plan, which originally became effective on February 5, 2015 and has subsequently been amended. For purposes of clarity, the amendment and restatement of the 2015 Plan applies only to awards granted under the 2015 Plan on or after the date the 2015 Plan was restated by our board of directors.

In connection with the effectiveness of our 2022 Plan, we will not make any further grants under the 2015 Plan. However, the 2015 Plan will continue to govern the terms and conditions of the outstanding awards granted under the 2015 Plan.

Types of Awards. The 2015 Plan provides for the grant of nonstatutory stock options and stock purchase rights to employees, non-employee members of our board of directors and consultants. The 2015 Plan provides for the grant of incentive stock options to employees.

Share Reserve. We reserved an aggregate of 4,275,000 shares of our Class A common stock for issuance under the 2015 Plan. As of                 , options to purchase a total of                  shares of our Class A common stock and                  shares of restricted stock granted under stock purchase rights were outstanding under our 2015 Plan and                  shares remained available for future grants under our 2015 Plan.

Administration. Our board of directors or an individual or committee appointed by our board of directors administers the 2015 Plan and is referred to as the administrator in this description of the 2015 Plan. The administrator has the authority to determine the fair market value of a share of Class A common stock for purposes of the 2015 Plan, select the persons to whom awards will be granted under the 2015 Plan, determine the number of shares subject to those awards, and establish the terms and conditions of the awards granted under the 2015 Plan. In addition, the administrator has the authority to interpret the 2015 Plan and awards granted under the 2015 Plan and to adopt rules relating to the administration of the 2015 Plan.

Payment. The exercise price of options granted under the 2015 Plan may be paid in such form as determined by the administrator, including, without limitation, cash, check, promissory note, surrender of shares that are already owned by the participant, or consideration received by us under a broker-assisted cashless exercise or “net exercise” program implemented by us in connection with the 2015 Plan.

Transfer. The 2015 Plan generally does not allow for the transfer of awards other than by will or the laws of descent or distribution and awards may be exercised during the lifetime of the participant only by the participant.

Certain Events. In the event of an extraordinary dividend or other distribution (whether in cash, stock or other securities or property), recapitalization, reclassification, stock split, reverse stock split, merger, consolidation, split-up, spin off, combination, repurchase, liquidation, dissolution or sale, transfer, exchange or disposition of all or substantially all of our assets, or exchange of common stock or other securities of ours, issuance of warrants or other rights to purchase common stock or other securities of ours, or other similar corporate transaction or event, the administrator will, to the extent determined, in its discretion, necessary to prevent dilution or enlargement of benefits, equitably adjust the number and kind of shares of common stock (or other securities or property) with respect to which awards may be granted (including, without limitation, adjustments to the maximum number and kind of shares that may be issued under the 2015 Plan), the number and kind of shares (or other securities or property) subject to outstanding awards and the exercise price of any award.

In the event of any transaction or event described in the preceding paragraph, the administrator may, in its discretion, take one or more of the following actions to prevent dilution or enlargement of the benefits or potential benefits intended by us to be made available under the 2015 Plan or with respect to awards under the 2015 Plan or to facilitate such transaction or event: (i) provide for the purchase of any award for an amount of cash equal to the amount that could have been obtained upon exercise had the award been currently exercisable or fully vested, or for the replacement of the award with other rights or property; (ii) provide that an award will be exercisable or vested as to all shares covered by the award; (iii) provide that an award may be assumed by a successor or surviving corporation (or an affiliate) or substituted for a similar award covering stock of the successor or surviving corporation (or an affiliate) with appropriate adjustments as to the number and kind of shares and prices; (iv) adjust the number and type of shares (or other securities or property) subject to outstanding awards or the terms and conditions (including the grant or exercise price) of outstanding or future awards; or (v) provide that immediately upon consummation of the event, awards will terminate, provided that vested options having an exercise price below the transaction value of the shares underlying the options will be exercisable for a specified period of time prior to the event.

In the event of an acquisition in which we are not the surviving entity, then any surviving corporation (or affiliate) may assume awards outstanding under the 2015 Plan or substitute similar stock awards (including an award to acquire the same consideration paid to stockholders in the transaction) for those outstanding under the 2015 Plan. In the event any surviving entity in an acquisition (or an affiliate) does not assume an award or substitute similar stock awards for those awards outstanding under the 2015 Plan, then (a) fully vested awards will be exercisable at least ten days before closing of the acquisition transaction and (b) all unassumed awards outstanding under the 2015 Plan will be terminated if not exercised before the closing of such transaction.

Amendment; Termination. Our board of directors may amend, alter, suspend or terminate the 2015 Plan at any time, subject to stockholder approval of any amendment required to comply with applicable law.

2012 Restricted Stock Unit Plan

We currently maintain our 2012 Plan, which originally became effective on January 1, 2012, was amended and restated on April 26, 2018 and has subsequently been amended.

The 2012 Plan terminated on December 31, 2021 and we will not make any further grants under the 2012 Plan. However, the 2012 Plan will continue to govern the terms and conditions of the outstanding RSU awards granted under the 2012 Plan.

Types of Awards. The 2012 Plan provides for the grant of RSUs to employees, non-employee members of our board of directors and consultants.

The 2012 Plan provides that we may issue RSUs that may be settled in cash, shares of our Class A common stock, a combination of cash and common stock, or in any other form of consideration determined by the administrator (as described below). Each RSU award will be governed by a RSU award agreement that will set forth any vesting conditions based on continued employment or service or on performance criteria established by the administrator. Shares of our Class A common stock underlying RSUs will not be issued until the RSUs have vested, and a recipient of RSUs generally will have no rights as a stockholder prior to the time when vesting conditions are satisfied.

Share Reserve. We have reserved an aggregate of 2,200,000 shares of our Class A common stock for issuance under the 2012 Plan. As of                 ,                  RSUs remained outstanding under the 2012 Plan, which may be settled in shares or cash, and                  shares remained available for future grants.

Administration. Our board of directors or a committee of two or more members of our board of directors appointed by our board administers the 2012 Plan and is referred to as the administrator in this description of the

2012 Plan. The administrator has the authority to select the persons to whom RSU awards will be granted under the 2012 Plan, determine the number of shares subject to those RSU awards, and establish the terms and conditions of the awards granted. In addition, the administrator has the authority to interpret the 2012 Plan and RSU awards granted under the 2012 Plan and to adopt rules relating to the administration of the 2012 Plan.

Payment. The administrator will determine the consideration, if any, to be paid by a participant upon settlement of RSUs granted under the 2012 Plan, which may be paid in any form of legal consideration acceptable to the administrator.

Transfer. Under the form of RSU award agreement applicable to awards granted under the 2012 Plan, prior to the time that RSUs are settled in cash or shares of Class A common stock, participants may not transfer, pledge, sell or otherwise dispose of any portion of the RSUs or the shares of Class A common stock that may be issued in respect to the RSUs.

Certain Events. In the event of a merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or any similar equity structuring transaction, without the receipt of consideration by us, the administrator may appropriately and proportionately adjust the classes and maximum number of securities subject to the 2012 Plan and the classes and number of securities and price per share of stock subject to outstanding RSU awards.

In the event of certain corporate transactions, unless otherwise provided by the administrator in an award agreement or at the time an award was granted, the administrator may take one or more of the following actions with respect to RSU awards contingent upon the closing or completion of the corporate transaction: (i) arrange for the surviving or acquiring corporation (or a parent) to assume or continue the RSU award or to substitute a similar award for the RSU award granted under the 2012 Plan (including, without limitation, an award to acquire the same consideration paid to our stockholders pursuant to the corporate transaction); (ii) cancel or arrange for the cancellation of the RSU award, to the extent not vested prior to the effective time of the corporate transaction, in exchange for such cash consideration (if any), as the administrator may consider appropriate (including that the unvested portion of the RSU award may be terminated for no payment); and (iii) terminate the vested portion of the RSU award in exchange for a payment, in such form as the administrator determinates, equal to the value of the property the participant would have received upon the issuance of common stock under the RSU award and the purchase of common stock by the acquiring corporation in connection with the corporate transaction, provided that payments under this provision may be delayed as a result of escrows, earn outs, holdbacks and any other contingencies.

2024 Employee Stock Purchase Plan

We intend to adopt and ask our stockholders to approve the ESPP, which will be effective upon the effectiveness of the registration statement of which this prospectus forms a part. The ESPP is designed to allow our eligible employees to purchase shares of our Class A common stock, at semi-annual intervals, with their accumulated payroll deductions. The ESPP is intended to qualify under Section 423 of the Code. The material terms of the ESPP, as it is currently contemplated, are summarized below.

Administration. Subject to the terms and conditions of the ESPP, our compensation committee will administer the ESPP. Our compensation committee can delegate administrative tasks under the ESPP to the services of an agent and/or employees to assist in the administration of the ESPP. The administrator will have the discretionary authority to administer and interpret the ESPP. Interpretations and constructions of the administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons. We will bear all expenses and liabilities incurred by the ESPP administrator.

Share Reserve. The maximum number of shares of Class A our common stock which will be authorized for sale under the ESPP is equal to the sum of (a)                  shares of Class A common stock and (b) an annual increase on the first day of each fiscal year beginning in 2023 and ending in 2032, equal to the lesser of (i)         % of the shares of our common stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (ii) such number of shares of common stock as determined by our board of directors; provided, however, no more than                  shares of our common stock may be issued under the ESPP. The shares reserved for issuance under the ESPP may be authorized but unissued shares or reacquired shares.

Eligibility. Employees eligible to participate in the ESPP for a given offering period generally include employees who are employed by us or one of our subsidiaries on the first day of the offering period, or the enrollment date. Our employees (and, if applicable, any employees of our subsidiaries) who customarily work less than five months in a calendar year or are customarily scheduled to work less than 20 hours per week will not be eligible to participate in the ESPP. Finally, an employee who owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all our classes of stock or of one of our subsidiaries will not be allowed to participate in the ESPP.

Participation. Employees will enroll under the ESPP by completing a payroll deduction form permitting the deduction from their compensation of at least 1% of their compensation but not more than the lesser of         % of their compensation or $                . Such payroll deductions may be expressed as either a whole number percentage or a fixed dollar amount, and the accumulated deductions will be applied to the purchase of shares on each purchase date. However, a participant may not purchase more than                  shares in each offering period and may not subscribe for more than $                 in fair market value of shares of our Class A common stock (determined at the time the option is granted) during any calendar year. The ESPP administrator has the authority to change these limitations for any subsequent offering period.

Offering. Under the ESPP, participants are offered the option to purchase shares of our Class A common stock at a discount during a series of successive offering periods, the duration and timing of which will be determined by the ESPP administrator. However, in no event may an offering period be longer than 27 months in length.

The option purchase price will be the lower of 85% of the closing trading price per share of our common stock on the first trading date of an offering period in which a participant is enrolled or 85% of the closing trading price per share on the purchase date, which will occur on the last trading day of each offering period.

Unless a participant has previously canceled his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above.

A participant may cancel his or her payroll deduction authorization at any time prior to the end of the offering period. Upon cancellation, the participant will have the option to either (i) receive a refund of the participant’s account balance in cash without interest or (ii) exercise the participant’s option for the current offering period for the maximum number of shares of Class A common stock on the applicable purchase date, with the remaining account balance refunded in cash without interest. Following at least one payroll deduction, a participant may also decrease (but not increase) his or her payroll deduction authorization once during any offering period. If a participant wants to increase or decrease the rate of payroll withholding, he or she may do so effective for the next offering period by submitting a new form before the offering period for which such change is to be effective.

A participant may not assign, transfer, pledge or otherwise dispose of (other than by will or the laws of descent and distribution) payroll deductions credited to a participant’s account or any rights to exercise an option or to receive shares of our Class A common stock under the ESPP, and during a participant’s lifetime, options in the ESPP shall be exercisable only by such participant. Any such attempt at assignment, transfer, pledge or other disposition will not be given effect.

Adjustments upon Changes in Recapitalization, Dissolution, Liquidation, Merger or Asset Sale. In the event of any increase or decrease in the number of issued shares of our common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the common stock, or any other increase or decrease in the number of shares of common stock effected without receipt of consideration by us, we will proportionately adjust the aggregate number of shares of our Class A common stock offered under the ESPP, the number and price of shares which any participant has elected to purchase under the ESPP and the maximum number of shares which a participant may elect to purchase in any single offering period. If there is a proposal to dissolve or liquidate us, then the ESPP will terminate immediately prior to the consummation of such proposed dissolution or liquidation, and any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our dissolution or liquidation. We will notify each participant of such change in writing at least ten business days prior to the new exercise date. If we undergo a merger with or into another corporation or sell all or substantially all of our assets, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or the parent or subsidiary of the successor corporation. If the successor corporation refuses to assume the outstanding options or substitute equivalent options, then any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our proposed sale or merger. We will notify each participant of such change in writing at least ten business days prior to the new exercise date.

Amendment and Termination. Our board of directors may amend, suspend or terminate the ESPP at any time. However, the board of directors may not amend the ESPP without obtaining stockholder approval within 12 months before or after such amendment to the extent required by applicable laws.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the director and executive officer compensation arrangements discussed above in “Executive Compensation,” this section describes transactions, or series of related transactions, since January 1, 2020 to which we were a party or will be a party, in which:

•	the amount involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or beneficial owners of more than 5% of our capital stock, or any members of the immediate family of, or person sharing the household with, or any entity affiliated with any such person, had or will have a direct or indirect material interest.

Promissory Notes

In February 2020, we repaid convertible promissory notes previously issued to Eric Baker, our Chief Executive Officer, in an aggregate principal amount of $6.0 million (the “Baker Promissory Note”). The aggregate principal amount, together with accrued interest of 10% per note, was repaid in full, and $1.0 million of the repayment was used to repurchase 13,749 shares of Class A common stock issued to Mr. Baker at a price of $72.73 per share.

Series I Redeemable Preferred Stock Financing

On November 24, 2020, we entered into a Series I redeemable preferred stock purchase agreement (the “Series I Purchase Agreement”) with WestCap Stub II-2020, LLC (“WestCap Stub”), an affiliate of WestCap Management, LLC (“WestCap”), a holder of more than 5% of our capital stock. Pursuant to the Series I Purchase Agreement, we issued and sold an aggregate of 50,000 shares of Series I redeemable preferred stock to WestCap Stub at a purchase price of $1,000 per share for gross proceeds of $50.0 million. In addition to and simultaneously with the issuance and sale of the Series I redeemable preferred stock, WestCap Stub entered into agreements to purchase up to an aggregate of $50.0 million of Class A common stock from our existing stockholders. On October 18, 2021, we entered into an exchange agreement with WestCap Stub (the “Series I Exchange Agreement”), pursuant to which we issued 85,894 shares of Class A common stock to WestCap Stub in exchange for the cancellation of 20,000 issued and outstanding shares of Series I redeemable preferred stock. We simultaneously amended the terms of another 20,000 shares of issued and outstanding Series I redeemable preferred stock so that those shares will automatically convert into shares of Class A common stock, in accordance with the conversion provisions provided in the Series I Exchange Agreement, upon a Qualified IPO, as defined in the Series I Exchange Agreement.

Series L Redeemable Preferred Stock Financing

On March 15, 2023, we entered into a Series L redeemable preferred stock purchase agreement (the “Series L Purchase Agreement”) with entities affiliated with Madrone Partners, L.P. (“Madrone”), a holder of more than 5% of our capital stock. Pursuant to the Series L Purchase Agreement, we issued and sold an aggregate of 51,111 shares of Series L redeemable preferred stock to Madrone at a purchase price of $1,000 per share for gross proceeds of approximately $51.1 million. In addition to and simultaneously with the issuance and sale of the Series L redeemable preferred stock, Madrone entered into agreements to purchase 1,111,111 of Class A common stock from an existing stockholder for a purchase price of $44.00 per share.

Agreements with WestCap

Class A Common Stock Purchase Agreement

On March 28, 2022, we entered into the Class A common stock purchase agreement (the “WestCap Purchase Agreement”) with WestCap Stub, a holder of more than 5% of our capital stock. Pursuant to the WestCap Purchase Agreement, WestCap Stub purchased a total of 7,904 new shares of Class A common stock at $253.02 per share, for an aggregate purchase price of $2.0 million, which such shares were delivered on April 7, 2022.

Agreements in Connection with the StubHub Acquisition

Equity Commitment Letters

On November 24, 2019 and February 11, 2020, we entered into equity commitment letters with entities affiliated with Madrone, WestCap, Bessemer Venture Partners (“Bessemer”), each holders of more than 5% of our capital stock, as well as various other investors, pursuant to which such investors committed to provide us with equity financing in immediately available funds for purposes of completing the StubHub Acquisition, subject to the execution of the Class A common stock purchase agreement described below. Madrone, WestCap and Bessemer agreed to provide us with $1,075.0 million, $343.6 million and $361.7 million, respectively, pursuant to such commitment letters.

Class A Common Stock Purchase Agreement

On December 20, 2019, we entered into a Class A common stock purchase agreement with Madrone, WestCap, Bessemer, Eric Baker and various other investors pursuant to which we sold and issued to each investor shares of our Class A common stock at a purchase price of $72.73 per share in order to raise capital for the StubHub Acquisition. Accordingly, and in full satisfaction of the equity commitment letters described above, we sold 10,655,850 shares of Class A common stock for a total purchase price of $775.0 million to an entity affiliated with Madrone, 4,744,701 shares of Class A common stock for a total purchase price of $345.1 million to an entity affiliated with WestCap, and an aggregate of 5,189,330 shares of Class A common stock for a total purchase price of $377.4 million to entities affiliated with Bessemer. Pursuant to the Class A common stock purchase agreement, we also issued 13,749 shares of Class A common stock for a purchase price of $1.0 million to Mr. Baker in connection with the repayment of the Baker Promissory Note.

WestCap Consulting Agreement

On April 17, 2019, we entered into a consulting agreement with WestCap, pursuant to which WestCap provided us with consulting services related to certain debt financing transactions and arrangements in connection with the StubHub Acquisition. As compensation for such services, in February 2020 we paid WestCap a total of $3.38 million in cash and $7.5 million in shares of our Class A common stock. The WestCap consulting agreement terminated upon the completion of the StubHub Acquisition.

Relationship with Andro Capital

Andro Capital (“Andro”) is a seller on our platform and, in the normal course of business, has engaged us to list, and fulfill its tickets on its behalf since 2008. Mr. Baker, our Chief Executive Officer, is currently the managing partner of Andro. We generated $0.1 million, $0.1 million and $0.2 million of fees from tickets sold by Andro in the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, 2021 and 2020, Andro was due $4.0 million, $0.5 million and $0.7 million, respectively, in proceeds related to tickets it had sold on our platform.

On March 6, 2023, we entered into servicing and side agreements with Andro STA Fund I (Preferred Equity), L.P., which is managed by Andro. Under this agreement, we helped to facilitate the sale and servicing of tickets owned by Andro.

Investors’ Rights Agreement

We are party to the Eighth Amended and Restated Investors’ Rights Agreement, dated December 20, 2019, with certain purchasers of our outstanding redeemable preferred stock and certain holders of our common stock, including certain of our directors and executive officers, holders of more than 5% of our capital stock, including entities affiliated with Madrone, WestCap and Bessemer, and entities with which certain of our directors are affiliated. For a more detailed description of these registration rights, see “Shares Eligible for Future Sale—Registration Rights.”

Voting Agreement

We are party to the Third Amended and Restated Voting Agreement, dated December 20, 2019, with certain holders of our common stock, including our founder and CEO, holders of more than 5% of our capital stock, including entities affiliated with Madrone and Bessemer, and entities with which certain of our directors are affiliated. Upon the effectiveness of the registration statement of which this prospectus forms a part, the amended and restated voting agreement will terminate.

Co-Sale and First Refusal Agreement

We are party to the Tenth Amended and Restated Co-Sale and First Refusal Agreement, dated January 17, 2020, with certain purchasers of our outstanding redeemable preferred stock and certain holders of our common stock, including our founder and CEO, holders of more than 5% of our capital stock, including entities affiliated with Madrone, WestCap and Bessemer, and entities with which certain of our directors are affiliated. This agreement provides for rights of co-sale and first refusal relating to the shares of our common stock held by certain parties to the agreement. Upon the effectiveness of the registration statement of which this prospectus forms a part, the amended and restated first refusal and co-sale agreement will terminate.

Indemnification Agreements

Our amended and restated certificate of incorporation will provide that we will indemnify our directors and executive officers to the fullest extent permitted by law. In addition, in connection with the effectiveness of the registration statement of which this prospectus forms a part, we expect to enter into indemnification agreements with all of our directors and executive officers. See “Description of Capital Stock—Limitation on Liability of Directors and Indemnification.”

Our Policy Regarding Related Party Transactions

Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interest (or the perception thereof). Our board of directors will adopt a written policy on transactions with related persons that is in conformity with the requirements for companies having common stock that is listed on                 . This policy will cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, that meets the disclosure requirements set forth in Item 404 under the Securities Act, in which we were or are to be a participant and in which a “related person,” as defined in Item 404, had, has or will have a direct or indirect material interest. In reviewing and approving any such transactions, our audit committee will be tasked with considering all relevant facts and circumstances, including but not limited to whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction with an unrelated third party and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of                  by:

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each person known by us to be the beneficial owner of more than 5% of our outstanding shares of Class A common stock and Class B common stock.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Exchange Act.

We have deemed shares of our Class A common stock or Class B common stock subject to stock options that are currently exercisable or exercisable within 60 days of                to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Percentage ownership of our common stock before this offering is based on                  shares of our Class A common stock and                  shares of our Class B common stock outstanding as of                 , after giving effect to the Reclassification, the Exchange, the Existing Preferred Stock Conversion, the RSU Settlement, the Warrant Exercise and the filing and effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws, as if each had occurred as of                 . Percentage ownership of our common stock after this offering also assumes the sale and issuance of                 shares of our Class A common stock in this offering.

Unless otherwise indicated, the business address of each such beneficial owner is c/o StubHub Holdings, Inc., 175 Greenwich Street, 59th Floor, New York, New York 10007.

Name of Beneficial Owner	Shares Beneficially Owned Before this Offering				% Total Voting Power Before this Offering(1)	Shares Beneficially Owned After this Offering				% Total Voting Power After this Offering(1)
	Class A		Class B			Class A		Class B
	Shares	%	Shares	%		Shares	%	Shares	%
5% Stockholders:
Entities affiliated with Madrone Partners, L.P.(2)
Entities affiliated with WestCap Management(3)
Entities affiliated with Bessemer Venture Partners(4)

Named Executive Officers and Directors:
Eric H. Baker(5)

All executive officers and directors as a group ( persons)(6)

*	Indicates beneficial ownership of less than 1% of the outstanding shares of our common stock.
+

The Class B common stock is convertible at any time by the holder into shares of Class A common stock on a share-for-share basis, such that each holder of Class B common stock beneficially owns an equivalent number of shares of Class A common stock.

(1)

Percentage of total voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock, as a single class. Shares of our Class A common stock entitle the holder to one vote per share, shares of our Class B common stock entitle the holder to              votes per share. See the section titled “Description of Capital Stock” for more information regarding the rights of our Class A and Class B common stock.

(2)

Consists of (i)                 shares held by Madrone Partners, L.P. (“Madrone Partners”), and (ii)                 shares held by Madrone SHV Partners, LLC (“Madrone SHV”). Madrone Capital Partners, LLC (“Madrone Capital”) is the general partner of Madrone Partners and the manager of Madrone SHV. Thomas Patterson, Jameson McJunkin and Gregory Penner are the managing members of Madrone Capital and each may be deemed to have voting and investment power with respect to the shares held by each of Madrone Partners and Madrone SHV and, as a result, may be deemed to have beneficial ownership of such shares. The address for each of Madrone Partners and Madrone SHV is 1149 Chestnut Street, Suite 200, Menlo Park, California 94025.

(3)	Consists of shares held by .
(4)	Consists of shares held by .
(5)

Consists of (i)                  shares of Class A common stock; (ii)                  shares of Class A common stock issuable pursuant to outstanding stock options that are exercisable within 60 days of                 , 2023; and (iii)                  shares of Class B common stock.

(6)

Consists of (i)                  shares of Class A common stock; (ii)                  shares of Class A common stock issuable pursuant to outstanding stock options that are exercisable within 60 days of                 , 2023; and (iii)                  shares of Class B common stock.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes certain important terms of our capital stock, as they are expected to be in effect after this offering. Our amended and restated certificate of incorporation and amended and restated bylaws will become effective immediately prior to the completion of this offering, and this description summarizes the provisions that are expected to be included in such documents.

Because this is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and our amended and restated investors’ rights agreement, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

General

Unless otherwise indicated, the share information in this section gives effect to the Reclassification, the Exchange, the Existing Preferred Stock Conversion, the RSU Settlement, the Warrant Exercise and the filing and effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws, which will occur immediately prior to the completion of this offering.

Upon completion of this offering, our authorized capital stock will consist of:

•	shares of Class A common stock, par value $0.001 per share;

•	shares of Class B common stock, par value $0.001 per share;

•	10,000 shares of Series I redeemable preferred stock, par value $0.001 per share;

•	365,000 shares of Series K redeemable preferred stock, par value $0.001 per share;

•	115,000 shares of Series L redeemable preferred stock, par value $0.001 per share; and

•	shares of undesignated preferred stock, par value $0.001 per share.

As of                     , assuming the Reclassification, the Exchange, the Existing Preferred Stock Conversion, the RSU Settlement, the Warrant Exercise and the filing and effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws, each had occurred as of such date, there were                shares of our Class A common stock outstanding held by                 stockholders of record,                  shares of our Class B common stock outstanding held by stockholders of record, 10,000 shares of Series I redeemable preferred stock outstanding held by one stockholder of record, 365,000 shares of Series K redeemable preferred stock outstanding held by 10 stockholders of record, and 115,000 shares of Series L redeemable preferred stock outstanding held by 2 stockholders of record.

Pursuant to our amended and restated certificate of incorporation, our board of directors will have the authority, without stockholder approval except as required by the listing standards of             , to issue additional shares of our capital stock.

Common Stock

Upon completion of this offering, we will have two classes of authorized common stock: Class A and Class B common stock. The rights of the holders of Class A and Class B common stock are identical, except with respect to voting and conversion rights.

Voting Rights

Shares of our Class A common stock are entitled to one vote per share and shares of our Class B common stock are entitled to              votes per share. The holders of our Class A and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation. Delaware law could require either holders of our Class A or Class B common stock to vote separately in the following circumstances:

•

if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and

•

if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of our capital stock in a manner that would affect its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Our amended and restated certificate of incorporation that will become effective in connection with the effectiveness of the registration statement of which this prospectus forms a part will provide that stockholders are not entitled to cumulative voting for the election of directors. As a result, the holders of a majority of our voting power can elect all of the directors then standing for election.

Conversion Rights

Each outstanding share of our Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock. Each share of our Class B common stock will convert automatically into one share of our Class A common stock upon any transfer, whether or not for value, except for certain permitted transfers described in our amended and restated certificate of incorporation. Once converted into Class A common stock, the Class B common stock may not be reissued.

Economic Rights

Dividends. Any dividend or distribution paid or payable to the holders of shares of Class A or Class B common stock shall be paid pro rata, on an equal priority, pari passu basis, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of the applicable class of stock treated adversely, each voting separately as a class; provided, however, that if a dividend or distribution is paid in the form of Class A or Class B (or rights to acquire shares of Class A or Class B common stock), then the holders of the Class A common stock shall receive Class A common stock (or rights to acquire shares of Class A common stock) and holders of Class B common stock shall receive Class B common stock (or rights to acquire shares of Class B common stock).

Liquidation. In the event of our liquidation, dissolution or winding-up and upon the completion of the distributions required with respect to any series of preferred stock that may then be outstanding, our remaining assets legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Class A and Class B common stock.

Change of Control Transactions. In the event of certain mergers, consolidations, business combinations or other similar transactions, shares of our Class A and Class B common stock will be treated equally, identically and will share ratably, on a per share basis, in any consideration related to such transaction, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock, by the affirmative vote of the holders of a majority of the outstanding shares of Class B common stock, each voting separately as a class. In the event that the holders of shares of Class A or Class B common stock are granted rights to elect to receive one of two or more alternative forms of consideration in connection with such transaction, the foregoing will be satisfied if holders of shares of Class A and Class B common stock are granted identical election rights.

Subdivisions and Combinations. If we subdivide or combine in any manner outstanding shares of Class A or Class B common stock, then the outstanding shares of the other class will be subdivided or combined in the same proportion and manner, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock, by the affirmative vote of the holders of a majority of the outstanding shares of Class B common stock, each voting separately as a class.

No Preemptive or Similar Rights

Holders of shares of our common stock do not have preemptive, subscription or redemption rights. There will be no redemption or sinking fund provisions applicable to our common stock.

Fully Paid and Non-Assessable

All of our outstanding shares of Class A and Class B common stock are fully paid and nonassessable.

Redeemable Preferred Stock

As of                     , prior to giving effect to the Existing Preferred Stock Conversion, we had 30,000 shares of Series I redeemable preferred stock, 32,892 shares of Series J redeemable preferred stock, 365,000 shares of Series K redeemable preferred stock outstanding, and 115,000 shares of Series L redeemable preferred stock outstanding, which we collectively refer to as our “redeemable preferred stock.” Each series of redeemable preferred stock is subject to preferences, rights and limitations described in each such series’ certificate of designations as described below. The following is only a summary of the each series’ certificate of designations and is qualified in its entirety by reference to the full text of the each series’ certificate of designations, which are included as exhibits to the registration statement of which this prospectus forms a part.

Designations

On December 4, 2020, we filed a Certificate of Designations of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights, and Qualifications, Limitations and Restrictions Thereof of Preferred Stock (the “Series I Certificate”) with the Delaware Secretary of State, designating 50,000 shares of preferred stock as Series I preferred stock.

On March 10, 2021, we filed a Certificate of Designations of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights, and Qualifications, Limitations and Restrictions Thereof of Preferred Stock (the “Series J Certificate”) with the Delaware Secretary of State, designating 65,785 shares of preferred stock as Series J preferred stock. On February 17, 2023, we executed Amendment No. 1 to the Series J Certificate (the “Series J Amendment”).

On July 29, 2021, we filed a Certificate of Designations of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights, and Qualifications, Limitations and Restrictions Thereof of Preferred Stock (the “Series K Certificate”) with the Delaware Secretary of State, designating 365,000 shares of preferred stock as Series K preferred stock.

On March 30, 2023, we filed a Certificate of Designations of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights, and Qualifications, Limitations and Restrictions Thereof of Preferred Stock (the “Series L Certificate” and, together with the Series I Certificate, Series J Certificate, Series J Amendment, and Series K Certificate, the “Certificates of Designations” and each, a “Certificate of Designations”) with the Delaware Secretary of State, designating 115,000 shares of preferred stock as Series L preferred stock.

Voting Rights

Subject to the express provisions of the applicable Certificate of Designations, except to the extent required by the DGCL, the redeemable preferred stock shall not have any voting rights. However, as long as any shares of Series I redeemable preferred stock, Series J redeemable preferred stock, Series K redeemable preferred stock or Series L redeemable preferred stock remain outstanding, we shall not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Series I redeemable preferred stock, Series J redeemable preferred stock, Series K redeemable preferred stock or Series L redeemable preferred stock, respectively, (a) authorize, create, classify, reclassify or increase authorized or issued shares of any securities with rights senior to those of the Series I redeemable preferred stock, Series J redeemable preferred stock, Series K redeemable preferred stock or Series L redeemable preferred stock, respectively, (b) make certain restricted payments, as described in the Certificates of Designations (c) amend or alter our certificate of incorporation, bylaws, or the Certificates of Designations in any manner that adversely affects any rights of the holders of the Series I redeemable preferred stock, Series J redeemable preferred stock, Series K redeemable preferred stock and Series L redeemable preferred stock, as applicable, or (d) undertake a voluntary liquidation, dissolution or winding up unless the Series I redeemable preferred stock, Series J redeemable preferred stock, Series K redeemable preferred stock and Series L redeemable preferred stock, respectively, is redeemed in full in connection therewith.

Conversion Rights

Holders of our redeemable preferred stock shall not have any right to convert any shares of redeemable preferred stock into, or to exchange any shares of the redeemable preferred stock for, any other class or series of capital stock or obligations of the Company or our subsidiaries, and the holders of each series of our redeemable preferred stock shall not have the right to require us to repurchase, redeem or otherwise acquire such redeemable preferred stock, except as set forth in the applicable Certificate of Designations.

In connection with the exchange of 20,000 shares of Series I redeemable preferred stock for 85,894 newly issued shares of Class A common stock, the conversion rights for 20,000 of the remaining 30,000 outstanding shares of Series I redeemable preferred stock were amended to require automatic conversion pursuant to that Exchange Agreement, dated October 18, 2021, by and between the Company and WestCap Sub II-2020, LLC (the “Series I Exchange Agreement”). Pursuant to the Series I Exchange Agreement, 20,000 shares of Series I redeemable preferred stock will automatically convert into shares of Class A common stock, in accordance with the conversion provisions provided in the Series I Exchange Agreement, upon a Qualified IPO (as defined in the Series I Exchange Agreement).

In connection with the exchange of 32,893 shares of Series J redeemable preferred stock to 134,066 shares of Class A common stock, the conversion rights for the remaining 32,892 shares of Series J redeemable preferred stock were amended to require automatic conversion pursuant to that Exchange Agreement, dated August 20, 2021 and as amended on February 17, 2023, by and between the Company, PointSeason Master Fund LP, SteelMill Master Fund LP and PointState VG Aggregator LLC (the “Series J Exchange Agreement”). Pursuant to the terms of the Series J Exchange Agreement, all remaining shares of Series J redeemable preferred stock will automatically convert into shares of Class A common stock, in accordance with the conversion provisions provided in the Series J Exchange Agreement, upon a Qualified IPO (as defined in the Series J Exchange Agreement). The Series J Amendment reflects these conversion rights, among other things.

Redemptions

Optional Redemptions

With respect to the Series I redeemable preferred stock, Series J redeemable preferred stock and Series L redeemable preferred stock, we may redeem outstanding shares of such series at any time, and from time to time, in whole or in part, for cash at a price equal to 100% of the liquidation preference, as defined in the Series I Certificate, Series J Certificate or Series L Certificate, as applicable, plus accrued dividends.

With respect to the Series K redeemable preferred stock, we may redeem outstanding shares of Series K redeemable preferred stock at any time, and from time to time, in whole or in part, for cash at different totals based on the date of redemption, up to 103% of the outstanding liquidation preference and accrued dividends.

Mandatory Redemptions

We will redeem all then outstanding shares of each series of redeemable preferred stock for cash at the specific redemption prices for such series as set forth in the applicable Certificate of Designations upon the occurrence of a liquidation event. We shall also make certain offers for redemption subject to the terms of the applicable Certificate of Designations in the case of a change of control, as further described in each Certificate of Designations. Additionally, pursuant to the Series J Amendment, the Series J redeemable preferred stock will be automatically redeemed for cash, as described in the Series J Exchange Agreement, on February 20, 2026 assuming we have not consummated a Qualified IPO (as defined in the Series J Exchange Agreement).

Economic Rights

Dividends. Holders of each series of redeemable preferred stock are entitled to receive dividends that accrue based on the dividend rate as set forth in the applicable Certificate of Designations. Such aggregate accrued and unpaid dividends will be payable in case of our election only when, as and if declared by or board of directors out of legally available funds for such purpose. No dividends may be declared and paid in securities or otherwise “in kind,” and the dividends shall be cumulative and will accrue as set forth in the applicable Certificate of Designations, regardless of whether such dividends have been declared by our board of directors and whether or not there are any funds legally available for the payment thereof.

Liquidation. Upon the occurrence of a liquidation event as defined in the applicable Certificate of Designations, each share of redeemable preferred stock will be entitled to receive and to be paid out of the assets of the Company legally available for distribution to our stockholders, before any distribution or payment may be made to a holder of any common stock or other classes or series of our capital stock with junior rights, by reason of their ownership thereof, an amount per share of redeemable preferred stock in cash in immediately available funds equal to the redemption price for such series of redeemable preferred stock, as defined in the applicable Certificate of Designations, payable at the time of such liquidation event pursuant to the terms of the applicable Certificate of Designations.

Undesignated Preferred Stock

Following the completion of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval, unless required by law or by any stock exchange. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Class A and Class B common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company that may otherwise benefit holders of our Class A and Class B common stock and may adversely affect the market price of the Class A common stock and the voting and other rights of the holders of Class A and Class B common stock. We have no current plans to issue any shares of preferred stock.

Warrants

In March 2023, we entered into a warrant agreement (the “Warrant Agreement”) authorizing the issuance of up to 98,806 Class A common stock warrants as payment in connection with a consulting agreement with a third party. On March 10, 2023, we issued 51,379 Class A common stock warrants under the Warrant Agreement as advisory warrants which will vest pursuant to the vesting schedule described in the Warrant Agreement through December 31, 2027 or otherwise in connection with the completion of this offering in accordance with the terms of the Warrant Agreement. The remaining 47,427 Class A common stock warrants under the Warrant Agreement are issuable and automatically vested upon the satisfaction of certain initiative milestones through December 31, 2027. As of                     ,             warrants to purchase shares of our Class A common stock with an exercise price of $0.01 per share will automatically vest and be net exercised into             shares of Class A common stock immediately prior to the closing this offering. Upon the completion of this offering, any unvested warrants will be terminated.

Stock Options

As of                     ,              shares of Class A common stock were issuable upon the exercise of outstanding stock options, at a weighted-average exercise price of $             per share. For additional information regarding terms of our equity incentive plans, see “Executive Compensation—Equity Compensation Plans.”

Restricted Stock Units

As of                     ,              shares of Class A common stock were issuable upon the vesting and settlement of outstanding RSUs. For additional information regarding terms of our equity incentive plans, see “Executive Compensation—Equity Compensation Plans.”

Choice of Forum

Our amended and restated certificate of incorporation will provide that, unless we consent to the selection of an alternative forum, the Court of Chancery is the sole and exclusive forum for: (a) any derivative action, suit, or proceeding brought on our behalf; (b) any action, suit, or proceeding asserting a claim of breach of fiduciary duty owed by any of our current or former directors, officers or other employees or stockholders to us or to our stockholders, creditors or other constituents; (c) any action, suit, or proceeding asserting a claim arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or amended and restated bylaws, or as to which the Delaware General Corporation Law confers exclusive jurisdiction on the Court of Chancery of the State of Delaware; or (d) any action, suit, or proceeding asserting a claim governed by the internal affairs doctrine, unless the Court of Chancery does not have subject matter jurisdiction thereof, provided that the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction.

Our amended and restated certificate of incorporation will further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States are the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder and we cannot be certain that a court would enforce such a provision. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. This provision also may result in increased costs for investors to bring a claim.

These exclusive forum provisions may (i) increase the costs for an investor and/or (ii) limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition and results of operations.

Dividends

Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon our business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, covenants in the agreements governing our current and future indebtedness, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and any other factors our board of directors may consider relevant. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness, and therefore do not anticipate declaring or paying any cash dividends on our Class A common stock in the foreseeable future. See “Dividend Policy” and “Risk Factors—Risks Relating to this Offering and Ownership of Our Class A Common Stock—Because we do not anticipate paying any cash dividends on our Class A common stock in the foreseeable future, capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.”

Anti-Takeover Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor. See “Risk Factors—Risks Relating to this Offering and Ownership of Our Class A Common Stock—Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our Class A common stock.”

Multi-Class Stock

As described above in “—Common Stock—Voting Rights,” our amended and restated certificate of incorporation will provide for a multi-class common stock structure, pursuant to which holders of our Class B common stock will have the ability to control the outcome of matters requiring stockholder approval, even if such holders own significantly less than a majority of the shares of the shares of our outstanding Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

Stockholder Action and Special Meetings of Stockholders

Our amended and restated certificate of incorporation will provide that, from and after the date that holders of our Class B common stock hold less than 50% of the voting power of our capital stock, any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of our stockholders and may not be effected by any consent in writing by our stockholders. Our amended and restated certificate of incorporation will further provide that, from and after the date that holders of our Class B common stock hold less than 50% of the voting power of our capital stock, special meetings of our stockholders may be called only by a majority of our board of directors, the chair of our board of directors or our chief executive officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and our redeemable preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of                . These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and redeemable preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Section 203 of the DGCL

We will be subject to the provisions of Section 203 of the DGCL. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with an “interested stockholder.” In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns 15% or more of the outstanding voting stock of the corporation.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 of the DGCL do not apply if:

•	the business combination takes place more than three years after the interested stockholder became an “interested stockholder;”

•	our board of directors approves the transaction that made the stockholder an “interested stockholder” prior to the date of the transaction;

•

after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding, other than statutorily excluded shares of common stock; or

•

on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Limitation on Liability of Directors and Indemnification

Our amended and restated certificate of incorporation will provide that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation is not permitted under the DGCL, as may be amended, or for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	pursuant to Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Our amended and restated bylaws will provide that we must indemnify our directors and officers to the fullest extent permitted by law. We will also be expressly authorized to advance certain expenses (including attorneys’ fees) to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers. In addition, in connection with the effectiveness of the registration statement of which this prospectus forms a part, we intend to enter into separate indemnification agreements with each of our directors and executive officers.

Registration Rights

We are party to an amended and restated investors’ rights agreement that provides that certain holders of our capital stock have certain registration rights as set forth below. The registration of shares of our Class A common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective.

The registration rights set forth in the amended and restated investors’ rights agreement will terminate (i) five years following the effectiveness of the registration statement of which this prospectus forms a part or (ii) with respect to any particular stockholder, when such stockholder is able to sell all of its registrable shares pursuant to Rule 144 of the Securities Act during any three-month period. We will pay the registration expenses (other than underwriting discounts and commissions) of the holders of the shares registered pursuant to the registrations described below, including the reasonable fees of counsel for the selling holders. In an underwritten offering, the underwriters have the right, subject to specified conditions, to limit the number of shares such holders may include.

Demand Registration Rights

Subject to certain exceptions, upon election by the requisite holders, the holders of an aggregate of              shares of our Class A common stock, based on our shares outstanding as of             , will be entitled to certain demand registration rights. At any time beginning 180 days after the effective date of the registration statement of which this prospectus forms a part, certain holders of these shares may request that we register all or a portion of the registrable shares. We are obligated to effect only two such registrations. Such request for registration must have a minimum aggregate offering price of at least $180.0 million.

Piggyback Registration Rights

After the effectiveness of the registration statement of which this prospectus forms a part, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of an aggregate of              shares of our Class A common stock, based on our shares outstanding as of              , will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration relating to (i) the issuance of securities by us or by a subsidiary pursuant to a stock option, stock purchase, or similar plan, (ii) an SEC Rule 145 transaction, (iii) a registration on any form that does not include substantially the same information as would be required to be included in a piggyback registration, or (iv) a registration in which the only stock being registered is stock issuable upon conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.

S-3 Registration Rights

The holders of an aggregate of              shares of our Class A common stock, based on our shares outstanding as of             , will be entitled to certain Form S-3 registration rights. At any time beginning 90 days after the effectiveness of the registration statement of which this prospectus forms a part, the holders of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the anticipated aggregate price of the shares offered, net of any underwriters’ discounts or commissions, would equal or exceed $10,000,000. We will not be required to effect more than two registrations on Form S-3 within any 12-month period.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock will be                 . The transfer agent and registrar’s address is          .

Listing

We intend to apply to list our Class A common stock on the                  under the symbol “                 ,” and this offering is contingent upon obtaining approval of such listing.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time and our ability to raise equity capital in the future.

Based on the number of shares of our capital stock outstanding as of             , and after giving effect to the Reclassification, the Exchange, the Existing Preferred Stock Conversion, the RSU Settlement, the Warrant Exercise and the filing and effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws, which will occur immediately prior to the completion of this offering, we will have a total of             shares of our Class A common stock and             shares of our Class B common stock outstanding.

Of these shares, all of the Class A common stock sold in this offering by us, plus any shares sold by us upon exercise of the underwriters’ option to purchase additional Class A common stock, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining shares of Class A common stock and Class B common stock will be, and shares of Class A common stock or Class B common stock subject to stock options or RSUs will be, on issuance, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. Restricted securities may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S. Subject to the lock-up agreements described below and the provisions of Rule 144 or Regulation S under the Securities Act, as well as our insider trading policy, these restricted securities will be available for sale in the public market after the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell, within any three-month period, a number of shares of Class A common stock that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding; and

•	the average weekly trading volume of our Class A common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares of our Class A common stock on behalf of our affiliates are also subject to certain manner-of-sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares under Rule 701.

Lock-Up Agreements

We, all of our directors and executive officers, and the holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock have entered into lock-up agreements with the underwriters and/or are subject to market standoff agreements or other agreements with us, which prevents them from, among other things, selling any of our Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock for a period of not less than             days from the date of this prospectus without the prior written consent of the representatives, subject to certain exceptions. See the section titled “Underwriting” for more information.

Registration Rights

The holders of              shares of our Class A common stock and              shares of Class B common stock, or their transferees, are entitled to certain rights with respect to the registration of those shares under the Securities Act. If these shares are registered, in most cases they will be freely tradable without restriction under the Securities Act and a large number of shares may be sold into the public market. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

Registration Statement on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our Class A common stock subject to outstanding stock options and RSUs, as well as shares of our Class A common stock reserved for future issuance, under our 2022 Plan and ESPP. We expect to file these registration statements as soon as permitted under the Securities Act. However, the shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice and public information requirements of Rule 144. See “Executive Compensation—Equity Compensation Plans” for a description of our 2022 Plan and ESPP.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, the ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax provisions of the Code. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers, or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR

SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not currently anticipate paying any additional dividends on our common stock. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below regarding effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our common stock, which gain may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the Non-U.S. Holder certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, and, subject to the proposed Treasury Regulations discussed below, gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant-foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our common stock beginning on January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

We are offering the shares of Class A common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Class A common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Goldman Sachs & Co. LLC
BofA Securities, Inc.

Total

The underwriters are committed to purchase all the shares of Class A common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the Class A common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $        per share. After the initial offering of the shares to the public, if all of the shares of Class A common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to                 additional shares of Class A common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of Class A common stock less the amount paid by the underwriters to us per share of Class A common stock. The underwriting fee is $        per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without Option to Purchase Additional Shares Exercise	With Full Option to Purchase Additional Shares Exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $         . We have agreed to reimburse the underwriters for expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc. in an amount up to $        .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not, subject to certain exceptions, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, hedge, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the SEC a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for any shares of our common stock, or (ii) enter into any swap, hedging, or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any such other securities, or publicly disclose the intention to undertake any of the foregoing (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of                 for a period of         days after the date of this prospectus, other than the shares of our Class A common stock to be sold in this offering.

The restrictions on our actions, as described above, do not apply to certain transactions, including (i) the issuance of shares of common stock or securities convertible into or exercisable for shares of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of RSUs (including net settlement), in each case outstanding on the date of the underwriting agreement and described in this prospectus; (ii) grants of stock options, stock awards, restricted stock, RSUs or other equity awards and the issuance of shares of common stock or securities convertible into or exercisable or exchangeable for shares of our common stock (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors, or consultants pursuant to the terms of an equity compensation plan in effect as of the closing date of this offering and described in this prospectus, provided that such recipients enter into a lock-up agreement with the underwriters; (iii) the issuance of up to     % of the outstanding shares of common stock, or securities convertible into, exercisable for or which are otherwise exchangeable for, common stock, immediately following the closing date of this offering, in acquisitions or other similar strategic transactions, provided that such recipients enter into a lock-up agreement with the underwriters; or (iv) the filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date of the underwriting agreement and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction.

Our directors and executive officers, and substantially all of our securityholders (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of    days after the date of this prospectus (such period, the “restricted period”), may not and may not cause any of their direct or indirect affiliates to, without the prior written consent of                 , (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including without limitation, our common stock or such other securities which may be deemed to be beneficially owned by the lock-up party in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) (collectively with the common stock, the “lock-up securities”), (ii) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of the lock-up securities, in cash or otherwise, (iii) make any demand for or exercise any right with respect to the registration of any of the lock-up securities, or (iv) publicly disclose the intention to do any of the foregoing.

Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (whether by the lock-up party or any other person) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transfers of lock-up securities: (i) as bona fide gifts, or for bona fide estate planning purposes, (ii) by will or intestacy, (iii) to any trust for the direct or indirect benefit of the lock-up party or any immediate family member, (iv) to a partnership, limited liability company or other entity of which the lock-up party and its immediate family members are the legal and beneficial owner of all of the outstanding equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv), (vi) in the case of a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or its affiliates or (B) as part of a distribution to members or stockholders of the lock-up party; (vii) by operation of law, (viii) to us from an employee upon death, disability or termination of employment of such employee, (ix) as part of a sale of lock-up securities acquired in open market transactions after the completion of this offering, (x) to us in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase shares of our common stock (including “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments, or (xi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction approved by our board of directors and made to all stockholders involving a change in control, provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph; (b) exercise of the options, settlement of RSUs or other equity awards, or the exercise of warrants granted pursuant to plans described in in this prospectus, provided that any lock-up securities received upon such exercise, vesting or settlement would be subject to restrictions similar to those in the immediately preceding paragraph; (c) the conversion of outstanding preferred stock, warrants to acquire preferred stock, or convertible securities into shares of our common stock or warrants to acquire shares of our common stock, provided that any common stock or warrant received upon such conversion would be subject to restrictions similar to those in the immediately preceding paragraph; and (d) the establishment by lock-up parties of trading plans under Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for the transfer of lock-up securities during the restricted period.

                , in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We will apply to have our Class A common stock approved for listing on the                 under the symbol “                ,” and this offering is contingent upon obtaining approval of such listing.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of Class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of the Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of Class A common stock, which involves the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering, and purchasing shares of Class A common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Class A common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the Class A common stock or preventing or retarding a decline in the market price of the Class A common stock, and, as a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on                 , in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for shares of our Class A common stock, or that the shares will trade in the public market at or above the initial public offering price.

Other Relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. In addition, certain of the underwriters also serve as lenders under the Credit Facilities.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(i)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(ii)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(iii)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares of being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in the United Kingdom

No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which either (i) has been approved by the Financial Conduct Authority or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provisions in Article 74 (transitional provisions) of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019/1234, except that the shares may be offered to the public in the United Kingdom at any time:

(i)	to any legal entity which is a qualified investor as defined under Article 2 of the U.K. Prospectus Regulation;

(ii)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the U.K. Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(iii)	in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of the shares shall require us or any representative to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the U.K. Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “U.K. Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the

Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within

Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the Shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document, you should consult an authorized financial advisor.

In relation to its use in the Dubai International Financial Centre, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the Dubai International Financial Centre.

Notice to Prospective Investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to Prospective Investors in Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the Corporations Act);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares, you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“SFO”) of Hong Kong and any rules made thereunder; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (“CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to Prospective Investors in Singapore

Each representative has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each representative has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:

(i)

to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time, or the “SFA”) pursuant to Section 274 of the SFA;

(ii)

to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(iii)	otherwise, pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(i)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(ii)

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(1)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law;

(4)	as specified in Section 276(7) of the SFA; or

(5)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of the shares, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in Bermuda

Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to Prospective Investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“SACMA”) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended. The SACMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Notice to Prospective Investors in the British Virgin Islands

The shares are not being and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of us. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (“BVI Companies”) but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

Notice to Prospective Investors in China

This prospectus will not be circulated or distributed in the PRC and the shares will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Notice to Prospective Investors in Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”) and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder, (“FETL”). Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Notice to Prospective Investors in Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Notice to Prospective Investors in Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

Notice to Prospective Investors in South Africa

Due to restrictions under the securities laws of South Africa, the shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

Section 96 (1)(a):	the offer, transfer, sale, renunciation or delivery is to:

(i) persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;

(ii) the South African Public Investment Corporation;

(iii) persons or entities regulated by the Reserve Bank of South Africa;

(iv) authorized financial service providers under South African law;

(v) financial institutions recognized as such under South African law;

(vi) a wholly owned subsidiary of any person or entity contemplated in (iii), (iv) or (v), acting as agent in the capacity of an authorized portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or

any combination of the persons in (i) to (vi); or

Section 96 (1)(b):	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

LEGAL MATTERS

The validity of the shares of Class A common stock being offered by this prospectus will be passed upon for us by Latham & Watkins LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cooley LLP, San Francisco, California.

EXPERTS

The financial statements as of December 31, 2022 and 2021 and for each of the two years in the period ended December 31, 2022 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of Class A common stock covered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules to the registration statement. Please refer to the registration statement and exhibits for further information with respect to the Class A common stock covered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other document are only summaries. With respect to any contract or document that is filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit.

The SEC maintains a website that contains reports, proxy and information statements and other information regarding companies, like us, that file documents electronically with the SEC. The address of that website is www.sec.gov.

Immediately upon the effectiveness of this registration statement of which this prospectus forms a part, we will become subject to the information and reporting requirements of the Exchange Act, and, in accordance with this law, will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available at the website of the SEC referred to above. We also maintain a website at              , at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained on, or that can be accessed through, our website is not a part of this prospectus. We have included this website address in this prospectus solely as an inactive textual reference.

INDEX TO FINANCIAL STATEMENTS

STUBHUB HOLDINGS, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of StubHub Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of StubHub Holdings, Inc. and its subsidiaries (the “Company”) as of December 31, 2022 and December 31, 2021, and the related consolidated statements of operations, of comprehensive loss, of redeemable preferred stock and stockholders’ equity and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and December 31, 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California

March 3, 2023

We have served as the Company’s auditor since 2017.

STUBHUB HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

		December 31,
		2022	2021
Assets
Current assets:
Cash and cash equivalents		$403,451	$554,060
Accounts receivable		5,815	7,524
Prepaid expenses and other current assets	(Note 5)	27,096	77,594
Employee loan receivable		96	2,346

Total current assets		436,458	641,524
Non-current assets:
Property and equipment, net	(Note 6)	2,496	7,349
Trademarks and trade names	(Note 7)	864,800	864,800
Other intangible assets, net	(Note 7)	99,461	178,010
Goodwill	(Note 8)	2,658,776	2,658,776
Restricted cash		14,388	37,988
Other non-current assets	(Note 9)	235,953	22,429

Total assets		$4,312,332	$4,410,876

Liabilities, Redeemable Preferred Stock, and Stockholders’ Equity
Current liabilities:
Accounts payable		$68,383	$49,927
Payments due to buyers and sellers		518,614	364,589
Accrued expenses and other current liabilities (including $32,118 and $0 under the fair value option, respectively)	(Note 10)	249,083	281,998
Long-term debt obligations, current	(Note 11)	20,280	20,280

Total current liabilities		856,360	716,794
Non-current liabilities:
Long-term debt obligations, non-current	(Note 11)	2,380,991	2,416,770
Deferred tax liabilities	(Note 18)	35,707	23,839
Other non-current liabilities (including $0 and $34,818 under the fair value option, respectively)		66,267	117,294

Total liabilities		3,339,325	3,274,697

Commitments and contingencies	(Note 14)
Redeemable preferred stock, $0.001 par value; 28,000,000 shares authorized as of December 31, 2022 and December 31, 2021; 395,000 and 495,000 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively; aggregate liquidation preference of $453,500 and $540,843 as of December 31, 2022 and December 31, 2021, respectively	(Note 15)	$380,970	$473,525
Stockholders’ equity:
Class A common stock, $0.001 par value; 65,000,000 shares authorized as of December 31, 2022 and December 31, 2021; 54,947,327 and 54,806,158 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively		$55	$55
Class B common stock, $0.001 par value; 10,000,000 shares authorized as of December 31, 2022 and December 31, 2021; 4,950,000 shares issued and outstanding as of December 31, 2022 and December 31, 2021		5	5
Class C common stock, $0.001 par value; 3,215,435 shares authorized as of December 31, 2022 and December 31, 2021; 865,756 shares issued and outstanding as of December 31, 2022 and December 31, 2021		1	1
Additional paid-in capital		2,235,692	2,234,422
Accumulated other comprehensive income		197,668	42,714
Accumulated deficit		(1,841,384)	(1,614,543)

Total stockholders’ equity		592,037	662,654

Total liabilities, redeemable preferred stock, and stockholders’ equity		$4,312,332	$4,410,876

The accompanying notes are an integral part of these consolidated financial statements.

STUBHUB HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

		Year Ended December 31,
		2022	2021
Revenue		$1,044,866	$672,788
Costs and expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below)		194,140	89,020
Operations and support		72,931	46,303
Sales and marketing		652,426	326,585
General and administrative		222,658	371,730
Depreciation and amortization		85,047	223,090

Total costs and expenses		1,227,202	1,056,728

Loss from operations		(182,336)	(383,940)
Interest income		2,814	165
Interest expense		(122,597)	(135,370)
Other income (expense), net		12,572	(87)
Foreign currency gains		23,223	41,241
Loss on extinguishment of debt	(Note 11)	—	(8,532)
Gains on derivatives		49,377	7,079
Loss on disposal	(Note 3)	—	(130,829)

Total other expense, net		(34,611)	(226,333)

Loss before income taxes		(216,947)	(610,273)
Provision for income taxes	(Note 18)	(9,894)	(19,677)

Net loss		(226,841)	(629,950)
Undeclared cumulative dividends and deemed dividends to preferred stockholders		(57,224)	(82,710)

Net loss attributable to common stockholders		$(284,065)	$(712,660)

Net loss per share attributable to common stockholders, basic and diluted	(Note 20)	$(4.73)	$(12.05)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	(Note 20)	60,036,859	59,122,285

The accompanying notes are an integral part of these consolidated financial statements.

STUBHUB HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	Year Ended December 31,
	2022	2021
Net loss	$(226,841)	$(629,950)
Other comprehensive income:
Foreign currency translation adjustments	18	(3,855)
Unrealized gain on cash flow hedges, net of tax	154,936	61,043

Total other comprehensive income	154,954	57,188

Comprehensive loss	$(71,887)	$(572,762)

The accompanying notes are an integral part of these consolidated financial statements.

STUBHUB HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY

(In thousands, except share data)

	Redeemable Preferred Stock		Common Stock		Additional Paid in Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance as of December 31, 2020	450,000	$421,180	59,438,456	$59	$2,055,844	$(14,474)	$(984,593)	$1,056,836
Net loss	—	—	—	—	—	—	(629,950)	(629,950)
Other comprehensive income, net of tax	—	—	—	—	—	57,188	—	57,188
Issuance of Class A common stock upon settlement of liability-classified awards	—	—	113,833	—	5,692	—	—	5,692
Issuance of Class A common stock upon exercise of stock options	—	—	278,512	1	793	—	—	794
Issuance of Class A common stock subject to employee stock loan program	—	—	200,000	—	—	—	—	—
Issuance of Class A common stock	—	—	395,226	1	99,922	—	—	99,923
Issuance of Series J redeemable preferred stock	65,785	58,648	—	—	7,137	—	—	7,137
Issuance of Series K redeemable preferred stock, net of issuance costs of $14,600	365,000	350,400	—	—	—	—	—	—
Repurchase and retirement of Class A and Class C common stock	—	—	(24,073)	—	(1,756)	—	—	(1,756)
Redemption of Series G redeemable preferred stock	(300,000)	(278,625)	—	—	(85,695)	—	—	(85,695)
Redemption of Series I redeemable preferred stock	(20,000)	(19,430)	85,894	—	17,145	—	—	17,145
Restructuring of Series J redeemable preferred stock and exchange for Class A common stock	(65,785)	(58,648)	134,066	—	25,055	—	—	25,055
Stock-based compensation	—	—	—	—	110,285	—	—	110,285

Balance as of December 31, 2021	495,000	$473,525	60,621,914	$61	$2,234,422	$42,714	$(1,614,543)	$662,654

The accompanying notes are an integral part of these consolidated financial statements.

STUBHUB HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY—continued

(In thousands, except share data)

	Redeemable Preferred Stock		Common Stock		Additional Paid in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance as of December 31, 2021	495,000	$473,525	60,621,914	$61	$2,234,422	$42,714	$(1,614,543)	$662,654
Net loss	—	—	—	—	—	—	(226,841)	(226,841)
Other comprehensive income, net of tax	—	—	—	—	—	154,954	—	154,954
Issuance of Class A common stock upon settlement of liability-classified awards	—	—	27,428	—	5,102	—	—	5,102
Issuance of Class A common stock upon exercise of stock options	—	—	29,066	—	37	—	—	37
Issuance of Class A common stock	—	—	12,569	—	3,180	—	—	3,180
Repurchase and retirement of Class A common stock	—	—	(26,700)	—	(4,966)	—	—	(4,966)
Redemption of Series H redeemable preferred stock and exchange for Class A common stock	(100,000)	(92,555)	98,806	—	(19,569)	—	—	(19,569)
Stock-based compensation	—	—	—	—	17,486	—	—	17,486

Balances as of December 31, 2022	395,000	$380,970	60,763,083	$61	$2,235,692	$197,668	$(1,841,384)	$592,037

The accompanying notes are an integral part of these consolidated financial statements.

STUBHUB HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2022	2021
Cash flows from operating activities:
Net loss	$(226,841)	$(629,950)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	6,499	26,104
Amortization of intangible assets	78,548	196,986
Stock-based compensation	21,366	112,978
Amortization of debt issuance costs	12,423	12,437
Provision for (release of) uncollectible amounts due from sellers	6,715	(2,003)
Gains on derivatives	(49,002)	(7,079)
Amortization of unrealized losses on cash flow hedge	(7,378)	(7,378)
Unrealized foreign exchange gains	(22,614)	(42,298)
Loss on disposal	—	130,829
Loss on extinguishment of debt	—	8,532
Deferred income taxes	11,868	17,881
Other	(15,119)	8,369
Changes in operating assets and liabilities, net of the effects of the acquisition:
Accounts receivable	1,609	(9,197)
Prepaid expenses and other current assets	(1,122)	(281)
Other non-current assets	(5,069)	15,732
Operating lease right-of-use assets	3,134	—
Employee loan receivable	2,249	3,887
Accounts payable	19,339	1,063
Payments due to buyers and sellers	149,044	52,207
Accrued expenses and other current liabilities	(18,221)	(2,429)
Other non-current liabilities	(12,329)	(22,476)
Operating lease liabilities	(3,878)	—

Net cash used in operating activities	(48,779)	(136,086)
Cash flows from investing activities:
Cash transferred for disposal of StubHub International Business	—	(45,445)
Proceeds from sale of equipment	1,596	—
Purchases of property and equipment	(2,306)	(3,556)

Net cash used in investing activities	(710)	(49,001)
Cash flows from financing activities:
Proceeds from issuance of long-term debt obligations	—	105,680
Payment of debt issuance costs	—	(5,699)
Proceeds from issuance of Series J redeemable preferred stock	—	65,785
Proceeds from issuance of Series K redeemable preferred stock	—	365,000
Redemption of Series G redeemable preferred stock	—	(364,320)
Redemption of Series H redeemable preferred stock	(112,124)	—
Proceeds from issuance of common stock	3,180	99,922
Repurchase and retirement of Class A and Class C common stock	(4,966)	(1,756)
Repayment of long-term debt obligations	(20,280)	(124,675)
Payment of Series K redeemable preferred stock issuance costs	—	(14,600)
Proceeds from exercise of stock options	37	794

Net cash (used in) provided by financing activities	(134,153)	126,131

STUBHUB HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—continued

(In thousands)

	Year Ended December 31,
	2022	2021
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(15,150)	(9,255)

Net decrease in cash, cash equivalents, and restricted cash	(198,792)	(68,211)
Cash, cash equivalents, and restricted cash at beginning of period	616,768	684,979

Cash, cash equivalents, and restricted cash at end of period	$417,976	$616,768

Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets:
Cash and cash equivalents	$403,451	$554,060
Restricted cash in prepaid expenses and other current assets	137	24,720
Restricted cash	14,388	37,988

Total cash, cash equivalents, and restricted cash	$417,976	$616,768

Supplemental cash flow information
Cash paid for:
Interest	$125,317	$126,395
Income tax	$13,589	$7,321
Non-cash investing and financing activities:
Liability-classified awards settled with Class A common stock	$5,102	$5,692
Capital contribution from exchange of Series H redeemable preferred stock	$6,622	$—
Capital contribution from exchange of Series I redeemable preferred stock	$—	$4,228
Capital contribution from exchange of Series J redeemable preferred stock	$—	$5,064
Indebtedness transferred upon disposal of StubHub International Business	$—	$2,823

The accompanying notes are an integral part of these consolidated financial statements.

STUBHUB HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE BUSINESS AND IMPACT OF THE GLOBAL COVID-19 PANDEMIC

Description of Business—StubHub Holdings, Inc. (the “Company”, “we”, “our”, or “us”) operates a global marketplace where fans can buy and sell tickets to live events through our StubHub and viagogo websites and mobile applications. Prior to the acquisition of the StubHub business (“StubHub”) on February 13, 2020, the Company consisted solely of the viagogo business. On September 8, 2021, we changed our name from Pugnacious Endeavors, Inc. to StubHub Holdings, Inc.

Liquidity and Impact of COVID-19 Pandemic—The outbreak and spread of a novel strain of coronavirus disease (“COVID-19”) and its variants in March 2020 had a significant material adverse impact on our business through the first half of 2021 as government restrictions and social distancing measures were implemented to cancel or postpone live events in order to reduce the continuing spread of the virus. During 2021, we began to experience a recovery in demand due to the positive impacts of vaccination rollouts, easing of social distancing measures, and lifting of government restrictions. This enabled a significant recovery in live events, with the exception of activities in Asia-Pacific markets, which continued to be impacted by the COVID-19 variants and government restrictions.

The decision to cancel or postpone an event is outside the control of the Company. For events that are canceled, our policy under our terms and conditions is to issue either a cash refund or sales credits to the buyer, at the buyer’s election. To incentivize our customers to choose sales credits over a cash refund, sales credits include a 20% to 25% premium over the original purchase price. Sales credits typically will expire 12 months after issuance, if unused. For events that are postponed, the Company’s policy under our terms and conditions is to not issue a cash refund or sales credits to the buyer. As of December 31, 2022, the Company had recorded a liability of $41.7 million for refunds payable to buyers within payments due to buyers and sellers on the consolidated balance sheets for already canceled events, and a liability of $17.0 million within accrued expenses and other current liabilities on the consolidated balance sheets for events where cancellations were considered probable. The obligations due to buyers are based on our estimates of event cancellations, recoupment of monies due back from sellers, and estimates of sales credits elected by buyers in lieu of cash refunds. See Note 2—Basis of Presentation and Summary of Significant Accounting Policies for more information.

At December 31, 2022, we had $403.5 million of cash and cash equivalents. In most cases, the Company does not pay sellers the proceeds of the sale of the ticket(s) until after the live event has occurred in order to mitigate the liquidity risk associated with future cancellations and the Company’s requirement to refund the buyer the total amount of their ticket purchase. We believe that our existing cash balance, revolving line of credit, with a borrowing availability of approximately $43.0 million at December 31, 2022, and the timing of future cash in-flows from buyers when considered with the projected cash outflows to sellers will be sufficient to meet the fixed and variable costs of the business, debt service obligations, and working capital requirements, including estimated cash refunds to be issued to buyers, for at least the next twelve months from the date of issuance of these consolidated financial statements.

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the financial statements of the Company and its wholly owned subsidiaries. All intercompany balances and transactions are eliminated in consolidation.

Prior Period Reclassifications—Certain amounts in the prior periods have been reclassified to conform with the current period presentation. These reclassifications had no effect on the previously reported net loss.

Use of Estimates—The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts and events reported and disclosed in the consolidated financial statements and accompanying notes. Significant estimates and assumptions made by management include accruals for legal contingencies, estimated future event cancellations, the valuation of deferred income tax assets and uncertain tax positions, revenue recognition and related reserves, valuation of acquired intangible assets and goodwill, impairment of long-lived assets and indefinite-lived intangible assets, including goodwill, collection rates on receivables from sellers, useful lives of intangible assets and property and equipment, the fair value of derivatives and bifurcated derivatives, the fair value of preferred stock, and the fair value of common stock and other assumptions used to measure stock-based compensation. We base our estimates on historical experience and on various other assumptions and factors, including the current economic environment, that we believe to be reasonable under the circumstances. Actual results could differ from those estimates. Changes in estimates will be reflected in the consolidated financial statements in future periods.

Concentration of Credit Risk—Our cash, cash equivalents, restricted cash, accounts receivable, and amounts due from sellers who were previously paid are subject to credit risk. Cash and cash equivalents are placed with financial institutions that management believes are of high credit quality and bear minimal credit risk. Deposits held with banks may exceed the amount of insurance provided on such deposits. The deposits may be redeemed upon demand.

Due to the number and size of buyers and sellers comprising our customer base, we do not have concentration of credit risk with respect to our revenue, accounts receivable, or amounts due from sellers who were previously paid. There were no customers who accounted for 10% or more of the Company’s total revenue during each of the two years in the period ended December 31, 2022. There were also no customers who accounted for 10% or more of the Company’s accounts receivable, or sellers who accounted for 10% or more of the Company’s amounts due from sellers who were previously paid, as of December 31, 2022 and 2021.

Derivative instruments expose us to credit risk to the extent that our counterparties may be unable to meet the terms of the agreements. We do not hold or issue derivatives for speculative purposes and monitor closely the credit quality of the institutions with which we transact.

Revenue Recognition—We recognize revenue in accordance with Accounting Standard Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“Topic 606”). Our revenue is primarily generated from the facilitation of individual buyers and sellers who desire to enter into a transaction to buy or sell live event tickets. Revenue consists primarily of: (i) fees charged to buyers and sellers of tickets when a transaction is executed on our platform and (ii) shipping fees charged to buyers of tickets. Fee structures can vary between jurisdictions for a variety of commercial reasons including matching competitors, complying with local law and regulatory requirements, or to encourage sellers to list tickets on the Company’s platform. The Company charges buyers a transaction fee in addition to the price of the tickets. This fee covers the cost of maintaining the Company’s platform, guaranteeing tickets, and providing customer service. Depending on the geographic market or live event, the Company may also charge sellers a transaction fee, which, if applicable, is deducted from the payment remitted to the seller. The Company provides incentives to buyers and sellers in various forms, including discounts on fees, discounts on items sold, and coupons. Promotions and incentives which are consideration payable to a customer are recognized as a reduction of revenue at the later of when revenue is recognized or when we pay or promise to pay the incentive.

Revenue is recognized at the point in time the Company satisfies its performance obligations. The Company has identified two performance obligations related to the core services offered to buyers and sellers: (i) transaction facilitation between buyers and sellers and (ii) shipping facilitation. The determination of whether the Company acts as a principal or an agent in its fulfillment of its transaction and shipping facilitation performance obligations is based on an evaluation of whether the Company controls the goods and services before being transferred to the customer under the terms of an arrangement. The Company does not set prices for tickets and is not responsible for providing tickets, but rather provides transaction facilitation between a buyer and a seller. As such, revenue from transaction facilitation earned by the Company for providing access to its marketplace platform and performing listing and transaction facilitation services is recorded net of the price of the tickets since the Company acts as an agent in these transactions. As part of facilitating transactions on our marketplace platform, we provide buyers with the ability to have tickets shipped to a specified address, and sellers the ability to ship paper tickets by providing them access to our pre-negotiated shipping contracts for a fee. The shipping fee is set by the Company and we act as a principal for shipping facilitation. As such, payments by customers to us for shipping facilitation are recognized as revenue in the consolidated statements of operations, while our shipping expenses are included in cost of revenue.

Revenue from the Company’s transaction facilitation between buyers and sellers is recognized at the point in time the sale is executed. Revenue from the Company’s shipping facilitation is recognized at the point in time the shipping label has been provided by the Company to the seller. Revenue is recognized net of value-added tax and sales taxes and estimated cash refunds and sales credits.

The Company is required to refund the buyer the total amount of their ticket purchase, inclusive of transaction facilitation fees, if an event is canceled. Revenue earned from transaction facilitation that occurs during a financial reporting period is recorded net of refunds for actual canceled events not previously reserved as well as an estimate for future canceled events. The Company assesses whether an event is likely to be canceled based on event policies and historical information, and other factors including forecasted economic conditions. The refund estimates for canceled events are determined based on historical data and market conditions. Refunds for estimated canceled events are recorded as a liability within accrued expenses and other current liabilities. If an event is canceled, the amounts due to buyers are recorded within refunds payable to buyers.

Accordingly, due to the likelihood of potential event cancellations caused by the circumstances of the COVID-19 pandemic, the Company recorded liabilities as of December 31, 2022 and 2021 of $41.7 million and $57.4 million, respectively, for events that have been canceled within refunds payable to buyers on the consolidated balance sheets and $17.0 million and $62.1 million, respectively, for events expected to be canceled within accrued expenses and other current liabilities on the consolidated balance sheets.

Cash and Cash Equivalents—Cash and cash equivalents consist of short-term, highly liquid investments with original maturities of three months or less when purchased and are primarily comprised of bank deposits and cash held at online payment companies. Amounts held at online payment companies of $106.9 million and $78.0 million as of December 31, 2022, and 2021, respectively, were included in cash and cash equivalents on the consolidated balance sheets because they are short-term, highly liquid in nature, and are typically converted to cash approximately 1 to 2 business days from the date of the underlying transaction.

Accounts Receivable—Accounts receivable represents receivables for transaction and shipping fees as well as fees for marketing and other services. The Company does not maintain an allowance for doubtful accounts as historical losses on accounts receivable have not been material.

Seller Receivables, Net—Seller receivables, net represents the estimated amounts due to the Company from sellers when events are canceled or are expected to be canceled, and the seller has previously been paid for the transaction. Seller receivables are recorded in other current assets and stated net of an allowance for doubtful accounts. We assess our allowance for doubtful accounts due from sellers primarily based on historical experience of collecting these amounts. The Company charges a provision to general and administrative expense for seller receivables deemed uncollectible.

Property and Equipment, Net—Property and equipment are stated at cost less accumulated depreciation. At the time the asset is placed into service, depreciation is recognized using the straight-line method, which approximates the pattern of the asset’s usage, over the estimated useful lives of the respective assets. Repairs and maintenance which do not extend the life of the asset are charged to the consolidated statements of operations as incurred. Upon sale or retirement of assets, the cost and related accumulated depreciation are removed from the consolidated balance sheets and the resulting gain or loss is reflected in the consolidated statements of operations. The useful lives are as follows:

Asset Type	Useful Life (in Years)
Computers—hardware	3
Computers—software	3
Office furniture and equipment	3
Leasehold improvements	Shorter of estimated useful life or lease term

Employee Loan Receivable—The Company offers cash loans to certain employees, whereby under the terms of the loan agreement both interest and principal are forgiven over a period of 1 to 5 years if the employee meets certain service conditions. The Company accounts for these cash loans to employees as a prepaid bonus and records them as compensation expense over the requisite service period. The Company accounts for forfeitures of employee loan advances when they occur.

Restricted Cash—As of December 31, 2022, the Company maintained a restricted cash balance for certain contingency matters within restricted cash on the consolidated balance sheets. As of December 31, 2021, the Company maintained a restricted cash balance for the indemnity amounts related to the sale of StubHub International and certain contingency matters within prepaid expenses and other current assets and restricted cash on the consolidated balance sheets, respectively. See Note 3—Divestiture and Note 14—Commitments and Contingencies, respectively, for more information.

Internal-Use Software and Website Development Costs—The Company capitalizes costs incurred to develop software for internal use and the Company’s website once the preliminary design and development efforts are successfully completed, management has authorized and committed project funding, and deemed it probable that the project will be completed and the software will be used as intended. Capitalization ceases when the project is substantially complete and ready for its intended use. Costs related to preliminary project activities during the design and development phase and post-implementation maintenance and other operating activities are expensed as incurred. Costs related to enhancements that are expected to result in additional functionality are capitalized and expensed over the estimated useful life of the upgrades on a per project basis.

Capitalized costs for internal-use software and website development costs are included in property and equipment, net. The capitalized costs are amortized on a straight-line basis over the estimated useful life of the software, which is generally 3 years, once the internal-use software is ready for its intended use. During the years ended December 31, 2022 and 2021, $0.7 million and $1.4 million was capitalized for internal-use software, respectively.

Intangible Assets, Net—Intangible assets, net consist of trademarks and trade names, customer relationships, supplier relationships, and developed technologies. The trademarks and trade names and developed technologies have been valued using the relief from royalty method. Customer relationships and managed marketplace relationships have been valued using the replacement cost method. Business to consumer supplier relationships and consumer to consumer supplier relationships have been valued using the multi-period excess earnings method.

Intangible assets, except for trademarks and trade names, are amortized over the period of estimated benefit using the straight-line method, which approximates the pattern of the assets’ usage. Estimated useful lives range from one to nine and a half years. Trademarks and trade names have an indefinite life. See Note 7—Intangible Assets, Net for more information.

Goodwill—Goodwill represents the excess purchase price over fair value of net tangible and identifiable intangible assets acquired in a business combination. Goodwill is not subject to amortization but is tested for impairment at a minimum on an annual basis during the fourth quarter of each year, or more frequently if events or changes in circumstances indicate that the asset may be impaired.

Business Combinations—The Company accounts for business combinations using the acquisition method of accounting. We recognize the identified assets acquired and liabilities assumed based on their estimated fair values as of the date of acquisition. The excess purchase price over the fair values of identifiable assets and liabilities is recorded as goodwill. The Company includes the results of operations of the businesses that we acquire in the consolidated financial statements beginning on the date of acquisition.

During the measurement period, not to exceed one year from the date of acquisition, we may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill. Transaction costs associated with business combinations are expensed as incurred and are included in general and administrative expense.

Impairment of Long-Lived Assets—We evaluate long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset group may not be recoverable. Events that could indicate impairment of long-lived assets that trigger an impairment assessment include, but are not limited to, adverse economic market conditions, long-term declining industry outlook conditions, entity-specific financial underperformance, and adverse legal and regulatory events. An asset group held and used is considered impaired to the extent its carrying amount exceeds the undiscounted future net cash flows the asset group held and used is expected to generate. An asset group to be disposed of is reported at the lower of its carrying amount or fair value less costs to sell.

The Company evaluated events and circumstances during the years ended December 31, 2022 and 2021 to assess whether or not indicators of impairment existed for our long-lived assets. We did not identify any indicators during the years ended December 31, 2022 and 2021 that our long-lived assets were not recoverable.

Impairment of Indefinite-Lived Intangible Assets—We evaluate indefinite-lived intangible assets, including goodwill and trademarks and trade names, annually during the fourth quarter for impairment or more frequently if events and circumstances indicate that it is more likely than not that the goodwill or other indefinite-lived intangible assets are impaired. Events that could indicate impairment of indefinite-lived intangible assets that trigger an impairment assessment include, but are not limited to, adverse economic market conditions, long-term declining industry outlook conditions, entity-specific financial underperformance, and other adverse legal and regulatory events. The Company performs its goodwill impairment assessment at the reporting unit level. The Company’s reporting unit is aligned with the organizational structure of its business, and the Company has concluded it has a single reporting unit.

The Company performs impairment testing for goodwill or other indefinite-lived intangible assets using a two-step process. First, a qualitative assessment using relevant events and circumstances is performed to determine whether it is more likely than not that the fair value of a reporting unit or the fair value of an indefinite-lived intangible asset is less than its carrying value. Second, if the qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit or indefinite-lived intangible asset is less than its carrying amount, a quantitative assessment is required. We may also bypass the qualitative assessment for a reporting unit or indefinite-lived asset and directly perform a quantitative assessment.

When a quantitative assessment is performed, the fair value of the reporting unit or the fair value of an indefinite-lived intangible asset is compared with its carrying amount. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, then such indefinite-lived intangible asset is written down by an amount equal to the excess of carrying value over fair value. If the carrying value of a reporting unit exceeds its fair value, then we recognize a goodwill impairment for the amount by which the reporting unit’s carrying value exceeds its fair value, limited to the total amount of goodwill allocated to the reporting unit.

To evaluate goodwill and indefinite-lived intangible assets in a quantitative impairment assessment, the fair value of the reporting unit or the fair value of an indefinite-lived intangible asset is estimated using income and market approaches. The discounted cash flow method, a form of the income approach, uses expected future cash flows, discounted using a market participant discount rate. Failure to achieve these expected results, or changes in the discount rate or market pricing metrics may cause a future impairment of goodwill at the reporting unit or an indefinite-lived intangible asset.

The Company evaluated events and circumstances during the years ended December 31, 2022 and 2021, including our annual impairment tests on October 1, 2022 and 2021, to identify whether or not indicators of impairment existed for our goodwill or other indefinite-lived intangible assets, which related to our acquisition of StubHub. We did not identify any indicators of impairments to our goodwill or other indefinite-lived intangible assets during the years ended December 31, 2022 and 2021.

Payments Due to Buyers and Sellers—Payments due to buyers and sellers represents refunds payable to buyers and payments due to sellers. Refunds payable to buyers represents the amount of refunds the Company owes buyers for previously canceled events where payments have already been received from buyers. Payments due to sellers represent the amount of funds the Company owes sellers from transactions that have been processed with a buyer but have not yet been remitted to the seller. The Company had refunds payable to buyers of $41.7 million and $57.4 million and payments due to sellers of $476.9 million and $307.2 million as of December 31, 2022 and 2021, respectively.

Interest Rate Derivatives—The Company only uses derivatives for risk management purposes. We do not use any derivative instruments for trading or speculative purposes. We use interest rate swaps to manage interest rate risk on future cash flows, with certain of these swaps designated and accounted for as cash flow hedges. Derivative instruments are recognized on the consolidated balance sheets at fair value each reporting period. Gains and losses resulting from changes in the fair value of derivative instruments not qualifying as a cash flow hedge are recognized within losses on derivatives in the consolidated statements of operations. If the derivative instrument is designated as a cash flow hedge, gains and losses resulting from changes in fair value are deferred in unrealized losses on cash flow hedges, net of tax in accumulated other comprehensive income (loss) until the hedged transaction affects earnings and is presented within interest expense in the consolidated statements of operations. The criteria used to determine if hedge accounting treatment is appropriate are: (a) formal designation and documentation of the hedging relationship, the risk management objective, and hedging strategy at hedge inception; (b) eligibility of hedged items, transactions, and corresponding hedging instrument; and (c) to receive hedge accounting treatment, cash flow hedges must be highly effective in offsetting changes to expected future cash flows on hedged transactions. At inception and on a quarterly basis, effectiveness of designated hedges are required to be assessed to ensure that the cash flow hedges remain highly effective. See Note 12—Interest Rate Derivatives for more information.

Fair Value Measurements—Fair value is measured as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The Company measures financial assets and liabilities at fair value, based on the priority of the inputs used to value the assets and liabilities, using a three-level fair value hierarchy as follows:

•	Level 1—Observable inputs such as unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access.

•	Level 2—Observable inputs such as quoted market prices in markets that are not active or model-derived valuations in which all significant inputs are observable in active markets.

•	Level 3—Values are derived from techniques in which one or more significant inputs are unobservable.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities and lowest priority to unobservable inputs. If the inputs used to measure the assets and liabilities fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the assets and liabilities. The Company’s assessment of a particular input to the fair value measurement requires management to make judgments and consider factors specific to the asset or liability. The fair value hierarchy requires the use of observable market data when available in determining fair value. The Company recognizes transfers between levels within the fair value hierarchy, if any, at the end of each period. See Note 4—Fair Value Measurements for more information.

Loss Contingencies—The Company is involved in various claims, litigation, fines, and penalties that arise in connection with its business. The Company records a liability in accrued expenses and other current liabilities and other non-current liabilities on the consolidated balance sheets when the Company believes that it is both probable that a loss has been incurred and the amount can be reasonably estimated. The Company discloses contingencies when it believes that a loss is not probable but reasonably possible. Significant judgment is required to determine both probability and the estimated amount. Legal fees are expensed as incurred. See Note 14—Commitments and Contingencies for more information.

Redeemable Preferred Stock—The Company recorded all shares of its Series G redeemable preferred stock (“Series G Redeemable Preferred Stock”), Series H redeemable preferred stock (“Series H Redeemable Preferred Stock”), Series I redeemable preferred stock (“Series I Redeemable Preferred Stock”), Series J redeemable preferred stock (“Series J Redeemable Preferred Stock”), and Series K redeemable preferred stock (“Series K Redeemable Preferred Stock”) at their respective fair values less issuance costs on the dates of issuance. The Company has classified its Series G, Series H, Series I, and Series K Redeemable Preferred Stock issued and outstanding as mezzanine equity on the consolidated balance sheets due to being contingently redeemable upon a change in control, which is deemed outside of the Company’s control. These events were not probable of occurring as of December 31, 2022 and 2021, and therefore the carrying values of the redeemable preferred stock are not being accreted to their redemption values. Subsequent adjustments to the carrying values of the redeemable preferred stock may be required when it becomes probable that the shares will become redeemable.

The Series J Redeemable Preferred Stock was initially classified as mezzanine equity. The Series J Redeemable Preferred Stock was restructured subsequent to its original issuance to require automatic conversion into shares of Class A common stock if the Company lists its common stock on a principal U.S. securities exchange (“Qualified IPO”) before February 20, 2023; otherwise, the Company will be required to redeem all of the shares of Series J Redeemable Preferred Stock then issued and outstanding. The Company has classified all shares of its Series J Redeemable Preferred Stock as a liability within other current liabilities on the consolidated balance sheets and elected the fair value option to remeasure the Series J Redeemable Preferred Stock at each reporting period with changes recorded through interest expense in the consolidated statements of operations.

A portion of the Series I Redeemable Preferred Stock was restructured subsequent to its original issuance on October 2021 and the Company identified a bifurcated derivative, which is bifurcated and presented within other non-current liabilities on the consolidated balance sheets. The bifurcated derivative was recorded at fair value upon issuance and is subject to remeasurement to fair value at each reporting period with changes recorded through interest expense in the consolidated statements of operations.

Leases—The Company leases office space in multiple locations under non-cancellable lease agreements. The Company’s lease terms may include options to extend or terminate the lease, and these options will be accounted for when it is reasonably certain that the Company will exercise that option. The leases are reviewed at lease inception for classification as an operating lease or finance lease. As of December 31, 2022 and 2021, the Company did not have any finance leases. Operating lease right-of-use (“ROU”) assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Operating lease liabilities represent the present value of lease payments not yet paid. Operating lease ROU assets represent the Company’s right to use an underlying asset and are based upon the operating lease liabilities adjusted for prepayments or accrued lease payments, initial direct costs, lease incentives, and impairment of operating lease assets. ROU assets are within other non-current assets and ROU liabilities are included in accrued expenses and other current liabilities, and other non-current liabilities for short-term and long-term liabilities, respectively on the consolidated balance sheets. As most of the Company’s leases do not provide an implicit rate, the Company’s incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments.

The Company’s leases often contain rent escalations over the lease term. The Company recognizes expense for these leases on a straight-line basis over the lease term. Tenant incentives, primarily used to fund leasehold improvements, are recognized when earned and reduce the Company’s ROU asset related to the lease. These are amortized through the ROU asset as reductions of expense over the lease term. The Company’s lease agreements may contain variable costs such as common area maintenance, utilities, real estate taxes or other costs. Variable lease costs are expensed as incurred in the consolidated statements of operations.

Cost of Revenue (Exclusive of Depreciation and Amortization)—Cost of revenue (exclusive of depreciation and amortization) includes payment processing costs, substitution and replacement costs, costs associated with the maintenance and support of the Company’s platform, and shipping costs. Payment processing costs consists of merchant fees, chargebacks and expenses associated with the usage of cloud infrastructure. Costs associated with the maintenance and support of the Company’s platform includes employee-related expenses, hosting and bandwidth and allocated overhead costs.

Operations and Support—Operations and support expense is not directly related to revenue activities and primarily consists of compensation expenses for employees and outside contractors who provide buyer and seller support. Operations and support expense also includes allocated overhead costs as well as certain third-party costs resulting from the transition services agreement (the “TSA”) we entered into with eBay in connection with the StubHub Acquisition, which expired September 2021.

Sales and Marketing—Sales and marketing expense primarily consists of fixed and variable marketing and advertising expenses, including sponsorship fees paid to certain content right holders, and personnel-related costs for sales and marketing employees, including allocated overhead costs.

Advertising—The Company expenses the costs of advertising, including promotional expenses, as incurred. Advertising expenses are recorded in sales and marketing expenses. Advertising expenses for the years ended December 31, 2022 and 2021 were $474.8 million and $146.7 million, respectively.

General and Administrative—General and administrative expense includes personnel-related expenses for functions such as product development, finance and accounting, legal and human resources as well as legal expenses, restructuring costs, professional services expenses, information technology costs, and allocated overhead costs. General and administrative expense also includes transition services charges under the TSA, which expired in September 2021.

Loss on Disposal—A long-lived asset or disposal group that is classified as held for sale is recognized at the lower of its carrying value or fair value less any costs to sell. Assets to be disposed of are not depreciated or amortized while they are classified as held for sale. The fair value less costs to sell of a long-lived asset or disposal group is reassessed in each reporting period in which it is classified as held for sale. The Company recognizes any subsequent increase in fair value less cost to sell, only to the extent that it is not in excess of the cumulative loss previously recognized. See Note 3—Divestiture for more information.

Stock-Based Compensation—The Company issues stock-based compensation awards to employees, officers, directors, and non-employees in the form of stock options and restricted stock units (“RSUs”). The Company measures and recognizes compensation expense for stock-based awards based on the awards’ fair value on the date of grant. The fair value of RSUs that vest based on service and performance conditions is measured using the fair value of the Company’s common stock on the date of the grant. The fair value of stock options that vest based on service and performance conditions is measured using the Black-Scholes option pricing model on the date of grant. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the Company’s common stock, the expected term of the award, the expected volatility of the Company’s common stock, risk-free interest rates, and the expected dividend yield of the Company’s common stock. The fair value of stock options and RSUs that vest based on market conditions is measured using a binomial option model on the date of grant. The assumptions used to determine the fair value of the awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. The fair value of awards that vest based only on continuous service is recognized on a straight-line basis over the requisite service period of the awards. The fair value of awards that vest based on performance or market conditions is recognized over the requisite service period using the accelerated attribution method. Stock-based compensation expense is only recognized for awards with performance conditions once the performance condition becomes probable of being achieved. The Company accounts for forfeitures of stock-based awards when they occur.

Changes to the terms and conditions of a stock-based compensation award that changes the fair value, vesting condition, or classification of an award are treated as modifications. A modification is treated as an exchange of the original award for a new award. When the terms of a stock-based compensation award are modified, the minimum expense recognized is the grant-date fair value of the original award, provided the original vesting terms of the award are met. An additional incremental expense is measured on the date of the modification for any increase in the total fair value of the award.

Stock-based compensation arrangements accounted for as liability-classified awards are remeasured to fair value at the end of each reporting period through the settlement date. Changes in the fair value of the liability-classified awards are recognized during the period in which the changes occur.

Employee Stock Loan Program—The Company offers loans to certain employees to fund the exercise of the employee’s stock options to purchase shares of the Company’s common stock. The loans are partially secured by the purchased shares and are forgiven if the employee provides continuous service to the Company through the loan forgiveness date. The employee may also voluntarily repay the loan at any time without penalty. The purchased shares are considered restricted until the loans are repaid or forgiven. The loan program is accounted for as a stock-based compensation award as the loans are deemed a nonrecourse arrangement for accounting purposes.

The fair value of the purchased shares is measured using the fair value of the Company’s common stock on the date of the grant since the Company intends to forgive the loan, subject to the employee’s continuous service. As the employee may also voluntarily repay the loan at any time without penalty, the portion of the award’s grant date fair value associated with this stock option is recognized immediately on the grant date using the Black-Scholes option pricing model. The remaining grant date fair value is expensed over the requisite service period of the loan, beginning on the grant date and ending on the loan forgiveness date. The requisite service period ranges from one month to four years.

Debt Issuance Costs—Debt issuance costs are amortized to interest expense. Costs relating to term loans are capitalized against the carrying amount of the debt and amortized, using the effective interest method, over the term of the debt. Costs related to revolving lines of credit are capitalized within other non-current assets and amortized on a straight-line basis over the term of the borrowing arrangement.

Equity Method Investment—Our non-controlling investment in a foreign entity over which we exercise significant influence is accounted for under the equity method. Our proportional share of affiliate earnings or losses and impairments of our investment in the affiliate are included in equity in net income (loss) of affiliates in our consolidated statements of operations. Losses in affiliates are recorded until the carrying value of our investment is reduced to zero. Our equity method investment is not material to our financial position, results of operations or cash flows for any period presented. We divested our equity method investment during the year ended December 31, 2021.

Provision for Income Taxes—The Company uses the asset and liability method of accounting for income taxes. Under this method, the Company recognizes deferred taxes on temporary differences between the financial statement carrying amounts and tax bases of existing assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. In determining the need for a valuation allowance, the Company weighs both positive and negative evidence in the various jurisdictions in which it operates to determine whether it is more likely than not that its deferred tax assets are recoverable. The Company regularly assesses all available evidence, including cumulative historical losses, forecasted earnings, if carryback is permitted under the law, carryforward periods, and prudent and feasible tax planning strategies. A valuation allowance is established when necessary to reduce deferred tax assets that are not more likely than not expected to be realized.

The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not that the position is sustainable upon examination by the taxing authority, solely based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit which is greater than 50 percent likely to be realized upon settlement with the taxing authority. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in the provision for income taxes.

Net Loss per Share Attributable to Common Stockholders—Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. The two-class method determines net loss per share for each class of common stock and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based on their respective rights to receive earnings as if all earnings for the period had been distributed. Shares of the Company’s Class A common stock subject to outstanding loans under the employee stock loan program are participating securities that contractually entitle the holders of such shares to participate in earnings but do not contractually require the holders of such shares to participate in the Company’s losses.

Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share attributable to common stockholders is computed by adjusting basic net loss per share to give effect to all potentially dilutive securities outstanding for the period. For periods in which the Company reports net losses, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders because all potentially dilutive securities are anti-dilutive.

Foreign Currency Transactions and Foreign Currency Translation—The reporting currency of the Company is the United States dollar (“USD”). The financial position and operating results of the Company’s foreign operations are consolidated using the USD or the local currency as the functional currency. Monetary assets and liabilities denominated in a non-functional currency are remeasured into the functional currency using the exchange rate as of the balance sheet date. Non-monetary assets and liabilities are remeasured into the functional currency using the historical exchange rate. Revenue and expenses are remeasured into the functional currency using the average exchange rate during the period. Foreign currency transaction gains and losses are recognized in foreign currency gains (losses) in the consolidated statements of operations. Local currency assets and liabilities are translated into U.S. dollars using the exchange rate as of the balance sheet date, and local currency revenue and expenses are translated using the average exchange rate during the period. Translation gains or losses on assets and liabilities are included as a component of accumulated other comprehensive income (loss).

We conduct a portion of our business outside of the U.S. resulting in significant revenue and expenses that are denominated in foreign currencies, including the pound sterling and euro, but report our results in U.S. dollars, subjecting us to foreign currency risk which may adversely impact our financial results.

Segment Information—Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources and assess performance. The Company’s Chief Executive Officer (“CEO”) is the Company’s CODM. The Company has one operating and reportable segment because its CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. The Company has no segment managers who are held accountable by the CODM for operations, operating results, and planning for levels of components below the consolidated level.

Recently Adopted Accounting Pronouncements—In 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (“Subtopic 350-40”): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which provides guidance on a customer’s accounting for implementation, set-up, and other upfront costs incurred in a cloud computing arrangement that is hosted by the vendor. Under the new guidance, customers will apply the same criteria for capitalizing implementation costs as they would for an arrangement that has a software license. The Company adopted the standard for the year ended December 31, 2021. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements and disclosures.

In 2020, the FASB issued ASU 2020-04, Reference Rate Reform (“Topic 848”): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions that reference LIBOR or other reference rates expected to be discontinued due to reference rate reform. Subsequently, the FASB issued ASU 2021-01, Reference Rate Reform (“Topic 848”): Scope, to expand the scope of ASU 2020-04. The Company has elected to apply certain optional expedients with respect to the cash flow hedge. See Note 12—Interest Rate Derivatives for more information. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements and disclosures.

In 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases (“Topic 842”). Subsequently, the FASB issued several amendments to Topic 842. The new lease guidance requires each of the following to be recognized for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee’s future obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a ROU asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. The Company adopted ASC 842 on January 1, 2022, under the modified retrospective transition method and used the effective date as the date of initial application. The Company elected the package of practical expedients, which, among other things, allowed us to carry forward the historical lease classification related to agreements entered prior to adoption. We elected not to record assets and liabilities on the consolidated balance sheets for leases with an initial term of twelve months or less, recognizing those lease payments on the consolidated statements of operations on a straight-line basis over the term of the lease. The adoption of ASC 842 resulted in the recognition of $9.7 million of operating lease ROU assets and operating lease liabilities for real estate leases on the consolidated balance sheet as of January 1, 2022, and there was no material impact to the consolidated statements of operations.

The Company records ROU assets and operating lease liabilities at the present value of future lease payments at the lease commencement date using its incremental borrowing rate based on the information available at the commencement date as the Company’s leases generally do not provide an implicit rate. The Company’s incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in similar economic environments. The Company’s lease terms may include options to extend or terminate the lease, and these options will be accounted for when it is reasonably certain that the Company will exercise that option. Lease payments may be fixed or variable; however, only fixed payments or in-substance fixed payments are included in the Company’s operating lease liability calculation. Variable lease payments may include costs such as common area maintenance, utilities, real estate taxes or other costs. Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments are incurred and were not material for the year ended December 31, 2022.

In 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (“Topic 350”): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”), which eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. This standard is effective for the Company’s annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2022 with early adoption permitted. This standard is applied to our reporting requirements in performing annual goodwill impairment testing for fiscal year 2022, and there was no material impact to the consolidated financial statements.

In 2019, the FASB issued ASU 2019-12, Income Taxes (“Topic 740”): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by eliminating some exceptions to the general approach in ASC 740, Income Taxes in order to reduce cost and complexity of its application. ASU 2019-12 is effective for all entities for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Company adopted the new standard effective for the year ended December 31, 2022, and there was no material impact to the consolidated financial statements.

In 2021, the FASB issued ASU 2021-04, Earnings Per Share (“Topic 260”), Debt—Modifications and Extinguishments (“Subtopic 470-50”), Compensation—Stock Compensation (“Topic 718”), and Derivatives and Hedging—Contracts in Entity’s Own Equity (“Subtopic 815-40”): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options, which clarifies and reduces diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options that remain equity classified after modification or exchange. ASU 2021-04 is effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Company adopted ASU 2021-04 on January 1, 2022, and there was no material impact to the consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted—In 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (“Topic 326”): Measurement of Credit Losses on Financial Instruments, and has since released various amendments including ASU 2019-04 and ASU 2020-03, that requires credit losses on financial assets measured at amortized cost basis to be presented at the net amount expected to be collected, not based on incurred losses. Credit losses on available-for-sale debt securities should be recorded through an allowance for credit losses limited to the amount by which fair value is below amortized cost. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this standard on its condensed consolidated financial statements and disclosures.

In 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (“Subtopic 470-20”) and Derivatives and Hedging—Contracts in Entity’s Own Equity (“Subtopic 815-40”): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements and related disclosures.

3.	DIVESTITURE

On August 6, 2021, the Company entered into a share purchase agreement to sell StubHub’s international business (the “StubHub International Business”) to a third-party buyer. The sale of the StubHub International Business was approved by the United Kingdom’s Competition and Markets Authority and completed on September 3, 2021.

No cash consideration was received from the buyer for the sale of the business. The Company has also indemnified the buyer for up to $23.0 million for contingent claims arising from activities prior to and in connection with the transfer of the StubHub International Business to the buyer, including, but not limited to, ticket refunds for past sales, vendor transition services, and employee retention bonuses.

During the second quarter of the year ended December 31, 2021, the Company determined that the assets associated with the StubHub International Business met the criteria to be classified as held for sale. We ceased depreciation and amortization of the property and equipment and intangible assets and tested the assets included within the StubHub International Business for impairment. The total loss on disposal recorded was $130.8 million during the year ended December 31, 2021. No tax benefit related to the sale was realized. The Company transferred cash funds of $45.4 million to the buyer. Other net assets disposed primarily consisted of net working capital of $6.6 million, and net intangible assets of $73.1 million, which included $55.2 million in trademarks and trade names, $5.2 million of customer relationships, $8.4 million of supplier relationships and $4.3 million of developed technology.

The following table presents the loss on disposal related to the divestiture of StubHub International Business during the year ended December 31, 2021 (in thousands):

September 3, 2021
Fair value of consideration received	$—
Costs to sell	(3,244)
Carrying value of net assets transferred	(127,585)

Loss on disposal	$(130,829)

Following its divestiture on September 3, 2021, there are no longer any StubHub International Business assets and liabilities classified as held for sale. There is no retained investment between the Company and the buyer. For up to 24 months after the sale date of September 3, 2021, if COVID-related limitations on event capacity are imposed on more than 50% of all venues in certain StubHub International Business territories, the Company may be required to offer a loan of up to $10.0 million to the buyer. The Company and the buyer entered an agreement covering the $10.0 million written loan commitment, the procurement of certain services, and the use of certain licensed trademarks by the buyer. As of December 31, 2022, we have not provided any amounts under the written loan commitment. The sale of the StubHub International Business was not reported as discontinued operations as it did not represent a strategic shift that has a major effect on the Company’s operations and financial results.

4.	FAIR VALUE MEASUREMENTS

The Company measures and records certain financial assets and liabilities, including money market funds, derivative interest rate contracts, the Series J Redeemable Preferred Stock, and the Series I Redeemable Preferred Stock bifurcated conversion derivative at fair value on a recurring basis. Changes in fair value for the Series I Redeemable Preferred Stock bifurcated derivative and the Series J Redeemable Preferred Stock are presented as a component of interest expense in the consolidated statements of operations. For the years ended December 31, 2022 and 2021 the changes in fair value or the Series I Redeemable Preferred Stock bifurcated derivative and the Series J Redeemable Preferred Stock resulted in a $2.7 million reduction of interest expense and $1.3 million of interest expenses, respectively.

The following are the categories of assets and liabilities measured at fair value on a recurring basis according to the fair value hierarchy (in thousands):

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Cash equivalents
Money market funds	$203,432	—	—	$203,432

Total	$203,432	—	—	$203,432

Other non-current assets
Derivative interest rate contracts	—	$218,627	—	$218,627

Total	—	$218,627	—	$218,627

Other current liabilities
Series J redeemable preferred stock	—	—	$(32,118)	$(32,118)

Total	—	—	$(32,118)	$(32,118)

Other non-current liabilities
Series I redeemable preferred stock bifurcated derivative	—	—	$(2,376)	$(2,376)

Total	$—	$—	$(2,376)	$(2,376)

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Cash equivalents
Money market funds	$172,008	—	—	$172,008

Total	$172,008	—	—	$172,008

Other non-current assets
Derivative interest rate contracts	—	$6,018	—	$6,018

Total	—	$6,018	—	$6,018

Other non-current liabilities
Series I redeemable preferred stock bifurcated derivative	—	—	$(2,329)	$(2,329)
Series J redeemable preferred stock	—	—	(34,818)	(34,818)

Total	—	—	$(37,147)	$(37,147)

Long-term debt obligations are recorded at carrying value. The fair value of the EUR Term Loan B, the USD Term Loan B, and the USD Term Loan B2 as of December 31, 2022 were €348.3 million, $1,359.4 million, and $268.6 million, respectively. The Company’s term loans are classified as within Level 2 of the fair value hierarchy because they are valued using a market approach with inputs based on observable inputs other than quoted prices in active markets for identical or similar assets and liabilities. See Note 11—Long-Term Debt Obligations for more information.

There were no transfers of financial instruments between valuation levels during the years ended December 31, 2022 and 2021.

Money market funds are included within Level 1 of the fair value hierarchy because they are valued using quoted prices in active markets. The Company’s derivative interest rate contracts are classified within Level 2 of the fair value hierarchy because they are valued using a market approach with inputs based on observable inputs other than quoted prices in active markets for identical or similar assets and liabilities. See Note 12—Interest Rate Derivatives for more information.

The Company modified the Series J Redeemable Preferred Stock and Series I Redeemable Preferred Stock, establishing the Series I bifurcated derivative, in August and October 2021, respectively. The Series I bifurcated derivative and Series J Redeemable Preferred Stock are liabilities recognized at fair value. See Note 15—Redeemable Preferred Stock for more information. The Company’s Series I Redeemable Preferred Stock bifurcated derivative and Series J Redeemable Preferred Stock are classified within Level 3 of the fair value hierarchy because the fair value is estimated using significant unobservable inputs.

The following table summarizes the changes in the Series I Redeemable Preferred Stock bifurcated derivative liability and the Series J Redeemable Preferred Stock liability.

	Series I Redeemable Preferred Stock Bifurcated Derivative	Series J Redeemable Preferred Stock
Balance as of December 31, 2021	$(2,329)	$(34,818)
Changes in fair value	(47)	2,700

Balance as of December 31, 2022	$(2,376)	$(32,118)

The Company utilized the income approach to measure the fair value of the Series I Redeemable Preferred Stock with and without the bifurcated derivative and the Series J Redeemable Preferred Stock. The fair value of these liabilities is the present value of the expected future cash flows using a discount rate that approximates assumptions used by market participants for similar liabilities, adjusted to reflect inherent risks of the Company’s future cash flows. Significant changes in the discount rate would result in a significant decrease or increase in the fair value measurement.

The following table presents additional information about valuation techniques and inputs used for liabilities that are measured at fair value and categorized within Level 3 as of December 31, 2022 (amounts in thousands):

Liability	Fair Value	Valuation Technique	Key Unobservable Inputs	Inputs Value
Series I redeemable preferred stock bifurcated derivative	$2,376	Income approach	Publicly traded debt yield	13.2%
			Estimated preferred premium	5.4%
			Discount rate	18.6%
			Expected term	0.8 years
Series J redeemable preferred stock	$32,118	Income approach	Publicly traded debt yield	13.2%
			Estimated preferred premium	5.4%
			Discount rate	18.6%
			Expected term	0.1 years

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets were as follows (in thousands):

	December 31,
	2022	2021
Prepaid expenses	$7,698	$4,993
Seller receivables, net	2,994	23,569
Restricted cash	137	24,720
Other current assets	16,267	24,312

Total	$27,096	$77,594

A reconciliation of the beginning and ending amount of the Company’s provision for uncollectible amounts due from sellers recorded in prepaid expenses and other current assets was as follows (in thousands):

	Balance at Beginning of Period	Amounts Charged (Released) to Expense	Write-offs	Balance at End of Period
Year ended December 31, 2022	$22,201	$6,715	$(28,916)	$—

Year ended December 31, 2021	$24,204	$(2,003)	$—	$22,201

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following (in thousands):

	December 31,
	2022	2021
Computers—hardware	$31,782	$36,348
Computers—software	5,489	6,391
Office furniture equipment	1,586	2,516
Leasehold improvements	4,522	4,135

Gross property and equipment	43,379	49,390
Accumulated depreciation	(40,883)	(42,041)

Property and equipment, net	$2,496	$7,349

Depreciation expense on our property and equipment for the years ended December 31, 2022 and 2021 was $6.5 million and $26.1 million, respectively.

7.	INTANGIBLE ASSETS, NET

Intangible assets, net as of December 31, 2022, including the effects of foreign currency translation, were as follows (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Useful Life (Years)
Trademarks and trade names	$864,800	$—	$864,800	Indefinite
Customer relationships	263,200	(263,200)	—	2.0
Supplier relationships	160,740	(61,279)	99,461	8.0

Total	$1,288,740	$(324,479)	$964,261	4.2

For the year ended December 31, 2022, the Company wrote-off the fully amortized developed technology intangible.

Intangible assets, net as of December 31, 2021, including the effects of foreign currency translation, were as follows (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Useful Life (Years)
Trademarks and trade names	$864,800	$—	$864,800	Indefinite
Customer relationships	263,200	(247,765)	15,435	2.0
Supplier relationships	160,740	(40,347)	120,393	8.0
Developed technology	103,400	(61,218)	42,182	2.5

Total	$1,392,140	$(349,330)	$1,042,810	3.9

The disposal group of the StubHub International Business included net intangible assets of $55.2 million in trademarks and trade names, $5.2 million of customer relationships, $8.4 million of supplier relationships and $4.3 million of developed technology. See Note 3—Divestiture for more information.

The useful life of developed technology was reevaluated during the year ended December 31, 2021 in connection with the Company’s approval from the CMA to integrate the StubHub business into its existing platform upon divesting of the StubHub International Business. The useful life of developed technology was reduced from 4.0 years to 2.5 years, resulting in additional amortization expense of $12.5 million for the year ended December 31, 2021.

Amortization expense for intangible assets was $78.5 million and $197.0 million for the years ended December 31, 2022 and 2021, respectively.

The following table presents our estimate of future amortization expense for definite-lived intangible assets as of December 31, 2022 (in thousands):

Year Ending December 31,	Amount
2023	$20,931
2024	20,931
2025	20,931
2026	15,950
2027	7,916
Thereafter	12,802

Total expected future amortization expense	$99,461

8.	GOODWILL

Goodwill activity was as follows (in thousands):

Amount
Balance as of December 31, 2020	$2,660,670
Cumulative translation adjustments	(1,894)

Balance as of December 31, 2021	$2,658,776
Cumulative translation adjustments	—

Balance as of December 31, 2022	$2,658,776

No goodwill impairment has been recognized to date.

9.	OTHER NON-CURRENT ASSETS

Other non-current assets were as follows (in thousands):

	December 31,
	2022	2021
Derivative interest rate contracts	$218,627	$6,018
Right of use assets	6,148	—
Long term tax receivables	4,218	4,218
Other	6,960	12,193

Total	$235,953	$22,429

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities were as follows (in thousands):

	December 31,
	2022	2021
Accrued and deferred compensation	$55,247	$63,561
Accrued marketing	50,693	15,241
Series J redeemable preferred stock (fair value option)	32,118	—
Legal settlements accrual	26,746	39,995
Gift card liability	19,185	18,473
Buyer refund liability for events expected to be canceled	16,998	62,052
Accrual for professional fees	8,747	18,027
Other taxes payable	5,893	5,078
Income taxes payable	2,079	20,545
Other	31,377	39,026

Total	$249,083	$281,998

11.	LONG-TERM DEBT OBLIGATIONS

Long-term debt obligations were as follows (in thousands):

	December 31,
	2022	2021
Euro Term Loan B	$484,955	$512,300
USD Term Loan B, B2	1,972,900	1,993,180

Principal amount—senior credit facilities	2,457,855	2,505,480
Less: unamortized debt issuance costs	(37,221)	(45,378)
Less: original issue discounts on USD Term Loan B, B2	(19,363)	(23,052)

Total long-term debt obligations—net of unamortized debt issuance costs and original issuance discounts	2,401,271	2,437,050
Less: Long-term debt obligations, current	(20,280)	(20,280)

Total long-term debt obligations, non-current—net of unamortized debt issuance costs	$2,380,991	$2,416,770

On February 13, 2020, to finance our acquisition of StubHub, the Company entered into a credit facility comprised of the Euro Term Loan B, USD Term Loan B, and the Revolving Credit Facility, as detailed below. The credit facility is secured by: (i) a first priority lien on substantially all of the Company’s and its domestic subsidiaries’ tangible and intangible personal property, including but not limited to intellectual property and accounts receivable and (ii) a first priority pledge of 100% of the equity interests of the Company and each material direct, wholly owned subsidiary of the Company limited to 65% of the voting capital stock and 100% of the nonvoting stock of certain foreign subsidiaries, in each case, subject to certain exceptions.

Euro Term Loan B—The Euro Term Loan B consists of a €452.4 million euro-denominated loan. The interest rate is equal to EURIBOR, subject to a floor of 0.00%, plus 3.50%. The combination of the stated interest rates and amortization of debt issuance costs resulted in an effective interest rate of 4.91% for the year ended December 31, 2022 and 3.97% for year ended December 31, 2021. The loan matures in

February 2027 and the Company has an option to prepay part or all of the loan prior to maturity without penalty. At the time of issuance, the Euro Term Loan B had a value of $500.0 million USD. The exchange rate gain of $27.3 million USD and $43.2 million USD have been recognized as unrealized gains (losses) within foreign currency gains (losses) in the consolidated statements of operations for the years ended December 31, 2022 and 2021, respectively.

On February 27, 2020, following the close of the Euro Term Loan B borrowing, the Company entered into a pay fixed, receive floating interest rate swap that fixed the Company’s floating rate exposure on its Euro Term Loan B. The combined economic effect of the swap and the Euro Term Loan B is to fix the variable rate component of the overall transaction to 0.2250%. See Note 12—Interest Rate Derivatives for more information.

USD Term Loan B—The USD Term Loan B consists of a $1,700.0 million USD denominated loan. The loan interest rate per annum is equal to LIBOR, subject to a floor of 0.00%, plus 3.50%. The combination of the stated interest rates, and amortization of original issue discounts and debt issuance costs resulted in an effective interest rate of 6.63% for the year ended December 31, 2022 and 5.79% for year ended December 31, 2021. The loan matures in February 2027 and the Company has an option to prepay part or all of the loan prior to maturity without penalty. The Company is required to repay 0.25% of the aggregate $1,700.0 million principal amount borrowed on a quarterly basis.

On February 27, 2020, following the close of the USD Term Loan B borrowing, the Company entered into a pay fixed, receive floating interest rate swap that fixed the Company’s floating rate exposure on its USD Term Loan B. The combined economic effect of the swap and the USD Term Loan B is to fix the variable rate component of the overall transaction to 1.2835%. This swap was designated as a cash flow hedge. See Note 12—Interest Rate Derivatives for more information.

Revolving Credit Facility—The Revolving Credit Facility allows for an initial aggregate principal amount of $125.0 million including: (i) a $30.0 million letter of credit sublimit and (ii) a $30.0 million swingline loan sublimit. The interest rate per annum on borrowings under the Revolving Credit Facility was equal to LIBOR, subject to a floor of 0.00%, plus 3.50%. The Revolving Credit Facility matures in February 2025.

As of and during the years ended December 31, 2022 and 2021 there were no amounts drawn on the Revolving Credit Facility.

USD Term Loan B1—On August 24, 2020, an amendment was made to the credit agreement dated February 13, 2020. As part of this amendment, the Company borrowed $330.0 million denominated in USD (“Term Loan B1”). The loan was issued for general corporate purposes. The loan interest rate per annum is equal to LIBOR, subject to a floor of 0.75%, plus 8%, which results in an effective interest rate of 10.6%. The loan matures in February 2027 and prepayments of the loan in connection with a repricing transaction within 18 months of August 24, 2020 are subject to a 1% prepayment premium. The Company is required to repay 0.25% of the aggregate $330.0 million principal amount borrowed on a quarterly basis. During the year ended December 31, 2021, Term Loan B1 was refinanced and replaced by USD Term Loan B2, as detailed below.

USD Term Loan B2—On July 26, 2021, in connection with the repricing provisions in the credit agreement dated February 13, 2020 a second amendment was executed to refinance the outstanding principal of Term Loan B1, which was $327.5 million. The new term loan has an aggregate principal of $328.0 million USD (“Term Loan B2”). The proceeds of the Term Loan B2 were utilized to repay the Term Loan B1 outstanding immediately prior to July 26, 2021, accrued interest thereon, and to pay fees, expenses and premiums incurred in connection with the refinancing. Through the repricing, we extinguished the Term Loan B1 held by certain B1 Syndicate lenders (the “B1 Syndicate”). For the remainder, the B1 Syndicate lenders continued as lenders in a new syndicate under the new Term Loan B2 (the “B2 Syndicate”) which was accounted for as a debt modification. The B2 Syndicate also includes a number of new lenders that were not part of the B1 Syndicate. The loan interest rate per annum is equal to LIBOR, subject to a floor of 0.50%, plus 4.25%, which results in an effective interest rate of 9.04% for year ended December 31, 2022 and

6.18% the year ended December 31, 2021. The Company recognized an $8.5 million loss on extinguishment of debt primarily associated with the write-off of remaining debt issuance costs under the Term Loan B1 in the year ended December 31, 2021.

The USD Term Loan B2 matures in February 2027 and prepayments of the loan in connection with a repricing transaction within 6 months of July 26, 2021 are subject to a 1% prepayment premium. The Company is required to repay 0.25% of the aggregate $328.0 million principal amount borrowed on a quarterly basis. During the year ended December 31, 2021, in connection with the loan modification, we incurred costs of $0.6 million for professional services which were expensed and $2.2 million in lender fees to the B2 Syndicate, $0.7 million in third party fees, and $1.6 million discount which were capitalized and will be amortized over the remaining term of new debt.

Future Maturities—Future maturities of long-term debt obligations as of December 31, 2022 are as follows (in thousands):

Year ending December 31,	Amount
2023	$20,280
2024	20,280
2025	20,280
2026	20,280
2027	2,376,735
Thereafter	—

Total payments	$2,457,855

Debt Covenants—The Company was in compliance with all of its financial covenants as of December 31, 2022 and December 31, 2021. Our credit facilities contain customary representations and warranties, affirmative covenants, reporting obligations, and negative covenants. The negative covenants restrict the Company and its subsidiaries’ ability, among other things, to (subject to certain exceptions): incur additional debt, make certain investments and acquisitions, make prepayments of certain indebtedness, create liens, enter into agreements with affiliates, modify the nature of our business, transfer and sell material assets, merge or consolidate, and pay dividends on and make distributions to equity interest holders outside of the consolidated group or make other payments in respect of its capital stock. Non-compliance with one or more of the covenants and restrictions could result in the full or partial principal balance of the credit facilities becoming immediately due and payable.

Our Revolving Credit Facility requires, in the event the outstanding revolving loans, swingline loans and (solely to the extent in excess of $10.0 million in the aggregate) outstanding but undrawn letters of credit that have not been cash collateralized and exceed 35% of the aggregate revolving commitments, that we maintain a leverage ratio no greater than 5.70:1.00, as measured in accordance with the terms of the credit facilities. As of December 31, 2022 and December 31, 2021, the Company did not have an outstanding balance under the Revolving Credit Facility for the covenant to be applicable.

12.	INTEREST RATE DERIVATIVES

The loans entered into in connection with the credit facility expose us to risk of variability in cash flows due to changes in interest rates. Our primary objectives in using interest rate derivatives are to add stability to interest expense and to manage exposure to interest rate movements. To accomplish this objective, we use interest rate swaps as part of our interest rate risk management strategy. These interest rate swaps have the economic effect of offsetting the variable interest obligations based on the specified LIBOR or EURIBOR components associated with $2,200.0 million of the long-term debt obligations so that the interest payable on these effectively became fixed. We use interest rate swaps to manage interest rate risk on our long-term debt obligations issued in February 2020 and maturing in 2027.

For derivative instruments that are not designated as hedging instruments, specifically the swap hedging the EURIBOR component associated with €452.4 million Euro Term Loan B, any change in fair value is reported within gains and losses on derivatives during the period of the change in the consolidated statement of operations. The notional amount of the Euro Term Loan B interest rate swap was €452.4 million Euro as of December 31, 2022 and December 31, 2021. The fair value asset of the Euro Term Loan B interest rate swap derivative was $54.8 million USD and $4.5 million USD as of December 31, 2022 and December 31, 2021, respectively. The fair value of this interest rate swap derivative asset is recorded within other non-current assets on the consolidated balance sheets.

For derivative instruments that are designated as cash flow hedges, specifically the swap hedging the LIBOR component associated with $1,700.0 million USD Term Loan B, the derivative’s gain or loss is reported as a component of accumulated other comprehensive income and subsequently reclassified into earnings, specifically interest expense in the consolidated statement of operations, in the same period the forecasted hedged interest payments affects earnings. We have elected to apply certain expedients provided in ASC 848 with respect to the hedge accounting requirements. We continue to assert that the hedged forecasted transactions are probable to occur even as LIBOR is expected to be discontinued before the end of the term of the hedge relationships. We classify cash flows related to our cash flow hedges as operating activities within the consolidated statements of cash flows. The notional amount of the USD Term Loan B interest rate swap was $1,649.0 million and $1,666.0 million as of December 31, 2022 and December 31, 2021, respectively. The notional amount of the hedge is amortizing over the life of the hedge consistent with the forecasted amortization of our LIBOR denominated obligations. The fair value asset of the USD Term Loan B interest rate swap derivative was $163.8 million and $1.6 million as of December 31, 2022 and December 31, 2021, respectively. The fair value of this interest rate swap derivative asset is recorded within other non-current assets on the consolidated balance sheets.

The following table presents the activity of derivative instruments designated as cash flow hedges, and the impact of these derivative contracts on accumulated other comprehensive income (in thousands):

	December 31, 2021	Gain Recognized in Other Comprehensive Income (Loss)	Other Comprehensive Loss (Income) Released to Interest Expense	December 31, 2022
Interest rate contracts designated as cash flow hedges	$39,363	$169,103	$(14,167)	$194,299

	December 31, 2020	Gain Recognized in Other Comprehensive Income (Loss)	Other Comprehensive Income (Loss) Released to Interest Expense	December 31, 2021
Interest rate contracts designated as cash flow hedges	$(21,680)	$48,352	$12,691	$39,363

We recognize as assets or liabilities at fair value of the estimated amounts we would receive or pay upon a termination of interest rate derivatives prior to their scheduled expiration dates. These assets and liabilities are recognized as Level 2 within the fair value hierarchy as they are measured based on observable inputs. See Note 4—Fair Value Measurements for more information.

We estimate that $65.1 million of the balance in accumulated other comprehensive income as of December 31, 2022 will be reclassified as a benefit to interest expense during the next 12 months.

13.	LEASES

Leases—The Company’s leases are for office space. The Company’s leases have remaining terms of 1.0 to 6.0 years. The Company’s lease terms may include an option to extend or terminate the lease, which will be accounted for when it is reasonably certain that the Company will exercise that option. Generally, the lease term is the minimum of the non-cancelable period of the lease.

The components of lease cost were as follows (in thousands):

Year Ended December 31, 2022
Operating lease cost	$4,403
Short-term lease cost	1,613

Total	$6,016

Supplemental cash flow information for operating leases was as follows (in thousands):

Year Ended December 31, 2022
Cash paid for operating lease liabilities	$4,359
ROU assets obtained in exchange for new lease obligations	$9,720

Lease term and discount rate were as follows:

As of December 31, 2022
Weighted-average remaining lease term (years)	3.0
Weighted-average discount rate	4.8%

Maturities of lease liabilities (excluding short-term leases) were as follows as of December 31, 2022 (in thousands):

Year Ending December 31,	Operating Leases
2023	$3,253
2024	2,475
2025	2,092
2026	848
2027	—
2028 and thereafter	—

Total lease payments	$8,668

Less: imputed interest	(612)

Present value of lease liabilities	$8,056

As of December 31, 2022, we had no operating leases that have not yet commenced.

Under ASC topic 840, Leases (“ASC 840”), future minimum annual lease commitments under noncancellable operating leases translated using exchange rates as of December 31, 2021 were as follows (in thousands):

Year Ending December 31,	Operating Leases
2022	$4,432
2023	2,280
2024	1,550
2025	1,180
2026	898
2027 and thereafter	110

Total minimum payments	$10,450

Rent expense on all operating leases for the years ended December 31, 2021 totaled $11.9 million.

14.	COMMITMENTS AND CONTINGENCIES

As of December 31, 2022, the Company has future contractual partnership payments as follows (in thousands):

Year Ending December 31,	Contractual Partnership Payments
2023	$9,140
2024	357
2025	—
2026	—
2027 and thereafter	—

Total minimum payments	$9,497

These contractual partnership payments are recognized as fixed sponsorship fees and are included in sales and marketing expense reported in the consolidated statements of operations. Fixed sponsorship fees for the years ended December 31, 2022 and 2021 totaled $24.6 million and $28.4 million, respectively.

Litigation and Other Legal Matters—As part of its normal operations, the Company is involved in legal and regulatory proceedings on an ongoing basis. Amounts accrued for legal and regulatory proceedings for which we believe a loss is probable were $26.7 million and $40.0 million as of December 31, 2022 and December 31, 2021, respectively, within accrued expenses and other current liabilities on the consolidated balance sheets. The Company has also accrued a liability within other non-current liabilities of $46.7 million and $57.1 million as of December 31, 2022, and 2021, respectively, related to a sales tax matter for which a loss is probable.

Wang v. StubHub—The “Wang v. StubHub” claim, filed in the State of California on February 5, 2018, purports customers were misled by StubHub’s initial headline price before application of unavoidable taxes and fees charged at checkout, which constituted “drip pricing”. In the fourth quarter of 2022, this matter was settled resulting in attorney and administration fees of $3.1 million, cash settlement to class members of $1.5 million and $20.0 million in sales credits for future ticket purchases. The Company had recorded probable losses at the high end of the estimable range of this case within accrued expenses and other current liabilities, and other non-current liabilities on the consolidated balance sheets totaling $21.5 million and $25.8 million as of December 31, 2022, and 2021, respectively.

Additional Claims and Regulatory Proceedings

We operate in numerous jurisdictions in which taxing authorities may challenge our positions with respect to income and non-income-based taxes. We routinely receive inquiries and may also from time to time receive challenges or assessments from these taxing authorities. With respect to non-income-based taxes, we recognize liabilities when we believe it is probable that amounts will be owed to the taxing authorities and such amounts are estimable. For example, in most jurisdictions we charge and remit Sales and Use Taxes or Value Added Tax (“VAT”) when procuring goods and services, or providing services, within the normal course of business. We have received a dispute from a non-US taxing authority for VAT related to certain sales. The Company’s position is that the sales were treated appropriately for VAT and intends to defend its position with the taxing authorities. Discussions on these matters are ongoing and the matter is at an early stage. Based on the taxing authority’s latest position, the Company’s best estimate of its potential exposure is $11.6 million. However, the interpretation and application of these VAT rules is an unsettled issue, and the resolution is unpredictable, and accordingly the liability is not considered probable, and hence has not been recognized.

A complaint by the Swiss Consumers Association alleging infringement of the Swiss Unfair Competition Act. In connection with this matter, restricted cash reflects a preventative freeze of $13.0 million and $13.2 million as of December 31, 2022 and December 31, 2021, respectively.

A complaint by French authorities in connection with the Union of European Football Associations (“UEFA”) Championship, relating to the Company’s commercial practices. In connection with this matter, restricted cash reflects a preventative freeze of $1.4 million and $8.3 million as of December 31, 2022 and December 31, 2021, respectively.

The Company does not believe that losses are probable with respect to these additional claims and regulatory proceedings or that reasonably possible losses are material. Legal and regulatory proceedings are inherently unpredictable and subject to significant uncertainties. If one or more matters were resolved against us in a reporting period for amounts in excess of management’s expectations, the impact on our operating results or financial condition for that reporting period could be material. We are also unable to estimate the potential impact from the application of non-monetary remedies. The impact from these remedies may have a significant adverse impact on our business practices, which could result in a material impact to our liquidity, operating results and financial condition.

15.	REDEEMABLE PREFERRED STOCK

In February 2020, the Company issued and sold 300,000 shares of Series G Redeemable Preferred Stock and 100,000 shares of Series H Redeemable Preferred Stock at an original issue price of $1,000.00 per share for aggregate gross proceeds of $400.0 million. The Company incurred issuance costs of $28.8 million related to these issuances. In December 2020, the Company issued and sold 50,000 shares of Series I Redeemable Preferred Stock at an original issue price of $1,000.00 per share for gross proceeds of $50.0 million. The Company did not incur any issuance costs related to this Series I issuance. In March 2021, the Company issued and sold 65,785 shares of Series J Redeemable Preferred Stock at an original issue price of $1,000.00 per share for gross proceeds of $65.8 million. The Series J Redeemable Preferred Stock issuance was contingent upon the Series J purchasers entering into an agreement to purchase 1,324,634 shares of common stock at $50.00 per share from existing stockholders. The Series J Redeemable Preferred Stock was initially measured at a fair value of $58.6 million and the $7.2 million difference between the gross proceeds and fair value was recognized as a capital contribution relating to the investors’ concurrent investment in common stock. The Company did not incur any issuance costs related to the Series J issuance.

In July 2021, the Company issued and sold 365,000 shares of Series K Redeemable Preferred Stock at an original issue price of $1,000.00 per share for gross proceeds of $365.0 million. Issuance costs were $14.6 million for Series K Redeemable Preferred Stock. The Company concurrently redeemed all 300,000 shares outstanding of its Series G Redeemable Preferred Stock in accordance with the Company’s redemption option. The redemption amount of $364.3 million equaled the aggregate liquidation preference, including accrued and unpaid cumulative dividends. The aggregate carrying value of the Series G Redeemable Preferred was $278.6 million, which included $21.4 million of capitalized issuance costs treated as a deemed dividend upon the extinguishment of the shares.

In August 2021, the Company issued 134,066 shares of Class A Common Stock in exchange for the cancellation of 32,893 issued and outstanding shares of Series J Redeemable Preferred Stock and simultaneously amended the terms applicable to the remaining 32,892 shares of Series J Redeemable Preferred Stock (the “Series J Exchange”). The Company concluded that the Series J Exchange represented a significant change to the terms of conditions of the Series J Redeemable Preferred Stock and should be accounted for as an extinguishment. At the time of exchange, the fair value of the Class A common stock issued was $20.0 million and the carrying value of the 32,892 shares of Series J Redeemable Preferred Stock exchanged was $29.3 million. The modification of the outstanding Series J Redeemable Preferred Stock resulted in a reclassification of the outstanding stock from mezzanine equity to liability. The Company elected the fair value option to measure the Series J Redeemable Preferred Stock because the instrument contains bifurcated derivatives and management believes a fair value basis of measurement represents a simplified and more intuitive measure of the Company’s obligations. The aggregate carrying value of the Series J Redeemable Preferred Stock of $58.6 million was derecognized, and the fair values of the Class A Common Stock and the fair value of the modified Series J Redeemable Preferred Stock, totaling $53.6 million, were recognized as the reacquisition price. The excess of the carrying value of the Series J Redeemable Preferred Stock extinguished over the fair value of the reacquisition price was treated as a capital contribution because the investors agreed to a concession in order to obtain more equity. As of December 31, 2022, the fair value of the Series J Redeemable Preferred Stock was $32.1 million and is presented as a component of accrued expenses and other current liabilities on the consolidated balance sheet.

In October 2021, the Company issued 85,894 shares of Class A Common Stock in exchange for the cancellation of 20,000 issued and outstanding shares of Series I Redeemable Preferred Stock and simultaneously amended the terms of another 20,000 shares issued and outstanding of Series I Redeemable Preferred Stock (the “Series I Exchange”). The Company concluded that the Series I Exchange represented a significant change to the terms of conditions of the 40,000 impacted shares of Series I Redeemable Preferred Stock and should be accounted for as an extinguishment. At the time of exchange, the fair value of the Class A common stock issued was $12.9 million and the carrying value of the amended 20,000 shares of Series I Redeemable Preferred Stock was $20.6 million. The initial fair value of the embedded conversion feature derivative was estimated to be $2.3 million, which the Company bifurcated from the Series I Redeemable Preferred Stock and accounts for separately as a derivative liability. The aggregate carrying value of the extinguished Series I Redeemable Preferred Stock, $40.0 million, was derecognized, and the fair values of the 85,894 shares of Class A Common Stock, the 20,000 shares of amended Series I Redeemable Preferred Stock and the bifurcated Series I derivative liability, totaling $35.8 million, were recognized as the reacquisition price. The excess of the carrying value of the original 40,000 shares of Series I Redeemable Preferred Stock over the fair value of the reacquisition price was $4.2 million and treated as a capital contribution because the investors agreed to a concession in order to obtain access to our common stock. As of December 31, 2022, the fair value of the bifurcated derivative was $2.4 million. The bifurcated derivative is presented as a component of other non-current liabilities on the consolidated balance sheets.

On February 16, 2022, the Company paid $77.7 million in cash and issued 98,806 shares of Class A Common Stock in exchange for the redemption and retirement of 75,000 issued and outstanding shares of Series H Redeemable Preferred Stock. The aggregate redemption amount of $102.7 million equaled the aggregate liquidation preference, including accrued and unpaid cumulative dividends. The aggregate carrying value of the Series H Redeemable Preferred was $69.4 million, which included $5.6 million of capitalized issuance costs treated as a deemed dividend upon the extinguishment of the shares. The 98,806 shares of Class A Common Stock were issued in lieu of $25.0 million of cash (the “Series H Exchange”). The excess of the carrying value of the original 75,000 shares of Series H Redeemable Preferred Stock over the fair value of the reacquisition price was $6.6 million and treated as a capital contribution because the investors agreed to a concession in order to obtain access to our common stock.

On February 28, 2022, the Company paid $34.4 million in cash in exchange for the repurchase and retirement of the remaining 25,000 issued and outstanding shares of Series H Redeemable Preferred Stock. The redemption amount of $34.4 million equaled the aggregate liquidation preference, including accrued and unpaid cumulative dividends. The aggregate carrying value of the Series H Redeemable Preferred was $23.1 million, which included $1.9 million of capitalized issuance costs treated as a deemed dividend upon the extinguishment of the shares.

The following tables represent the shares of redeemable preferred stock issued and outstanding classified as mezzanine equity as of December 31, 2022 and December 31, 2021 (in thousands, except share and per share amounts):

	December 31, 2022
	Shares Issued and Outstanding	Original Issuance Price per Share	Carrying Value	Aggregate Liquidation Preference
Series I (1)	30,000	$1,000	$30,570	$34,039
Series K	365,000	$1,000	365,000	419,461

Gross	395,000		395,570	$453,500
Issuance costs			(14,600)

Total			$380,970

	December 31, 2021
	Shares Issued and Outstanding	Original Issuance Price per Share	Carrying Value	Aggregate Liquidation Preference
Series H	100,000	$1,000	$100,000	$128,380
Series I (1)	30,000	$1,000	30,570	31,989
Series K	365,000	$1,000	365,000	380,474

Gross	495,000		495,570	$540,843
Issuance costs			(22,045)

Total			$473,525

(1)	The carrying value excludes $2.4 million and $2.3 million related to the bifurcated derivative of the Series I Redeemable Preferred Stock as of December 31, 2022 and 2021, respectively.

As of December 31, 2022 and 2021, there were 32,892 shares of Series J Redeemable Preferred Stock outstanding with an original issuance price of $1,000.00 and an aggregate liquidation preference of $32.9 million. As of December 31, 2022 and 2021, the Series J Redeemable Preferred Stock is classified as a liability on the consolidated balance sheets and is carried at its fair value of $32.1 million and $34.8 million, respectively.

The aggregate liquidation preference presented in the table above represents the total original issue price plus the amount of accrued and unpaid dividends as of December 31, 2022 and 2021, respectively and does not include any of the premium amounts discussed below that are contingent on the timing and circumstances of redemption. The following is a summary of the rights and preferences of the issued and outstanding redeemable preferred stock:

Dividends—For holders of the Series G and Series H Redeemable Preferred Stock, cumulative dividends accrue on a daily basis at a rate per annum equal to LIBOR, subject to a floor of 2.00%, plus the applicable margin on the aggregate amount equal to the original issue price plus accrued and unpaid dividends accumulated up to the preceding dividend payment date. The applicable margin is either 11.00% if declared and paid in cash, or otherwise is 11.50%. The applicable margin shall increase 0.25% per annum beginning February 13, 2023 and shall thereafter increase by an additional 0.25% for each successive quarterly dividend period.

For holders of the Series I Redeemable Preferred Stock, cumulative dividends accrue on a daily basis at a rate per annum equal to the following: (i) 6.00% from the issuance date through December 1, 2022; (ii) 9.00% from December 1, 2022 to December 1, 2024; and (iii) 11.00% from December 1, 2024 and thereafter.

For holders of the Series J Redeemable Preferred Stock, cumulative dividends accrue on a daily basis at a rate per annum equal to the following: (i) 0.00% from the issuance date through March 9, 2025 and (ii) 5.00% from March 10, 2025 and thereafter.

For holders of the Series K Redeemable Preferred Stock, cumulative dividends accrue on a daily basis at a rate per annum equal to 9.875%; provided that, in the event that the Company elects to declare and pay a dividend on a specific dividend payment date, such rate per annum shall be equal to 9.375% with respect to such cash dividend payment for the applicable dividend period preceding such dividend payment date.

For all redeemable preferred stock, dividend periods begin on the first day of each calendar quarter and end on the last day of each calendar quarter. Dividends are only payable when, as and if declared by the board of directors and are only payable in cash on the first day of each calendar quarter following a dividend period. No dividends can be paid in cash for any preceding dividend periods except in connection with a redemption of the shares.

The table below presents the aggregate and per share dividends that have accumulated as of December 31, 2022 and 2021 for each class of redeemable preferred stock (in thousands, except per share amounts):

	December 31,		December 31,
	2022		2021
	Aggregate Accumulated and Undeclared Dividends	Accumulated and Undeclared Dividend per Share	Aggregate Accumulated and Undeclared Dividends	Accumulated and Undeclared Dividend per Share
Series H	$—	$—	$28,380	$283.80
Series I	$4,039	$134.63	$1,989	$66.32
Series K	$54,461	$149.21	$15,474	$42.40

The dividend rate for Series J Redeemable Preferred Stock is 0% through 2025 and 5% thereafter. Therefore, Series J Redeemable Preferred Stock is not included in the table above. The Company did not declare or pay any dividends to preferred stockholders during the year ended December 31, 2022 and year ended 2021, except with respect to the settlement of the accumulated dividends totaling $37.1 million and $64.3 million, respectively, with respect to the redemption of the Series H and Series G Redeemable Preferred Stock, respectively.

Liquidation Preference—Each share of Series G Redeemable Preferred Stock and Series H Redeemable Preferred Stock has a liquidation preference equal to: (i) their original issue price plus accrued and unpaid dividends plus a make-whole amount based on the discounted dividends and premiums that would have been paid if the liquidation had taken place on February 13, 2022 for any liquidation events that take place prior to February 13, 2022 or (ii) an applicable premium multiplied by the sum of (x) their original issue price plus (y) the sum of all accumulated, accrued and unpaid dividends. The applicable premium is equal to 105% if a liquidation event occurs prior to February 13, 2023, 103% if a liquidation event occurs prior to February 13, 2024, 101% if a liquidation event occurs prior to February 13, 2025, and 100% if a liquidation event occurs on or after February 13, 2025. There is no make-whole amount included in the calculation of liquidation preference if such redemption is being funded using proceeds from another transaction led by the same financial institution.

Each share of Series I and J Redeemable Preferred Stock has a liquidation preference equal to their original issuance price plus all accumulated, accrued, and unpaid dividends.

Each share of Series K Redeemable Preferred Stock has a liquidation preference equal to (i) their original issue price plus accrued and unpaid dividends, plus a make-whole amount based on the discounted dividends and premiums that would have been paid if the liquidation had taken place on July 1,2022 for any liquidation events that take place prior to July 1, 2022; or, (ii) an applicable premium multiplied by the sum of (x) their original issue price plus (y) the sum of all accumulated, accrued and unpaid dividends. The applicable premium is equal to 105% if a liquidation event occurs prior to July 1, 2023; 103% if a liquidation event occurs prior to July 1, 2024; 101% if a liquidation event occurs prior to July 1, 2025; and 100% if a liquidation event occurs on or after July 1, 2025.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, each class of redeemable preferred stock ranks senior to all existing and outstanding shares of common stock and in parity with each other class of redeemable preferred stock outstanding as of December 31, 2022. The redeemable preferred stock will rank senior to any future class or series of capital stock of the Company, unless approval for such issuance has been granted by holders representing 50% of the liquidation preference of the redeemable preferred stock.

Optional Redemption—The Company may redeem the Series G, Series H, Series I, Series J and Series K Redeemable Preferred Stock at any time at a redemption price equal to the liquidation preference. In July 2021, the Company redeemed all issued and outstanding shares of Series G Redeemable Preferred Stock. There was no make-whole amount included in the calculation of the Series G redemption amount as the redemption was funded by another transaction led by the same financial institution. In February 2022, the Company redeemed all issued and outstanding shares of Series H Redeemable Preferred Stock at an applicable premium of 105% as the redemption was prior to February 13, 2023.

Change in Control Redemption—Upon a change in control, the Company shall make an offer to each holder of redeemable preferred stock to purchase all of such holder’s shares of redeemable preferred stock at an offer price in cash equal to 120% of the sum of the original issue price of Series H and Series I plus any accrued and unpaid dividends thereon unless such repurchase is not permitted under applicable law.

If a sale of the Company or consummation of a public offering of the Company’s common stock has not occurred prior to the eighth anniversary of the issuance of the Series H Redeemable Preferred Stock, and the liquidation preference and unpaid dividends with respect to such Series G and Series H Redeemable Preferred Stock exceed $60.0 million in the aggregate, the holders of the Series G and Series H Redeemable Preferred Stock, may require the Company to seek in good faith a liquidity event either through a sale or IPO.

Upon a change in control, the Company shall make an offer to each holder of Series J Redeemable Preferred Stock to purchase all of such holder’s shares of Series J Redeemable Preferred Stock at an amount equal to 100% of the Redemption Price.

Upon a change in control, the Company shall make an offer to each holder of Series K Redeemable Preferred Stock to purchase all or any portion of such holder’s shares of Series K Redeemable Preferred Stock at an offer price in cash equal to 120% of the sum of (i) the outstanding Liquidation Preference, plus (ii) accrued and unpaid dividends on the shares of Preferred Stock redeemed.

Voting—The holders of the redeemable preferred stock are not entitled to any voting rights, except: (i) that certain actions that would adversely affect the rights or privileges of the holders of the redeemable preferred stock are subject to such holders’ prior approval and (ii) to the extent required by the Delaware General Corporation Law.

Conversion—All of the shares of Series G, H and K Redeemable Preferred Stock and 10,000 shares of the Series I Redeemable Preferred Stock as of December 31, 2022 are not convertible into any other class or series of capital stock of the Company. The remaining 20,000 shares of Series I Redeemable Preferred Stock that were modified during the Series I Exchange and all 32,892 shares of Series J Redeemable Preferred Stock outstanding as of December 31, 2022 shall automatically convert upon a Qualified IPO into a variable number of common shares and cash in lieu of fractional shares equal to the quotient obtained by dividing (i) the outstanding liquidation preference, including any accrued and unpaid dividends by (ii) the product of 0.9 times the volume weighted average share price for the first full day of trading, rounded down to the nearest whole number.

Mandatory Redemption—All of the shares of Series G, H, I and K Redeemable Preferred Stock do not contain any mandatory redemption provisions as of December 31, 2022. As discussed above, in August 2021, the Series J Redeemable Preferred Stock was amended to require the redemption of all of the outstanding shares of Series J Redeemable Preferred Stock on February 20, 2023, if the shares were not otherwise redeemed or converted into a variable number of shares indexed to a fixed monetary value prior to such date. Because the Series J is required to be redeemed for either cash or a variable number of shares indexed to a fixed monetary value, the Series J is classified as a liability, recorded at fair value within accrued expenses and other current liabilities on the consolidated balance sheets.

16.	STOCKHOLDERS’ EQUITY

Preferred Stock—The Company has authorized the issuance of 28,000,000 shares of undesignated preferred stock with a par value of $0.001 per share with rights and preferences, including voting rights, designated from time to time by the board of directors. As of December 31, 2022 and 2021, there were 395,000 shares and 495,000 shares of redeemable preferred stock issued and outstanding, respectively. See Note 15—Redeemable Preferred Stock for more information.

Common Stock—The Company is authorized to issue Class A common stock (“Class A Common Stock”), Class B common stock (“Class B Common Stock”), Class C common stock (“Class C Common Stock”, and together with the Class A Common Stock and the Class B Common Stock, “Common Stock”).

In August 2021, the Company issued 134,066 shares of Class A Common Stock in connection with the Series J Exchange. See Note 15—Redeemable Preferred Stock for more information.

In October 2021, the Company issued 85,894 shares of Class A Common Stock in connection with the Series I Exchange. See Note 15—Redeemable Preferred Stock for more information.

In December 2021, the Company issued 395,226 shares of Class A Common Stock at a purchase price of $253.02 per share for cash proceeds of $99.9 million, net of issuance costs.

In February 2022, the Company issued 98,806 shares of Class A Common Stock in connection with the Series H Exchange. See Note 15—Redeemable Preferred Stock for more information.

In April 2022, the Company issued 7,905 shares of Class A Common Stock at a purchase price of $253.02 per share for cash proceeds of $2.0 million.

In May 2022, the Company issued 104 shares of Class A Common Stock at a purchase price of $253.02 per share for cash proceeds of less than $0.1 million.

In June 2022, the Company issued 4,560 shares of Class A Common Stock at a purchase price of $253.02 per share for cash proceeds of $1.2 million.

Each share of Class A and Class C Common Stock is entitled to one vote per share. Each share of Class B Common Stock is entitled to 100 votes per share.

The holders of Common Stock are entitled to receive dividends when declared by the Company’s board of directors. Participation rights for dividends are equal across all three classes of Common Stock. During the years ended December 31, 2022 and 2021, no dividends were declared.

On October 11, 2018, the Company’s board of directors declared a cash dividend of $10.00 per share on our Class A, Class B, and Class C Common Stock, resulting in total dividends declared of $286.1 million. Of the total $286.1 million dividends declared, $277.5 million was paid in 2018, $5.2 million was paid in 2019, $0.1 million was paid in 2020, and zero was paid in 2021 and 2022. All dividends paid on Common Stock during the years ended December 31, 2019 and 2020 were on shares outstanding as of the 2018 dividend declaration date. In 2019, dividends paid on Class A Common Stock were $5.0 million and dividends paid on Class C Common Stock were $0.2 million. The remaining unpaid amount of $3.3 million relates to Class A and C Common Stock and was recorded within accrued expenses and other current liabilities on the consolidated balance sheets as of December 31, 2022 and 2021.

In the event of any liquidation, dissolution or winding up of the Company, all holders of Common Stock are entitled to receive, on a pari passu basis, all assets of the Company available for distribution to stockholders

Common Stock Repurchases and Retirement—During the year ended December 31, 2021, the Company repurchased and retired 24,073 shares of its Class A Common Stock and Class C Common Stock in exchange for total cash consideration paid of $1.8 million. During the year ended December 31, 2022, the Company repurchased and retired 26,700 shares of its Class A Common stock for a total cash consideration paid of $5.0 million related to settlements of certain employee relocation agreements. See Note 17—Stock-Based Compensation for more information.

Common Stock Warrants—Warrants to purchase shares of the Company’s Common Stock were issued prior to the periods presented. There were no warrants outstanding as of December 31, 2022 and 2021.

Common Stock Reserved for Future Issuance—The Company’s authorized shares of Class A Common Stock reserved for future issuance were as follows:

	December 31,
	2022	2021
Options outstanding to purchase common stock	3,260,607	3,446,340
RSUs outstanding	2,477,568	1,879,402
Shares reserved for issuance under the 2015 Stock Option Plan	—	335,795
Shares reserved for issuance under the 2022 Omnibus Incentive Plan	1,876,808	—
Series I and J redeemable preferred stock	365,686	324,660

Total	7,980,669	5,986,197

The 20,000 shares of Series I Redeemable Preferred Stock and all 32,892 shares of Series J Redeemable Preferred Stock outstanding as of December 31, 2022 shall automatically convert upon a Qualified IPO into a variable number of common shares, estimated as 365,686 shares as of December 31, 2022, and cash in lieu of fractional shares. See Note 15—Redeemable Preferred Stock for more information.

17.	STOCK-BASED COMPENSATION

2022 Omnibus Incentive Plan—On January 1, 2022 and as amended on June 1, 2022, the Company’s board of directors adopted and the stockholders approved, a stock plan which provides for the grant of stock options or RSUs to employees, officers, directors, and non-employees of the Company (the “2022 Plan”). The 2022 Plan supersedes and replaces the 2015 Stock Option Plan (the “2015 Stock Option Plan”) and the 2012 Restricted Stock Unit Plan (the “2012 RSU Plan”). Stock options granted under the 2022 Plan may be either incentive stock options (“ISOs”) or nonqualified stock options (“NSOs”). RSUs granted can be settled in shares of the Company’s Class A Common Stock or cash at the Company’s discretion. The number of shares of Class A Common Stock that remain available for issuance under the 2022 Plan was 1,876,808 as of December 31, 2022. Shares of Class A Common Stock underlying option or RSU awards that are forfeited or canceled, shares of Class A Common Stock issued upon exercise of options prior to vesting that are repurchased for the original exercise price and shares of Class A Common Stock generally are returned to the pool of shares available for issuance under the 2022 Plan.

Stock options granted under the 2022 Plan generally expire 10 years from the date of grant and requires either a satisfaction of a service or performance condition to vest. The exercise price of an ISO and NSO granted under the 2022 Plan shall not be less than 100% of the estimated fair value of the Class A Common Stock on the date of grant.

RSUs granted under the 2022 Plan include a performance condition that is deemed not probable of being met until the occurrence of a liquidity event defined within the terms of the award. The liquidity events may vary by award and may include a qualifying sale of the Company’s Common Stock in an underwritten initial public offering, a non-underwritten initial public offering, or a change in control. The liquidity events are not deemed probable until consummated.

2015 Stock Option Plan—In 2015 and as amended in 2021, the Company’s board of directors adopted and the stockholders approved, a stock plan which provides for the grant of stock options to employees, officers, directors, and non-employees of the Company. Stock options granted under the 2015 Stock Option Plan may be either ISOs or NSOs.

Stock options granted under the 2015 Stock Option Plan generally expire 10 years from the date of grant and generally vest 20% after the first year of service and ratably each month over the remaining 48-month period contingent on continued employment with the Company on each vesting date. The exercise price of an ISO and NSO granted under the 2015 Stock Option Plan shall not be less than 100% of the estimated fair value of the Class A Common Stock on the date of grant.

With the adoption of the 2022 Omnibus Incentive Plan, the 2015 Stock Option Plan was effectively terminated with no shares remaining for future issuance. Outstanding awards under the 2015 Stock Option Plan will remain outstanding until they are exercised, forfeited, canceled or expired.

2012 Restricted Stock Unit Plan—In 2012 and as amended in 2018, the Company’s board of directors adopted and the stockholders approved, a stock plan which provides for the grant of RSUs awards to employees, officers, directors, and non-employee of the Company. RSUs granted can be settled in shares of the Company’s Class A Common Stock or cash at the Company’s discretion.

RSUs granted under the 2012 RSU Plan include a performance condition that is deemed not probable of being met until the occurrence of a liquidity event defined within the terms of the award. The liquidity events vary by award and may include a qualifying sale of the Company’s Common Stock in an underwritten initial public offering, a non-underwritten initial public offering, or a change in control. The liquidity events are not deemed probable until consummated.

The 2012 RSU Plan expired on January 1, 2022 with no shares remaining for future issuance. Outstanding awards under the 2012 RSU Plan will remain outstanding until they are released, forfeited, canceled or expired.

Stock Options—The following table summarizes the Company’s stock option activity:

	Outstanding Options
	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Balance as of December 31, 2021	3,446,340	$28.20
Options exercised	(29,066)	$2.73
Options canceled and forfeited	(156,667)	$50.00

Balance as of December 31, 2022	3,260,607	$27.38	5.3	$461,767

Options vested and expected to vest as of December 31, 2022	1,334,565	$23.30	5.2	$194,451

Exercisable as of December 31, 2022	1,139,327	$22.05	5.1	$167,419

The aggregate intrinsic value disclosed in the above table is based on the difference between the exercise price of the stock option and the estimated fair value of the Company’s common stock as of the respective period-end dates.

The following table summarizes the weighted-average grant date fair value of stock options granted and intrinsic value of stock options exercised (in thousands, except per share amounts):

	Year Ended December 31,
	2022	2021
Weighted-average grant date fair value of options granted	$—	$39.05
Intrinsic value of options exercised	$4,760	$33,321

In the year ended December 31, 2018, the Company granted 2,146,042 stock options that contain vesting provisions based on the Company’s achievement of tiered share prices, ranging from $97.50 to $400.00 per share, in qualifying liquidity events including a change in control, initial public offering, or secondary transactions. The vesting of the stock options is also contingent on the continued employment of the awardee with the Company. The Company has determined that these awards contain service, performance, and market conditions. The awards had an estimated grant date fair value of $19.7 million which was measured using a Monte Carlo simulation. The Company recognized $0.4 million and $2.6 million of expense for the years ended December 31, 2022 and 2021, respectively. The remaining unrecognized compensation of $16.7 million is subject to performance conditions not probable of vesting as of December 31, 2022.

In the year ended December 31, 2018, the Company granted 128,572 stock options that contain vesting provisions based on the Company’s achievement of tiered levels of gross merchandise sales (“GMS”) during a fiscal year, ranging from $2.5 billion to $5.0 billion. The vesting of the stock options is also contingent on the continued employment of the awardee with the Company. The Company has determined that these awards contain service and performance conditions. The awards had a grant date fair value of $5.9 million. During the years ended December 31, 2022 and 2021, the Company determined that the achievement of certain GMS thresholds was probable and recognized $1.0 million and $4.7 million, respectively, of expense in connection with these stock options. The total unrecognized stock-based compensation expense for these stock options as of December 31, 2022 was $0.1 million, which is expected to be recognized over a weighted-average period of 1.0 years.

The total unrecognized stock-based compensation expense for stock options as of December 31, 2022, excluding the stock options that contain market and/or performance conditions described above, was $3.6 million, which will be recognized over a weighted-average period of 0.9 years.

Restricted Stock Units—The following table summarizes the activity for the Company’s RSUs:

	Shares	Weighted-Average Grant Date Fair Value
Unvested as of December 31, 2021	1,879,402	$73.45
Granted	1,244,664	$175.64
Forfeited	(619,070)	$72.49
Released	(27,428)	$186.00

Unvested as of December 31, 2022	2,477,568	$126.38

The weighted-average grant-date fair value of RSUs granted during the years ended December 31, 2021 was $105.54 per share. The fair value of RSUs vested was $5.1 million and $5.7 million during the year ended December 31, 2022 and 2021, respectively.

As of December 31, 2022 and 2021, the Company had 100,000 outstanding unvested RSUs that contained market, performance, and service conditions. The market conditions are met based on the Company’s achievement of tiered share prices, ranging from $97.50 to $325 per share, as dictated by a qualifying secondary transaction or primary stock issuance. The performance condition is based upon the occurrence of a liquidity event which includes a qualifying sale of the Company’s Common Stock in an underwritten initial public offering or a change in control. The fair value of the awards has been measured as of the grant date using a Monte Carlo simulation and total $4.8 million. The liquidity events are not deemed probable until consummated, therefore no expense was recognized for the years ended December 31, 2022 and 2021.

The remaining RSUs granted include a performance condition that is deemed not probable of being met until the occurrence of a liquidity event defined within the terms of the award. The liquidity events may include a qualifying sale of the Company’s Common Stock in an underwritten initial public offering, a non-underwritten initial public offering, or a change in control. In the years ended December 31, 2022 and 2021, the Company modified and settled 27,428 and 113,833 service-vested RSUs, respectively, by removing the liquidity event performance condition and issuing 27,428 and 113,833 shares of Class A common stock, respectively, which also settled the Company’s repurchase obligations associated with these RSUs, as further described below in the subsection “Relocation Arrangements”. In the 2022 settlement, the Company repurchased 26,700 shares of Class A common stock from the shares issued. The fair value of the modified RSUs was $5.1 million, of which $1.3 million had been previously recognized as stock-based compensation expense under the relocation arrangements as of December 31, 2021 and $3.8 million was recorded as stock-based compensation expense for the year ended December 31, 2022. In the 2021 settlement, Company did not repurchase any shares from the shares issued. The fair value of the modified RSUs was $5.7 million and the Company recognized $0.7 million of stock-based compensation expense under the relocation arrangements for the year ended December 31, 2021. Under the relocation arrangements, the liquidity event performance condition associated with the RSUs is not required to be met for the employees to be eligible to exercise the put right for service-vested RSUs. The remaining RSUs with performance conditions were unvested as of December 31, 2022. The total unrecognized stock-based compensation expense as of December 31, 2022, excluding the RSUs related to the awards that contain market and performance conditions described above, was $308.4 million. As the performance condition of the remaining unvested RSUs is not deemed probable until the liquidity event is consummated, no stock-based compensation expense has been recorded for these RSUs.

Relocation Arrangements—The Company has provided certain employees with relocation arrangements to incentivize their relocation from the U.K. to the U.S. These relocation arrangements include cash bonus payments that are earned by the employee over multiple service periods, generally one to three years, and totaled $19.4 million in aggregate. The Company records the cash bonus expense on a straight-line basis over each service period. The Company recorded expense of $0.3 million and $3.0 million in the consolidated statements of operations for the years ended December 31, 2022 and 2021, respectively.

The relocation arrangements provide the employees the right to require the Company at specified future dates to repurchase shares of the Company’s Common Stock held by the employee or to be obtained by the employee through the exercise of vested stock options or the settlement of RSUs. The arrangement requires the Company to repurchase these shares at the put right exercise date at the then current fair value, but in no instance lower than $40.00 per share. The arrangement also includes a maximum obligation threshold which limits the total consideration the Company is obligated to pay each employee. The maximum obligation is set at a total dollar amount whereby the Company will limit the number of shares that can be repurchased such that the fair value multiplied by the number of shares being sold will not exceed the ceiling threshold for that employee. To be eligible to exercise the put right, the employee must have completed their relocation and have continued to provide service to the Company through the put exercise date. Under the relocation arrangements, the liquidity event performance condition associated with the RSUs is not required to be met for employees to be eligible to exercise the put right for service-vested RSUs. As of December 31, 2022, the Company has an aggregate maximum obligation of $0.8 million remaining under these arrangements.

The Company has determined that the accounting for these arrangements is dependent upon whether the employees’ underlying shares have been subject to the risks and rewards of ownership for at least six months prior to the employee receiving the put right. Shares that have met these criteria are considered mature shares and the put right associated with these shares are therefore considered free standing and are recorded at fair value and expensed on a straight-line basis over the requisite service period the put right is earned. The remaining put right obligation associated with immature shares, stock options still subject to vesting and exercise, and unvested RSUs are considered linked to those stock-based compensation awards and are treated as liability-classified awards and are remeasured to fair value at the end of each reporting period through the settlement date. Changes in the fair value of the liability-classified awards are recognized during the period in which the changes occur. For the years ended December 31, 2022 and 2021, the Company recorded $0.1 million and $2.7 million, respectively, of stock-based compensation expense associated with these awards. As of December 31, 2022 and 2021, the Company had recorded a liability of $0.7 million and $2.0 million, and respectively, within accrued expenses and other current liabilities on the consolidated balance sheets associated with these awards.

Employee Stock Loan Program—The following table summarizes the Company’s employee stock loan program activity (in thousands, except share and per share amounts):

	Outstanding Employee Stock Loans
	Number of Shares	Loan Amount	Weighted-Average Grant Date Fair Value	Loan Forgiveness Dates
Unvested as of December 31, 2020	805,692
Granted	200,000	$10,000	$48.05	June 2023
Vested	(200,462)

Unvested as of December 31, 2021	805,230
Granted	—
Vested	(100,000)

Unvested as of December 31, 2022	705,230

The loans issued during the year ended December 31, 2021 bear interest at 0.89% per annum, compounded annually, the loans issued during the year ended December 31, 2020 bear interest at 0.50% per annum, compounded annually. The loans issued during the years ended December 31, 2019 and 2018 bear interest at 3.07% per annum, compounded annually. As of December 31, 2022 and 2021, the aggregate principal and accrued interest of outstanding employee stock loans totaled $30.9 million and $35.5 million, respectively.

The stock-based compensation expense related to the employee stock loan program was $9.1 million and $18.4 million for the December 31, 2022, and 2021, respectively. The unamortized expense related to these loans was $3.3 million as of December 31, 2022, which will be recognized over a weighted-average period of 0.5 years.

The Company also grants these employees a cash bonus award in an amount that represents the estimated tax withholding and remittance obligation. The Company expenses the estimated cash bonus over the requisite service period of the loan. The expense related to the estimated cash bonus was $12.3 million and $21.0 million for the years ended December 31, 2022 and 2021, respectively. The unamortized expense related to the estimated cash bonus was $4.5 million as of December 31, 2022, which will be recognized over a weighted-average period of 0.5 years.

Modifications—In May 2022, the Company modified and canceled certain employee equity awards and recognized $1.5 million as stock-based compensation expense for the year ended December 31, 2022.

In December 2022, the Company and certain employees agreed to extend the forgiveness date of certain employee loans and employee stock loans due to be forgiven in December 2022 to June 2023 in exchange for a combination of cash consideration of $2.8 million and future equity grants of 11,834 RSUs in 2023. For the year ended December 31, 2022, the Company recorded expense related to the cash bonus consideration of $1.3 million and the remaining unamortized expense of $1.5 million will be recognized over a weighted-average period of 0.1 years. The RSU grants will be subject to a performance condition that is deemed not probable of being met until the occurrence of a liquidity event defined within the terms of the award.

Secondary Transactions—In July and August 2021, we facilitated our employees being able to sell 815,161 shares of Class A Common Stock they held to a third-party investor. The Company recognized $78.1 million in compensation expense for the year ended December 31, 2021, as a result of these transactions because the price per share that employees received was in excess of the fair market value of the shares sold at the time of the transaction. There were no secondary transactions that resulted in stock-based compensation for the year ended December 31, 2022.

Stock-Based Compensation Expense—Stock-based compensation expense totaled $21.4 million and $113.0 million for the years ended December 31, 2022 and 2021, respectively. The stock-based compensation expense recorded in general and administrative expense totaled $19.1 million and $111.5 million for the years ended December 31, 2022 and 2021, respectively. The remaining stock-based compensation expense was recorded in operations and support expense as well as sales and marketing expense.

Stock Option Valuation Assumptions—The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

Year Ended December 31, 2021
Risk free interest rate	0.86%
Expected term (in years)	5.1 years
Dividend yield	0.00%
Expected volatility	84.50%

There were no stock options granted during the year ended December 31, 2022.

•	Fair Value of Common Stock. Because our Common Stock is not publicly traded, we must estimate the fair value of Common Stock, as discussed in the subsection “Common Stock Valuations” below.

•	Risk-Free Interest Rate. The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon bonds with maturities equivalent to the option’s expected term.

•	Expected Term. The expected term of stock options granted has been determined using the simplified method, which uses the midpoint between the vesting date and the contractual term.

•

Expected Volatility. Since we do not have a trading history of our common stock, we derive the expected volatility by referencing the implied historical volatility of comparable publicly traded entities over a period equal to the expected term of the stock options.

•	Expected Dividend Yield. We do not anticipate paying any cash dividends in the foreseeable future and, therefore, use an expected dividend yield of zero.

Common Stock Valuations—The fair value of the shares of common stock underlying our stock-based awards has historically been determined by our board of directors as there is no public market for the underlying Common Stock. Our board of directors determine the fair value of the Company’s Common Stock by considering a number of objective and subjective factors including: input from management, contemporaneous third-party valuations of its Common Stock, the valuation of comparable companies, sales of the Company’s Common Stock and Redeemable Preferred Stock to outside investors in arms-length transactions, the Company’s operating and financial performance, the lack of marketability, and general and industry-specific economic outlook, amongst other factors.

18.	INCOME TAXES

The Company has provided for current and deferred U.S. federal, state, and foreign income taxes for the current period for all tax jurisdictions in which it is located.

The domestic and foreign components of the Company’s loss before income taxes were as follows (in thousands):

	Year Ended December 31,
	2022	2021
U.S.	$(155,474)	$(383,801)
Foreign	(61,473)	(226,472)

Total	$(216,947)	$(610,273)

The components of the Company’s provision for income taxes were as follows (in thousands):

	Year Ended December 31,
	2022	2021
Current income taxes:
U.S.—federal	—	—
U.S.—state	$(850)	$(932)
Foreign	2,824	(864)

Total current (provision for) benefit from income taxes	1,974	(1,796)

Deferred income taxes:
U.S.—federal	(6,935)	(8,523)
U.S.—state	(4,933)	(9,358)

Total deferred provision for income taxes	(11,868)	(17,881)

Total provision for income taxes	$(9,894)	$(19,677)

A reconciliation of income tax computed at the U.S. federal statutory income tax rate to the Company’s total provision for income taxes was as follows (in thousands):

	Year Ended December 31,
	2022	2021
Expected benefit from income taxes at U.S. federal statutory rate	$45,559	$128,157
State income taxes, net of federal benefit	7,396	10,553
Foreign rate differential	(4,432)	(6,579)
Valuation allowance	(52,490)	(150,125)
Uncertain tax positions	419	(931)
Permanent adjustments	189	(3,073)
Provision to return	(4,628)	1,673
Other	(1,907)	648

Total provision for income taxes	$(9,894)	$(19,677)

The deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial statement purposes and the amounts used for income tax purposes.

Significant components of the Company’s deferred tax assets and deferred tax liabilities were as follows (in thousands)

	Year Ended December 31,
	2022	2021
Deferred tax assets:
Net operating loss carryforwards	$330,713	$259,450
Stock-based compensation	15,637	13,512
Property and equipment, net	2,655	2,010
Amortization of intangible assets	80,907	71,230
Transaction costs	14,518	15,960
Accrued expenses and other liabilities	26,551	15,222
Allowance for doubtful accounts and refund liability	2,372	11,163
Legal settlements accrual	6,380	6,478
Operating lease liabilities	1,821	—
Unrealized losses	—	13,300
Interest expense limitation	87,444	57,684
Other	293	626

Total gross deferred tax assets	569,291	466,635

Valuation allowance	(391,826)	(380,186)

Total net deferred tax assets	$177,465	$86,449

Deferred tax liabilities:
Goodwill and indefinite lived intangibles	$(154,405)	$(97,425)
Interest rate swap	(52,053)	(12,863)
ROU assets	(1,393)	—
Unrealized losses	(5,321)	—

Total gross deferred tax liabilities	(213,172)	(110,288)
Net deferred tax liabilities	$(35,707)	$(23,839)

As of December 31, 2021, the Company is no longer permanently reinvested with respect to certain non-U.S. subsidiaries and therefore the Company recorded withholding taxes of $0.3 million with respect to undistributed earnings from its non-U.S. subsidiaries as such earnings are no longer reinvested indefinitely. The amount of undistributed earnings of non-U.S. subsidiaries as of December 31, 2022 was not material.

The Company assesses the likelihood of its ability to realize the benefit of its deferred tax assets in each jurisdiction by evaluating all relevant positive and negative evidence at each reporting date. To the extent the Company determines that some or all of its deferred tax assets are not more likely than not to be realized, it establishes a valuation allowance to reduce the deferred tax assets to the amounts that it is more likely than not expected to be realized. As of December 31, 2022 and 2021, the Company determined that sufficient negative evidence existed to conclude that it is not more likely than not that its deferred tax assets will be realized. As a result, the Company established a valuation allowance against its U.S. and foreign net deferred tax assets of $312.8 million and $79.0 million, respectively as of December 31, 2022, and a valuation allowance against its U.S. and foreign net deferred tax assets of $299.7 million and $80.4 million, respectively as of December 31, 2021.

A reconciliation of the beginning and ending amount of the Company’s valuation allowance was as follows (in thousands):

	Year Ended December 31,
	2022	2021
Beginning balance	$380,186	$247,888
Increase to valuation allowance	51,101	134,442
Decrease to valuation allowance	(67)	(2,144)
Valuation allowance change in accumulated other comprehensive income (loss)	(39,394)	—

Ending balance	$391,826	$380,186

As of December 31, 2022, the Company had cumulative U.S. federal net operating loss carryforwards of $975.2 million which have an unlimited carryforward period and non-U.S. net operating loss carryforwards of $442.3 million which expire at various times starting in 2026. As of December 31, 2022, the Company had cumulative net operating loss carryforwards of $582.0 million related to U.S. state jurisdictions which expire at various times starting in 2025. The Company’s U.S. federal and state net operating losses are potentially subject to limitations under Section 382 of the Internal Revenue Code of 1986, as amended, and other limitations under state law.

The following table summarizes the activity related to the Company’s unrecognized tax benefits (in thousands):

	Year Ended December 31,
	2022	2021
Balance as of the beginning of the period	$15,827	$8,425
Increases for prior year positions	445	7,402
Decreases for prior year positions	(270)	—
Settlements	(500)	—

Balance as of the end of the period	$15,502	$15,827

During 2022, the Company received a repayment of $5.9 million related to an ongoing non-U.S. income tax examination. As of December 31, 2022 and 2021, the Company had $15.5 million and $15.8 million, respectively, of unrecognized tax benefits of which $5.5 million and zero, respectively, were included in other non-current liabilities, $0.4 million and $0.5 million, respectively were included in other current liabilities, $9.6 million and $9.6 million, respectively, are presented as a reduction of deferred tax assets on the consolidated balance sheets. The total amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate was $5.9 million and $6.0 million, respectively, as of December 31, 2022 and 2021. The Company’s accounting policy is to classify interest accrued and penalties related to unrecognized tax benefits in the provision for income taxes. The accrued amounts for interest and penalties were $2.4 million and $3.9 million, respectively, as of December 31, 2022 and 2021. During 2022, we released interest and penalties of $2.4 million.

The total amount of unrecognized tax benefits relating to the Company’s tax positions is subject to change based on future events including, but not limited to, the settlements of ongoing audits and/or the expiration of applicable statutes of limitations. We believe that it is reasonably possible that a decrease of up to $0.4 million in unrecognized tax benefits related to the settlement of a state tax examination may occur within the next twelve months.

The Company is subject to taxation and files income tax returns in the U.S. federal and state, and foreign jurisdictions. In the U.S., the years from 2018 forward generally remain open and could be subject to examination by the taxing authorities. The Company’s other non-U.S. subsidiaries could be subject to audit in certain jurisdictions as early as 2015. As of the date these consolidated financial statements were available to be issued, the Company’s subsidiaries in the U.K. were subject to an ongoing examination in the U.K. for the tax years 2013 through 2018.

19.	ENTITY WIDE INFORMATION

Revenue—The following table presents the Company’s revenue disaggregated by revenue stream for the years ended December 31, 2022 and 2021 (in thousands):

	Year Ended December 31,
	2022	2021
Transaction fees	$1,036,157	$658,764
Marketing services and other revenue	8,709	14,024

Total revenue	$1,044,866	$672,788

Transaction fees consist of fees charged to buyers and sellers of tickets on our exchanges, including shipping fees charged to buyers of tickets. Marketing services and other revenue represent sales of owned ticket inventory and advertising revenue.

Transaction fees by geography is classified based on the domicile of the Company’s subsidiary that facilitates the transaction. This classification is independent of where the buyers and sellers associated with a transaction reside or are physically located or the location of the event associated with the transaction. A subsidiary of the Company domiciled in Switzerland is responsible for facilitating the Company’s international transactions. Other than this subsidiary, there were no other international subsidiaries of the Company that represented greater than 10% of total transaction fees charged by the Company during the years ended December 31, 2022. There were no international subsidiaries of the Company that represented greater than 10% of total transaction fees during the year ended December 31, 2021.

The following table presents the Company’s transaction fees disaggregated by geography for the years ended December 31, 2022 and 2021 (in thousands):

	Year Ended December 31,
	2022	2021
Transaction fees
United States	$943,701	$639,940
Switzerland	124,669	58,906
Rest of world	14,127	8,121

Total service fees earned	1,082,497	706,967
Refunds for event cancellations	(46,340)	(48,203)

Transaction fee	$1,036,157	$658,764

Transaction fees recognized during the years ended December 31, 2022 and 2021, were reduced by reversals of fees previously earned as a result of cash refunds or sales credit for event cancellations, which were comprised of reversals attributable to fees earned by the Company during 2022 and 2021 and reversals attributable to fees earned by the Company in a prior period.

Long-Lived Assets—The following table sets forth long-lived assets based on geography (in thousands):

	December 31,
	2022	2021
United States	$2,443	$6,803
Rest of world	53	546

Total	$2,496	$7,349

20.	NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS

The following tables presents the calculation of basic and diluted net loss per share attributable to common stockholders (in thousands, except share and per share data):

	Year Ended December 31,
	2022			2021
	Class A	Class B	Class C	Class A	Class B	Class C
Net Loss	$(204,867)	$(18,703)	$(3,271)	$(567,964)	$(52,742)	$(9,244)
Less: undeclared cumulative dividends and deemed dividend to preferred stockholders	(51,681)	(4,718)	(825)	(74,571)	(6,925)	(1,214)

Net loss attributable to common stockholders	$(256,548)	$(23,421)	$(4,096)	$(642,535)	$(59,667)	$(10,458)

Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	54,221,103	4,950,000	865,756	53,304,669	4,950,000	867,616

Net loss per share attributable to common stockholders, basic and diluted	$(4.73)	$(4.73)	$(4.73)	$(12.05)	$(12.05)	$(12.05)

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share because including them would have had an anti-dilutive effect:

	December 31,
Excluded Securities	2022	2021
Options to purchase common stock	3,246,035	3,342,768
Shares subject to nonrecourse loans not yet repaid or forgiven	705,230	805,230

Total	3,951,265	4,147,998

The table above does not include (i) 14,572, 103,572 and 128,572 stock options outstanding as of December 31, 2022 and 2021, respectively, and 2,477,568 and 1,879,402 RSUs outstanding as of December 31, 2022 and 2021, respectively, as these awards are subject to performance conditions that were not probable of vesting as of those dates; and (ii) 365,686 contingently issuable shares of common stock that will be issued upon a Qualified IPO in exchange for 20,000 shares of Series I Redeemable Preferred Stock and 32,892 shares of Series J Redeemable Preferred Stock, as based on the price per share of common stock as of December 31, 2022.

21.	RELATED PARTY TRANSACTIONS

The Company has entered into indemnification agreements with each of its directors, executive officers, and certain other officers. These agreements require the Company to indemnify such individuals, to the fullest extent permitted by Delaware law, for certain liabilities to which they may become subject as a result of their affiliation with the Company. No material claims are expected and therefore no amounts have been accrued under such agreements.

Andro Capital (“Andro”) is a seller on the Company’s platform and, in the normal course of business, has engaged the Company to list, price, and fulfill its tickets on its behalf. The Company’s CEO has an ownership stake in both the Company and Andro. The Company generated $0.1 million and $0.1 million of fee revenue from tickets sold by Andro during the years ended December 31, 2022 and 2021, respectively. Fee revenue from Andro represented less than 10% of the Company’s revenue. As of December 31, 2022 and December 31, 2021, Andro was due $4.0 million and $0.5 million, respectively, in proceeds related to tickets it had sold on the Company’s online ticket exchanges.

22.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 3, 2023, the date these consolidated financial statements were available to be issued, and has determined that the following subsequent events require disclosure in the consolidated financial statements:

On February 17, 2023, the Company and the holders of the Series J Redeemable Preferred Stock agreed to amend (i) the mandatory redemption date from February 20, 2023 to February 20, 2026 (ii) the conversion price upon a Qualified IPO and (iii) dividend rate on the Series J Redeemable Preferred Stock.

Events Subsequent to the Original Issuance of the Consolidated Financial Statements (Unaudited)

In connection with the reissuance of the consolidated financial statements, the Company has evaluated subsequent events from March 4, 2023, through November 20, 2023, the date the consolidated financial statements were available to be reissued, and has determined that the following subsequent events require disclosure in the consolidated financial statements:

On March 6, 2023, the Company entered into servicing and side agreements with Andro STA Fund I (Preferred Equity), L.P., which is managed by Andro. Under this agreement, the Company helped to facilitate the sale and servicing of tickets owned by Andro.

On March 13, 2023, the Company entered into a third amendment to the credit agreement replacing LIBOR with SOFR benchmark for the USD Term Loan B, Revolving Credit Facility and USD Term Loan B2 effective June 30, 2023. The amended loan interest rate per annum is equal to SOFR, plus a spread, subject to a floor of 0.00%, plus 3.61448% for USD Term Loan B and Revolving Credit Facility and SOFR, plus a spread, subject to a floor of 0.50%, plus 4.36448% for USD Term Loan B2. On June 27, 2023, the Company also entered into an amendment of the USD Term Loan B interest rate swap to transition a hedge of LIBOR to a hedge of SOFR, plus a spread, to a fixed rate of 1.3784%, effective June 30, 2023.

On March 22, 2023, the Company granted in aggregate 3,899,999 RSUs under the 2022 Plan to certain executives. The awards contain various vesting conditions, including service, performance and market conditions. All of the awards are subject to performance conditions requiring a liquidity event which includes an equity listing event for the Company’s Class A Common Stock or change in control. The liquidity events are not deemed probable until consummated, therefore, no expense is expected to be recognized until such event occurs, and as a result all stock-based compensation costs related to these awards will remain unrecognized until the underlying performance condition is achieved.

On March 22, 2023, the Company modified 1,926,042 unvested stock options that were granted in 2018. The original vesting provisions for the unvested stock options were based on the Company’s achievement of tiered share prices, ranging from $100.00 to $400.00 per share, in qualifying liquidity events including a change in control, initial public offering, or secondary transactions. These stock options were modified such that upon the occurrence of an initial public offering, the tiered share prices, ranging from $100.00 to $400.00 per share, will be measured based on the volume weighted average trading price for the Company’s Common Stock for any 30-consecutive trading day period as reported by the principal securities exchange on which on such stock is listed. As the stock options modified still contain a performance condition that is not probable of vesting on the modification date, there is no stock-based compensation cost recognized as a result of the award’s modification until the achievement of the performance condition.

On March 30, 2023, the Company issued and sold an aggregate of 115,000 shares of Series L redeemable preferred stock at a purchase price of $1,000.00 per share to two accredited investors, for an aggregate purchase price of $115.0 million. One of the accredited investors is Madrone Partners, L.P. and their affiliates, which is considered a related party to the Company.

    Shares

Class A Common Stock

Prospectus

    , 2024

J.P. Morgan	Goldman Sachs & Co. LLC	BofA Securities

Through and including    , 2024 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable by the Registrant in connection with this registration statement and this offering. All amounts shown are estimates except for the SEC registration fee, FINRA filing fee and the exchange listing fee.

Amount Paid or to Be Paid
SEC registration fee	$	*
FINRA filing fee
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Custodian, transfer agent and registrar fees and expenses		*
Other advisor fees		*
Miscellaneous expenses		*

TOTAL	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers

As permitted by Section 102 of the Delaware General Corporation Law, we expect to adopt provisions in our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective in connection with the effectiveness of this registration statement, that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation will also authorize us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws will provide that:

•	we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•

we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our amended and restated bylaws are not exclusive.

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide for the indemnification provisions described above and elsewhere herein. We have entered or will enter into, and intend to continue to enter into, separate indemnification agreements with our directors and officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended (the “Securities Act”).

We have purchased and currently intend to maintain insurance on behalf of each and every person who is or was a director or officer of the registrant against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

Item 15. Recent Sales of Unregistered Securities

Set forth below is information regarding all securities issued by the Registrant without registration under the Securities Act since January 1, 2020. The Registrant believes that each of these transactions was exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2), Regulation D, Regulation S or Rule 701 of the Securities Act or as transactions not involving the sale of securities.

Plan Related Issuances

1.

Since January 1, 2020, we granted to our employees options to purchase an aggregate of 850,000 shares of our Class A common stock under our 2015 Stock Option Plan (the “2015 Plan”) at a weighted average exercise price of $50.00 per share.

2.

Since January 1, 2020, we issued and sold to our employees an aggregate of 1,103,694 shares of our Class A common stock upon the exercise of stock options under our 2015 Plan at a weighted-average exercise price of $30.59 and aggregate consideration of approximately $33.8 million.

3.

Since January 1, 2020, we granted to our employees, consultants and other service providers restricted stock and restricted stock units, representing an aggregate of 6,891,924 shares of our Class A common stock, under our 2012 Plan and 2022 Omnibus Incentive Plan.

Sales of Redeemable Preferred Stock

A.

On February 12, 2020, we issued and sold an aggregate of 300,000 shares of Series G redeemable preferred stock and 100,000 shares of Series H redeemable preferred stock at a purchase price of $1,000 per share to six accredited investors, for an aggregate purchase price of $400.0 million. We redeemed in full the Series G redeemable preferred stock in July 2021, of which $364.3 million was then outstanding, pursuant to the terms of the Series G Certificate of Designation. In February 2022, we paid an aggregate of $112.1 million and issued a total of 98,806 shares of Class A common stock in exchange for the repurchase and retirement of the 100,000 shares of Series H redeemable preferred stock then outstanding, pursuant to the terms of the Series H Certificate of Designation.

B.

On November 24, 2020, we issued and sold an aggregate of 50,000 shares of Series I redeemable preferred stock at a purchase price of $1,000 per share to one accredited investor, for an aggregate purchase price of $50.0 million.

C.

On March 8, 2021, we issued and sold an aggregate of 65,785 shares of Series J redeemable preferred stock at a purchase price of $1,000 per share to two accredited investors, for an aggregate purchase price of $65.8 million.

D.

On July 29, 2021, we issued and sold an aggregate of 365,000 shares of Series K redeemable preferred stock at a purchase price of $1,000 per share to one accredited investor, for an aggregate purchase price of $365.0 million.

E.

On March 30, 2023, we issued and sold an aggregate of 115,000 shares of Series L redeemable preferred stock at a purchase price of $1,000 per share to two accredited investors, for an aggregate purchase price of $115.0 million.

Issuances of Class A Common Stock

F.

On December 20, 2019 and March 13, 2020, we entered into purchase agreements with 55 accredited investors and issued and sold an aggregate of 26,473,195 shares of Class A common stock at a price per share of $72.73 for a total purchase price of $1.9 billion, which such shares were issued on February 13, 2020 and March 13, 2020, and includes the issuance of 13,749 to our founder in connection with the repayment of a convertible promissory note between us and our founder.

G.	On February 13, 2020, we issued $7.5 million in shares of our Class A common stock to a consultant, which amounted to 103,121 shares of Class A common stock.

H.	On June 19, 2020, we issued and sold an aggregate of 13,749 shares of our Class A common stock to 2 accredited investors at a price per share of $72.73 for a total purchase price of $1.0 million.

I.	On August 20, 2021, we issued 134,066 shares of our Class A common stock in connection with the exchange of 32,893 shares of Series J redeemable preferred stock.

J.	On October 18, 2021, we issued 85,894 shares of our Class A common stock in connection with the exchange of 20,000 shares of Series I redeemable preferred stock.

K.

On December 22, 2021, we issued and sold an aggregate of 395,226 shares of our Class A common stock to 2 accredited investors at a price per share of $253.02 for a total purchase price of $100.0 million.

L.	On April 7, 2022, we issued and sold a total of 7,904 shares of Class A common stock to an accredited investor at a price per share of $253.02, for a purchase price of $2.0 million.

M.

On May 18, 2022, we entered into a purchase agreement with 13 accredited investors, pursuant to which we issued and sold an aggregate of 4,665 shares of our Class A common stock at a price per share of $253.02 for a total purchase price of $1.2 million, which such shares were issued between May 2022 and June 16, 2022.

N.

In March 2023, the Company entered into a warrant agreement authorizing the issuance of up to 98,806 common stock warrants as payment in connection with a consulting agreement with a third-party. On March 10, 2023, the Company issued 51,379 common stock warrants under the warrant agreement as advisory warrants which will vest through December 31, 2027. The remaining 47,427 common stock warrants under the warrant agreement are unissued and issuable upon the satisfaction of certain initiative milestones through December 31, 2027.

The offers, sales and issuances of the securities described in paragraphs 1 through 3 were deemed to be exempt from registration under Rule 701 promulgated under the Securities Act as transactions under compensatory benefit plans and contracts relating to compensation, or under Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving a public offering. The recipients of such securities were our directors, employees or bona fide consultants and received the securities under our equity incentive plans. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

The offers, sales and issuances of the securities described in paragraphs A through M were deemed to be exempt under Section 4(a)(2) of the Securities Act or Rule 506 of Regulation D under the Securities Act as a transaction by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act and had adequate access to information about us. No underwriters were involved in these transactions.

Item 16. Exhibits and Financial Statement Schedules

(a)     Exhibits

The exhibit index attached hereto is incorporated herein by reference.

(b)     Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned Registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)    To include any prospectus required by Section 10(a)(3) of the Securities Act.

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

(iii)    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

INDEX TO EXHIBITS

The following exhibits are filed as part of this registration statement.

Exhibit No.

1.1*	Form of Underwriting Agreement.

3.1*	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective in connection with the effectiveness of the registration statement of which this prospectus forms a part.

3.3*	Bylaws of the Registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be effective in connection with the effectiveness of the registration statement of which this prospectus forms a part.

4.1*	Reference is made to exhibits 3.1 through 3.4.

4.2*	Specimen Stock Certificate of the Registrant evidencing the shares of Class A common stock.

4.3*	Eighth Amended and Restated Investors’ Rights Agreement, dated as of December 20, 2019, by and among the Registrant and certain of its stockholders.

4.4*	Warrant to Purchase Common Stock, dated March 10, 2023, issued to Yankee Global Enterprises LLC.

5.1*	Opinion of Latham & Watkins LLP.

10.1*	Credit Agreement, dated February 13, 2020, by and between PUG, LLC, the Registrant, JPMorgan Chase Bank, N.A., and each L/C Issuer and lender from time to time party thereto.

10.2*	Incremental Facility Amendment No. 1, dated August 24, 2020, by and between PUG, LLC, the Registrant, JPMorgan Chase Bank, N.A., and each L/C Issuer and lender from time to time party thereto.

10.3*	Refinancing Amendment No. 2, dated July 26, 2021, by and between PUG, LLC, the Registrant, JPMorgan Chase Bank, N.A., and each L/C Issuer and lender from time to time party thereto.

10.4*	Amendment No. 3, dated March 13, 2023, by and between PUG, LLC, the Registrant, JPMorgan Chase Bank, N.A., and each L/C Issuer and lender from time to time party thereto.

10.5*	2012 Restricted Stock Unit Plan.†

10.6*	Form of Restricted Stock Unit Grant Notice and Agreement under 2012 Restricted Stock Unit Plan.†

10.7*	2015 Stock Option Plan.†

10.8*	Form of Stock Option Grant under 2015 Stock Option Plan.†

10.9*	2022 Omnibus Incentive Award Plan.†

10.10*	Form of Agreements under 2022 Omnibus Incentive Award Plan.†

10.11*	2024 Employee Stock Purchase Plan.†

10.12*	Form of Indemnification Agreement for Directors and Officers.

21.1*	List of Subsidiaries of the Registrant.

23.1*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

23.2*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.3**	Consent of CoLab Group.

24.1*	Powers of Attorney (included in the signature pages to this registration statement).

107*	Filing Fee Table.

*	To be filed by amendment.
**	Previously filed.
†	Indicates a management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, state of New York, on                 , 2023.

STUBHUB HOLDINGS, INC.

By:
Eric H. Baker
Chief Executive Officer

We, the undersigned directors and officers of the Registrant, hereby severally constitute and appoint Eric H. Baker and                 , and each of them singly, our true and lawful attorneys, with full power to them, and to each of them singly, to sign for us and in our names in the capacities indicated below, the registration statement on Form S-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Registrant, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of us might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Eric H. Baker	Chief Executive Officer and Director (Principal Executive Officer)	, 2023

Connie James	(Principal Financial and Accounting Officer)	, 2023